ANNUAL REPORT


Banco de Chile
Teletón
Banco de Chile
POR UN
CHILE CON
OTRO AIRE

9 Concurso Nacional DESAFÍO EMPRENDEDOR

MUJERES QUE Inspiran

Teletón

Por un Chile con otro aire

Banco de Chile

ANNUAL REPORT
2024

Banco de Chile

Banco de Chile



TABLE OF CONTENTS

The Banco de Chile Financial Report issued on February 12, 2025, is incorporated into and forms an integral part of this Annual Report. The document is available on the bank's website at www.bancochile.cl in the Our Bank section.

This document was drafted in the Spanish language. The English version is merely a free translation for referential effects. In case of discrepancies between the Spanish and English versions, the Spanish version shall prevail.


Banco de Chile
Banco de Chile
Banco de Chile

1

OPENING REMARKS

Message from the Chairman

Dear Shareholders,

It is my pleasure to present the 2024 Annual Report. During the period covered by this document, Banco de Chile once again reaffirmed its leadership in the local banking industry in terms of both its financial results and its overall performance.

We are proud of these outcomes, especially considering the increasingly challenging business environment in which we work. The positive results from this period further reinforce our firm belief that a consistent strategy with a strong emphasis on long-term fundamentals is key for generating greater economic value for our shareholders beyond the natural fluctuations in the economic cycle.

GRI 2-22

However, this positive performance should not make us complacent or discourage us from expressing our concern about the deterioration of Chile's long-term foundations, which is reflected in the lower GDP growth. We have observed this loss of traction for the past 10 years. During this period, Chile reported average growth of 2%. Many reasons for this have been put forward, among them the various reforms that have been implemented over the past decade, which have impacted our structural growth and, thus, our capacity to improve people's wellbeing.

The fact that we are not seeing more growth is an urgent matter that we must address, particularly given the likely deterioration in external conditions. In view of this, it is critical that we make every effort to rebuild solid institutional foundations for development and once again aspire to the dynamism that Chile had just a few decades ago.

In this context, it is important to recognize the need to propose changes to the country's political system in order to promote better conditions for dialogue and, thus, advance reforms that truly address the real needs of the people and revitalize the country's progress. Specifically, we must substantially modify the current licenses and permits system, as its deficiencies have impacted investment. In particular, along with administrative efforts to reduce project start-up times, measures to strengthen the rule of law of the investment process must be considered.

Despite the challenges that Chile has faced, the bank reported net income of Ch$1,207,392 million for 2024, and its return on average capital and reserves was 23%. There are good fundamentals behind these figures. In terms of solvency, the bank achieved the highest level of capitalization in its class. This shows that it is well prepared to face the challenges of the macroeconomic and regulatory environments. The entity also performed very well in the area of credit risk, particularly in regard to its low levels of delinquency, which reflects the soundness of the customer base and the ongoing search for adequate risk-return levels in lending activity. In addition, significant progress was made in terms of efficiency after we experienced a drop in operating expenses in real terms last year. We also continued to be a leader in the areas of quality and customer experience.

Additional efforts will be necessary to sustain these results, and they will undoubtedly be focused on achieving higher levels of efficiency and productivity and, above all, improving our customers' experience. All of this is even more important given the impact that the normalization of various macroeconomic variables (such as inflation and interest rates) will have on income in a context that will be marked by low levels of dynamism in volume growth. As such, it will be essential to adapt our business models on an ongoing basis. This in turn will require increased internalization of technology for routine functions and new activities in order to further strengthen the quality of the services provided to people. We made significant progress in digital transformation in 2024. This effort included incorporating Artificial Intelligence tools into a series of developments and processes, among other things. All of the above will allow us to continue to strengthen key areas such as credit management, data use, and customer

service. In addition, the bank decided to create a new payment card operation subsidiary through which we will participate in the acquiring business as part of our strategy to strengthen our value proposition for our customers, especially those in the mass business segment.



Along with the efforts of the banks, it is of utmost importance that regulations continue to safeguard the conditions necessary to move towards increased access to banking services, which is a fundamental pillar of a country's sustainable development. Recent evidence has shown the immeasurable benefits of greater financial inclusion in a tangible way. This is defined as access to products and services beyond payment system. Along these lines, we have seen that a formal and deep financial market has provided the opportunity for various individuals and companies to access financial support programs, including rescheduling loans and renegotiations. The bank has played a very active and prominent role in this area, and Chile has been a leader both in the region and globally in terms of its capacity to implement this type of program to mitigate the negative effects of recessionary cycles. These aspects are even more important in the current context, especially considering that the development of new players in the financial industry poses the additional challenge of avoiding regulatory asymmetries, especially in terms of funding, liquidity, and capital, which could affect competitive conditions and financial stability in the long term. The international evidence is overwhelming in terms of the key role that access to banking services has played in countries that have reached high development thresholds like those to which Chile aspires.

As has been our tradition, in 2024 we continued to develop a series of activities focused on strengthening the foundations of the bank's sustainability. These include corporate volunteering through the Teletón and programs to support those affected by emergencies that impact the country. In addition, we continue to promote initiatives aimed at fostering inclusion, non-discrimination, and respect for diversity as part of our core governance pillars. The bank has also carried out various activities focused on promoting entrepreneurship and education, which we believe to be fundamental for sustainable development. These and other actions undoubtedly contributed to the company being recognized for having the best corporate reputation in the Chilean banking industry and for being a leader in corporate governance. GRI 2-22

I would like to close these remarks by thanking the more than 11 thousand employees of the bank and its subsidiaries whose efforts and dedication made these achievements possible. I am also grateful to you, our shareholders, for the trust that you have placed in the board that I have the honor of chairing.



Pablo Granifo Lavín
Chairman of the Board
Banco de Chile

A Word from Our CEO

Dear Shareholders:

It is a privilege to share with you the bank's progress and key achievements in fiscal year 2024, a period in which we reaffirmed the organization's purpose of continuing to promote the development of Chile and its people, adding value to relationships with our customers, our employees, and the community.

As we have stated in previous reports, we believe it is important to express our most sincere and profound gratitude for the over 11 thousand employees of Banco de Chile and its subsidiaries. Their hard work and dedication allow us to once again honor the commitment that we made to our country over 131 years ago.

GRI 2-22

During 2024 Banco de Chile recorded a positive result, which is especially commendable given the environment marked by enormous internal and external challenges and difficulties. The country's low economic growth, inflation above the Central Bank's target range (though it is falling), increasingly intense and demanding competition and regulation, uncertainty about pending reforms, and a complex international context have created a challenging environment that has once again required us to responsibly and rigorously manage our business.

In view of this, we focused on designing and implementing important strategic projects in the area of customer service and after-sales models for individuals and companies during 2024. Together with a focus on efficiency and productivity, those efforts have allowed us to strengthen the foundations that will sustain our leadership in the long term.

The bank's net income in 2024 was Ch$1,207,392 million, which is equivalent to a return on capital and reserves of 23.1%. This once again places us above our main competitors and the industry average. From a broader perspective, Banco de Chile generated economic value of Ch$4,427,874 million during the period. These resources were mainly allocated to providers of financial resources (40.0%), our employees (13.2%), other suppliers of goods and services (11.8%), and the government through income and property taxes, and other payments (7.4%).

In terms of operating income, I would like to highlight our commercial revenue from traditional lending products and deposits, as well as transaction fees, securities brokerage, and fund management. This broad portfolio demonstrates the comprehensive and attractive value offer we make available to our customers.

In lending, we have endured an industry-wide cycle of low dynamism. Despite this, we recorded a nominal increase of 3.4% in our loan portfolio and engaged in a sustained effort to generate profitable growth. We achieved a 15.9% market share in commercial loans in a very restricted market in which competitive dynamics frequently drove margins above our risk-return definitions, particularly in the corporate and large company segments. Notwithstanding the above, and in line with our commitment to the country's small and medium-sized companies, we played a very active role in the re-launch of the FOGAPE Chile Apoya program. Banco de Chile financed over UF 8 million in loans, making it the program's leading bank by volume of loans granted.

We grew practically in line with the market in the consumer loans segment, ending the year with a market share of 18.6%. Finally, our mortgage loan portfolio grew by 7.4% annually in a context of declining interest rates, which are still high by historical standards. We ended 2024 with a 15.5% market share in this product family, slightly above the 15.3% achieved in the previous period. In this context of weak activity at the industry level, exacerbated competition, and pressure on business margins, I would like to highlight our ongoing efforts to offer an attractive experience and value proposition to our customers

based on a distinctive quality of service via both in-person and remote channels.

This context also required us to engage in constant monitoring of payment behavior and credit risk, paying special attention to the segments most affected by this economic cycle. This proactive and rigorous work allowed us to strike a balance between risk, return, and sustainable growth, outperforming the industry and our competitors in all portfolio risk indicators. This reflects the solid and close relationship that we maintain with our customers, who repay us through their quality and loyalty.

I would like to make special mention of our progress in the areas of efficiency and productivity, which constitute one of the strategic focus areas of our corporation. We have begun to reap the rewards of a long-term, organization-wide effort to allocate significant resources to technological developments and infrastructure.

In this area, we have made quick progress in the automation and transformation of service channels and processes, enhancing digitalization, the experience, and service quality. This value creation process is reflected in our customers' loyalty and willingness to recommend us and in the recognition we have earned from the financial community, as well as the evolution of our operating expenses, which decreased 2.7% in real terms during fiscal year 2024. We will continue to move in this direction, as we believe that excellence in efficiency and productivity is a prerequisite for sustaining the leadership that sets us apart.

The future challenges us to explore and conquer new growth options in our different lines of business. I would like to mention in particular the opportunities opened up by the sustained expansion of the FAN Account, our first digital debit account for customers transitioning to more sophisticated solutions or products, and the upcoming launch of our new acquiring subsidiary. The latter will allow us to leverage further growth in the small and medium-sized business segment through innovative payment and cash management solutions.

I would also like to mention some of the most outstanding milestones of our strategic focus on sustainability and commitment to Chile. First, we were the leading supporter of the Teletón, Chile's most important charitable effort, for the 46th year in a row. We also opened a new school in Colico Alto, Biobío Region, to replace one destroyed by a forest fire. The new facility was erected in record time in conjunction with Desafío Levantemos Chile. We also provided support to business owners impacted by serious fires in the Valparaíso Region. In addition, we strengthened our Education for Chile Program, in particular the TP Commitment

GRI 2-22



A Word from Our CEO

initiative, which benefits students, teachers, and principals of technical-vocational schools by providing key tools to improve their training and enable students to enter the labor market.

In environmental efforts, we renewed the Blue Commitment for Chile Program and the activities of Banco de Chile's Blue Crew. Hundreds of employee volunteers participated in efforts to clean up beaches, wetlands, and riverbanks in various regions of the country. We also promoted inclusion through the Women Who Inspire Program, now in its fourth edition, which recognized female micro entrepreneurs and community leaders.

GRI 2-22

Similarly, our bank has positioned itself as a model in efforts to support Chilean SMEs and entrepreneurs by creating a comprehensive ecosystem with several strategic partners and offering a wide range of initiatives to help develop their ventures. These include the ninth version of the National Entrepreneurial Challenge Contest and the national school and university entrepreneurship contests. We also helped organize the first SMEs for Chile gathering, which brought together participants from bank-promoted enterprise initiatives, including the Entrepreneur Challenge, Women Who Inspire, the Challengers Innovation Challenge, and the Banco de Chile Innovative Woman Award.

We were recognized for these and other achievements in various fields in 2024. I would especially like to highlight our first place standing in corporate reputation in the Merco Empresas ranking; first place and Best of the Best in the Contractual category in the PROCALIDAD National Customer Satisfaction Awards; first place in Merco Talento as the leading bank in attracting and retaining talent; and first place in Best Paying Companies as the leading private bank in timely payment to our suppliers, many of them small and medium-sized companies.

The coming years will bring important challenges, especially due to projections of low economic growth and the uncertainty of the upcoming elections, which will force us to continue working with the effort, commitment, and adaptability that have characterized us as an institution.

I believe that we have built a solid foundation with an excellent team, the best technology, and careful planning that will give us the roadmap we need to maintain our industry leadership in the future. We will continue to be a major player in the development of Chile and its people, companies, and entrepreneurs, helping to build their dreams, projects, and ideals to make our country a better place to pass on to future generations.



Eduardo Ebensperger Orrego
Chief Executive Officer
Banco de Chile

2

CORPORATE PROFILE

Corporate Profile

Banco de Chile's tax ID number is 97.004.000-5. It is a banking corporation incorporated in the Republic of Chile in accordance with the General Banking Law. Its activities were authorized by the Financial Market Commission (CMF)–formerly the Superintendency of Banks and Financial Institutions–through Resolution No. 132 of September 17, 1996. Banco de Chile's current bylaws are recorded in a public instrument dated April 9, 2012, granted by the Santiago Notary Office of Mr. Andrés Rubio Flores, which contains a summary of the minutes of an extraordinary shareholders' meeting held on March 22, 2012. The bank is currently registered in the Santiago Commercial Registry on page 23,859, number 18,638 of 1996.

The legal domicile of Banco de Chile is Paseo Ahumada No. 251, Santiago, Chile. Its contact information is listed below.

- **Contact:** Pablo Mejía Ricci, Head of Investor Relations
- **Website:** www.bancochile.cl
- **Email:** ir@bancochile.cl · sostenibilidad@bancochile.cl

The organization consists of the bank and its subsidiaries:

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Socofin S.A.
- Operadora de Tarjetas B-Pago S.A.

The bank offers a wide range of specialized loan and financial products and services (including securities brokerage, mutual fund management, investment banking, insurance brokerage, and collections) to all segments of the Chilean financial market.

The bank has had a strategic partnership with Citigroup since 2008 that gives its customers access to a large network of services and correspondent banks abroad.


Banco de Chile

Mission, Vision, Purpose, and Values

MISSION

We are a leading, globally-connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile, and effective solutions and thus ensuring value creation for our shareholders, our employees, and the community at large.

VISION

In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general.

CMF
2.1

PURPOSE

We contribute to the development of the country, people, and companies.

VALUES

Integrity, commitment, respect, loyalty, sound judgment, responsibility and fairness.

Main Milestones and Figures

Milestones

The bank became Chile's **most valuable** company by market capitalization.

Creation of **a new acquiring subsidiary** in an effort to offer innovative payment solutions to the country's SMEs.

Leader in financial results in the Chilean industry in terms of net income and profitability.

A leader in **supporting Chilean SMEs and entrepreneurs** through education, competitions, partnerships, and financing.

Our **commitment to sustainability, inclusion, and support for Chile** was reaffirmed through initiatives such as the Teletón, Blue Commitment, Education for Chile, and the Women Who Inspire Program.

The main financial institution in the FOGAPE Chile Apoyo Program, with more than **UF 8 million financed** in 2024.

Awards

World Banks 2024 – The Banker
Best Performing Bank and Most Profitable Bank in Chile. Leading bank in Risk Management and second in Tier 1 Capital (solvency) in Chile.

Best Bank in Chile
Granted by "Global Finance" magazine at the Best Bank Awards 2024.

The European – Global Business Awards 2024
Bank of the Year.
Innovative Digital Bank of the Year.
Best Bank for Financial Inclusion.
Best Bank for the Sustainable Future.

PXI Ranking - Praxis Xperience Index 2024
1st in the Large Financial Institutions sector in Customer Experience.

National Customer Satisfaction Award – PROCALIDAD 2024
First place in the Large Financial Institutions sector.
Best of the Best in the Contractual category.

Merco Companies 2024
1st place in Banks and Financial Institutions and 2nd place in the overall ranking.

The Market Voice 2024
"Best Corporate Governance," awarded by EY, the Santiago Stock Exchange, and Instituto de Directores de Chile.

Merco Talent 2024
We ranked first in Banks and Financial Institutions for the 11th consecutive year and third place in the overall ranking of 200 companies.

Merco University Talent 2024
1st place in Banks and Financial Institutions and 3rd place in the overall ranking of 200 companies.

Best Supplier Payment Award
Leader in timely payment to suppliers. Organized by the Association of Entrepreneurs, the Commodities Exchange and *El Mercurio* newspaper.

Merco ESG Responsibility
3rd place in the overall ranking of the 100 Most Responsible Companies and with the Best Corporate Governance.

ALAS20 Ranking
We placed second in the category of Sustainability Leader – Chile.

HuellaChile Seal for Greenhouse Gas Reduction
Awarded by the Ministry of the Environment to organizations committed to greenhouse gas (GHG) reduction.

Main Milestones and Figures

FINANCIAL PERFORMANCE

+3.4%

growth
in total loans


Total Loans
Retail
Banking
65%
Wholesale
Banking
35%

Ch$52,095

billion in assets

Ch$38,875

billion in loans

Economic
value generated

Ch$4,428

billion



Return of

23.1%

on average capital and reserves

37.1%

efficiency ratio


Net income before taxes
Wholesale
Banking
and Treasury
47%
Retail
Banking and
Subsidiaries
53%

Ch$1,207

billion
in net income

CUSTOMERS

2.7 million
active customers

1.5 million
checking accounts

1.7 million
FAN debit accounts

76.7%
net promoter score

+15% increase in
electronic funds transfers

Visits to public portals
59 million
monthly average

821 thousand
users of loyalty
program benefits

Customers with
login credentials
on the private website
2.3 million
monthly average

Main Milestones and Figures

EMPLOYEES

11,614
Corporation

9,920
Banco de Chile

1,694
Subsidiaries

51%
women

49%
men

53%
internal mobility

728,508
hours of training

91.9%
Workplace Climate Satisfaction Survey

1.4%
employees with disabilities

COMMUNITY

Social Investment
Ch$7,176
billion

+8,000
volunteers

Volunteer hours
181,937
equivalent
to 22,742 work days

Teletón
46 years
supporting the *Teletón*

Education for Chile
4,586 beneficiaries
+ 60 mentors

277
community activities

THE ENVIRONMENT

Huella Chile
Quantification and Reduction seals

Energy
100% renewable
purchased directly as an unregulated customer and through IREC Certificates

+17 tons of waste removed from beaches, rivers, and wetlands.

+55,000 cards repurposed to build sports equipment

Historical Information

Banco de Chile is a leading financial institution in the Chilean banking industry with over 130 years of history. It was founded through the merger of Banco de Valparaíso, Banco Nacional de Chile, and Banco Agrícola in 1893. Since then, it has been a key institution in the country's financial development. Over its long history, it has adapted to changes in the market and to its customers' needs while maintaining a focus on innovation and quality service. It has played a key role in financing infrastructure projects, supporting small and medium-sized enterprises, and encouraging Chileans to save and invest.

Banco de Chile has been a fundamental pillar of the national financial industry since before the opening of the Central Bank in 1926 and the approval of the General Banking Law. It has played a crucial role in stabilizing the Chilean banking system thanks to its solvency, profitability, and support for the country's development as a financial and business pacesetter.

History

CMF
2.2

1893

The corporation's beginnings date back to the end of the 19th century when Banco de Valparaíso, Banco Nacional de Chile, and Banco Agrícola merged to form the Banco de Chile banking corporation. The bank began operating the following year with a network of 25 branches throughout Chile.

1926

Banco de Chile relocated its headquarters from the former offices of Banco Nacional de Chile at Huérfanos 930 to a brand-new building at Ahumada 251.





1930

Banco de Chile overcame the economic crisis thanks to a sound capital base.

1960

Following a major earthquake and tsunami in Valdivia, it provided support for the devastated region with special loan resources to help rebuild the hardest hit areas.

1970s

The Chilean State Development Corporation (CORFO) became Banco de Chile's largest shareholder in 1973 as a result of a process undertaken to nationalize the banking industry. In 1975, ownership and control of the bank were transferred to private investors.

1982

Banco de Chile became international by opening a branch in New York, USA.

1983

Amidst a global and local financial crisis, authorities intervened to address its deteriorated loan portfolio and capital base.



1986/87

Banco de Chile acquired the assets and liabilities of Banco Continental. Thirty thousand new shareholders were incorporated through “popular capitalism.” Banco de Chile absorbed Banco Morgan Finanza.

1996

Banco de Chile changed its name to SM-Chile S.A. in order to resolve the subordinated debt problem. A subsidiary of SM-Chile S.A. was incorporated and all the assets and liabilities of the former Banco de Chile including its name were transferred to it. Another subsidiary called SAOS S.A. was incorporated, which acquired its liabilities to the Chilean Central Bank.



The 2000s

The merger with Banco de A. Edwards was completed in 2002. Banco de Chile took over the assets and liabilities of Citibank Chile, the Chilean subsidiary of Citigroup, and partnered with Quiñenco to share ownership of LQ Inversiones Financieras S.A. In 2008.


Banco de Chile

The 2010s

Following successful capital increases, Banco de Chile’s stock was included in the MSCI stock index. Banco de Chile was also listed on the Dow Jones Sustainability Index Chile (DJSI) as a result of its sustainability strategy, which is designed to strengthen its commitment to the development of Chile and its inhabitants.

LQ Inversiones Financieras S.A. made a secondary offering of Banco de Chile shares in 2014, bringing its stake to 51%.

In 2019, the bank prepaid the total balance of subordinated debt to the Chilean Central Bank. This contributed to a significant increase in the free float, which reached 44%.

2020-2024

The bank launched initiatives to mitigate the impacts of the COVID-19 public health crisis and was recognized for its support for the community.

The first 100% digital account, the FAN Account, was introduced, followed by other products such as FAN Emprende for SMEs, FAN Clan for teenagers, and FAN Ahorro.

The bank’s progress in sustainability is recognized locally and internationally by various ESG evaluation institutions.

As part of its strategy to diversify the liability structure and finance long-term growth, the bank issued a US$500 million bond under U.S. Rule 144A/Regulation S. It also published its Sustainable Funding Framework, under which two social bonds were issued in 2023.

In 2024, the bank was positioned as market leader with an average return on capital and reserves of 23.1% and efficiency of 37.1%. It also became the most valuable company in Chile by market capitalization.

Ownership

The bank maintains a diversified ownership structure that reflects its strength and stability in the financial market. This diversity of domestic and international shareholders allows the organization to operate with a robust capital base and efficient resource management. The bank's ownership structure is a key part of its ability to implement sustainable growth strategies and respond effectively to market dynamics.

Ownership and Control

As of December 31, 2024, Banco de Chile has a total of 15,498 shareholders of record. The main shareholder is LQ Inversiones Financieras S.A. (LQIF), which directly and indirectly owns 51.15% of Banco de Chile's shares. LQIF is owned equally (50% each) by Quiñenco S.A. and Citigroup Inc. In accordance with the terms of the shareholders' agreement between Quiñenco S.A. and Citigroup Inc., the former has control of Banco de Chile.

Eighty-two point nine percent (82.9%) of the issued and paid shares of Quiñenco S.A. are held by the companies Andsberg Inversiones SpA, Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Inversiones Salta SpA, Inversiones Alaska Ltda., Inmobiliaria e Inversiones Río Claro S.A., and Inversiones Río Claro Ltda. The Luksburg Foundation indirectly holds 100% of Andsberg Inversiones SpA. and 100% of Ruana Copper A.G. Agencia Chile.

CMF 2.3.1


Citigroup Inc.
Quiñenco S.A.
50%
LQIF Group
50%
51.2%
Ergas Group
3.0%
Pension funds
4.3%
Total foreign
19.3%
Other shareholders
22.2%
3.0%
ADRs
16.3%
Other foreign investors
Banco de Chile

LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. (LQIF Group), subsidiaries of Quiñenco S.A., and Citigroup Inc., directly control 51.15% of the shares of Banco de Chile. Under the strategic partnership agreement between Quiñenco and Citigroup Inc. for the merger by incorporation of Citibank Chile into Banco de Chile, Citigroup Inc. accessed a shareholding in LQIF, with an initial holding of 32.96%, which it later increased to 50% of that company. An essential feature of this partnership is the agreement that Quiñenco will continue to be the controller of LQIF and the companies that LQIF directly or indirectly controls.

Andrónico Luksic Craig (Chilean ID No.: 6.062.786-K) controls 100% of Inversiones Consolidadas Ltda. and Inversiones Alaska Ltda. Andrónico Luksic Craig's family holds 100% of Inversiones Salta SpA. Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda. are indirectly controlled by the Emian Foundation, in which the successors of the late Mr. Guillermo Luksic Craig † (Chilean ID No. 6.578.597-8) have interests. There is no joint action agreement among the controllers of Quiñenco.



Twenty largest shareholders as of December 31, 2024

CMF 2.3.2 2.3.3

Shareholder	No. of Shares	% of Total
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
LQIF Group	**51,670,277,343**	**51.15%**
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A.	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SpA	1,888,369,814	1.869%
Ever 1 BAE SpA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citi NA New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
AFP Habitat S.A. Fund A	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
AFP Cuprum S.A. Fund A	492,665,765	0.488%
Inversiones CDP SpA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	**85,574,668,223**	**84.713%**
Other shareholders	15,442,412,891	15.287%
Total	**101,017,081,114**	**100.000%**

There were no significant changes in ownership of Banco de Chile during 2024.

Ownership

Shares, Characteristics and Rights

Banco de Chile shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It also trades on the New York Stock Exchange under the American Depositary Receipts (ADR) program, where one American Depositary Share (ADS) is equivalent to 200 local shares. As of December 31, 2024, the bank had issued 101,017,081,114 subscribed and paid single-series shares, which are identified locally with the ticker "Chile" and on the New York Stock Exchange with "BCH."



As the local and global economies were deteriorating, the bank's stock outperformed the IPSA index.

The stock ended the year 2024 at a price of Ch$113.05 on the Santiago Stock Exchange.

CMF
2.3.4.i
2.3.4.iii.b
2.3.4.iii.c

Banco de Chile Stock Performance (local and ADR)(*)
Versus IPSA (base 100)


12-31-20
02-28-21
04-30-21
06-30-21
08-31-21
10-31-21
12-31-21
02-28-22
04-30-22
06-30-22
08-31-22
10-31-22
12-31-22
02-28-23
04-30-23
06-30-23
08-31-23
10-31-23
12-31-23
02-28-24
04-30-24
06-30-24
08-31-24
10-31-24
12-31-24
BCH Local
BCH ADR
IPSA

(*) Dividend adjusted.

Banco de Chile's Stock Performance

	Closing Price	Average Price[1]	Number of Shares Traded	Total Value Traded[2]	Average Daily Value Traded
Local Share	(Ch$)	(Ch$)	(millions)	(US$ millions)	(US$ millions)
2023	**103.5**	**88.3**	**22,109.1**	**2,326.1**	**9.4**
Q1	77.2	84.3	7,786.1	805.6	12.6
Q2	83.7	83.5	4,751.2	493.4	8.1
Q3	90.5	90.4	5,381.6	574.8	9.3
Q4	103.5	95.5	4,190.1	452.3	7.5
2024	**113.1**	**110.1**	**25,243.8**	**2,945.4**	**11.9**
Q1	109.0	106.8	7,215.9	811.4	12.9
Q2	105.0	107.5	6,008.1	697.2	11.2
Q3	114.7	112.7	6,492.3	786.0	12.9
Q4	113.1	113.3	5,527.6	650.9	10.5
ADR	(US$)	(US$)	(millions)	(US$ millions)	(US$ millions)
2023	**23.1**	**21.1**	**33.6**	**707.5**	**2.8**
Q1	19.5	20.8	11.7	242.9	3.9
Q2	21.0	20.9	8.1	168.9	2.7
Q3	20.2	21.3	7.2	152.9	2.4
Q4	23.1	21.3	6.6	142.8	2.3
2024	**22.7**	**23.4**	**50.2**	**1,174.8**	**4.7**
Q1	22.3	22.5	10.7	240.3	3.9
Q2	22.6	23.0	15.0	351.0	5.6
Q3	25.3	24.3	11.1	270.3	4.2
Q4	22.7	23.6	13.3	313.2	4.9

CMF
2.3.4.i
2.3.4.iii.b

Source: Bloomberg.
(1) Average price is calculated as the sum of the monetary value of each transaction, divided by the total number of shares traded in the period.
(2) Total traded volume is the sum of the prices of the transactions multiplied by the number of shares related to each price.

Ownership

Ratios per Share

	2020	2021	2022	2023	2024
Income before Taxes (Ch$)	5.8	9.6	16.7	15.0	15.1
Net Income (Ch$)	4.6	7.8	14.0	12.3	12.0
Distributable Net Income (Ch$)[1]	3.6	5.3	8.6	10.1	9.9
Price / Earnings (times)	15.8	8.5	6.3	8.4	9.5
Price-to-Book[2] (times)	2.0	1.6	1.8	2.0	2.0
Total number of shares as of December 31 of each year	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**

(1) Defined as the amount that would result from deducting from net income for the year the price-level restatement of paid-in capital and reserves based on the variation in the Consumer Price Index from November of that year to November of the prior year.
(2) Includes capital, reserves, revaluation accounts, and retained earnings from prior years.

Dividends

CMF
2.3.4.ii
2.3.4.iii.a
3.7.iii

Banco de Chile has not adopted a dividend distribution policy. At regular board meeting 2,918 held on March 12, 2020, Banco de Chile's board agreed that provisions for minimum dividends must be recorded for the monthly balance of net income calculated as net income for the period, plus or minus inflation adjustments to share capital and reserves according to changes in the Consumer Price Index between the previous month and November of the previous year. At the same meeting, it also agreed to keep the monthly provision at 60% of the net distributable income thus calculated.

Distributable Net Income for 2024

	In millions of Chilean pesos
Net income for the year	1,207,392
Distributable net income	995,380

The following table shows the dividends per share paid during the last few years corresponding to retained earnings of prior years.

No.	Type of Dividend (interim/ final)	Ex-Dividend Date	Payment Date	Ch$ per Share
212	Final	03/22/2024	03/28/2024	8.08
211	Final	03/17/2023	03/23/2023	8.58
210	Final	03/25/2022	03/31/2022	5.34
209	Final	03/19/2021	03/25/2021	2.18
208	Final	03/20/2020	03/26/2020	3.47

In accordance with Law No. 18.046 and other applicable regulations, the shareholders have the power to propose and elect the bank's directors, who, in accordance with the bylaws, are elected every three years. Prior to the annual general shareholders' meeting at which the election is to be held, a list of the names of the candidates is published on the bank's website in accordance with the regulations in force. Likewise, to inform shareholders of the capabilities, conditions, and experience of each candidate, biographical information is provided that outlines their respective professions, studies, and relevant experience.

Banco de Chile has provided its shareholders with online systems that allow them to participate in shareholders' meetings and exercise their right to speak and vote remotely under the same conditions as shareholders who are physically present at the respective meeting.

Indeed, in accordance with relevant CMF regulations, the bank's board of directors has approved systems and procedures that allow for remote participation and voting at shareholders' meetings, all in real time. This mechanism facilitates the remote participation of shareholders or their representatives, allowing them to watch and listen to the meeting, participate in discussions, and vote using an application, all of which is compatible with the participation and voting of those who are physically present in the room.

Other Securities Issued

As of December 31, 2024, Banco de Chile maintained a Medium-Term Notes program registered with the Luxembourg Stock Exchange with a potential issuance of up to US$3 billion. This allows it to place debt in various markets and is complemented by a Commercial Paper program in the U.S. with an issuance potential of up to US$1 billion.


Banco de Chile

Risk Rating

At year-end 2024, Banco de Chile maintained a solid risk rating. The institution is rated by Humphreys and Feller Rate at the national level and by Moody's and Standard & Poor's (S&P) internationally. In addition, as of December 2024, it had a BBB rating in MSCI ESG and was classified as low risk in the Sustainalytics ESG Risk Ratings.

Local Rating for Banco de Chile

Banco de Chile	Humphreys	Feller Rate
Short-term	N 1+	N 1+
Long-term	AAA	AAA
Mortgage bonds	AAA	AAA
Bonds	AAA	AAA
Junior bonds	AA+	AA+
Shares	First class level 1	First class level 1
Outlook	Stable	Stable

International Rating for Banco de Chile

Banco de Chile	Standard & Poor's	Moody's
Foreign currency		
Short-term	A-1	P-1
Long-term	A	A2
Local currency		
Short-term	A-1	P-1
Long-term	A	A2
Outlook	Stable	Stable

CMF
2.3.5
3.7.iv

3

CORPORATE GOVERNANCE

Governance Structure

Structure of Banco de Chile and Subsidiaries

Chief Executive Officer

CORPORATE DIVISIONS AND SUBSIDIARIES

Businesses	Control	Support	Subsidiaries
Commercial	Corporate Risk	Marketing, Technology, and Digital	Banchile Administradora General de Fondos S.A.
Corporate	Global Compliance	Legal	Banchile Corredores de Bolsa S.A.
Treasury	Internal Audit	People and Organization	Banchile Corredores de Seguros Limitada
	Cybersecurity	Corporate Affairs and Sustainable Development Department(**)	Banchile Asesoría Financiera S.A.
	Financial Reporting, Control and Productivity		Socofin S.A.
	Investor Relations and Economic Analysis Department(*)		Operadora de Tarjetas B-Pago S.A.

(*) The responsibilities of the Investor Relations and Economic Analysis Department, whose manager reports directly to the Chief Financial Officer include shareholder and investor relations.
(**) The Corporate Affairs and Sustainable Development Department, whose manager reports directly to the People and Organization Division Manager, is responsible for various ESG initiatives and media relations, among other matters.

CMF
3.1.viii

Governance Structure

The board of directors is Banco de Chile's highest corporate governance authority. Its most important duties include establishing strategic guidelines, approving policies designed to govern bank activities and business, and meeting the goals of the corporate governance system in addition to appointing the Chief Executive Officer.


Banco de Chile

Banco de Chile adheres to principles that regulate its corporate governance, with the objective of creating sustainable value for the bank and its stakeholders. These principles and rules are recognized in Banco de Chile's General Principles of Corporate Governance,[1/] approved by its board and published on its website and in other internal policies, rules, and procedures. These are also subject to periodic review and assessment by the appropriate corporate governance bodies.

CMF
3.1.i
3.5

These principles are self-regulatory and guide the board of directors and the management of Banco de Chile, all its employees, and its subsidiaries' employees. They are based on the bank's by-laws,[2/] Code of Conduct,[3/] recommendations from international organizations, and on relevant laws, such as the General Banking Law, the Corporations Law, the Securities Market Law, and regulations issued by the Chilean Central Bank and the Financial Market Commission (CMF).

The bank has internal self-regulation mechanisms to ensure compliance with current regulations and sustained adherence to Banco de Chile's corporate values while creating value for shareholders, customers, employees, the community, and the market in general. In this regard, Banco de Chile adheres to the "Manual of Conduct and Best Practices" (*Manual de Conductas y Buenas Prácticas*) prepared by the banks and the Asociación de Bancos e Instituciones Financieras de Chile A.G., which is available on the institutional website **www.bancochile.cl**. In 2017, Banco de Chile adhered to the United Nations Global Compact, which focuses on the following themes: human rights, labor relations, the environment, and the fight against corruption.

1/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/principiosgenerales-de-gobierno-corporativo/valores-corporativos
2/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/principiosgenerales-de-gobierno-corporativo/estatutos-y-junta-de-accionistas
3/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/principiosgenerales-de-gobierno-corporativo/codigo-de-conducta

Integrating Sustainability into the Business

Banco de Chile has a Sustainability Policy approved by its board of directors. Its main purpose is to establish the framework of and provide support for the sustainability strategy and to manage Environmental, Social, and Governance (ESG) criteria.

Various policies complement this, including the bank's Environmental Sustainability Policy; the Inclusion, Non-Discrimination and Respect for Diversity Policy; the Social and Charitable Donations Policy; and the General Principles of Corporate Governance.

In addition, the Sustainability Committee, a senior management body, has as its main objective analyzing and proposing sustainability challenges and requirements in business strategies based on actions in environmental, social, and corporate governance areas. Among the matters addressed by the Sustainability Committee during 2024 included presentations on heat mapping and exposure to climate risk; sustainable finance initiatives; regulatory content of the Annual Report and scope of standards under consultation with the CMF, as well as their implementation schedule; a review of various programs to strengthen the relationship and collaboration with the community; and a review of sustainability indexes.

Banco de Chile has carried out a series of initiatives to promote and reinforce an organizational culture that values inclusion. In this line, the company ratified the Inclusion, Non-Discrimination, and Respect for Diversity Policy, which has four management priorities: quality of life, work-life balance, and co-responsibility; gender equality; fair treatment and prevention of labor and sexual harassment; and respect for and promotion of human rights. Banco de Chile uses this policy to improve the quality of life of employees, customers, suppliers, and the community in general.

In response to Law No. 21,275 on labor inclusion, Banco de Chile engaged five certified specialists through a training and skills validation process focused on managing labor inclusion of people with disabilities. They were awarded a "Labor Manager" certificate upon completion of the program.

In addition, after updating the Protocol for Serving People with Disabilities and the Glossary on Key Concepts Related to Diversity and Inclusion to guide employees in this area, training on its contents was enhanced this year.

Several initiatives were implemented in the area of quality of life, work-life balance, and co-responsibility, such as courses and talks aimed at providing self-care and time management tools to promote balance in daily life.

CMF 3.1.ii

In the context of the "Program for the Promotion of Fundamental Rights and Prevention of Labor and Sexual Harassment" and in an effort to strengthen the management priority of fair treatment, respect, and promotion of human rights, the course "Fundamental Rights and Prevention of Labor and Sexual Harassment" was offered to Banco de Chile managers. The objective of the course is to raise awareness about the responsibility of maintaining a positive and respectful work environment within work teams, providing tools to create spaces that are free of workplace harassment, sexual harassment, and discrimination.

Banco de Chile values and promotes fundamental rights and human rights, and has been recognized at the Global Compact Red Chile Conecta awards in the Human Rights category.

Governance Structure

Managing Conflicts of Interest, Anti-trust Practices, and Corruption Prevention

To address matters relating to the prevention of money laundering, financing of terrorism, and proliferation of weapons of mass destruction and issues related to the prevention of corruption, Banco de Chile has a Global Compliance Division. This internal unit is responsible for verifying compliance, control, and enforcement of regulations on these matters. It is also responsible for ensuring compliance with internal policies designed to prevent the organization from engaging in unethical conduct, encouraging anti-corruption practices, mitigating the risk of committing crimes related to Law No. 20,393, providing guidelines to distinguish and minimize potential conflicts of interest, and discouraging possible anti-trust practices. The Global Compliance Division monitors the controls implemented to mitigate the risks that these areas present on an ongoing basis. Notwithstanding the above, the division must work with all bank employees on such issues because this kind of conducts can only be prevented to the extent that the entire organization is committed to these objectives.

CMF 3.1.iii

SASB FN-CB-510a.2



Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful and unethical practices has been an important and enduring concern for Banco de Chile. To achieve a culture of compliance, it is essential to have a robust training process on avoiding corruption, prevention of money laundering, financing of terrorism, proliferation of weapons of mass destruction, and international sanctions. These processes are developed on an ongoing basis and involve both the onboarding of new employees and recurring processes for all employees.

Conflicts of Interest Management Policy	Banco de Chile and its subsidiaries adhere to high ethical standards in all of their activities. It is essential that we meet our responsibilities with integrity and loyalty, avoiding any situation that could represent a possible conflict of interest between private or personal interests and the interests of the bank, as well as potential conflicts of interest that may arise in relationships with customers or suppliers. Our Conflict of Interest Management Policy establishes a framework of action and guidelines for all bank employees, particularly those who engage in oversight and/or supervision work. The purpose of the Conflict of Interest Management Policy is to identify the main situations that constitute or could constitute an actual or potential conflict of interest and to establish how directors, senior executives and, in general, any employee of the corporation can prevent these situations. This policy, which is reviewed and approved periodically (at least annually) by the board, describes the main roles and responsibilities related to preventing actions from being interpreted as violations of prevailing ethical conduct or implying a risk of corruption, bribery or kickbacks. The Regulatory Compliance Department (part of the Global Compliance Division) and the Ethics and Conduct Committee (composed of senior management members) are responsible for ensuring compliance with the conduct described in these policies. In addition, annual training is provided on this policy through e-learning and downloadable material.

Policy for the Prevention of Money Laundering and Financing of Terrorism, and and the Non-Proliferation of Weapons of Mass Destruction	The bank has a Policy for the Prevention of Money Laundering and Financing of Terrorism, and the Non-Proliferation of Weapons of Mass Destruction that has been approved by its board of directors. Its main purpose is to establish the minimum standards to protect and reasonably ensure that Banco de Chile is not used as a means through which assets or funds from illegal sources or intended to promote or finance terrorist activities or facilitate the proliferation of weapons of mass destruction may enter the country. This policy also considers a committee structure for oversight and decision-making and Know Your Customer processes, starting at the onset of the business relationship. To that end, the bank has processes designed to determine customers' identity, revenue, assets, funding source, reputation, etc. These are performed by the respective commercial areas. There are also special processes for certain high-risk customers, which require enhanced due diligence. Likewise, there is a robust transactional monitoring process which includes alerts of various types, both automatic and manual, based on statistical and behavioral parameters which, after a prudent and objective analysis, may lead to the issuance of a Suspicious Transaction Report. We also have a process for generating and issuing regulatory reports to the Finance Ministry's Financial Analysis Unit (*Unidad de Análisis Financiero del Ministerio de Hacienda*). In addition, Banco de Chile has a Compliance Committee composed of three directors, two of whom are independent directors. Members of the bank's senior management also serve on this committee attending to its meetings as non-voting members. This committee is responsible for defining the policies and procedures that comprise the "Asset Laundering and Terrorism Financing Prevention System," evaluating compliance, and making decisions about all related matters in order to prevent the corporation from being used to legitimate assets from illicit transaction and/or fund terrorism and/or the proliferation of weapons of mass destruction. All of this is done in order to avoid exposing the bank to reputational, operational, and/or legal risks and ensure strict compliance with laws and regulations. The body also addresses other important matters that are managed by the Global Compliance Division, such as its Crime Prevention Model, derived from Law No. 20.393; its Anti-trust Compliance Policy; and its Model for the Prevention of Violations of the Personal Data Protection Law, the last of which is currently under development. The committee uses processes derived from international regulations applicable to the organization and corporate policies derived from the agreements in force with Citigroup, ensuring their proper functioning. More information about this committee, its responsibilities, and its main 2024 activities is available in the Board Committees section of this report.
Antitrust Compliance Policy	Banco de Chile has an Antitrust Compliance Policy that has been approved by its board of directors. This policy establishes guidelines for all bank employees that allow them to understand antitrust rules, describing the behaviors that can be interpreted as a violation of free competition and thus promptly identify situations that could constitute risks. In this regard, the policy seeks to support employees in their efforts to identify business practices and strategies within the corporation to align their activities with the current legal framework and best antitrust practices. Among other measures, this policy provides internal guidelines to employees on the correct ways to react to risks inherent to the development of the business; reduces the negative effects of a possible anticompetitive risk situation, both for the bank and for society; and provides information and education to employees, which increases the likelihood of early identification of risk situations. This policy is reviewed at least annually to verify updates arising from legal changes or improvements in the bank's procedures that affect it. Furthermore, the area responsible for compliance with this policy has developed a risk matrix that identifies the main relevant risks and establishes the controls that mitigate such risks. In this sense, the bank has strengthened its efforts to identify risks related to free competition by virtue of the enactment and publication of Law 21.595 on Financial Crimes, which favors ongoing control of such risks. Likewise, an awareness and training plan on this policy is delivered every year through digital courses that reach all of the bank's employees. In particular, in 2024, this subject was part of the distinctive courses that form part of the bank's identity. The material was well-received and reviewed throughout the organization. Finally, the policy specifies a complaint channel to report any suspicion or doubt that a bank employee may have regarding the matter, as well as to raise possible cases that deserve a more in-depth analysis.

CMF
3.1.iii

SASB
FN-CB-510a.2

Crime Prevention Model Law No. 20.393 and its latest amendments under Law No. 21.595 on Financial Crimes

During 2024, the bank adjusted its Crime Prevention Model to reflect the changes implemented through the new regulations introduced when Law No. 21.595 on Financial Crimes entered into force. For more information, see the Risk Management section of this chapter.

Governance Structure

Innovation and Digitalization

In the context of the strategic guidelines and focus areas selected for fiscal year 2024, Banco de Chile has developed a series of innovation projects and initiatives designed to provide solutions for customers and its employees.

This year, Banco de Chile has expanded its product offering for the retail segment and focused on digital solutions for companies and SMEs. These initiatives were implemented through an organic structure of teams and agile methodologies that allow us to quickly and efficiently respond to market needs.

The bank also deployed an innovative cross-cutting program to install an internal collaboration model last year. This model establishes intermediate collaborative structures, participatory leadership competencies and practices, and teamwork rituals and guidelines. Metrics and feedback mechanisms were also established to ensure the effectiveness of the program.

CMF
3.1.v
3.6.vii
3.6.ix

GRI
2-25
205-2

This approach has resulted in high levels of participation in competitive adaptation processes, from defining new policies to creating innovative solutions for customers and employees. Participation mechanisms include committees, councils, interdisciplinary nodes, cells, surveys, and one-off participation.



The model increased employee participation and involvement, capturing important opportunities for synergy across initiatives and deeply aligning the bank's actions with its purpose and strategy.

The program to explore the use of artificial intelligence tools under the direction of the Technology team, which developed customer service pilot plans, also represents significant progress. Artificial intelligence was also incorporated into the design of training courses and internal communications.

Significant improvements in efficiency, process simplification, and savings were achieved through analytical tools and low-code, increasing self-management capabilities and organizational productivity.

Banco de Chile also has been recognized for incorporating technology, adult learning models, and the gamification of its mandatory annual program of team discussion of ethics cases, as well as in the annual cybersecurity culture program.

The Bank's Ethical Culture

Banco de Chile has a Code of Conduct that sets out the general principles and policies that must guide the ethical and professional conduct of the employees, directors, and advisors to the board of directors. Its purpose is to safeguard the values that are considered fundamental to the proper management of the bank's business and administration in accordance with the bank's corporate philosophy. The Ethics Committee supervises compliance with the Code of Conduct in the organization and promotes a high level of professional and personal excellence, for which constant training is provided to all employees.

This code emphasizes the need for an explicit statement and effective enforcement of ethical values in the business world. This means having clear direction for the organization in accordance with the fundamental principles and values of people and the community at large.

In addition, it establishes a framework for action that integrates people and work, eliminating any duality or misalignment between individual and work behavior in business activities. It stresses that customers should receive quality products and honest, transparent, and reliable treatment.

Banco de Chile manages funds and valuables from the public. As such, it requires trust and honesty in all its activities, both internal and external. The bank's relationship with its employees, customers, and the public is based on reliability, honesty, and integrity, which leads to mutual trust among all participants in the system.

In an effort to reaffirm Banco de Chile's strong commitment to ethical behavior, in 2024 we carried out two activities within the framework of the annual Ethics Challenge, an essential part of the bank's culture. The first activity was voluntary and was designed to explore teams' personal experiences with ethical dilemmas. The organization achieved 73.2% participation last year. The second, which was mandatory, allowed working groups to reflect on specific cases in the context of our Fundamental Principles of Conduct, reaching a 96.3% organizational participation rate. Both initiatives were guided by team leaders (74.2% and 99.9% participation, respectively) and fostered cooperation, collective learning, and the continuous pursuit of excellence.

Complaint Channel

Banco de Chile respects and complies with all legal and constitutional norms that regulate labor relations, especially those that protect the rights of workers who file complaints or claims. The bank refrains from taking any retaliatory or discriminatory action against those who exercise these rights in accordance with the Internal Order, Hygiene, and Safety Rules, which have been updated based on the entry into force of the Karin Act (No. 21.643) on August 1, 2024.

In this sense, the bank is committed to managing psychosocial risks and preventing inappropriate or prohibited conduct in the workplace in order to eradicate behaviors contrary to the dignity of people in the work environment and the bank's principles, promoting safe and violence-free work spaces.

Banco de Chile has various channels for reporting any situation that may be considered improper or contrary to the bank's principles, and is committed to promoting a culture of integrity and respect among its employees, customers, and suppliers. To this end, it has channels for reporting any situation that violates the ethical and legal principles that govern our work.

These channels have been published on the bank website and disseminated through various awareness-raising and training activities, such as the Ethics Challenge, the Program for the Promotion of Fundamental Rights and Prevention of Workplace and Sexual Harassment, and the Leadership Academy.

As a result of updating the bank's Crime Prevention Model, the complaint channels have been made available to personnel, shareholders, customers, suppliers, and/or third parties outside the bank to report any irregularities or illegal acts. This is applicable in the event that bank officers may have engaged in conduct constituting any of the crimes under the Law on the Criminal Liability of Legal Entities as amended by Law No. 21.595 on Financial Crimes, which are applicable to the bank in the context of its activities.

CMF
3.6.vii
3.6.ix

GRI
2-25
205-2

The complaint channel is open to both employees and third parties. It is managed by the Crime Prevention Officer, who can be reached using the email address **denunciasley20393@bancochile.cl**. Employees may also report issues directly to the Crime Prevention Officer verbally and/or in writing or by means of verbal and/or written communication to their supervisor.

Whistleblower confidentiality is ensured. As such, their identity will not be revealed to third parties unless the whistleblower expressly consents thereto or a request is made by a competent authority.

Governance Structure

In addition, the bank will take the measures necessary to ensure that the whistleblower does not face retaliation for complaints made in good faith. All reports are reviewed and analyzed by the Crime Prevention Officer. The information contained in the complaint shall be made known exclusively to the areas whose assistance is required to investigate the actions. This policy is designed to protect the integrity of the investigation and the reputations of those involved.

Anonymous reports are evaluated on the basis of their content and veracity. If important information such as names and facts is provided, it is referred to the appropriate authority for investigation.

In the case of complaints of harassment or discrimination, appropriate protective measures are taken in each case, such as separating the parties and changing management or schedules. Banco de Chile is responsible for implementing preventive measures, supervising compliance with them, and communicating with any supervisory body with jurisdiction in this area. The organization has created the Development and Labor Relations Department for this purpose.

CMF
3.1.vi
3.1.vii
3.6.vii
3.6.ix

GRI
2-25
205-2

A total of 136 cases including complaints or questions related to ethics were received in 2024. They were addressed through the various channels that the bank has created for their analysis and assessment. These reports and questions resulted in 50 cases of ethical violations. The bank's regulations establish sanctions that may eventually lead to dismissal for conduct contrary to the Code of Conduct, the Internal Rules or other internal policies.

Reducing Organizational Barriers

The bank's values are integrity, commitment, respect, loyalty, prudence, responsibility, and fairness. Based on these values, the organization defines what is correct and acceptable in its business and organizational behavior. As such, we share the need to warn others about and anticipate any behavior that could inhibit the diversity of capabilities, conditions, experiences, and visions.

The bank has been deploying a set of training and onboarding actions under the formula "know, prevent, and correct" for many years. These activities are aimed at ensuring that employees at all levels are duly informed of what the organization considers to be appropriate behavior. They include the two annual versions of the Ethics Challenge, in which the entire organization participates.

In addition, the bank promotes the dissemination of and training on the organization's work culture and leadership style. In this line, workshops designed to foster a connection to the company are offered to all teams nationwide along with courses on Fundamental Rights and Prevention of Workplace and Sexual Harassment and Workplace Violence for all those with managerial responsibilities.

Banco de Chile has a variety of tools for measuring labor climate and diversity that allow it to identify the different skills, knowledge, conditions, experiences, and visions that its members bring to the table. The workplace climate measurement instruments include the climate survey, the leadership style and feedback evaluations, complaint channels, and surveys on inclusion and respect. All of these tools are discussed in greater detail throughout this report.

In an effort to identify labor diversity, the bank developed a comprehensive process that includes surveys and anonymous questionnaires to obtain data on skills, experiences, and perceptions; regular analyses of demographic data; interviews and focus groups that provide qualitative insights into the organizational culture; and feedback on the bank's performance. The bank's training and development programs and internal policies and procedures are aimed at improving identification of the diversity of skills required by the business and reducing organizational, social or cultural barriers that may inhibit said diversity.

Board of Directors



The board consists of eleven directors and two alternate directors. The complete board is elected every three years at the annual general shareholders' meeting in accordance with the Corporations Law and the bank's bylaws. The most recent board elections took place in March 2023 at the annual general shareholders' meeting, the bank's maximum decision-making authority. At the aforementioned meeting, Mrs. Ana Holuigue Barros, Mr. Jaime Estévez Valencia, and Mr. Paul Fürst Gwinner were elected as independent directors, the first two as directors and the third as first alternate director. Due to the resignation of board vice chairman Andrónico Luksic Craig effective December 29, 2023, the body appointed Mr. Patricio Jottar Nasrallah as director and Mr. Francisco Pérez Mackenna as vice chairman of the board of directors. Both appointments were effective as of the aforementioned date.

When new directors take office, they complete an onboarding process in which several of the bank's division managers participate. CMF 3.2.v

Board of Directors

Board Members

Pablo Granifo Lavín
CHAIRMAN

Francisco Pérez Mackenna
VICE CHAIRMAN

Julio Santiago Figueroa
VICE CHAIRMAN

Hernán Büchi Buc
DIRECTOR

Raúl Anaya Elizalde
DIRECTOR

Andrés Ergas Heymann
DIRECTOR

Jean-Paul Luksic Fontbona
DIRECTOR

Jaime Estévez Valencia
INDEPENDENT DIRECTOR

Ana Holuigue Barros
INDEPENDENT DIRECTOR

Sinéad O'Connor
DIRECTOR

Patricio Jottar Nasrallah
DIRECTOR

Paul Javier Fürst Gwinner
ALTERNATE DIRECTOR

Sandra Guazzotti
ALTERNATE DIRECTOR

Director	Role within Banco de Chile	Other roles	Experience, knowledge, and profession
Pablo Granifo Lavín Nationality: Chilean Gender: Male Age: 66	Chairman of the Board Mr. Granifo was reelected chairman of our board of directors in 2023. He has held that position since 2007.	Mr. Granifo also currently serves as: Chairman of the board of Banchile Administradora General de Fondos S.A., chairman of Socofin S.A., Chairman of the Executive Committee of Banchile Corredores de Seguros Limitada, chairman of Quiñenco S.A., chairman of Viña San Pedro Tarapacá S.A., and vice chairman of Compañía Sudamericana de Vapores S.A. He also serves on the boards of: LQ Inversiones Financieras S.A., Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile Limitada, SM SAAM S.A., and Asociación de Bancos e Instituciones Financieras (ABIF).	He was CEO of Banco de Chile from 2001 to 2007, and CEO of Banco A. Edwards from 2000 to 2001. He was also Corporate Manager of Banco de Santiago from 1999 to 2000 and Commercial Manager of Banco de Santiago from 1995 to 1999. He holds a degree in business administration from Pontificia Universidad Católica de Chile.
Julio Santiago Figueroa Nationality: Argentinean Gender: Male Age: 53	Vice Chairman of the Board He was reelected director and vice chairman of the board of Banco de Chile in 2023, a position he has held since 2018.	Mr. Figueroa is also: a member of the Argentine Business Association (AEA), the Business Council of Latin America (CEAL) in Argentina, and the Young President Organization (YPO) in Argentina.	Mr. Figueroa has served in various executive positions at Citi since 1994. Among other positions, in 2015 he was appointed CEO of Citi Argentina, in January 2017 he became Southern Cone Head and CIB Southern Cone Head, and in January 2020 his role was expanded to South America ex Brazil Cluster Head (LAS). He was appointed CEO for Latin America in September 2023. Mr. Figueroa received his MBA in finance from CEMA University in Buenos Aires and a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (UCA) in Buenos Aires.
Francisco Pérez Mackenna Nationality: Chilean Gender: Male Age: 66	Vice chairman of the board and director since 2001. He was reelected in 2023. He was appointed vice chairman on September 28, 2023, effective December 29, 2023.	Mr. Pérez is also: Chairman of Compañía Cervecerías Unidas S.A. and an Executive Committee member at Banchile Corredores de Seguros Ltda. Prior to 1991, Mr. Pérez was CEO of Citicorp Chile and also was vice president of Bankers Trust in Chile. He has served as Chief Executive Officer of Quiñenco S.A. since 1998. Chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., and Enex Corp Ltd (UK). Chairman of the boards of Invexans S.A., Tech Pack S.A., and LQ Inversiones Financieras S.A.	He was CEO at Compañía Cervecerías Unidas S.A., where he is currently chairman. He is a director of Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., Nexans, Viña San Pedro Tarapacá S.A., Sociedad Matriz SAAM S.A., and Hapag-Lloyd. He holds a degree in business administration from Pontificia Universidad Católica and an MBA from the University of Chicago.

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3.2.iv
3.2.xiii.a
3.2.xiii.b
3.2.xiii.c
3.2.xiii.d
3.2.xiii.e

Board of Directors

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3.2.i
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3.2.xiii.b
3.2.xiii.c
3.2.xiii.d
3.2.xiii.e

Director	Role within Banco de Chile	Other roles	Experience, knowledge, and profession
Hernán Büchi Buc Nationality: Chilean Gender: Male Age: 75	Director Director since August 2019, reelected in March 2023.	Mr. Büchi is also: Chairman of the Management Council at Universidad del Desarrollo. Member of the board of directors of Quiñenco S.A., SQM S.A., and other entities.	Previously, he held multiple public positions such as Minister of Finance (1985-1989), Superintendent of Banks, Minister of Planning, and Undersecretary for Health. He holds a degree in civil mining engineer from Universidad de Chile and a master's degree from Columbia University.
Raúl Anaya Elizalde Nationality: Mexican and American Gender: Male Age: 70	Director Director since September 30, 2020, reelected in 2023.	Mr. Anaya is also: Chairman of the boards of Citibanamex Seguros S.A. de C.V. and Citibanamex Pensiones S.A. de C.V. in Mexico. Chairman of the board of Citicorp Merchant Bank Ltd., Trinidad & Tobago. Chairman of the board of Citibank (Trinidad & Tobago) Ltd.	Mr. Anaya has served in various executive positions at Citi for 33 years. Among many other positions, he held executive roles in AML, consumer banking, and global retail banking. He also served as chairman of the board of directors of most of Citi's financial entities and subsidiaries in Central America. He was previously a director at Banco de Chile from January 2008 until he resigned in 2013, and was reelected on September 24, 2020. Mr. Anaya has a degree in business administration from Universidad de La Salle in Mexico.
Andrés Ergas Heymann Nationality: Chilean Gender: Male Age: 57	Director Director since 2017, reelected in March 2023.	Mr. Ergas is currently chairman of the board of directors of Nomads of the Seas, Todo Moda, Isadora, and Inersa 1. He has also served on the boards of Hotel Plaza San Francisco Kempinski, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors, and Dina Trucks Co. He was the founding chairman of the Association of Factoring Companies.	Previously, he was an advisor to the Banco de Chile board from August 2014 until his appointment as director. Mr. Ergas was also chairman and CEO of Banco HNS, chairman of the board of Compañía General de Leasing and vice chairman of Factoring Finersa. He was also on the board of Banco de A. Edwards. Mr. Ergas has a degree in business administration from Universidad Diego Portales de Chile.
Jean-Paul Luksic Fontbona Nationality: Chilean Gender: Male Age: 60	Director Director since 2013, reelected in March 2023.	Mr. Luksic is also: Chairman of the board of Antofagasta plc (United Kingdom). Chairman of the board of Antofagasta Minerals S.A., vice chairman of the board of Quiñenco S.A., vice chairman of Sociedad Matriz SAAM S.A., and a board member of the Mining Council.	Mr. Luksic holds a B.Sc. degree in Management and Science from the London School of Economics and Political Science, United Kingdom.
Jaime Estévez Valencia Nationality: Chilean Gender: Male Age: 78	Independent Director Director since 2007, reelected in March 2023.	Mr. Estévez is on the board of Cruzados SADP.	He was a director at Endesa Chile S.A. and was chairman of BancoEstado from March 2000 to January 2005. He subsequently served as Minister of Public Works of Chile until March 2006, and, simultaneously, Minister of Transportation and Telecommunications of Chile. He was also a representative in the Chilean Congress from March 1990 to March 1998 and President of the House of Representatives from March 1995 to November 1996. Mr. Estévez holds a degree in economics from Universidad de Chile.

Director	Role within Banco de Chile	Other roles	Experience, knowledge, and profession
Ana Holuigue Barros Nationality: Chilean Gender: Female Age: 69	Independent Director Board member since 2023.	Ms. Holuigue is currently a member of the board of directors of Grupo Prisma, director of Comunidad Mujer, board member of Clapes UC, Red de Alimentos and a member of the Icare Business and Society Circle.	Ms. Holuigue also has served as Chairwoman of Televisión Nacional de Chile (TVN) and Chile Transparente. She has been a member of the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo, and Fundación Chile. Founding partner of Radio Duna and executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Pontificia Universidad Católica Economics Institute. She was an executive at Copec, Banco Santiago (now Santander), and Telefónica. Ms. Holuigue is an economist and holds a master's degree in economics from Pontificia Universidad Católica de Chile.
Sinéad O'Connor Nationality: Irish Gender: Female Age: 48	Director Board member since 2023.	Ms. O'Connor is Corporate Director of Consumer Banking at Citibanamex, the second largest bank in Mexico with 35,000 employees and 12 million customers.	Previously, between 2018 and 2022, she served as Corporate Director of Digital Experiences for the same bank, where she led the development of the company's digital and data strategy. Prior to joining Citibanamex, from 2003 to 2018 she held different positions at Santander Group based in Madrid, Spain. Ms. O'Connor is a graduate of University College Cork and holds a master's degree in European business from ESCP Business School.
Patricio Jottar Nasrallah Nationality: Chilean Gender: Male Age: 62	Director Appointed director on September 28, 2023, effective December 29, 2023.	Mr. Jottar is also: Chief Executive Officer of Compañía Cervecerías Unidas S.A. (CCU S.A.). Chairman of the board of Compañía Pisquera de Chile S.A. and director of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kuntsmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., and Distribuidora del Paraguay S.A.	Previously, he was CEO of AFP Bansander and Santander Chile Holding and prior to that he worked for some time at Citicorp Chile. He has been director and President of Icare, director of Fundación Teletón, elected director of Sofofa, and a member of its Executive Committee. He has taught courses in finance, costs and administration at Pontificia Universidad Católica de Chile and Universidad de Los Andes. Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a master's degree in economics and business administration from Instituto de Estudios Superiores de la Empresa in Barcelona, Spain. He is currently a member of the board of directors of Universidad de los Andes. Mr. Jottar has experience in general institutional management and in monitoring and promoting environmental initiatives to reduce emissions and water consumption, waste recovery, and community engagement challenges.

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3.2.xiii.b
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3.2.xiii.d
3.2.xiii.e

Board of Directors

Director	Role within Banco de Chile	Other roles	Experience, knowledge, and profession
Paul Javier Fürst Gwinner Nationality: Chilean Gender: Male Age: 58	Alternate director and independent director since November 2019; reelected as first alternate director in March 2023.	Mr. Fürst is: Director of Grupo Plaza S.A. since 1998. He served on that institution's Audit Committee for two years, until April 2019. Partner and director of the mining company Ventana Minerals since 2009. Partner and director of the mining and hydrogeological drilling company Terraservice since 2005. Director of the Caprilac goat products company and of the Comaihue agricultural company.	He previously sat on the board of Parque Arauco S.A. for 11 years. He holds a degree in business administration from Universidad de Las Condes. In addition, he completed the Senior Executive Program (PADE) at the ESE Business School at Universidad de los Andes.
Sandra Guazzotti Nationality: Argentinean and Chilean Gender: Female Age: 57	Alternate Director Director since June 2019, reelected as the second alternate director in March 2023.	Ms. Guazzotti is Past President of the Chilean-American Chamber of Commerce (AmCham). Member of the board of Universidad Adolfo Ibáñez and of Endeavor Chile. She is also President of the organization Women Corporate Directors (WCD).	She has 30 years of experience in executive roles, including 25 years in global technology companies such as Oracle and Google in Latin America and Asia. Throughout her career she has received numerous honors such as Executive of the Year 2019 from Mujeres Empresarias and Revista Capital and was named as one of "100 Women Leaders in Chile" by Mujeres Empresarias and the newspaper *El Mercurio* in 2011, 2018, and 2019. She has a degree in international relations from the University of Tsukuba in Japan and completed the Senior Executive Program (PADE) at Universidad de los Andes in Chile. She also holds a Directors Certificate and Diploma from the Institute of Directors (IoD), UK, and has completed the MIT Technology Leadership Program.

Note 1: As of December 2024, none of the bank's directors has a disability.
Note 2: No directors hold executive positions at Banco de Chile.

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Presentation of Information on Sustainability Matters to the Board of Directors

As part of the annual planning and budgeting process, the Chief Executive Officer presents the strategic plan and other materials. The topics addressed include managing sustainability and the bank's commitment to Chile, developing capabilities and talent, accelerating digital solutions, driving technological evolution, increasing efficiency and productivity levels, and boosting commercial activity.

Specific initiatives and programs with their respective plans are periodically presented in the area of sustainability and ESG. The budget for such efforts is outlined in the bank's annual plan. These plans are deployed throughout the organization through different leaders and teams, including interdisciplinary project working groups (nodes). These entities are comprised of members of such diverse areas as sustainability, risk, finance, products, segments, legal, people development, physical infrastructure, and technology.

The CEO or representative of the bank's Corporate Affairs and Sustainable Development Department informs the board of the main milestones reached and the progress made on environmental and social issues at least quarterly.

For its part, the board of directors reviews policies related to ESG matters at least annually.

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3.3.iii

Board Expenses and Compensation

	Compensation		Board Attendance Allowance		Committee and Subsidiary Board Attendance Fees (1)		Advisory Services		Total	
Board Member	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Pablo Granifo Lavín	710(2)	679(2)	74	65	363	421	-	-	1,147	1,165
Francisco Pérez Mackenna	219	70	37	32	114	111	-	-	370	213
Paul Fürst Gwinner	73	70	35	32	86	94	-	-	194	196
Ana Holuigue Barros	73	53	37	27	162	115	-	-	272	195
Jaime Estévez Valencia	73	70	37	35	142	132	-	-	252	237
Patricio Jottar Nasrallah	73	-	35	-	66	-	-	-	174	-
Raúl Anaya Elizalde	73	70	37	35	120	123	-	-	230	228
Jean-Paul Luksic Fontbona	73	70	26	24	-	-	-	-	99	94
Andrés Ergas Heymann	73	70	35	32	89	93	-	-	197	195
Sandra Guazzotti	73	70	35	35	83	84	-	-	191	189
Hernán Büchi Buc	73	70	35	35	89	87	-	-	197	192
Sinéad O'Connor	-	-	-	-	-	-	-	-	-	-
Julio Santiago Figueroa	-	-	-	-	-	-	-	-	-	-
Andrónico Luksic Craig	-	210	2	12	-	-	-	-	2	222
Alfredo Cutiel Ergas Segal	-	17	-	7	-	37			-	61
Other subsidiary directors	-	-	-	-	175	160	-	-	175	160
All Board Members	**1,586**	**1,519**	**425**	**371**	**1,489**	**1,457**	**-**	**-**	**3,500**	**3,347**

(1) Includes fees paid to members of the Executive Committee of Banchile Corredores de Seguros Ltda. in the amount of Ch$18 million (Ch$17 million in 2023).
(2) Includes a provision of Ch$490 million (Ch$470 million in December 2023) for incentives based on meeting the bank's earnings targets.
Travel, per diem, and other expenses total Ch$78 million (Ch$111 million in 2023).

Board of Directors

Advisory Services Hired by the Board

The bank has no specific policy regarding advisory services hired by the board. However, the entity has agreed to appoint Mr. Samuel Libnic as an advisor to the board of directors. Libnic did not receive any payments or compensation during 2024.

The board of directors did not directly engage advisory services in 2024 with the auditing firm in charge of the bank's financial statements. The foregoing is notwithstanding the hiring of that auditing firm to provide services to the bank in accordance with the provisions of Article 242 of Law 18.045 on the Securities Market, which was agreed by the board of directors with the prior approval of the Directors' and Audit Committee.

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3.3.v

Performance Evaluations

As stated in the General Corporate Governance Principles, the board of directors annually evaluates its performance as an entity based on the scope and rating methods determined by the body in advance. During this process, the directors make contributions, comments, and observations in order to foster the continuous improvement of the board's performance.

This process does not currently include hiring external consultants as part of the aforementioned assessment.

Regular and Extraordinary Meetings

The board meets twice a month, except in February, when it holds only one meeting. Extraordinary meetings may be called by the chairman independently or at the request of one or more regular directors. Directors are not required to participate in a minimum number of sessions.

Board meetings lasted an average of 3 hours and 28 minutes in 2024.

The matters to be presented to the board of directors and discussed by those in attendance at the respective meeting are presented by senior executives or managers, specialists, and those responsible for such matters, who in turn are advised by highly qualified professionals on an ongoing basis.

In addition, specialists on topics such as cybersecurity, national and international economic outlook and scenarios, and legal and regulatory changes gave presentations to our board in 2024.

Banco de Chile has a Board Operating Procedure that was approved by resolution of the board of directors. This procedure, along with additional agreements, reinforces and complements certain formal requirements and procedures established by law and the bank's statutes. It outlines the information that each director must receive for each meeting at least 48 hours in advance; the chairman's duty to prepare an annual board agenda for the respective calendar year; the responsibilities of the General Counsel as board secretary; procedures for the preparation, custody and sending board minutes to the Financial Market Commission; and the procedure for executing the resolutions contained in the board minutes.

In addition, Banco de Chile has information systems that allow each board member secure, remote, and ongoing access to minutes

and documents necessary to participate in each board meeting in an informed manner, as well as to the tables or documents detailing the matters to be discussed at the meetings.

Pursuant to the provisions of General Rule No. 450 of November 17, 2020 of the CMF, the bank has a technological system that allows directors to exercise their right to attend board meetings remotely and free of charge. This system is at the disposal of the directors, the Chief Executive Officer, and the board secretary or the person acting in his or her stead.

Risk Management Units and the Board

The board of directors meets periodically with the divisions or areas responsible for internal control, auditing, business, sustainability, and social responsibility. During 2024, the Corporate Risk Division's manager met with and presented to the board of directors on 10 occasions. In addition, area managers who report to that division frequently offered presentations to and met with the board. The meetings of the various teams of the Corporate Risk Division dealt with matters such as the adequacy of provisions, the comprehensive risk methodology and results, validation of the self-assessment report on regulatory capital, review and updating of various risk policies, and the self-assessment matrix.

The manager of the Internal Audit Division (the Controller), which is in charge of internal auditing, gave one presentation to the board on the internal audit plans for 2023 and the annual plan for 2024, as well as a presentation on his division.

Likewise, the Corporate Affairs and Sustainable Development Department (part of the People and Organization Division) met with the board on three occasions. This Department oversees social responsibility and ESG matters and is represented by its manager. The specific topics addressed included ESG matters and policy updates. In addition, the bank's CEO spoke about various aspects linked to ESG on several occasions.

It is important to note that the Chief Executive Officer permanently attends the meetings of the board of directors.

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Field Visits

As part of the field and regional visits, including visits to the bank's branches and facilities, the board of directors held extraordinary meetings in June 2024 in the city of Rancagua and in October of the same year in the city of Puerto Varas. These extraordinary sessions were also attended by the bank's Chief Executive Officer and certain senior executives and managers. On these occasions, Banco de Chile's board of directors had the opportunity to interact with managers, employees, customers and other local stakeholders and to discuss the bank's operations and performance.

Business Continuity Policy

Banco de Chile has a Business Continuity Policy approved by its board of directors. It applies to the entire bank and its subsidiaries, and aims to establish the guidelines of the continuity model, safeguarding employees, scenarios, tests and exercises, maintenance and updating, monitoring, reporting, and training. Under the aforementioned policy, the board's responsibilities include providing a mechanism for periodically and adequately receiving information about the entity's work in the area of business continuity.

Board Committees


Shareholders' Meetings
Board of Directors
Compliance Committee
Finance, International, and Financial Risk Committee
Capital Management Committee
Banchile Corredores de Seguros Executive Committee
Portfolio Risk Committee
Board Credit Committee
Senior Operational Risk Committee
Directors' and Audit Committee

The board of directors relies on board committees for certain functions. These committees can perform an in-depth analysis of specific matters and provide the board with the information it requires to discuss and approve certain general policies and guidelines governing the bank's businesses. Board committees are composed of directors appointed by the board itself and of persons holding certain positions in the bank's senior management in accordance with their respective bylaws.

The board is permanently informed of the main matters addressed in the Directors' and Audit; Compliance; Senior Operational Risk; Portfolio Risk; Finance, International, and Market Risk and Capital Management committees through periodic reports presented at the corresponding board meeting. The minutes of the meetings of these committees are also made available to the directors. In the case of the Banchile Corredores de Seguros Limitada Executive Committee, the earnings and relevant figures for the period are reported. The exception to the above is the Board Credit Committee. All of the directors serve on this committee, including both standing and alternate directors. As such, they are informed of the matters discussed at the meeting itself.

Board committees have their own bylaws which establish the matters under their respective supervision, their structures and their operation with the exception of the Banchile Corredores de Seguros Limitada Executive Committee, whose governance is described below.

Directors' and Audit Committee

During 2023 and 2024, the Directors' and Audit Committee was comprised of independent director Ms. Ana Holuigue Barros (Chairwoman), independent director Mr. Jaime Estévez Valencia, and director Mr. Raúl Anaya Elizalde. Mr. Paul Fürst Gwinner was also a member of the committee for the March 2023 meeting only, replacing Mr. Alfredo Ergas Segal, who resigned as a director on March 3, 2023. As established in its bylaws, the CEO, General Counsel and Controller, or whom acts on their behalf, also attend the meetings.

The main objectives of the Directors' and Audit Committee are to ensure the efficiency, maintenance, application, and operation of the internal control systems and compliance with the rules and procedures; to closely monitor compliance with the rules and procedures governing its practice and to have a clear understanding of the risks of the business carried out by the bank and its subsidiaries; to strengthen and support the function of the Internal Audit Division, such as its independence from management; and to serve as a link for and coordinator of the tasks between the internal audit and the external auditors. The body also serves as a liaison between the latter and the bank's board of directors in addition to complying with the roles and responsibilities established in Article 50 bis of Law No. 18.046 on Corporations.

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The committee's permanent functions include:

a. Propose to the board of directors the names of external auditors that will be suggested at the respective shareholders' meeting;

b. Propose to the board of directors the risk rating agencies that will be suggested at the respective shareholders' meeting;

c. Review reports on and analyze the results of audits and internal reviews;

Board Committees

d. Coordinate the work of the internal controller's office with the external auditors' reviews;

e. Analyze the interim financial statements and the annual accounts and report to the Board;

f. Analyze reports, the content, procedures, and scope of external auditors;

g. Analyze the external risk rating reports and the procedures they applied;

h. Assess the effectiveness and reliability of the company's internal control systems and procedures; and

i. Analyze the adequacy, reliability and effectiveness of information systems, and their value to decision-making;

j. Ensure that company policies adhere to the laws, regulations, and internal standards that the organization must abide;

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k. Understand and resolve conflicts of interest and investigate fraud and suspicious behavior;

l. Analyze instructions and presentations from the CMF and analyze inspection visit reports;

m. Review, analyze, and verify compliance with the annual internal audit program.



n. Inform the board of any changes in accounting policy and their effects;

o. Other functions or tasks that the board of directors deems necessary, whether permanent, specific or sporadic.

Notwithstanding the functions indicated above, the committee is concerned with matters that reinforce the quality, security, and reliability of internal controls such as, for example, the review of the implementation of policies on the prevention of money laundering and financing of terrorism and the non-proliferation of weapons of mass destruction; requests to internal auditing to carry out specific reviews; recommendations for external auditors to review certain situations; and any situation that, in the opinion of the committee, requires its intervention.

The committee is also responsible for exercising the powers and fulfilling the duties set forth in Article 50 bis of Law No. 18.046 on Corporations. In accordance with the above, the Directors' and Audit Committee is responsible for examining the reports of external auditors and risk rating agencies, balance sheets, financial statements, and financial reports and for analyzing information on related party transactions in accordance with Title XVI of the Corporations Law. It must also propose to the board of directors the external auditors and risk rating agencies to be presented to the Shareholders' Meeting; propose to the board of directors the general policy for handling conflicts of interest, and make a pronouncement on the general customary policies established pursuant to the provisions of the second paragraph of Article 147 of Law No. 18.046, which contains the mentions established by the CMF by means of a general rule; to examine compensation systems and plans for senior executives and employees; to inform the board of directors about the convenience of hiring or not the external audit firm for the rendering of complementary services when they are

not prohibited pursuant to the provisions of Article 242 of Law No. 18.045 taking into account whether, due to the nature of such services, there is a risk of loss of independence; as well as any other tasks indicated in the company's bylaws or entrusted to it by the Shareholders' Meeting or the board of directors. The committee's budget is approved annually at the annual general shareholders' meeting.

This committee reports to the board of directors through its chairman on a monthly basis on the matters discussed and resolutions adopted by the committee.



Directors' and Audit Committee Report - 2024

In accordance with the agreements reached by the board, the committee was comprised of Ms. Ana Holuigue Barros (Chair) and directors Jaime Estévez Valencia and Raúl Anaya Elizalde in 2024.

In accordance with its bylaws, the bank's CEO, the General Counsel, and Controller also attended the committee's meetings. The chairman of the board of directors also attended, as did other managers at the request of the committee.

Based on the duties outlined in current regulations and the committee's bylaws, in 2024 it met on 15 occasions (12 regular and three extraordinary meetings) to conduct the following business:

- Examine fee proposals from external auditors and risk-rating proposals for 2024.
- Analyze reports, content, procedures, and scope of reviews by external auditors and risk rating agencies.
- Review and analyze the annual program developed by internal auditing focusing on technological risk and cybersecurity, credit risk, financial risk, and operational risk. The committee was informed of the results of the main reports issued by Internal Audit, including 118 process audit reports, 125 branch audit reports, 126 limited review reports, and 67 continuing audit reports in 2024.
- Analyze the interim and annual financial statements.
- Analyze the 20-F Report and the bank's financial statements for filing with the Securities and Exchange Commission - SEC (USA).
- Review accounting changes that occurred over the course of the year and their effects.
- Review special cases affecting internal control systems.
- Analyze and review the cybersecurity audit plan and its conclusions.
- Examine compensation systems and plans for managers, senior executives, and bank employees.
- Review the 2024 performance self-evaluation process carried out by the bank.
- Analyze related-party transactions as referred to in Title XVI of Corporations Law No. 18,046. In the case of single-source technology services, an independent external auditor's opinion confirmed that the transactions were at market conditions.

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Board Committees

- Analyze operational risk policies and the progress made on the risk management and SOX self-assessment process.
- Review and analyze matters related to the Global Compliance Division, primarily regarding the application of policies for detecting and penalizing money-laundering transactions.
- Review customer claims filed with the CMF, the National Consumer Protection Service (Sernac), and the Customer Defense Department of the Chilean Association of Banks and Financial Institutions.
- Review and update the Internal Audit Policy and the committee's bylaws.

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3.3.iv

Banco de Chile's external auditors (EY Servicios Profesionales de Auditoría y Asesorías Limitada) concluded that the consolidated financial statements present fairly, in all material respects, the financial position of Banco de Chile and its subsidiaries as of December 31, 2024 and 2023, and the comprehensive results of their operations, their changes in equity and their cash flows for the years then ended, in accordance with accounting standards issued by the Financial Market Commission. The aforementioned external auditors attended meetings of the Directors' and Audit Committee in January, April, July, and November 2024 and in February 2025 and offered no significant observations on internal control or financial matters. During this last session, they presented their conclusions on the reviews of the financial statements, with no observations. The provision adequacy report was issued by the external auditors in January 2025.

In relation to the reviews carried out during 2024, the Directors' and Audit Committee analyzed the letter dated August 29, 2024 in detail. In it, the CMF reported the conclusions of its review of the aspects of credit risk management and overall management of the credit process and prevention of money laundering and financing terrorism. The committee also analyzed the bank's response containing the action plans that address the respective observations, which was submitted on September 27, 2024. The Internal Audit Area reported on the status of the corrective action plans on a monthly basis.

Furthermore, the Directors' and Audit Committee analyzed the conclusions of the audit reports issued in 2024 by the Internal Audit Division of Citigroup in order to evaluate the progress made on the implementation of and compliance with the policies and procedures approved by Banco de Chile, all in compliance with the Merger Agreement signed between Banco de Chile and Citibank Chile on December 26, 2007 and in accordance with the terms and conditions agreed by the Directors' and Audit Committee at meeting No. 99 on June 25, 2010.

In October, this division reported the results of its review of the following policies: Fiduciary Policy; Policy on Assets Received or Awarded in Payment of Obligations; Regulation K Policy - Investment Limits; Policy on Intercompany Transactions Subject to Sections 23-A, 23-B, and Regulation W; Sanctions Process on Domestic Transfers/ Section 4 of the International Sanctions Lists Procedure (OFAC and others); Products and Services Tax Policy; Expenses and Investments Policy; and the Fraud Prevention and Management Standard (external fraud) / Controller's Procedure on internal fraud prevention and/or investigation (internal fraud). One observation was issued, and it has been addressed.



Compliance Committee

The purpose of this committee is to define the policies of the bank and its subsidiaries that comprise their money laundering and financing terrorism prevention systems, and to evaluate compliance with them and resolve any associated issues in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions, to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is also to be informed of other relevant matters under the responsibility of Banco de Chile's Global Compliance Division, such as its Crime Prevention Model, derived from Law No. 20.393, Model for the Prevention of Anti-Competitive Practices, Model for the Prevention of Violations of the Personal Data Protection Law (currently under development), the processes derived from the U.S. regulation FATCA, the OECD regulation CRS, and the corporate policies derived from the agreements in force with Citigroup, ensuring their proper functioning.

Among its specific duties, this committee is responsible for approving corporate governance policies regarding the prevention of money laundering and financing of terrorism, and the non-proliferation of weapons of mass destruction and those regarding knowledge of customers, their activities and their acceptance, and monitoring of their accounts, products or operations; approving policies regarding the identification of high risk customers, products and areas and their treatment, particularly those referring to Politically Exposed Persons; approving policies related to the process of transactional monitoring and escalation of risk situations by the members of the Corporation; approving policies related to the understanding and control of "Correspondent Banking"; approving policies related to sanctions applied by the Office of Foreign Assets of Controls (OFAC) to persons or countries included in it; reviewing and approving the annual training plan and the progress in its execution; approving the policy on personnel selection; appointing individuals to interact with the Financial Analysis Unit in accordance with the provisions of Article 3 of Law 19.913; reviewing and analyzing the results of the reviews carried out to verify compliance with the policies and procedures in force; learning about the implementation and operation of the Crime Prevention Model of Law 20.393, the Model for Preventing Antitrust Practices, and the Model for the Prevention of Violations of the Personal Data Protection Law, among other duties related to these matters.

During 2023 and 2024, the Compliance Committee was comprised of independent director Ms. Ana Holuigue Barros, independent director Mr. Jaime Estévez Valencia, and director Mr. Raúl Anaya Elizalde. As established in its bylaws, this committee also includes the Chief Executive Officer, the General Counsel, the Controller and the managers of the Global Compliance; Marketing, Technology and Digital; and Commercial Banking divisions, the manager of the Money Laundering Prevention Area, and the Chief Executive Officers of Banchile Administradora General de Fondos S.A. and Banchile Corredores de Bolsa S.A.

CMF
3.3.i
3.3.ii

In 2024, the committee conducted its work as usual, focusing on preventive matters, regulatory updates, review of management reports, and supervision of key processes related to the prevention of money laundering and financing of terrorism, and the non-proliferation of weapons of mass destruction. It should also be noted that its bylaws were modified, updating its name and a series of new roles related to the legal modifications incorporated by Law 21.595 on Financial Crimes and the new Law on Personal Data Protection in Chile, Law No. 21.719, among others. The Commercial Division Manager was also added as a permanent member of the body.

With respect to Law No. 21.595 mentioned in the previous paragraph, the committee focused on implementing new adjustments to the Crime Prevention Model, its operation, and its subsequent

Board Committees

independent evaluation. Also, in regard to the enactment of Law No. 21.719, the main implications of the regulation, the action plans for its implementation in the next two years, and the creation of a Data Protection Department under the Global Compliance Division were presented.

Capital Management Committee

The main purpose of this committee is to assess, monitor, and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, that the CMF's principles are respected, and that the bank's medium-term sustainability is safeguarded.

CMF
3.3.i
3.3.ii

SASB
FN-CB-550a.2

During 2024, the Capital Management Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and independent director Ms. Ana Holuigue Barros. In 2023, the committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and alternate director Mr. Paul Fürst Gwinner. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer, the Wholesale Credit Risk Division Manager and the Treasury and Capital Financial Control Area Manager.

During 2024, among other milestones, this committee monitored the bank's integrated RAF and capital adequacy on a quarterly basis, as well as the pre-approval of the three-year Capital Plan, the Comprehensive Risk Measurement Plan, the Integrated Risk Appetite Framework, and the Regulatory Capital Self-Assessment Report, which were then to be submitted to the board for approval. The committee also reviewed the Capital Management Policy, the Business and Capital Contingency Plan, and the Comprehensive Stress Test Results and approved the bank's internal capital objectives for presentation to the board of directors. In addition, the committee reviewed the criteria for measuring risks with an impact on capital management and was informed of regulatory changes in this area and of capital adequacy projections on a semi-annual basis.

Finance, International, and Financial Risk Committee

The general objectives of this committee are to monitor and continuously review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions are, among others, reviewing the board's proposal for the Risk Appetite Framework (RAF), the Funding Plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving the Comprehensive Risk Measurement for subsequent review by the Capital Management Committee and approval by the board of directors; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank's subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

During 2023 and 2024, the Finance, International, and Market Risk Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and the directors Messrs. Julio Santiago Figueroa, Hernán Büchi Buc, and Francisco Pérez Mackenna. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer and the managers of the Corporate Risk; and Treasury divisions; and the Market Risk Area.

This committee has monitored and continuously reviewed the bank's liquidity status (funding and trading of instruments), the evolution of the most important financial positions, and the results and the price and liquidity risks generated by them.

During 2024, the composition and maturity of time deposits, analysis of the composition of the liquidity cushion, monitoring of the management of guarantees and payments for the Central Bank's credit line subject to an increase of bank loans (*Línea de Crédito Condicionada el Incremento de las Colocaciones* or FCIC), as well as adjustments to the risk measurement structures (limits and alerts) based on the defined risk appetite have been reviewed. Also during the year 2024, the committee reviewed adjustments to methodologies and measurement models used to measure price and liquidity risks, such as XVA and prepayment models.



CMF
3.3.i
3.3.ii

Board Credit Committee

The Board Credit Committee is comprised of all standing and alternate directors of Banco de Chile. Its functions include reviewing and resolving all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and approving all credit transactions where the bank's internal regulations require approval from this committee, except for any special powers delegated by the board to management. This committee meets weekly. It is composed of all of the bank's standing and alternate directors, the CEO, and the Corporate Risk Division Manager. The members of the Directors' and Audit Committee and the Wholesale Credit Risk Division Manager attend without voting right.

Banchile Corredores de Seguros Limitada Executive Committee

The main objective of this committee is to review commercial performance and initiatives in the development of the insurance business and to take the actions necessary to implement the business plans undertaken by the subsidiary Banchile Corredores de Seguros Limitada.

Chairman of the board Mr. Pablo Granifo Lavín and director Mr. Francisco Pérez Mackenna served on this body in 2023 and 2024. The Chief Executive Officer, the Chief Executive Officer of the subsidiary Banchile Corredores de Seguros Limitada, and the Commercial Division Manager are also members of this committee.

During 2024, this committee carried out activities related to the management, changes to, and updating of current policies and regulations applicable to the subsidiary Banchile Corredores de Seguros Limitada, as well as activities related to reviewing the status and progress of business plans and loyalty and service quality initiatives of the aforementioned subsidiary.

Board Committees

Senior Operational Risk Committee

The Senior Operational Risk Committee has the authority to approve necessary changes in the processes, procedures, controls, and information systems that support the bank's transactions in order to mitigate operational risks and assure that departments can appropriately manage and control these risks.

Among many other functions devoted to the supervision of adequate operational risk management in the bank and its subsidiaries, this committee is responsible for approving the implementation and/or updating of the Regulatory Framework on Policies and Bylaws associated with the bank's comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and its subsidiaries; reviewing and approving the comprehensive risk measurement operational risk matters; reviewing and approving the bank's current operational risk appetite framework; ensuring compliance with the regulatory framework; being informed of the main cases of fraud and other incidents and events and their root causes, impacts, and corrective measures, as applicable; ensuring the long-term solvency of the organization (business continuity plans, information security, cybersecurity, controls, and others) by avoiding risk factors that may endanger the continuity of the bank; making decisions on new products and services; verifying the consistency of the policies in this area in the bank's subsidiaries and ensuring compliance; being informed of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services; approving stress testing and scenario selection methodologies; and evaluating the results, among others.

CMF
3.3.i
3.3.ii



During 2023 and 2024, the Senior Operational Risk Committee was composed of the chairman of the board Mr. Pablo Granifo Lavín, director Mr. Raúl Anaya Elizalde, director Mr. Francisco Pérez Mackenna, and alternate director Ms. Sandra Guazzotti. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk; Marketing, Technology, and Digital; Cybersecurity; Commercial Banking; and Global Control divisions.

Some key milestones from 2024 include validating and approving the updated operational risk management policies. These policies include: the Operational Risk Policy, the Services Outsourcing Policy, the Policy for Complex Products and Services, the Business Continuity Policy, and the Information Security and Cybersecurity Policy, all approved by the board of directors; the review and validation of the comprehensive risk measurement (CRM) and the Risk Appetite Framework (RAF) for Operational Risk and Technological Risk, which were subsequently submitted for review by the Capital Management Committee and approval by the board of directors; the review and verification of the results of the Risk Management Self-Assessment Matrix (as defined in Chapter 21-13 of the Updated Compilation of Standards); knowledge of the

work performed by the subsidiaries with respect to operational risk, including information security, cybersecurity, and business continuity; the review of the results of the stress testing for operational risk; the ratification of the criticality of products and services and their respective recovery time objectives (RTO); the approval of the update of the Crisis Management Manual; the approval and acknowledgment of the progress and results of the testing of the operational contingency plans, disaster recovery plans (DRP), and cybersecurity response procedures; the results of the technological and cybersecurity risk assessments of the bank's business processes, suppliers' exposure to cyber risk, the evaluation of cyber risk on technological projects, and the results of the phishing exercises carried out.



Portfolio Risk Committee

CMF
3.3.i
3.3.ii

The Portfolio Risk Committee manages the composition, concentration, and risk of the bank's loan portfolio from a global, sector, and segmented perspective by business lines. It also must review and approve the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF); review the main debtors, delinquencies, past-due portfolio and impairment indicators, write-offs, and loan portfolio provisions for each segment; propose differentiated management strategies; and analyze and agree on the credit policy proposals to be approved by the board. This committee is also responsible for reviewing and ratifying the approvals of management models and methodologies previously developed by the Internal Modeling Technical Oversight and Development Committee and for proposing regulatory models and methodologies for final approval by the board of directors.

During 2023 and 2024, the Portfolio Risk Committee was composed of the chairman of the board, Mr. Pablo Granifo Lavín, independent director Ms. Ana Holuigue Barros, independent director Mr. Jaime Estévez Valencia, and alternate director Mr. Paul Fürst Gwinner. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk, Commercial Banking Divisions and the Follow-Up and Risk Management Control areas. During 2024, the Portfolio Risk Committee was responsible for analyzing and agreeing on proposals to the board of directors regarding credit risk policies. It also reviewed and approved the Comprehensive Risk Measurement (CRM), the Risk Appetite Framework (RAF) in the area of credit risk, and the portfolio evaluation and provisioning methodologies, the latter ratified by the board. It was responsible for monitoring the composition, concentration, and risk of the loan portfolio on a monthly basis and for reviewing the main debtors and risk indicators and provisions of the loan portfolio for each segment, among other matters.

Senior Executives

Eduardo Ebensperger Orrego
CHIEF EXECUTIVE OFFICER

Rolando Arias Sánchez
CHIEF FINANCIAL OFFICER

Alfredo Villegas Montes
GENERAL COUNSEL AND SECRETARY TO THE BOARD

José Luis Vizcarra Villalobos
COMMERCIAL BANKING DIVISION

Hernán Arellano Salas
CORPORATE BANKING DIVISION

Esteban Kemp de La Hoz
MARKETING, TECHNOLOGY, AND DIGITAL DIVISION

Sergio Karlezi Aboitiz
TREASURY DIVISION

Julio Cubillo Navarro
CORPORATE RISK DIVISION

Felipe Echaiz Bornemann
GLOBAL COMPLIANCE DIVISION

Cristián Lagos Contardo
PEOPLE AND ORGANIZATION DIVISION

Salvador Danel Fernández
CYBERSECURITY DIVISION

Óscar Mehech Castellón
INTERNAL AUDIT

Senior Executive	Position	National ID No.	Profession	Appointment Date
Eduardo Ebensperger Orrego	Chief Executive Officer	9.851.837-1	Mr. Ebensperger holds a degree in business administration and economics from Universidad de Chile.	May 2016
Rolando Arias Sánchez	Chief Financial Officer	8.702.566-7	Mr. Arias holds a degree in business administration from Pontificia Universidad Católica de Chile.	June 2014
Alfredo Villegas Montes	General Counsel and Secretary to the Board	9.619.322-K	Mr. Villegas holds a law degree from Universidad de Chile.	December 2019
José Luis Vizcarra Villalobos	Commercial Banking Division	8.196.251-0	Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux and a graduate degree in business administration from Universidad del Desarrollo.	January 2020
Hernán Arellano Salas	Corporate Banking Division	13.234.110-9	Mr. Arellano holds a degree in business administration and a master's degree in applied economics from Pontificia Universidad Católica de Chile and an MBA from F.W. Olin GSB, Babson College, USA.	November 2024
Sergio Karlezi Aboitiz	Treasury Division	7.378.914-1	Mr. Karlezi has a degree in industrial engineering from Universidad de Santiago de Chile.	December 2011
Julio Cubillo Navarro	Corporate Risk Division	25.784.876-0	Mr. Cubillo has a degree in economics from Universidad Carlos III in Madrid and completed a Leadership Development Program at IESE Business School.	October 2018
Felipe Echaiz Bornemann	Global Compliance Division	10.506.826-3	Mr. Echaiz holds a law degree from Pontificia Universidad Católica de Chile and a master's in finance and economics from Universidad de Chile.	January 2008
Cristián Lagos Contardo	People and Organization Division	8.027.636-2	Mr. Lagos holds a degree in psychology from Universidad Diego Portales.	May 2012
Óscar Mehech Castellón	Internal Audit	7.040.514-8	Mr. Mehech has a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.	July 2008
Esteban Kemp de La Hoz	Marketing, Technology, and Digital Division	14.378.424-K	Mr. Kemp has a degree in IT engineering from Universidad Austral de Chile and an MBA from Universidad Adolfo Ibáñez.	August 2018
Salvador Danel Fernández	Cybersecurity Division	27.116.360-6	Mr. Danel has a degree in IT engineering from Universidad Anahuac, Mexico.	January 2019

CMF

3.4.i

Note: Biographies and background information on our senior executives are available in Spanish and English at: https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/alta-administracion

Senior Executives

Banco de Chile Senior Management Committees

In addition to the Board Committees, the bank's management has established several committees related to specific matters. Banco de Chile's senior management and other executives serve on the following committees:

Senior Management Committee

CMF 3.7.ii

It meets every month and is chaired by the CEO. It is comprised of all the division managers and the CEO of Banchile Corredores de Bolsa S.A. Its main duty is to evaluate business performance and analyze the market, the banking industry and the economic, regulatory, and competitive environment. This committee resolves management issues related to the bank's internal policies and analyzes its performance. It provides its members with the opportunity to share their points of view and prioritize joint initiatives. Each year, the committee outlines the foundations for an annual plan. Once the CEO and each division manager agree on an individual annual plan for each commercial area in coordination with the Chief Executive Officer of Banchile Corredores de Bolsa S.A., the general plan is coordinated by the Financial Reporting and Control Division Manager and presented to the board for its approval. This committee also reviews progress on regularly approved plans and initiatives.

Disclosure Committee

The purpose of Banco de Chile's Disclosure Committee is to comply with best practices when disclosing financial information to the market, which ensures that the bank's financial situation, business position, and solvency can be appropriately interpreted by users based on the reports published by the bank. This committee meets quarterly. Its members are the Chief Financial Officer, the Corporate Risk Division Manager, the Chief Accountant, the lead attorney for the Finance and International Area, the Research and Planning Area Manager, the Financial Control Area Manager, the Risk Model Area Manager, and the Monitoring, Reporting, and Planning Manager. The Controller is invited to participate in this committee.

Ethics Committee

This committee's roles include defining, promoting, and regulating excellent professional and personal behavior that aligns with the philosophy and values that all bank employees must follow. It must also ensure compliance with the Code of Conduct, assuring that it remains informed of any conduct that deviates from or violates it. To meet these objectives and promote a culture of ethical behavior, it implements training and promotion programs. It also acts as a forum for addressing, discussing, and resolving any conduct that is inconsistent with corporate values. It meets at least every quarter and more frequently if necessary in the event of reported incidents or internal requirements. It is chaired by the People and Organization Division Manager and comprised of the General Counsel, the Controller and the managers of the Global Compliance and Commercial Banking divisions.

Operational Risk Committee

This committee is authorized to make necessary changes to processes, controls, and information systems that support the bank's operations in order to mitigate operational risks and ensure that the various areas adequately manage and control these risks. The main functions of the Operational Risk Committee include: the development of the comprehensive operational risk management model; overseeing the implementation and/or updating of the regulatory framework; plans and initiatives for the development of the model and its dissemination in the organization; promoting a culture of operational risk management at all levels of the bank; staying informed of the results obtained in the comprehensive risk measurement of operational risk; reviewing the operational risk appetite framework; overseeing the current regulatory framework in matters related to operational risk; reviewing the bank's level of exposure to operational risk

and the main risks to which it is exposed; staying informed of the main frauds, incidents, operational events, and their root causes, impacts, and corrective measures as appropriate, as well as operational risk assessments; proposing, agreeing, and/or prioritizing strategies to mitigate the main operational risks; ensuring the long-term solvency of the organization; ensuring that the operational risk policies are aligned with the bank's objectives and strategies; and being aware of the level of risk to which the bank is exposed in its outsourced services, among others. This committee meets monthly. It is composed of the Cybersecurity Division manager, the Global Control manager, the Chief Accountant, the Technological and Cyber Intelligence Risk Manager, the Operations Area Manager, the Customer Area Manager, the lead attorney for the People, Consumer, and Marketing Area, the Customer Services Manager, the Planning and PMO Manager, the Large Companies Group Manager, the Business Continuity Manager, the Asset Laundering Prevention Manager, the Digital Transformation Manager, the Deputy Manager of Operational Risk Management, and the Deputy Manager of Operational Risk Assessment.

Quality Committee

The main objective of this committee is to provide strategic guidelines for decision-making related to customer service in all available channels by analyzing the perception of the bank's customers and its main competition. It also monitors projects and initiatives designed to increase customer loyalty and recommendations, thus enhancing the growth and profitability of the business in the long term. Its other duties include identifying necessary changes and executing them efficiently and opportunely, and supervising service quality indicators, projects, and initiatives. This committee meets every two months. Its members are the CEO, the CFO and the managers of the Commercial Banking, Corporate Banking Marketing, Technology, and Digital divisions, and the Customer Experience manager, and the deputy manager of the Quality and Customer Experience Area.

Sustainability Committee

The main objective of the Sustainability Committee is to analyze sustainability challenges and requirements and propose them within business strategies, based on environmental, social, and corporate governance issues. It is also responsible for designing, managing, and publishing the sustainability strategy of the bank and its subsidiaries for its stakeholders, including customers, investors, employees, local communities and suppliers. This committee meets every two months and is made up of the Chief Executive Officer; the Chief Financial Officer; the General Counsel; and the managers of the Marketing and Digital Banking Division; the People and Organization Division; the Institutional Relations Area (Chief Economist); the Corporate Affairs and Sustainable Development Area; and the Corporate Image and Advertising Area.

Internal Modeling Technical Oversight and Development Committee

The main function of this committee is to provide methodical guidelines to develop, monitor, and document the mathematical models used in the retail segments for credit risk management, such as management models covering origination, monitoring, collection and rating and regulatory models covering capital and specific provisions for credit or additional risk under local or international standards.

This committee meets monthly. It is composed of the Corporate Risk Division Manager and the managers of the Monitoring, Reporting, and Planning, Retail Business Development, Risk Models, and Research and Performance areas and the deputy managers of Regulatory Models, Big Data and Regulatory Systems, Validation and Internal Control, and Intelligence and Decision Models.

Senior Executives

Investment and Expense Committee

This committee's purpose is to review investment or expenditure initiatives or projects whose approval commits an incremental disbursement of resources; to ensure the consistency of these investments or expenditures with the bank's strategic plans; and to economically evaluate new projects, among others. Any project requiring more than 25,000 Unidades de Fomento in resources also requires board approval. This committee meets on an as-needed basis. Its members are the Chief Executive Officer; the Chief Financial Officer; the Administration Area Manager; the Purchasing Manager; and the Expense Control Area Manager. The Marketing, Technology, and Digital Division Manager and Planning and Project Management Office (PMO) Area Manager also serve on the committee when technological projects require approval.



Project Approval Request Committee

This committee approves technology initiatives and projects (investments or expenses), ensures that these investments or expenses are consistent with the bank's strategic plans, and evaluates the financial aspects of new projects. Any project requiring more than 12,500 Unidades de Fomento in resources also requires approval from the Investment and Expense Committee. This committee meets weekly. Its members are the managers of the Marketing, Technology, and Digital Division, the Administration Area, the Expense Control Area, the Planning and Project Management Office (PMO) Area.

Model Risk Management Committee

The main role of this committee is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risks based on aggregate results, oversees the updating of the inventory of institutional models, and submits the Model Risk Management Policy to the board for review and approval.

The Model Risk Management Committee meets quarterly and is composed of the managers of the Corporate Risk Division; Treasury Division; Asset Laundering Prevention Area; Treasury and Capital Financial Control Area; Retail Origination, Regulation, and Risk Transformation Area; Risk Models Area; Global Control Area; Risk Management Monitoring, Reporting, and Control Area; Models and Internal Control Area; Market Risk Area; Enterprise Risk Area; Technology Area; and the Validation and Internal Control Deputy Manager as well as the deputy manager of Risk Monitoring and Management.

IT Steering Committee

The objective of Banco de Chile's IT Steering Committee is to align, coordinate, and address the issues set forth in the strategic technology planning and technology guidelines. This committee meets on a monthly basis and is comprised of the managers of the Marketing, Technology, and Digital Division; the Technology Area; Planning and PMO; the Infrastructure Area; the Agility Center; and Software Development.

Succession Plan

Banco de Chile has procedures in place to identify potential replacements for the CEO and other senior executives from among the bank's employees or from outside the bank. This succession plan allows for the timely replacement of both the CEO and other senior executives in the event of their unforeseen or scheduled absence. The bank has protocols for the transfer of functions, minimizing the impact and risk associated with these processes.

The plan promotes the development of solid leadership that will allow the bank to maintain its position as a leading company in the financial sector. To that end, we prepared succession maps for the first and second reporting lines, identifying people who have the potential to assume strategic roles within the organization. We also created a development agenda for these executives, opening up spaces for learning, cooperation, and the exchange of experiences through training programs, talks, and lectures in order to address various current issues associated with their roles.

Banco de Chile has a policy and procedures for establishing who is part of the Succession Plan. This plan includes identifying key positions in the bank's management and governance structure and for strategy and operational continuity. As such, the program results in a registry of potential succession and/or automatic replacements for scheduled reasons or due to an unplanned situation.

Review of Salary Structures for Senior Executives

In accordance with the Corporations Law, each year at the annual general shareholders' meeting, shareholders approve the board's compensation structure, which includes compensation, incentives, and a meeting attendance allowance. The Directors' and Audit Committee reviews the compensation plans and systems in place for the company's managers, senior executives, and employees. The annual shareholder meeting has agreed annually that this committee establishes the degree of compliance with Banco de Chile's Annual Performance Plan.

Banco de Chile has compensation plans for its senior executives that consist of fixed and variable components as well as special benefits. It is worth noting that the compensation plan does not include share-based payments.

Senior management compensation is established in compensation programs linked to performance objectives based on the annual plan approved by the board. These objectives are determined by the CEO. The Directors' and Audit Committee is responsible for reviewing and approving a corporate matrix of targets.

The CEO's variable compensation is also oriented towards performance objectives framed within the bank's Annual Plan. In this case, the corporate matrix of targets indicated above is also considered.

CMF
3.4.ii
3.4.iii
3.4.iv
3.6.x
3.6.xi
3.6.xii

GRI
2-20



Senior Executives

Compensation programs for senior management include variable components linked to a matrix of individual, team, initiative, and corporate objectives. The individual matrix is composed of performance metrics, projects, and strategic initiatives associated with the bank's transformation plan. These strategic initiatives are to:

- Manage sustainability and the commitment to Chile
- Develop talent and skills
- Accelerate digital solutions
- Strengthen commercial activity
- Increase productivity
- Drive technological evolution


GRANDES EMPRESAS

Compensation and benefits received by senior executives in 2024 totaled Ch$ 14.231 billion gross compared to Ch$ 12.31 billion gross in 2023. These amounts include the main executives reported in this Annual Report and all Banco de Chile subsidiary chief executive officers.

CMF
3.4.ii
3.4.iii
3.4.iv
3.6.xi
3.6.xii

GRI
2-20

Ownership of Director and Senior Management

As of December 31, 2024, the following directors held shares of the bank directly and indirectly through companies under their control:

Name	Ownership (%) in Banco de Chile
Andrés Ergas Heymann	1.86953
Jaime Estévez Valencia	0.00357
Francisco Pérez Mackenna	0.00108
Ana Holuigue Barros	0.00091

As of December 31, 2024, the following members of the Senior Management held shares of the bank either directly and indirectly through companies under their control:

Name	Ownership (%) in Banco de Chile
Óscar Mehech Castellón	0.00079
José Luis Vizcarra Villalobos	0.00071
Sergio Karlezi Aboitiz	0.00001

Risk Management

Banco de Chile's risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency. Global risk management takes into consideration the business segments served by the bank with an integrated and differentiated perspective.

Board's Role in Risk Management

As the bank's highest leadership body, the board of directors is responsible for establishing risk policies and the Risk Appetite Framework (RAF). It also issues guidelines and criteria for measuring and monitoring risks, approving their limits and the contingency plans associated with each of them.

The policies that it approves include:

- Credit Risk policies,
- Country Risk Management Policy,
- Policy on Industry Concentration,
- Debt Instruments Investment Policy,
- Policy on Limits on Loans Granted to Business Groups,
- Complex Products and Services Policy,
- Operational Risk Policy,
- Business Continuity Policy,
- Outsourcing Policy,
- Market Risk and Liquidity Risk Management Policies,
- Capital Management Policy,
- Model Risk Management Policy, along with guidelines for model development, validation, and monitoring,
- Subsidiary Risk Control Policy,
- Prevention of Money Laundering and Financing of Terrorism, and the Non-Proliferation of Weapons of Mass Destruction Policy,
- Policies associated with environmental, social, and governance (ESG) risk management,
- Provision models, Additional Provisions Policy, and adequacy of provisions,
- Strategies, functional structure, and comprehensive operational risk management model.

Risk management policies identify and analyze the Bank's risks, set suitable risk limits, warnings and controls, monitor risks and compliance with limits and warnings, in order to implement action plans where necessary.

Risk management policies, standards, procedures, and systems are regularly reviewed with strict adherence to the current regulatory framework.

Furthermore, each of the policies have been defined in accordance with the requirements and guidelines contained in the current legal and regulatory framework governing the bank, either for the financial system in general or specifically for the banking sector. It includes, among other laws:

- General Banking Law
- Corporations Law
- Law 18.045 on the Securities Market
- Insolvency and Reinstatement Law
- Personal Data Protection Law
- Updated Compilation of Regulations and Compendium of Accounting Standards (CMF)
- Guidelines issued by international entities such as the Basel Committee on Banking Supervision and the European Banking Authority (EBA) that have been studied, interpreted or adapted by the local regulator.

CMF
3.6.i
3.6.iv

The board of directors is informed of and reviews the evolution of the different areas of risk management on a regular basis.

In addition, there are specialized committees composed of directors and senior management which meet regularly to analyze risk trends and take corrective measures, if necessary, to improve the board's decision-making on various matters.

The bank has management information systems that support the risk management and control process, strategic planning and capital management, as well as independent control by the Controller's Office.

Risk Management

The corporation also has an independent compliance function for the prevention of money laundering and the financing of terrorism, with coverage for Banco de Chile and its subsidiaries, that reports to the respective committees, demonstrating the direct supervision exercised by the board. This role is performed by the Global Compliance Division, which has world-class systems for executing its tasks.

Legal risk–in all matters–is managed by the bank's Legal Affairs Department, with specialized units in the different business areas. This office develops current information on regulations, jurisprudence, and bank products.

The information channels for communicating the different risks to the board of directors are diverse and include the following:

CMF 3.6.i 3.6.iv 3.6.v

- Reports issued by committees composed of directors.
- The Risk Self-Assessment Matrix (RSM), which is prepared annually and submitted to the bank's board for approval.
- Reports to inform the respective government agencies of the transgression of RAF alerts and/or limits (non-recurring).
- Comprehensive Risk Measurement (CRM) process executed on an annual basis and submitted to the board for approval. The bank conducts a general assessment of the risks to which it is exposed, determining its overall risk profile.
- Risk reports specific to each management and/or control unit for the various risk areas.

These reports are meant to provide an aggregated view of risks, facilitating analyses under common criteria and definitions within the bank's risk culture, ensuring the quality and consistency of the information.

Risk Management Units

Risk management duties are carried out jointly by the Corporate Risk Control Division and the Cybersecurity Division, which have highly experienced, specialized teams and a robust regulatory framework that allow for optimal and effective management of the matters they address.

Corporate Risk Division

This entity helps provide effective governance over the corporation's key risks, aiming to optimize the risk-return ratio and ensuring business continuity. They identify potential losses arising from the default of counterparts, market factor movements or the inadequacy of processes, people or systems, contributing to capital management in a comprehensive manner.

Within this division, the bank's risk functions are integrated through different departments:

1. Market Risk Department
2. Wholesale Credit Risk Admission Department
3. Retail Origination, Regulatory, and Risk Transformation Department
4. Special Assets Management Department
5. Risk Monitoring, Reporting, and Control Department
6. Risk Modeling Department
7. Risk Modeling and Internal Control Department
8. Global Control Department, including Operational Risk and Business Continuity.

Cybersecurity Division

The Cybersecurity Division is responsible for defining, implementing, and reporting on progress in line with the Strategic Cybersecurity Plan, which is aligned with the bank's business strategy. It focuses on protecting internal, customer, and employee information. This division is composed of:

1. Cybersecurity Engineering and Architecture Department
2. Cyberdefense Department
3. Technological Risk and Cyber Intelligence Department
4. Cybersecurity Management and Subsidiary Control Department



Internal Control and Audit Systems

The bank's internal audit function has been certified since 2017 by the Institute of Internal Auditors of Spain. The most recent renewal took place in 2022. According to this certification, the institute confirmed that the internal audits performed at Banco de Chile and its subsidiaries Banchile Corredora de Bolsa S.A., Banchile Administradora General de Fondos S.A., and Socofin S.A. "generally comply" with the Standards and Code of Ethics issued by the Institute of Internal Auditors, which is the highest possible rating. The certifying entity praised the professional image and reputation of the bank's internal audit team, the team's fierce commitment to international internal audit principles, the maturity of the agile methodology that they have used for the past four years and the creation and robotization of "live risk boards" for the branch network that focus on their main risks.

The audit plan is approved annually by the board of directors upon favorable recommendation of the Directors' and Audit Committee. Pursuant to this plan, in each process audit, the internal audit function evaluates the internal control environment, including technological, cybersecurity and operational aspects, as well as the ethical components that may be identified, ensuring due compliance with the bank's Code of Conduct.

Likewise, the plan considers the evaluation of the proper implementation of controls that ensure compliance with the policies and procedures approved by the bank's board of directors, ensuring adequate compliance with the legal and regulatory standards applicable to us. These include the Policies for the Prevention of Money Laundering and Financing of Terrorism, and the Non-Proliferation of Weapons of Mass Destruction, the Crime Prevention Model, Supplier Management and Selection, and Management of Credit, Market, Liquidity, and Operational Risks.

Policies and procedures related to ethical conduct are generally part of the process audits that are carried out annually, although specific audits are carried out at least every three years on policies related to compliance with the Code of Conduct, prevention of acts contrary to probity, and the crime prevention model, which together focus on preventing acts of corruption.

In 2024, the auditors continued to verify controls in response to new information security standards. They also continue to validate the internal control environment necessary to comply with the new regulations established by the bank and its subsidiaries. To this end, regular training was provided and some teams were restructured to gain new perspectives. By 2025, each process audit should generate a dashboard with 100% of the data, analyzing the data universe for more accurate and comprehensive conclusions.

The board of directors is responsible for defining and continuously evaluating internal control systems in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms for observations and actions designed to deal with the issues identified. Furthermore, the board regularly reviews all corporate policies, approves the audit plan, and receives information on its progress. CMF 3.6.vi

The Directors' and Audit Committee is responsible for regularly assessing the quality of internal control systems and the internal audit function as well as engaging and coordinating with external auditors. More information on the Directors' and Audit Committee is available in the section on Corporate Governance – Board Committees.

Risk Management

The design and control of internal bank standards is the responsibility of the Global Compliance Division in conjunction with the General Counsel and the Commercial, Operations, and Financial Reporting, Control and Productivity areas. The division supervises all areas of the bank and its subsidiaries, operates independently, and reports directly to the Compliance Committee. In addition, this division is responsible for verifying compliance with regulations on the prevention of money laundering, the financing of terrorism, and the proliferation of weapons of mass destruction. To do so, the bank has a board-approved policy, which details roles and responsibilities, committee structures, and processes to be used for supervising, making decisions, gathering customer information, monitoring transactions, and reporting to the Finance Ministry's Financial Analysis Unit, among other topics.

For its part, the Controller's Office performs the independent and objective function of reviewing the internal control of the bank and its subsidiaries, covering all business units. It prioritizes its audits according to process risk assessments and performs them with the frequency described in the Audit Plan. The division uses standardized internal auditing methods to carry out the following duties:

CMF
3.6.vi

- Evaluate the effectiveness of risk management processes in the following categories: operational, financial, credit, technological, cybersecurity, compliance, and branches at both a consolidated level and at the stock brokerage and fund management subsidiaries.
- Ensure compliance with laws, regulations, corporate policies, and anti-corruption policies.
- Inform the Directors' and Audit Committee of audit observations and the status of corrective actions committed to by management to ensure monitoring and timely resolution.
- Contribute to a workplace focused on proactive risk management and control and the promotion of ongoing learning based on observations in the industry or within the bank and its subsidiaries.


Banco de Chile
El banco de Chile

Internal Control Model


BOARD OF DIRECTORS
COMMITTEES INVOLVING DIRECTORS
DIRECTORS' AND AUDIT COMMITTEE
CHIEF EXECUTIVE OFFICER
First line
Commercial Management
Operational Management
Financial Management
Cybersecurity
Second line
Financial Reporting, Control and Productivity, Corporate Risk, Compliance, General Counsel, Technological Risk
Third line
Internal Audit Department
External Auditors
Regulators and Supervisors

Main responsibilities of the first line

- Identify and assess risks arising from its operations.
- Control and mitigate risks arising from operations.
- Implement necessary mitigation measures.
- Provide reasonable assurance in attaining operational objectives.
- Ensure the effectiveness and efficiency of operations.
- Ensure the reliability of information.
- Ensure compliance with regulations and laws applicable to its operations.
- Safeguard assets.
- Consistently execute controls over risks.
- Design and implement detailed procedures to supervise control execution.

Main responsibilities of the second line

- Design and provide a risk management framework for the organization.
- Facilitate and promote risk management throughout the organization.
- Advise and support process owner efforts to determine their operations' risk exposure level.
- Effectively report information on the organization's risk profile.
- Present the organization's risk exposure to the board and identify and manage changes in exposure levels.
- Monitor effective application of controls within 1st line of defense.
- Monitor timely implementation of risk treatment or mitigation measures or deficiencies.

Main responsibilities of the third line

- Perform an independent and objective analysis of the organization's internal control and audit the operations of the 1st and 2nd lines of defense.
- Carry out periodic, objective tests on the design and effectiveness of the controls used by the organization to mitigate risk.
- Issue an independent opinion on the organization's risk management efforts.

As relevant processes are audited, testing verifies employee compliance with ethical standards, mainly on issues related to potential conflicts of interest or insider trading. There are several preventive controls that apply to audits of these processes, for example, compliance and supplier management.

Risk Management

Detecting and Identifying Risks

The bank has a general risk management and control model that consists of a set of processes designed to identify, analyze, measure, assess, evaluate, monitor, and mitigate its significant or material risks.

Banco de Chile approaches risk management from a comprehensive, differentiated perspective based on the business segments served by the bank and its subsidiaries. Global risk management is a key component of achieving the bank's strategy and the sustainability of its business in the long term. To this end, the bank bases its efforts on principles and guidelines that cut across the entire organization and meet both regulatory requirements and best market practices. In addition, Banco de Chile has a series of internal processes and methodologies that facilitate management and favor the correct control of the different types of risk.

CMF 3.6.iii

These guidelines can be summarized as follows:

- **Strong Risk Culture:** internalized throughout the corporation, covering all risks inherent to the business and promoting socially responsible management that contributes to the long-term sustainability of the bank.
- **High Board Involvement:** approving policies, the Risk Appetite Framework, contingency plans, model development, validation, and follow-up guidelines, approving models for credit, market, and operational risk management (including business continuity), among others.
- **Comprehensive Senior Management:** responsible for control of and compliance with board decisions and for creating rules and procedures that ensure management and control that aligns with the organization's strategic goals. It is also responsible for promoting an adequate and prudent risk culture, evaluating its degree of implementation, and ensuring that the risk profile remains within the levels defined in the Risk Appetite Framework approved by the board.
- **Independence of Risk Management and Control Functions:** In accordance with its three lines of control model.
- **High Level of Risk Management Specialization:** represented in the Corporate Risk and Cybersecurity divisions, which have specialized teams that operate under a robust regulatory framework of processes and procedures, enabling optimal and effective management of the matters under their purview.
- **Supplementary Control Functions:** risk management is complemented by control functions in various financial and non-financial business risk matters. These are exercised independently by other divisions of the organization, such as the Financial Reporting, Control and Productivity, Cybersecurity, Global Compliance and People and Organization divisions and general counsel in financial and accounting matters, prevention of money laundering, and financing of terrorism, as well as legal matters, respectively.
- **Preventative and Comprehensive Approach:** to risk management and control in all businesses and for all types of risks.
- **Adequate and Complete Information Management:** that allows the company to identify, assess, manage, and communicate risks adequately at the appropriate levels.

The risk management and control process is applied across the different areas of the bank and provides the tools necessary to respond to the challenges posed by a dynamic industry in constant transformation.

Comprehensive Risk Measurement (CRM)

All areas of the bank are involved in defining and measuring its risk profile, whether directly or indirectly, executing a series of tasks that are part of the CRM process.

The first activity of the CRM process is the construction of the risk inventory to identify risks that may affect the bank's activity and their categorization by activity level and existing internal controls. Two types of risks are identified as part of the process of determining the bank's overall risk profile.

They are **Pillar I Risks** (credit risk, trading book market risk, and operational and technological risk) and **Pillar II Risks** (other matters). Additionally, the bank considers material all risks classified as Pillar I according to Basel, measured as risk-weighted assets including credit risk, trading book market risk, and operational and technological risk. Pillar II material risks depend on the results of the Comprehensive Risk Measurement exercise.

Risk Appetite Framework (RAF)

SASB

FN-CB-550a.2

The bank has established a structure of limits and/or alerts for each of its material risks: Credit Risk, Trading Book Market Risk and Operational and Technological Risk, as well as for relevant non-material risks (Liquidity Risk, Business and Strategy Risk, Concentration Risk, Banking Book Market Risk, AML Risk, and Reputational Risk). This is reflected in a set of metrics representative of the risk assessed, which allow us to reflect on and managing its risk profile and business model in a sustainable manner over time.

This is addressed in the RAF through which the bank describes the mechanism used to measure, control, and manage the level of risk to which it is exposed. Additionally, through the structure of limits and alerts, the RAF formalizes the maximum level of risk that the bank is willing to tolerate in order to comply with its strategic objectives and business plans. The RAF establishes a set of risk metrics to establish objective measurement and control criteria for each material risk to which the bank is exposed. These metrics are periodically reported and duly monitored against threshold levels and/or alerts established by senior management under governance that includes escalation procedures and established remediation plans.

The Bank reviews and updates its RAF every year, which must then be approved by the board. This exercise identifies, assesses, measures, mitigates and proactively controls all the significant risks that could arise in the normal course of business. As such, the bank uses several management tools and defines an appropriate structure of limits and warnings within this framework, which allow it to constantly monitor the performance of various indicators and trigger prompt corrective measures, if required. The result of these activities is part of the Annual Regulatory Capital Self-Assessment Report (IAPE) approved by the board of directors and reported to the CMF.

Risk Management

The bank is also concerned with safeguarding people's fundamental rights and managing potential associated risks, promoting dignified work environments that are free of discrimination (on the basis of disability, gender, race, religion, origin, marital status, and/or social condition) and practices that infringe on individual freedom, favoring relationships based on respect and fair treatment and promoting a safe and healthy environment.

Banco de Chile draws on the main international and national standards and its own internal regulations to build the foundations for sustainable development:

- Universal Declaration of Human Rights,
- International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work,
- United Nations Guiding Principles on Business and Human Rights,
- Chilean National Action Plan on Business and Human Rights,
- Inclusive Employment Act.

CMF
3.6.ii.a
3.6.ii.c
3.6.ii.d
3.6.ii.e

Within this framework, we have established clear policies and processes to ensure compliance with human rights, maintaining a comprehensive approach to promoting a work environment and community engagement based on respect and inclusion. This includes the Inclusion, Non-Discrimination, and Respect for Diversity Policy; the Internal Order, Hygiene, and Safety Rules; the Code of Ethics; and the Protocol for the Prevention of Sexual Harassment, Workplace Harassment, and Workplace Violence.



Key Risks and Opportunities

In the normal course of business, Banco de Chile is exposed to different risk factors that could affect its results and sustainability in the medium term. Volume growth and operating results depend on economic trends and variables such as inflation, unemployment, and interest rates. A deterioration in the economy could have an adverse effect on the growth of our business and the banking industry in general.

For example, changes in global economic conditions have significant impacts on the Chilean economy. Our loan portfolio may not continue to grow at the same or similar rates as it has in the past as a result of changes in macroeconomic trends and reforms to banking and non-banking rules. The growth of our loan portfolio in riskier segments may expose us to increased loan losses and require us to establish higher levels of allowances for loan losses. Our results of operation depend greatly on our net interest income, which is affected by interest rate volatility and inflation.

Changes in these variables could affect the the interest rates earned on our assets differently from the interest rates paid on our liabilities, resulting in a reduction in net interest income. Market instability could adversely affect our results and the value of our securities. Any volatility in market factors like interest rates, inflation, exchange rates, etc., could have a material adverse effect on our results of operations. Furthermore, changes in the capital market structure and tax regimes may affect our financial results.

Changes in political and social factors could impact our profitability. These include events such as social instability and drastic changes in economic policies and potential changes that could arise from changes in the Constitution or new governments.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks and with other providers of financial services that are not part of the banking industry. These dynamics may adversely impact the bank's results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in a decreased net interest margin.

The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment, and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates, which could have a material impact on our results of operations and financial position.

Operational problems, fraud, fraud within the organization, errors, criminal events or terrorism may have a material adverse impact on our business (attacks on the bank's physical assets), financial condition and results of operations. Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation, fines and penalties. Incidents related to data protection and privacy of customers or breach of security of the bank's operational information could have a similar effect, including possible reimbursements to customers if the security of their financial information is impacted.

Despite our efforts, resources, policies, and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis. Additionally, amendments to laws, strikes, and pandemics, epidemics or any other health event affecting economic activity could adversely affect the bank's performance.

In view of the foregoing, the main risks identified for Banco de Chile are as follows:

- **Business and Strategy Risk:** Inability to achieve its medium-term strategic objectives in conjunction with its internal regulatory capital objectives due to: (i) a deterioration of its capacity to generate resources, (ii) inability to efficiently use its resources and maximize its margin, (iii) loss of leadership and scale in the different business areas in which it participates, and (iv) inability to continually add value for its shareholders.
- **Credit Risk:** Risk of deterioration in the credit quality of its portfolio or payment default due to changes in the counterpart's ability or intention to meet its obligations.
- **Concentration Risk:** Risk of potential losses associated with an economic shock at the sector level or an adverse situation faced by one of the main counterparts with greater exposure to the bank.
- **Trading Book Market Risk:** Risk of experiencing losses in the event of adverse movements in market factors.
- **Banking Book Market Risk:** Risk arising from the misalignment of the various asset and liability items on the bank's balance sheet. It is mainly related to the risk of adverse movements in interest rates. This risk is managed in accordance with the objectives and nature of the bank's activities and the manner in which they are recorded in its financial statements. This also includes a specific control for the portfolio recorded at fair value through other comprehensive income (FVTOCI).
- **Liquidity Risk:** Inability to obtain sufficient funds to honor its contractual obligations or financial commitments when required and the impossibility of liquidating assets or unwinding a financial position in a timely manner without significantly altering market prices. This may result in significant losses in the process.
- **Operational and Technological Risk:** Risk of losses resulting from the lack of adaptation or a failure involving processes, personnel and internal systems or due to external events. In addition, it includes any event related to unauthorized access risks that may cause the dissemination, modification or destruction of bank and customer data; the risk derived from the lack of confidentiality, integrity, and availability of information in the computer systems; and the

CMF
3.6.ii.a
3.6.ii.c
3.6.ii.d
3.6.ii.e

Risk Management

risk derived from an inadequate design of the computer systems' architecture, user profiles or maintenance of software/hardware and interruption of daily operations.

- **Data Risk:** Risk of ineffective data integrity and management capabilities, including data creation, transformation, storage, and deletion.
- **Compliance Risk:** Risks of conducting business in a manner that goes against applicable local laws and regulations and/or international regulatory requirements. This includes non-compliance with regulatory requirements of a prudential nature framed by adequate solvency and risk management and those focused on protecting the integrity of the financial system.
- **Behavior Risk:** Risks that the bank or its employees engage in behavior that may harm customers or the integrity of the markets or other employees in pursuit of improper gains.
- **Legal Risk:** Risk of litigation arising from contracts and legal violations (including tax laws).
- **Environmental and Sustainability Risk:** Risk related to sectors and/or customers that have a negative impact on the environment or society, or climate risks that affect the financial and operating activities of Banco de Chile.
- **Modeling Risk:** Potential adverse financial, regulatory, reputational, and other consequences arising from the design, development, implementation and/or use of a model.
- **People and Change Management Risk:** Risk arising from managing people and human resources (e.g., workplace safety, employment practices). It also includes the risk associated with the organization's capacity to adapt to changes in the internal or external environment that may imply structural variations affecting performance and compliance with objectives.
- **AML Risk:** Risk derived from any activity carried out by an individual, institution or group that attempts to legitimize through the bank funds or income of any nature obtained illegitimately or by means of dishonest and fraudulent behavior, or intended to promote or finance terrorist activities or weapons of mass destruction.
- **Reputational Risk:** Risk derived from current or potential negative economic impact for the bank due to loss of customer confidence, changes in market perception, and inadequate management of a reputational crisis situation.

CMF
3.6.ii.a
3.6.ii.b
3.6.ii.c
3.6.ii.d
3.6.ii.e

Spotlight Initiatives

Risk	Initiatives
Antitrust risks	Free competition is an economic principle that seeks to protect the rights of producers of goods or services. Legal Degree 211 condemns any circumstance, act or agreement that generally prevents, restricts or hinders free competition or tends to produce such effects, penalizing anyone who enters into them individually or collectively. Banco de Chile's Antitrust Compliance Policy, which is approved by its board of directors, seeks to mitigate the risks associated with conduct that may hinder free competition, such as: possible collusion, abuse of dominant position, anti-competitive practices, and direct interlocking. This policy provides clear guidelines for all employees to understand and comply with antitrust regulations, describing behaviors that could violate them and helping to identify risks early on. It includes: › Internal response guidelines: guidance on how to react to risks inherent to the business, reducing the negative effects of possible anticompetitive situations for both the corporation and society. › Information and education: ongoing training of employees on antitrust regulations, enhancing their ability to identify and mitigate risks. This training includes annual digital courses that reach the entire organization. The policy is reviewed annually to incorporate legal updates and improvements to the bank's procedures, ensuring its continued relevance and effectiveness.

Risk	Initiatives
Risks to customer health and safety	Health risks can be identified on the basis of national outbreaks or pandemics and medical emergencies or safety risks arising from natural or man-made emergencies, such as fires, robberies and assaults, natural disasters, and physical accidents such as slips, trips, and falls within the bank's facilities. The bank has integrated health and safety principles across the organization, ensuring safe and healthy spaces for workers, external personnel, and customers. Current actions and policies in this area are detailed below: › Comprehensive emergency management: Implementation of robust emergency plans, fire control equipment, and ongoing training of emergency committees, including regular drills and periodic meetings to update procedures. › Cardioprotected areas: Availability of automatic external defibrillators in all branches, along with maintenance and training programs in cardiopulmonary resuscitation and defibrillator use in compliance with Law No. 21.156. › Protocols against workplace violence: Adoption of strict measures to promote an environment of fair and respectful treatment, including confidential reporting channels and support for victims of workplace violence, as well as tools such as the workplace respect meter and customer campaigns. › Periodic risk assessments: Nationwide assessments are conducted to identify potential hazards and evaluate risks, enabling the implementation of preventive and corrective measures to ensure a safe environment. › Universal access: Adaptations in branches and digital platforms to ensure that all people can access services safely and comfortably regardless of their abilities. These actions reflect the bank's ongoing commitment to the safety and health of all, ensuring that its operations not only comply with current regulations, but also promote an environment of wellbeing and comprehensive protection for all.

CMF
3.6.ii.a
3.6.ii.c
3.6.ii.d
3.6.ii.e

Climate Risks

The bank also faces various climate risks due to its financial and operational activities. Physical risks associated with extreme weather events (floods, fires, extreme temperatures) or changes in medium-term weather patterns (sea level, global warming) could affect the bank's operations and infrastructure, as well as the payment capacity of some customers. Additionally, transition risks derived from regulatory and policy changes related to the transition to a low-carbon economy could influence the bank's financial activities and the financial situation of the customer portfolio (costs associated with the transition, technological, reputational and market risks, among others). However, these situations also present opportunities to make progress in new business areas such as programs and products associated with sustainability.



In addition, new regulatory requirements may arise for disclosure of climate-related information that could result in new guidelines and/or regulations that may impact our customers' businesses, thus affecting the results and performance of the banking business.

Risk Management

Physical Risks							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Sea level rise	Need to relocate branches located in coastal areas	Chronic	Costs	Direct	> 5 years	Highly likely	Unknown
Extreme weather phenomenon	Destruction of property by floods, hurricanes, tidal waves, heat waves, fires, etc.	Acute	Assets	Indirect - customers	1-5 years	Medium	High
Extreme weather phenomenon	Destruction of property by floods, hurricanes, tidal waves, heat waves, fires, etc.	Chronic	Assets	Direct	1-5 years	Medium	High
Changes in precipitation	Losses in the agriculture/ energy sector due to the effects of drought	Chronic	Assets	Indirect - customers	1-5 years	Highly likely	Medium
Increase in temperature	Increased use of air conditioning	Chronic	Costs	Direct	1-5 years	Highly likely	Low
Changes in precipitation	Decreased precipitation in some areas and increased precipitation in others	Chronic	Assets	Direct	1-5 years	Highly likely	Medium

Transition Risks							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Carbon tax increase	Increases in the costs of fuel and electricity	Legal / Political	Costs	Indirect - customers	1-5 years	Highly likely	Low
Negative perception among stakeholders.	Dissatisfied investors due to deficient bank policies and communication	Reputation	Access to financing	Direct	1-5 years	Medium	High

Transition Risks							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Uncertainty in the market	Poorly assessed risk due to failure to consider weather variables and investment failures	Market	Assets	Direct and indirect	1-5 years	Medium	High
Changes in consumer behavior	Low demand because consumers no longer require banking products and services	Market	Revenue	Indirect - customers	1-5 years	Low	High
Changes in consumer preferences	Preference for competition due to a friendlier perception of climate change	Reputation	Revenue	Indirect - customers	1-5 years	Low	High
Legal non-compliance (Exposure to litigation)	Non-compliance with new environmental regulations and/ or litigation related to GHG emissions	Legal / Political	Costs	Direct	1-5 years	Medium	Medium-high
Product and service obligation	Legal requirement to introduce certain products/ services or withdraw some current products/ services	Legal / Political	Costs	Direct	1-5 years	Medium	Medium
Stigmatization of the sector	Negative perception of the banking sector	Reputation	Revenue	Direct	1-5 years	Low	Medium
Carbon tax increase	Increases in the costs of fuel and electricity	Legal / Political	Costs	Direct	1-5 years	Highly likely	Low
Reporting obligations	Increased human resource and consulting costs to respond to third parties (DJSI, CMF, etc.)	Legal / Political	Costs	Direct	1-5 years	Highly likely	Low

Risk Management

Transition Risks							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Replacement of existing products/ services	Cost of early replacement of implemented technologies	Technology	Costs	Direct	> 5 years	Highly likely	Low
Failed investment in new technology	Cost of R&D&I to innovate new processes and technologies	Technology	Costs	Direct	> 5 years	Highly likely	Low
Increased costs of raw materials	Increase in the cost of electricity, fuels, and raw materials	Market	Costs	Indirect - supply chain	1-5 years	Highly likely	Low
Legal non-compliance (exposure to litigation)	Non-compliance with new environmental regulations and/ or litigation related to GHG emissions	Legal / Political	Costs	Indirect - supply chain	1-5 years	Medium	Medium
Product and service obligation	Legal requirement to introduce certain products/ services or withdraw some current products/ services	Legal / Political	Costs	Indirect - supply chain	1-5 years	Medium	Low

Opportunities							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Access to new assets and locations that need insurance	Increased diversification of financial assets (green bonds, insurance)	Market	Assets	Direct	1-5 years	Likely	High
Efficient buildings	Reduced operating costs (energy, water, others) and improved internal reputation among employees (lower turnover)	Eco-efficiency	Costs	Direct	1-5 years	Likely	Medium-low

Opportunities							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Developing/ expanding low-carbon products	Meeting the emerging demand for climate-conscious products	Products and services	Revenue	Direct	1-5 years	Likely	Medium-high
Developing/ expanding insurance and climate adaptation solutions	Meeting emerging demand for products to mitigate emissions and adapt to climate change	Products and services	Revenue	Direct	< 1 year	Highly likely	Medium-high
Access to new markets	Increased revenues in new markets (partnership with government, others); increased diversification of financial assets (green bonds)	Market	Revenue	Direct	1-5 years	Likely	Medium-high
Participation in the carbon market	Reputational benefits and increase in available capital	Energy	Access to financing	Direct	1-5 years	Medium	Medium
Develop/expand other products through R&D&I	Improved preparedness and competitiveness in the face of changing consumer preferences	Products and services	Revenue	Direct	1-5 years	Medium	Medium-high
Renewable energies and energy efficiency	Ensuring operational continuity in spite of energy shortages (fossil fuel removal, hydroelectric power plants)	Resiliency	Assets	Direct	> 5 years	Likely	Medium-high
Substitution and reduction of inputs used in operations	Ensuring operational continuity in the face of legal limitations on inputs used	Resiliency	Assets	Direct	> 5 years	Likely	Medium-high

Risk Management

Opportunities							
Risk	Description	Activity / Process	Main Impact	Direct / Indirect	Timeframe	Likelihood	Magnitude
Waste recycling	Reduced operating costs and improved internal/ external management	Eco-efficiency	Cost	Direct	1-5 years	Highly likely	Medium-low
Low-emission and/or self-generated energy	Cost reduction (future increase in carbon price) and improved reputation	Energy	Cost	Direct	1-5 years	Likely	Medium
Leveraging public sector incentives in the transition to a low-carbon economy	Seize opportunities and access financing	Market	Access to financing	Direct	1-5 years	Highly likely	Medium-high
Use of new technologies	Use of new technologies	Energy	Cost	Direct	>5 years	Highly likely	Low
Efficient transportation	Reduced costs and improved reputation	Eco-efficiency	Cost	Direct	1-5 years	Likely	Low

CMF
3.6.viii


CO
2

Information Disclosure Programs and Ongoing Training

One of the bank's main objectives is to create and maintain a risk culture that permeates all areas of the corporation, which is a fundamental pillar for the effective implementation of the Risk Management and Control Model. This culture is reflected in each of the bank's processes and methodologies, which themselves constitute tools for promoting the importance and responsibility of each employee with respect to adequate risk management.

The bank disseminates a risk culture through ongoing education of its employees using a wide range of modalities such as trainings, courses, visits to branches, codes of conduct, and the implementation of risk management methodologies. All divisions participate in these activities, each contributing its knowledge and experience and promoting the comprehensive growth of company teams.

The annual training process is developed through the use of different tools and communication methods. It covers financial, regulatory, operational, technological, and cybersecurity risks, among others, with different levels of specialization for all employees. The mandatory training activities for all employees address topics related to the various risks.

The Corporate Risk Division manages risk knowledge on an ongoing basis. Through the Global Control Department, it plans operational

risk culture programs designed to raise awareness and train bank employees on risk identification, control effectiveness, and how to identify events as part of their normal operating activities.

Similarly, the Training and Education Area is responsible for business continuity efforts, including the development and implementation of processes and instances that use a range of learning methodologies to strengthen and empower employees in this area.

The Cybersecurity Division promotes a culture of technological risk throughout the organization where each employee understands his or her role in protecting the company's information and systems. The bank encourages interdepartmental collaboration to ensure a coordinated and effective response to any technological threat. The bank maintains this technological risk culture through an ongoing awareness program designed to educate employees about the various threats that exist in the digital environment. This program includes regular training sessions, interactive workshops, and information campaigns that are updated regularly to reflect the latest technology trends and threats. Key elements include the creation of information sheets, infographics, and audiovisual capsules, as well as courses, lectures, evaluations, and ethical phishing exercises disseminated using various internal communication channels and the corporate training platform.

The bank also has a threat intelligence program that contributes to situational awareness of the risks to which people and industries are exposed and provides specific and relevant information for the financial sector, supporting decision-making at the strategic, tactical, and operational levels. This information is shared through weekly, monthly, quarterly, and annual reports, ensuring that the various teams are aware of the latest threats and best practices for mitigating them. The bank strengthens its information security and cybersecurity risk culture using all these approaches.



Crime Prevention Model

During 2024, Banco de Chile's Crime Prevention Model was adjusted to meet new regulatory requirements brought about by the Financial Crimes Law. Banco de Chile and its subsidiaries modified their Crime Prevention Model, which is dynamic and is continually adjusted to new legal requirements and to the evolution of the corporation as part of the relevant crime prevention activities. The process of introducing the latest update was challenging because it required incorporating a large number of new crimes established under the Financial Crimes Law that could apply to the institution based on its industry and an assessment of relevant risks and controls.

CMF
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8.5

Per Law No. 20.393 on the Criminal Liability of Legal Entities, the following elements of the model were reviewed and analyzed during this period:

- Designation of a Crime Prevention Officer and/or of the staff necessary based on the size of the organization;
- Identification of bank activities or processes that involve a higher risk of criminal conduct, taking into consideration the new catalog of crimes and verifying which may be applicable;

- Establishment of protocols and procedures to prevent and detect criminal conduct in the context of the company's activities;
- Development of a new risk matrix containing necessary and sufficient information to identify the inherent risk to which the organization is exposed due to new risks linked to the base crimes of the Financial Crimes Act; which control is designed to mitigate the risk associated with the commission of any of the crimes and a qualitative determination of the levels of risks exposed; and the effectiveness of the mitigating control;
- Periodic review of the Crime Prevention Model by independent third parties;
- Training and practical education, allowing the organization to become aware of and sensitized to the model and the new regulations;
- Strengthening of related complaint channels.

CMF 3.6.xiii

In regard to this last element, and by virtue of the updating of the bank's Prevention Model, complaint channels have been implemented so that personnel, shareholders, customers, suppliers, and/or third parties outside the bank may report any irregularities or illegal acts in case bank employees engage conduct that may constitute any of the crimes under the Law on the Criminal Liability of Legal Entities as amended by Law No. 21.595 on Financial Crimes, and which are applicable to the bank in the context of its activities. These channels have been published on the bank's website and included in various training activities and in informational materials.

Furthermore, in order to prevent potential cases of corruption related to the contracting of services and products, Banco de Chile has included specific clauses in contracts with suppliers and service providers related to Law 20.393, which are agreed on a case-by-case basis with the counterpart. Those clauses have been strengthened by the changes made to that law. Likewise, the bank has intensified its review and analysis of suppliers to include a due diligence with service providers that manage the bank's matters before third parties–with or without representation–that pose a higher risk in accordance with the precepts of the Law on the Criminal Liability of Legal Entities.

In addition, Banco de Chile's board approved a Policy on the Prevention of Practices against Probity, which covers employees of the bank and its subsidiaries and those duly authorized to represent the aforementioned entities or manage certain matters on their behalf before third parties. In regard to relationships with suppliers, in accordance with the aforementioned policy, the Administration Department must establish control mechanisms in order to verify whether a public or international official directly or indirectly owns more than 10% of or controls suppliers that have entered into a purchase agreement and/or service contract with Banco de Chile, or is the Chief Executive Officer, attorney-in-fact with broad management powers or a director of the supplier. If so, the relationship is subject to additional approvals by the Global Compliance Division.



4

STRATEGY AND BUSINESS MODEL

Competitive Environment and Business Trends

Competitive Environment

Chile's financial system is composed of several industries, among them the banking, pension fund, insurance, and mutual fund industries. The banking industry is the largest, with assets representing more than 80% of GDP. It is comprised of 17 banks, 16 of which are private, plus the state-owned bank Banco Estado.

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The banking industry is characterized by significant and growing competition in all of the market segments in which Banco de Chile operates. As a universal commercial bank offering an array of services to all types of businesses and individuals, the organization faces a wide variety of competitors ranging from large private sector commercial banks to more specialized entities such as niche banks. In addition to competitors within the industry, there are non-bank leasing companies, crowdfunding, factoring, automotive finance companies, fund managers, and insurance companies. This progressive increase in the levels of competition has coincided with the consolidation of the industry, mainly through mergers and acquisitions that have given rise to larger scale banking entities that participate in all our markets and segments.

In this context, in recent years other non-traditional providers of financial services have emerged, such as e-commerce, local and foreign fintechs, telecommunications companies, as well as internet and cell phone providers, and more recently some marketplaces that can generate and provide offers in the form of temporary financing directly to their customers or suppliers, for whom this poses a challenge. In the retail segment, Banco de Chile competes with Chilean private-sector banks and with Banco Estado. The strongest private-sector competitors in this market are Banco Santander Chile, Scotiabank Chile, and BCI. They have developed diversified business strategies focused on both small- and medium-sized companies and on the low- to middle-income segment of the Chilean population. In the wholesale market, our strongest competitors are Banco Santander Chile, BCI, Itaú, and Scotiabank Chile.

In addition, our most important competitors in the high-income segment are Banco Santander Chile and Banco Bice. Like Banco de Chile, these banks use specialized business models that provide wealth management and traditional banking services.

Additionally, the subsidiaries compete with companies that offer non-bank financial services for higher-income individuals and for the large companies and corporate segment, such as LarrainVial, BTG Pactual, Moneda Patria Investments, and CrediCorp Capital, whose main businesses are securities brokerage, financial advisory and wealth management services. Other commercial entities also compete in these specialized financial services markets, but are less focused on these businesses.

Business Trends

Banco de Chile's strategy is continuously adapted to the evolution of its business environment. The following main elements and trends characterize this environment today:

Global Context:

- Normalization of inflation and interest rates.
- Climate change.
- Wars and geopolitical reordering.

Regulation and Supervision

Local Context

- Economic downturn and low investment levels.
- Deterioration of public safety.
- Political, legal, and institutional uncertainty.
- Fragmentation of the political system.
- Health, pension, and tax reforms.
- Strengthening consumer rights (data protection).

Banking Industry

- Emergence of new technological capabilities (AI, Cloud, Cyber).
- Regulatory pressure and increasing capital requirements.
- Heightened competition and broadening of the competitive perimeter (Open Banking, Fintech).
- Sustainability and climate change.
- Updating of the business model, talent management, and IT strategies to adapt to the new environment.
- More demanding consumers.
- Optimization of the in-person service network and positioning of digital channels as the main means of interaction with customers.
- Optimization of the expense base to mitigate increased competition and regulatory changes.


Banco de Chile

Chilean banks are mainly regulated by the General Banking Law and, secondarily and to the extent that they are not inconsistent with that law, by the provisions of the Corporations Law governing publicly traded companies except for certain provisions that are expressly excluded. The main regulatory authorities for financial institutions in Chile are the Financial Market Commission (CMF) and the Chilean Central Bank.

Financial Market Commission (CMF)

The CMF is responsible for regulating, supervising, and sanctioning the operation, stability, and development of the Chilean financial market, facilitating the participation of market agents and maintaining public confidence. In order to achieve this goal, the CMF must have a global and systemic vision that will safeguard the interests of investors and insured agents.

In regard to the specific powers of the CMF over banking regulations, the entity authorizes the creation of new banks and has broad powers to interpret and enforce the legal and regulatory provisions applicable to banks and financial institutions. The CMF is also authorized to impose sanctions in cases of non-compliance with legal and regulatory provisions. In exceptional cases, it may appoint an interim administrator for banks with the prior approval of the Central Bank Council. It is also responsible for approving amendments to banks' bylaws.

CMF 6.2.viii

The financial statements of each bank as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. In addition, the CMF requires banks to include in the financial statements as of June 30 of each year, a review report of the interim financial information in accordance with generally accepted auditing standards in Chile.

In addition, banks are required to periodically provide the CMF exhaustive information on their operations through specialized reports related to risk matters, products, debtors, transactions, and distribution channels, among others.

Chilean Central Bank

The Chilean Central Bank is an autonomous agency with constitutional rank. It is subject to its Constitutional Organic Law and the current Chilean Constitution. The entity is directed and managed by a board composed of five members appointed by the President of the Republic of Chile and confirmed by the Senate.

The legal purpose of the Chilean Central Bank is to ensure currency stability (i.e. keeping inflation low and stable over time). It must also promote the stability and efficacy of the financial system, working to ensure normal functioning of internal and external payments. In addition, it regulates the amount of money and
CMF credit in circulation, executes international exchange operations,
6.1.iii and issues monetary, credit, financial, and international exchange
6.1.iv regulations.

Securities and Exchange Commission (SEC)

Given that a certain number of Banco de Chile's shares have been publicly offered on the New York Stock Exchange through American Depositary Receipts (ADRs) since January 1, 2002, the bank is subject to certain regulation and supervision by the U.S. Securities and Exchange Commission (SEC) applicable to foreign issuers.

Among other obligations, we are required to file a 20F report with the SEC, including audited financial statements as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board.

Economic Outlook

Available information indicates that Chile's economic activity expanded at around 2.5% during 2024 after a weak expansion of 0.2% in 2023. This increase was due to the recovery of household consumption, higher government consumption, and a positive contribution from the external sector. Investment, on the other hand, contracted for the second consecutive year due to business and economic dynamics, which have had a negative impact on investor expectations. This came in addition to the financial deterioration experienced by real estate and construction companies.

In terms of prices, the Consumer Price Index (CPI) reached an annual variation of 4.5% at the end of December 2024, which is higher than the 3.9% recorded in 2023. The persistence of inflation above the Central Bank's target range is due to price increases in volatile components such as energy and food.

In this context, the Central Bank continued to gradually withdraw monetary stimulus, reducing the monetary policy rate by 325 bps from 8.25% (December 2023) to 5.0% (December 2024).

For its part, the unemployment rate stood at 8.1% in December 2024, a decrease of 40 bps compared to the 8.5% reported in the same period of 2023. This change was mainly due to 0.5% annual growth in the labor force and a 0.9% annual increase in employment.



2024 Chilean Banking System Performance

In fiscal year 2024, the industry's total loan portfolio posted nominal annual growth of 4.0%, excluding foreign subsidiaries, which translates into a decrease in real terms of 0.4%. This variation is mainly due to the performance of the commercial portfolio, which contracted by 1.9% in real annual terms, mainly because of the drop in private investment and weak economic activity. In addition, the real estate and construction sectors are in a delicate situation. Tax benefits for residential construction have ended, deadlines for large projects have been extended, there is the uncertainty regarding the reforms proposed by the Executive Branch, and the country has seen a decrease in household consumption and higher-than-expected interest rates.


Banco de Chile

The consumer loan portfolio posted a slight increase of 0.2% in real terms due to both supply and demand factors. These include the moderation of household consumption, the increase in delinquency, and the dynamics of the labor market. In addition, housing loans grew by 1.7% in real terms, lower than previous years and mainly as a result of persistently high interest rates.

The GDP is expected to expand by 2.0% in 2025, in line with the economy's potential growth capacity. That expansion is expected to be a result of several trends, including: (i) exports will probably continue to contribute positively to expansion given the combination of copper prices remaining high, a weak exchange rate, and faster growth in the main trading partners; and (ii) a slight recovery in private investment (gross fixed capital formation), particularly in the machinery and equipment component given that the construction sector will probably remain moderately dynamic. In addition, total consumption is expected to expand in line with the progress made by the overall economy.

In Banco de Chile's baseline scenario, inflation will remain above the Central Bank's target range in 2025 at around 3.8% through December 2025 due to the positive impact of factors such as the increase in electricity rates, the delayed effects of the depreciation of the Chilean peso, and the adjustment of the prices of several inflation-indexed services.

With respect to liabilities, demand deposits (excluding foreign subsidiaries) posted nominal growth of 6.6% in 2024, which is equivalent to growth of 2.1% in real terms. Time deposits grew by 0.9% in real terms, losing attractiveness for customers as the Central Bank lowered the MPR. In terms of long-term funding, issued debt (including regulatory capital) grew by 6.6% nominal, mainly driven by the end of the Credit Facility Conditional on Increased Lending (FCIC) program and the strengthening of the capital base in the face of higher requirements for some banks.

In terms of earnings, the industry achieved net income of Ch$5,047 billion for 2024, an increase of 10.5% in annual terms. This variation is due to higher operating income and lower credit loss expense attributable in part to the release of additional provisions by some entities. These effects were offset by higher operating expenses due to the effect of inflation and higher taxes, mainly due to the greater profits achieved by the industry.

Strategy at Banco de Chile

We have a three-dimensional strategy: Customer-Centricity; Efficiency and Productivity; and Sustainability and Commitment to Chile. With these strategic priorities, Banco de Chile builds its purpose of contributing to the development of the country, people, and companies every day.

Resources

FINANCIAL
- Sustained profitability leadership
- Robust capital base and demand deposits
- Solid risk rating

HUMAN AND CULTURAL
- Ability to attract and develop talent
- Collaborative work culture
- Leader in risk management

ORGANIZATIONAL
- Brand value
- Sound corporate governance
- Digital banking leader
- Global presence through strategic partnership with Citigroup

SOCIAL
- Outstanding corporation reputation
- Solid supplier relationships
- Broad customer base
- Longstanding relationships with investors
- Recognized promoter of inclusion and entrepreneurship

Strategy

1 We are inspired by our purpose and guided by a vocation for our customers, a commitment to Chile, and productivity.

2 We adapt to change through our strategic plan, which guides our efforts to sustain our leadership.

3 We are constantly building a distinctive culture over time, characterized by collaboration, leadership, and team spirit.

INTEGRITY
COMMITMENT
RESPECT
LOYALTY
PRUDENCE
RESPONSIBILITY
FAIRNESS

Strategic Plan
Strategic Priorities
Purpose
Why
How
What

RISKS AND ECOSYSTEM

SOCIO-CULTURAL | REGULATORY | TECHNOLOGICAL


Drive technological evolution
Increase efficiency and productivity
Accelerate digital solutions
Strengthen commercial activity
Develop skills and talent
Manage sustainability and committed to Chile
With efficiency and productivity
With customer-centric decision making
With collaboration
Committed to sustainability and Chile
Contributing to the development of Chile, its people, and companies
RISKS AND ECOSYSTEM
ECONOMIC
ENVIRONMENTAL
COMPETITION

Value Created

CUSTOMERS

- **2.7 million** active customers
- **Leader in customer satisfaction** among peer banks
- **1.5 million** checking accounts
- **1.7 million** FAN account holders
- **1.2 million** debt holders

SHAREHOLDERS

- **Ch$867 bn** in dividends distributed in 2024
- **ROAC 23.1%**
- Free float **45.8%**
- **Listed on the NYSE and local stock exchanges**

EMPLOYEES

- **1st in attracting and recruiting** talent in the financial industry
- Focus on **training and relationship building**
- Adaptation to **new ways of working**
- **Cultural and strategic identity**

COMMUNITY

- **Ch$7,176 mn** in social investment
- **Education for Chile** program
- **46 years** of support for the Teletón
- Emergency response and **volunteering**

SUPPLIERS

- Leader in timely **payment**
- **Commitment** to Chilean companies
- Administration and **Selection** Policy

Strategy at Banco de Chile

Stakeholders

Banco de Chile's stakeholders include our customers, shareholders, employees, community, and suppliers:

CMF
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CUSTOMERS

Customers are the reason for the bank's existence and the focus of all its decisions.

SHAREHOLDERS

Shareholders share the bank's purpose, trusting in its project and contributing financial resources to the operation.

EMPLOYEES

Employees are the corporation's distinctive asset. Their commitment, dedication, and excellence allow it to honor its purpose every day.

COMMUNITY

We believe that our success is connected to the sustainable development of Chile and the community in general.

SUPPLIERS

Our suppliers enable us to operate and are part of the bank's value chain.

The bank sets different objectives and communication mechanisms for each stakeholder group. These are managed by each corresponding area in order to foster a relationship of mutual and sustainable value creation in the long term.

Stakeholder	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
CUSTOMERS	› Offer excellent, integrated services with personalized, agile, and proactive customer service in order to build long-term, trust-based relationships. › Use service channels that are available at all times to keep customers informed in a timely, appropriate manner. › Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	www.bancochile.cl Branches Telephone banking service 600 637 37 37 Mobile applications	Ongoing
		Newsletter Sustainability mass mailing	Monthly
		Social Media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards Tik Tok: @fanaticosdelchile	Ongoing
SHAREHOLDERS	› Be the best long-term investment option by maintaining a leading position and sustainable returns. › Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	Annual general shareholders' meeting Annual Report and 20-F Report Financial reporting Investor Relations: ir@bancochile.cl Webcasts Website	Annual Annual Monthly Quarterly Quarterly Quarterly Ongoing
EMPLOYEES	› Offer merit-based development opportunities while providing competitive compensation and economic benefits. › Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	Intranet Emails *Soy Del Chile* app on Microsoft Teams Competency Assessment Counseling Program (*Programa Orienta*) My Health Program (*Programa Mi Salud*) Quality of Life Program Active Chile Program Point Bank Team meetings More Connected platform Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
COMMUNITY	› Promote financial education and wellbeing. › Strengthen and promote inclusion and respect for diversity for a more equitable society with greater opportunities. › Manage the business in an environmentally respectful manner. › Respond to requests from the media. › Support SMEs and entrepreneurs' efforts to develop their businesses.	Contact: sostenibilidad@bancochile.cl www.bancochile.cl prensa@bancochile.cl www.bancochile.cl/saladeprensa Social Media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards Tik Tok: @fanaticosdelchile	Ongoing
SUPPLIERS	› Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect, and objectivity. › Streamline and increase the effectiveness of processes for supplying goods and services. › Ensure that services are hired and goods are acquired under market conditions.	Contact: proveedores@bancochile.cl denunciasley20393@bancochile.cl ARIBA Platform	Ongoing

CMF

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Strategy at Banco de Chile

Partnerships and Memberships

TRADE, INSTITUTIONAL, AND OTHER ORGANIZATIONS

- Chilean Chamber of Construction (CChC)
- Acción Empresa Foundation
- Association of Banks and Financial Institutions (ABIF)
- Universidad Andrés Bello (Global Compact Chile)
- Pontificia Universidad Católica de Chile
- Social Union of Christian Business Owners, Entrepreneurs and Executives (USEC)
- Chilean Institute for Rational Business Management (ICARE)
- Libertad y Desarrollo Foundation (LyD)
- Paz Ciudadana Foundation
- Center for Public Research (CEP)
- Archbishopric of Santiago

CMF
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6.3

CONTRIBUTIONS TO FOUNDATIONS

- Mater Renal Aid Corporation for Children with Kidney Disease
- Hogar de Cristo Foundation
- Las Rosas Foundation
- José Manuel Trivelli Street Work Foundation
- DEBRA Chile, Niños de Cristal Foundation
- Ronald McDonald Children's Foundation
- Desafío Levantemos Chile Foundation
- Astoreca Foundation
- Teletón Foundation
- Chile without Cancer Foundation
- Tu Vejez con Dignidad y Cariño Foundation
- Chilean Maritime Heritage Foundation
- ABC Sports Club
- Refugio de Cristo
- Almirante Carlos Condell Foundation
- Foundation for Comprehensive Development of People with Down Syndrome
- Mi Casa Foundation
- Congregación Hermanas Hospitalarias del Sacratísimo Corazón de Jesús
- 3xi Foundation

BI-NATIONAL CHAMBERS OF COMMERCE

- American-Chilean Chamber of Commerce (AMCHAM CHILE)
- Chilean-German Chamber of Commerce and Industry (CAMCHAL)
- Chilean-Chinese Chamber of Commerce, Industry, and Tourism (CHICIT)

REGIONAL ORGANIZATIONS

- Industrial Association of the Fifth Region
- Santiago Chamber of Commerce (CCS)
- Valparaiso Regional Chamber of Commerce and Production
- Concepción Chamber of Production and Commerce
- Regional Chamber of Commerce, Services, and Tourism of Rancagua and O'Higgins
- Industrial Corporation for the Regional Development of Biobío (CIDERE BIOBÍO)
- Corporation for the Regionalization of the Biobío (CORBIOBÍO)
- Maule Advancement Board
- Foundation for the Development of Culture and the Arts of the Municipality of Punta Arenas

In addition, the bank adheres to several international initiatives, including:

Dow Jones Sustainability Index (DJSI); Global Reporting Initiative (GRI); International Swaps And Derivatives Association; Global Compact (United Nations Global Compact Initiative); Principles for Responsible Investment (PRI); and Sustainability Accounting Standards Board (SASB).

Strategic Priorities

Customer-Centricity

"To be the best bank for our customers"

Our customers are the primary motivation for the bank's work. They are the anchor for all our business decisions. This vocation requires offering innovative and simple value propositions, tailored to their needs throughout their lives.

Efficiency and Productivity

"Fast, Timely, Secure, and Digital"

We believe that efficiency and productivity are prerequisites for building an agile and modern bank and for achieving medium-term development of our leadership. Developing innovative, effective, automated, secure, and online processes is essential to achieving this objective.

Sustainability and Commitment to Chile

"A Valued Bank with a Solid Reputation,"

"A Bank that Supports Entrepreneurship"

We are committed to Chile's development and the progress of its people, working to improve their quality of life without compromising the wellbeing of future generations, while driving economic growth with environmental balance and equal opportunities.

Strategic Plan

The organization's strategic axes cover a wide range of initiatives and projects to achieve medium- and long-term objectives in the following six areas:

Manage sustainability and the commitment to Chile: This area covers all aspects of the Strategic Plan related to diversity, inclusion, education, and entrepreneurship, emergency response, contribution to the environment, and sustainable management. It requires communication that reinforces corporate values and culture, manages stakeholders, and builds alliances with expert foundations and public and private organizations.

Develop talent and skills: This element strives to develop cultural and behavioral changes to address new situations and approaches to employee engagement and relationships among employees. It aims to encourage cultural transformation, collective practices and individual behaviors based on the bank's values, cooperation attributes and intangible aspects.

Accelerate digital solutions: This is a core aspect that affects commercial activities and efficiency. It seeks to strengthen and improve the supply of digital products and services while optimizing processes and technological developments.

Drive technological evolution: This aspect encourages the bank's technological architecture to continuously evolve and remain modern, flexible, scalable, and in line with best market practices. It also inspires us to establish highly automated and integrated software development processes that accelerate capacity building at the service of our customers.

Increase efficiency and productivity: This area ensures that the strategic plan includes initiatives and projects that maximize operating efficiency through the continuous optimization of expenses throughout the organization. The scope of this strategic line of action also includes revenue optimization opportunities.

Strengthen commercial activity: This aspect aims to improve our value propositions to match new trends and customer expectations, in order to sustain profitable business growth. Its projects and initiatives encompass channels, platforms, service centers and commercial dynamics, and it incorporates greater technology, efficiency, automation, and simplicity into our processes.



Strategy at Banco de Chile

Business Units

Banco de Chile offers a wide range of specialized lending and financial products and services to all segments of the Chilean financial market.

Given the diversity of its customers, ranging from individuals to private banking customers and from micro-entrepreneurs to large corporations, its businesses and value propositions are segmented into four units.

Banco de Chile serves these customers through various sales channels, including face-to-face (branches), via telephone banking and using digital tools (web and mobile applications). The main brands under which it markets its products are Banco de Chile and Banco Edwards, and they have no relevant patents to disclose. In addition, certain subsidiaries use the Banchile brand.

The entity has an agreement in place that authorizes Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. to use the Banchile trademark in the names of insurance products for distribution in the bank's channels. This agreement is effective for 15 years beginning June 4, 2019. In addition, there is a license agreement for the free and non-exclusive use of certain trademarks of Citigroup Inc. in the territory of Chile. The term of that agreement is subject to the term of the Cooperation Agreement between Banco de Chile and Citigroup Inc., which is two years from January 1, 2024, renewable successively for two years subject to the agreement of the parties. In the event that the contract is not renewed for that term, it will be automatically renewed for an additional year.

There were no transactions with a customer or counterpart that exceeded 10% of the bank's total revenue for the years ended December 31, 2024 and 2023.

CMF
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6.2.i
6.2.ii
6.2.iv
6.2.v
6.2.vi
6.2.vii

Banco de Chile

RETAIL BANKING

Individuals and SMEs
- Individuals and micro-entrepreneurs
- Small and medium-sized companies with annual sales up to UF70,000

WHOLESALE BANKING

Large Companies
- Chilean companies with annual sales between UF70,000 and UF3,000,000

Corporate
- Chilean companies with annual sales over UF3,000,000

Special Business
- Real estate and construction
- Family offices

TREASURY

Treasury
- Institutional customers
- Corporate customers and large companies
- Private and preferred banking customers

SUBSIDIARIES

Banchile
- General fund management
- Stock brokerage
- Insurance brokerage
- Financial advisory services

- Acquiring and processing services
- Collection services (Socofin)

Retail Banking Area

This business unit offers financial solutions to students, workers, the self-employed and retirees, middle-income and high net worth individuals, as well as micro, small and medium-sized companies with annual sales of up to UF70,000.

The value offering is characterized by its differentiation, recognizing customer preferences for interacting with the bank, whether in person or remotely, and according to their needs for products and services, from the simplest to the most sophisticated.

This unit's financial products and services include checking accounts, demand deposit accounts, debit cards, credit cards, lines of credit, home mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, financial leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage, time deposits, savings instruments, and foreign currency services, among others, through the network of branches operating under the "Banco de Chile" and "Banco Edwards" brands.



Wholesale Banking Area

Wholesale Banking offers products and services to companies with annual sales exceeding UF70,000. These include a large portion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices, large companies and companies involved in the real estate and construction sectors.

This business unit offers a wide range of products including short- and long-term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency services, factoring services, leasing, and long-term syndicated loans, as well as investment banking services offered by the subsidiary Banchile Asesoría Financiera S.A., such as advisory services for mergers and acquisitions, and assistance in debt restructuring. It also offers cash management services, including payment services, collection services and connections to international fund transfer networks, checking account and deposit products, fund administration, treasury and investment management, derivative contracts, and insurance brokerage, among other services tailored to each customer's needs.

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Banco de Chile's Wholesale Banking Area is structured into three business units by customer segment: Large Businesses, Corporate, and the Special Business Unit.

Large Companies

This segment is comprised of products and services aimed at domestic companies with annual sales between UF70,000 and UF3,000,000. These entities are divided into three sub-segments based on the level of customer sales. The bank has teams of executives who specialize in different areas and products that guarantee proactive and comprehensive customer service. It offers

Strategy at Banco de Chile

traditional lending products and specific products such as leasing, factoring, foreign trade, and cash management services as well as checking account management, payments, and collections. Its value proposition is complemented by treasury and investment products and financial advisory services.

Corporate Segment

This unit offers products and services to domestic companies with annual billing of over UF3,000,000 with a specialized service model segmented by sector. This unit also serves multinational companies. The main subsegments are: Financial Institutions, Large Retailers, Natural Resources, Infrastructure and Public Sector, Concessions, and Multinationals. The products and services offered by the Corporate Banking Segment include checking accounts, lending products, transactional banking services such as payments and collections, financial risk coverage, representation and asset custody, investment banking products, capital markets products, exchange operations, and advisory services for initial public offerings, capital increases, sales and purchases of blocks of shares, private capital placements, public share tenders, mergers and acquisitions, company valuations, bond issuances, and syndicated loan structuring.

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Special Business Segment

Banco de Chile serves customers in the real estate and construction sectors through a highly specialized value proposition and a customer service model with executives who are experts in the field. It serves high net worth family office customers with professionalized management structures that require a value proposition with cash management products and investment services, as well as structured finance and derivative products. Account executives for traditional financial products and the Banchile Inversiones team play a very important role in their customer service model.

Treasury

Banco de Chile's Treasury manages a wide range of financial services, including foreign currency trading, forwards, interest rate swaps, repurchase agreements and investment products based on bonds, mortgage bonds and deposits.

In addition, it centrally manages currency, interest rate, and term mismatches, ensuring adequate levels of liquidity. This division also manages the investment portfolio and brokers fixed-income, foreign exchange, and derivative instruments. It manages interest rate mismatches with the aim of securing suitable and diversified sources of finance.

The Treasury is also responsible for: (i) issuing short and long-term senior bonds and long-term subordinated bonds in Chile or abroad, (ii) supervising compliance with regulatory limits that apply to deposits, technical reserves, maturities and mismatched

exchange rates, (iii) supervising compliance with margins defined by regulatory limits, and risk limits for interest rate, currency and investment mismatches. It monitors the bank's cost of funds by benchmarking it with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

Banco de Chile's subsidiaries have a value offering for current and potential customers with specialized financial products and services such as stock and currency brokerage; mutual fund and investment fund management; general and life insurance brokerage; financial advisory and investment banking; and collection services. Banco de Chile's subsidiaries operate under the Banchile brand with the exception of Socofin and B-pago.

The services and products offered by each of them are listed below:

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Banchile Administradora General de Fondos	Banchile Corredores de Bolsa	Banchile Corredores de Seguros	Banchile Citi Global Markets (Financial Advisors):	Operadora de Tarjetas B-Pago	Socofin
This entity is the country's largest fund manager, with more than US$18 billion in assets under management and a 23.6% share of the mutual fund market.	This subsidiary is the largest stock broker in Chile. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's network of branches and remote channels.	This subsidiary offers life and general insurance through a extensive distribution network and has a broad range of fully online insurance contracts. It provides a competitive offering of individual and group policies and provides advice to customers based on their needs.	This subsidiary provides investment banking services to corporate customers, which includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing, and strategic partnerships.	Incorporated in July 2024, and currently in the start-up process, this subsidiary will offer payment solutions to merchants, expanding the value proposition to current and future customers.	This subsidiary is responsible for the bank's collection and loan restructuring processes, with more than 20 years of relevant experience.

Strategy at Banco de Chile

Strategic and Sustainable Development Goals

Banco de Chile establishes medium-term objectives for each of these strategic priorities. These objectives are reviewed annually as part of its strategic planning process. It is worth mentioning that the bank bases its budgeting decisions on a period of one year (short term). It uses a three-year period (medium term) for strategic objectives and financial and capital projections. Timeframes that exceed three years (long term) are used for the bank's qualitative and structural decisions.



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Strategic Priority	Indicator		2024	Medium-term Objective	Compliance
Customer-Centricity	Net Promoter Score		76.7%	≥ 73 %	✓
Customer-Centricity	Market share[1] in businesses	Commercial loans	Top 2	Top 1	–
Customer-Centricity	Market share[1] in businesses	Consumer loans	Top 2	Top 1	–
Customer-Centricity	Market share[1] in businesses	Demand deposits	Top 1	Top 1	✓
Efficiency and Productivity	Efficiency Indicator		37.1%	≤ 42%	✓
Sustainability and Commitment to Chile	Return on Average Capital and Reserves[1]		Top 1	Top 1	✓
Sustainability and Commitment to Chile	Corporate Reputation[2]		Top 2	Top 3	✓

(1) Among our main competitors. Demand deposits in local currency. Market share excludes foreign subsidiaries.
(2) Based on the 2024 Merco Ranking.

The business strategy and strategic objectives are complemented by the bank's Sustainability Strategy and Policy, both of which are managed by the Corporate Affairs and Sustainable Development Department of the People and Organization Division. The respective policies are implemented throughout the bank through the Sustainability Committee. This body meets quarterly, is chaired by the Chief Executive Officer, and is composed of members representing different areas of the entity. Its objective is to analyze and propose sustainability challenges and requirements in business strategies based on actions in the environmental, social, and corporate governance areas as part of our ongoing search for new ways of generating value and co-constructing a more inclusive society with more opportunities for all in line with the United Nations (UN) Sustainable Development Goals (SDGs).

The bank's Sustainability Policy comprises the Environmental Sustainability Policy; the Inclusion, Non-Discrimination, and Respect for Diversity Policy; the Social and Charitable Donations Policy; and the General Principles of Corporate Governance.

Sustainability Strategy Objectives and Actions

In the current context, the SDGs have become a fundamental framework to guide organizations in promoting responsible and sustainable practices. These goals not only seek to address global challenges such as poverty, climate change, and gender equality, but also provide a clear roadmap for companies to integrate sustainability into their strategies and operations.

From a business perspective, the adoption of the SDGs is essential to ensure the long-term sustainability of the business. Implementing sustainable practices not only enhances corporate reputation, but also increases operational efficiency, reduces costs, and opens up new market opportunities.

The integration of the SDGs into strategic planning and daily operations contributes significantly to the development of sustainable finance. Banks play a crucial role in channeling resources to projects and companies that promote sustainable development. Through the creation of innovative financial products such as green bonds and investment funds, financial institutions can support projects that have a positive impact on society and the environment.

Likewise, the commitment to the SDGs strengthens relationships with customers and investors, who increasingly value transparent and sustainably managed financial institutions.

All in all, integrating the SDGs into corporate strategy ensures the long-term viability and success of organizations.

The following is a description of the SDGs to which Banco de Chile adheres and their respective actions and initiatives.

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Sustainable Development Goal	Objective	Banco de Chile Sustainability Strategy Action
1. No Poverty	Reduce poverty levels, promoting tools to foster social mobility.	The Education for Chile Program provides tools for promoting financial education, improving job opportunities and encouraging participation. In addition, competitive grants are available for employees to develop projects that improve the quality of life of communities, promoting education, inclusion, and environmental care.
3. Good Health and Well-being	Ensure a healthy life and promote wellbeing for everyone at all ages.	Annual campaign developed by Banco Edwards, part of Corporación Banco de Chile, to promote self-care and early detection of breast cancer. The bank also has a program aimed at female employees which provides full reimbursements for any services that a woman's health coverage has not covered. Employees may receive said services at the location of their choice.
4. Quality Education	Ensure inclusive, equitable, quality education and promote opportunities for lifelong learning for all.	The Education for Chile Program supports education through various initiatives aimed at students, women, people with disabilities, senior citizens, entrepreneurs, and migrants. The initiative also benefits Banco de Chile employees, among other stakeholders. The strategic priorities of this program are financial education, creating more and better employability opportunities, and providing experiences that inspire people to continue learning.

Strategy at Banco de Chile

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Sustainable Development Goal	Objective	Banco de Chile Sustainability Strategy Action
5. Gender Equality	Achieve gender equality and empower all women and girls.	The Women who Inspire Program makes visible and empowers the role of female micro entrepreneurs and leaders of social organizations through a wide range of initiatives that include training, mentoring, and support from employee volunteers in addition to an economic contribution.
6. Clean Water and Sanitation	Promote the protection and restoration of water-related ecosystems, including forests, mountains, wetlands forests, mountains, wetlands, rivers, aquifers, and lakes.	As part of the Blue Commitment for Chile Program, the Blue Crew, which is comprised of Banco de Chile's employee volunteers, cleans beaches, rivers, and wetlands throughout the country together with the organization Parley for the Oceans.
7. Affordable and Clean Energy	Ensure access to clean, safe, renewable, sustainable, and modern energy.	The bank has used renewable energies since 2022. The corporation has signed Power Purchase Agreements (PPA) that guarantee the purchase of clean energy backed by Renewable Energy Certificates (I-RECs). Banco de Chile offers products through its Blue Commitment for Chile Program, a group of initiatives that has allowed it to take effective measures to reduce its carbon footprint, develop sustainable finance, and make a positive contribution to people, the community, and the environment.
8. Decent Work and Economic Growth	Promote sustained, inclusive, and sustainable economic growth, full and productive employment and decent work for all.	Through the Education for Chile Program, the institution grants scholarships for people to build their skills and improve their employability. This is funded through training tax credits and implemented in partnership with expert institutions. In addition, it promotes the inclusion of people with disabilities through inclusive internship programs and ongoing support for the Teletón Foundation.
9. Industry, Innovation, and Infrastructure	Promote access to financial services for small businesses and foster inclusive and sustainable industrialization.	Through the Count on Banco de Chile initiative, financial education talks were given to more than 500 entrepreneurs and SMEs in 2024 to promote the appropriate use of financial products, savings, and responsible indebtedness. In addition, we establish partnerships and offer sustainable products through the Blue Commitment for Chile Program.
10. Reduced Inequalities	Reduce inequality within and among countries.	The bank's efforts in this area include initiatives like Labor Inclusion of People with Disabilities, Education for Chile, and Women Who Inspire and strategic alliances with the Teletón Foundation and Desafío Levantemos Chile Foundation, CDI Chile, Coding Dojo, and Generation Chile, among other organizations.
11. Sustainable Cities and Communities	Make cities and human settlements inclusive, safe, resilient and sustainable.	Through the "Meaningful Christmas" competitive grants, sustainable projects are promoted to benefit communities throughout the country, impacting people with disabilities, the elderly, and at-risk children and adolescents. Additionally, the bank provides emergency assistance to communities facing natural disasters through volunteers and a partnership with Desafío Levantemos Chile. The Routes for Chile program promotes tourism and local development.

Sustainable Development Goal	Objective	Banco de Chile Sustainability Strategy Action
12. Responsible Consumption and Production	Promote sustainable and efficient resource management.	Banco de Chile has a national corporate recycling program in conjunction with Kyklos that seeks to reduce the amount of waste going to landfills. For the second consecutive year, Banco de Chile created projects to recycle out-of-use debit and credit cards, turning them into furniture to be delivered to different organizations.
13. Climate Action	Take urgent action to combat climate change and its impacts.	Through the Blue Commitment for Chile Program, the entity develops corporate volunteer initiatives designed to contribute to and raise awareness of environmental stewardship. Also, as part of the initiatives to make Banco de Chile's recreational facility more sustainable, several actions were designed and executed, such as a high-density forest plantation based on the Miyawaky model to create an effective natural acoustic and visual barrier. It also preserves the local ecosystem and strengthens the contribution to environmental stewardship by integrating ecological solutions.
17. Partnerships for the Goals	Strengthen implementation methods and revitalize the global partnership for sustainable development.	Through its partnerships with different social organizations and public and private agencies, Banco de Chile strengthens the impact of community engagement programs in order to reach more people with the appropriate actions, efficiently using available resources.

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Strategy at Banco de Chile

Investment Plans

The 2025 investment plan totals approximately Ch$96,596 million. Technology accounts for 79.4% of that amount and physical infrastructure projects for the remaining 20.6%. This plan is in line with our medium-term strategic priorities regarding our quest to steadily improve efficiency and customer service. These capital expenditures will mainly be financed with cash on hand and long-term debt.



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Properties and Facilities

The bank owns the building located at Ahumada 251 in Santiago, Chile, which covers approximately 77,517 square meters and serves as the headquarters for the bank and its subsidiaries. In addition, it owns both office space and four additional buildings, where most of its executive offices are located. These owned facilities have a total surface area of 46,335 square meters.

As of December 31, 2024, Banco de Chile owned the properties where 137 of its branches are located, totaling 104,674 square meters of office space. As of the same date, the bank had leased office space for 89 of its branches, with an area of approximately 34,661 square meters.

As of December 31, 2024, it owned 133,425 square meters of primarily recreational facilities in Chile, which it uses to help its employees maintain a healthy work-life balance and for engagement activities.

Due to the nature of its activities, Banco de Chile does not have concession areas and/or land where natural resources are extracted.

Presence



Arica and Parinacota Region	**1** / 24
Tarapacá Region	**2** / 49
Antofagasta Region	**7** / 59
Atacama Region	**3** / 36
Coquimbo Region	**7** / 84
Valparaíso Region	**27** / 242
Metropolitan Region of Santiago	**111** / 793
Libertador Gral. B. O'Higgins Region	**9** / 111
Maule Region	**11** / 116
Ñuble Region	**3** / 42
Bío Bío Region	**15** / 154
Araucanía Region	**11** / 97
Los Ríos Region	**3** / 47
Los Lagos Region	**10** / 97
Aysén del Gral. C. Ibáñez del Campo Region	**2** / 9
Magallanes and the Chilean Antarctic Region	**4** / 22

226 / Branches
1,982 / Conventional and smart ATMs

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Sustainable Finance

The Environmental Sustainability Policy, which is aligned with the Sustainability Policy, establishes the criteria and priorities for the bank's environmental management. These are managed by the Corporate Affairs and Sustainable Development Department of the People and Organization Division and are applied throughout the bank through the Sustainability Committee, which meets quarterly and is chaired by the CEO, together with members representing various key areas of the bank. This committee receives management proposals and approves their implementation.

In turn, the Sustainability Policy defines the framework for the strategy and management of Environmental, Social, and Governance (ESG) criteria, providing the guiding principles for decisions in all matters related to sustainability.

Sustainable Financing Framework

In 2022, Banco de Chile decided to establish a Sustainable Financing Framework as part of its Sustainability Strategy, through which it reaffirms its sustained commitment to Chile and its purpose of contributing to the development of the country and its people and businesses.

This Framework is aligned with the International Capital Markets Association (ICMA) 2021 Sustainable Bond Guidelines, the 2021 Green Bond Principles (GBP), the 2021 Social Bond Principles (SBP), as well as the Loan Market Association (LMA) 2021 Green Lending Principles and 2021 Social Lending Principles.

This document defines eligibility criteria in eight areas: financing for micro, small and medium-sized enterprises and companies led by women; financial education; basic infrastructure; social housing; energy efficiency; renewable energy; sustainable buildings; and clean transportation. Likewise, investments in eligible areas must be intended to produce positive social or environmental impacts and promote the SDGs.

Sustainable Bonds

No new sustainable bonds were issued during 2024. However, two social bonds that Banco de Chile issued abroad in 2023 for a total of US$85 million remain outstanding. The bonds were placed in Mexico and Japan in local currency equivalent to US$40 million and US$45 million, respectively, and mature in July 2027 and June 2025, in each case.

The resources raised through both issuances have been allocated to initiatives to promote the country's sustainable development and inclusive economic growth, specifically to finance women-led enterprises in line with the SDGs and Global Compact Chile, principles to which Banco de Chile adheres.

In 2024, the consulting firm KPMG conducted a process to verify that the Bond Allocation Report sustainability criteria for both bonds complied with the Sustainable Bond principles of the International Capital Market Association (ICMA) and the Sustainable Financing Framework of Banco de Chile (the Framework), published in 2022. The study concludes that the bank is in compliance with international principles and other internally defined standards.

Integrating ESG Risk Measurement

The Corporate Risk Division is responsible for identifying and managing the corporation's main risks, optimizing the risk-return ratio, ensuring operational continuity, and fostering a robust corporate culture in this area. Its responsibilities also include integrating ESG risks into the business strategy. This work is based on the credit policies of the respective business segments, especially financing requests that have greater exposure to environmental and/or social risks in accordance with Banco de Chile's Sustainability Policy. Background information including ESG ratings and information provided by the customer is gathered to evaluate these risks.

We also use a questionnaire that provides useful information for project analysis while ensuring the sustainability and corporate reputation of the organization.

In line with the above, during 2024 the bank made progress on estimating its financed carbon footprint (Scope 3) and designed guidelines to comprehensively address the aspects in General Rule (NCG) Number 30 as amended by NCGs 461 and 519 of the Financial Market Commission (CMF). This standard requires constituents, among other things, to adopt SASB standards for reporting metrics associated with sustainability.

Sustainable Finance Council

During 2024, Banco de Chile formed the Sustainable Finance Council. This body's first objective was to develop a proposal for a Sustainable Financial Product and Service Classification Framework.

The council is composed of 57 employees from different divisions, including Corporate Risk; Marketing, Technology, and Digital; Legal Affairs; Commercial; Financial Reporting, Control and Productivity; and People and Organization.

Sustainable Products

Banco de Chile's Blue Commitment for Chile allows us to offer customers benefits such as discounts on the purchase of electric vehicles, solar panels, efficient heating systems, and other products that reduce the generation of greenhouse gas emissions. The initiative also includes an investment fund with an environmental focus, insurance and support for SMEs that contribute to the country's sustainable development.

In 2024, the main areas of the program continued to center on fostering environmental awareness and care and promoting sustainable product ventures. Some of the available products are listed below:

Products available:

- Blue Leases for clean energy generation
- Blue Leases for efficient use of water resources
- Blue Leases to target electro mobility
- Blue Commercial and Consumer Loans for clean energy generation
- Up to 24 installments cash price for clean energy generation and conversion of gasoline vehicles to gas

Types of projects to be financed:

- Installation of solar power plants
- Installation of photovoltaic thermal power plants
- Acquisition of electric vehicles and trucks
- Construction of solar parking lots for electro-mobility charging

Special conditions:

- Bank customers: Preferential rate on consumer and commercial green loans, up to 24 installments for credit card payments in associated stores, and preferential conditions in leasing operations.
- Associated suppliers: Project list price discount and free feasibility studies

Requirements:

- Business and risk assessment
- Affidavit from customers stating that financing is exclusively for projects dedicated to energy efficiency and/or energy retrofitting of vehicles, homes, industries, and farms.

	Figures in MCh$
Blue Commitment loans granted in 2024	5,689
Outstanding Blue Commitment loan balance	18,798



Sustainable Finance



In addition, all credit and debit cards are made with 100% recycled PVC (rPVC).

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Also, in 2024 Banco de Chile reaffirmed its commitment to its customers and the community with the arrival of Don Orlando I, the new ferry owned by the company Cruz del Sur. It enhanced access to the large island of Chiloé by sailing through the Chacao Channel. The project required an investment of US$13 million, making it the shipping company's fifth ferry in operation. The ship was financed by the Large Companies Department's Leasing Area . It has state-of-the-art technology, a cafeteria, improved interior facilities, and infrastructure in line with the fleet. This project substantially improves the connectivity of the communities of Chiloé.

In addition, in 2024, the Maule Network Project continued, which consists of replacing three medium complexity hospitals in the municipalities of Cauquenes, Constitución, and Parral in the Maule Region. The project includes the design and construction, outfitting, repositioning, assembly, and maintenance of medical equipment and furnishings. This network of three new hospitals will add 368 beds, benefiting approximately 174,000 people, including rural areas in the case of the Parral hospital.

Banco de Chile is participating in the financing of this project together with BancoEstado, Banco Bice, and Banco Internacional through a syndicated loan for a total of US$296 billion. As the agent bank, Banco de Chile has 43% of the total, making it the bank with the largest share. These hospitals are expected to be operational by late 2026.

We also continued to finance low-income housing in 2024, approving 15 projects under Supreme Decree No. 19 for a total of UF 3,874,741. These projects represent a total of 3,368 housing units and are located in 13 municipalities in six regions of the country.

Responsible Investment

Banchile Administradora General de Fondos S.A. (Banchile AGF) has a strong focus on responsible investments, integrating ESG factors into the investment process. It was one of the first companies in the industry in Chile to adhere to the Principles for Responsible Investment (PRI), which it did in 2019.

ESG criteria are being progressively integrated into the analysis and investment process for the different Assets Under Management (AUM) of Banchile AGF as a way of managing risks.

The various initiatives carried out in 2024 included training for AGF's Investment team offered by an expert on current regulations and the direction in which ESG issues are moving. It consisted of a module on Responsible Investment: Financial Market Commission General Character Standard No. 461 and its context in Chile

In addition, the internal training platform of Banchile Inversiones has an e-learning course for all employees of Banchile AGF and managers of Banchile Corredores de Bolsa S.A. It has been completed by 291 people, 96 of them AGF employees and the remaining 195 brokerage employees.

This year, as part of Banchile AGF's commitment to responsible investment, it updated the Responsible Investment Policy and made progress in the creation of an analysis tool for sovereign bonds in which Banchile AGF invests. This allows us to integrate ESG factors into the investment process for government instrument issuers.

In accordance with this policy, which is approved by the board of directors of Banchile AGF, the asset classes that use these criteria include:

1. Direct investment in fixed-income securities and equities
2. Investment abroad in third-party funds
3. Investments with strict ESG or sustainable criteria

This approach allows Banchile AGF to better manage risks and generate long-term sustainable returns, contributing to the sustainable development of society.

The aforementioned fund manager also makes continuous updates to its tools and data used to measure the ESG risk of investments, which are presented to its ESG Committee and Issuer Committee when they are updated. It also determines the ESG risk of investments through the ESG evaluation of specific investment instruments and their potential impact on the investment thesis.

In regard to products sold, the Renewable Energy Investment Fund I, which invests in the development, construction, and operation of solar energy generation projects or plants, completed construction of two new photovoltaic parks this year for a total of five operating parks.

Banchile AGF's Real Estate Investment Fund XI, which invests in housing projects with government subsidies for the acquisition of these homes by the community, has made 87% progress in housing construction. During 2024, seven real estate projects containing 1,708 units have been approved for use by the municipality.

The Banchile BlackRock ESG Mutual Fund is an alternative with exposure to international equities with a sustainable focus that brings together the environmental, social, and corporate government axes. The entity has increased its net assets by 224% since December 2023.

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Banco de Chile
PUNTO DE RECICLAJE

Sustainable Finance

Contribution to Chile's Economic Development

As part of its Sustainability Strategy, during fiscal year 2024, Banco de Chile made a total social investment of Ch$7,176 million for various initiatives to support entrepreneurship (SMEs for Chile Program), education (Education for Chile Program), and inclusion (Teletón and Community Outreach Program).

We encouraged entrepreneurship through the National Entrepreneurial Challenge Competition in partnership with Desafío Levantemos Chile; the school and university entrepreneurship competitions in partnership with Universidad del Desarrollo; the Challengers innovation challenge in partnership with Universidad de los Andes; and the Banco de Chile Innovative Woman Award with Foro Innovación at the annual Avonni National Innovation Prize ceremony.

All these initiatives, among others, are part of Banco de Chile's SMEs for Chile Program, a comprehensive entrepreneurship ecosystem with a series of strategic partners that implements initiatives to promote entrepreneurship from an early age and the development and growth of small and medium-sized enterprises.

In terms of inclusion, the following initiatives are worth highlighting: Teletón–the country's largest charitable campaign, in which Banco de Chile and its volunteers have participated since 1978–celebrated its 46th anniversary in 2024. The fourth version of the Women Who Inspire Program, which recognizes micro-entrepreneurs and leaders of social organizations who are making a mark on their local communities.

In the area of education, another of the axes of its strategic priority Commitment to Chile, the bank implemented the Education for Chile Program. In particular, the bank enhanced its VT Commitment initiative in order to improve training and labor access for students from vo-tech schools.

Additionally, Banco de Chile and its subsidiaries generate a direct economic impact each year through funds that are mainly used to pay suppliers of financial resources, the salaries and benefits for the corporation's employees, and the government in the form of taxes, contributions, and other payments.

These resources have an indirect multiplier effect, especially at the regional level, since they inject economic dynamism and create jobs in neighboring local communities.


VISA
CORRIDA FAMILIAR
Teletón

Performance in 2024

Main Strategic Achievements

- Outstanding progress on the transformation of the service model: Expansion of functionalities in remote and self-service channels, adequate change management in early digital adoption among customers, and reduction of in-person service times.
- Successful implementation and change management of efficiency initiatives: Optimization of the in-person service network, organizational restructuring, centralization of functions, and renegotiation of contracts. The above was paired with improvements in the company's already outstanding NPS and Work Climate levels.
- Launch of new "FAN Ahorro" account with 100% digital onboarding and new checking account plans.
- Expansion of the ATM network through a new strategic partnership.
- Strong market position: The personalization, simplification, and self-management of the value offering, a distinctive customer experience, and reinforced digital origination in lending and non-lending products have allowed the bank to capture a greater market share of demand deposits and make progress on consumer loans while maintaining a leading position in insurance and mutual funds.
- Improvements in loyalty programs through new VIP lounges at the Santiago International Airport.
- Service quality: For the second consecutive year, the bank earned the PROCALIDAD (National Customer Satisfaction) Award in the Large Financial Institutions category and "Best of the Best" in the Contracts category.
- Significant progress in the area of productivity based on robotic automation of processes, use of AI, and digitalization of transactions.
- Advances in the new ERP platform for the automation and centralization of bank and subsidiary purchasing and payment activities as well as new processes to optimize capital expenditures on infrastructure.
- Strengthening of technological architecture and high service standards by upgrading our data center networks and implementing a multicloud strategy.
- Progress on IT transformation and modernization at Banchile Administradora General de Fondos and Banchile Corredora de Bolsa.
- Commitment to inclusion and entrepreneurship: We organized the 9th Entrepreneurial Challenge Contest, 4th version of the Women Who Inspire Program, and Teletón 2024 and played a key role in the FOGAPE Chile Apoya program.
- For the 11th consecutive year, Banco de Chile was recognized as the best bank and ranked third in the local companies category for attracting and retaining talent by Merco Talento.



2024 Financial Performance

Profit and ROAC

In fiscal year 2024, net income reached Ch$1,207,392 million, a slight decrease of Ch$36,243 million or 2.9% with respect to 2023. The reasons for this include:

- An increase of Ch$44,518 million or 16.3% in taxes due to: (i) a lower volume of fixed-income instruments under Art. 104 of the tax code, (ii) lower inflation in 2024, and (iii) a 0.5% annual increase in income before taxes.
- Higher credit loss expense of Ch$30,503 million or 8.4% associated with the low comparison base in 2023, deteriorating financial conditions of some customers in 2024, and moderate growth in the retail portfolio.
- Higher operating expenses of Ch$16,635 million or only 1.5%, mainly due to higher IT and technology expenses.

Performance in 2024

These effects were partially offset by higher operating revenues of Ch$55,413 million or 1.9% driven by higher commercial revenues that offset the effects of the end of the FCIC program.

Nevertheless, the return on average capital and reserves reached 23.1% at the end of 2024, far outperforming our main competitors and the industry average.

Operating Revenue

Net Financial Income

Net financial income totaled Ch$2,416,038 million in 2024, an increase of Ch$57,613 million or 2.4% over 2023.

Customer-related financial income increased by Ch$178,436 million or 10.8% annually in 2024, mainly due to the following factors:

- Higher loan revenues of Ch$107,428 million as a result of larger volumes and a recovery in the housing and consumer portfolio spreads.
- A greater margin on time deposits of approximately Ch$40,377 million related to growth in volume.
- An increase in the contribution of time deposits of Ch$30,104 million leveraged by proactive price management and, to a lesser extent, by higher growth in average volumes.

Non-customer financial income contracted by Ch$120,823 million, or 17.1% year-on-year in 2024, mainly due to:

- Lower income from asset and liability management by our treasury of Ch$120,669 million, which was affected by the termination of the FCIC and the lower contribution of the UF position as a result of lower inflation during the period.
- Net financial income from subsidiaries was Ch$6,260 million lower due to lower returns on financial investments.

Net Fees and Commissions

Net fees and commissions totaled Ch$571,883 million in 2024, up Ch$25,953 million or 4.8% over 2023. This increase was due to:

- Higher mutual fund and investment fund management fees of Ch$24,141 million due to the 38.1% increase in average assets under management.
- The annual increase of Ch$11,493 million in loan and contingent loan fees, which is attributable to the evolution of foreign trade loans and higher prepayment fees, mainly in the consumer portfolio.
- Increased fees for cash management services in the amount of Ch$7,538 million in line with lower interbank clearing fees, which were negotiated down in 2024.
- Bank transfer commissions and payment order fees increased by Ch$3,100 million, mainly due to an increase in foreign currency payment orders requested by customers.

These effects were partially offset by:

- Lower insurance brokerage commissions of Ch$15,601 million due to lower initial commission recognition derived from the strategic alliance initiated in 2019, a decrease in brokered premiums, and higher insurance premium refunds derived from the increase in consumer credit prepayments.
- A Ch$6,615 million decrease in transactional service fees, which were affected by the reduction in interchange rates, the termination of an ATM network commercial alliance, and the depreciation of the peso, which increased loyalty program costs. These effects were offset by an increase in purchases and cash advances, as well as in the number of credit and debit card transactions.

Other Operating Income

Other operating income (which includes income from investments in associates, income from non-current assets held for sale, and other operating income) totaled Ch$62,364 million, a decrease of Ch$28,153 billion or 31.1% annually. This is explained by: (i) the reversal of provisions not related to loans of Ch$23,355 million in 2023, (ii) higher write-offs of assets received in lieu of payment of Ch$9,611 million, and (iii) lower income from companies supporting the line of business of Ch$5,305 million. These effects were partially offset by the sale of our interest in Artikos for Ch$7,925 million.

Credit Loss Expense

During 2024, credit loss expense totaled Ch$391,754 million. This is equivalent to an increase of Ch$30,503 million or 8.4% annually. The annual variation is due to:

- An increase of Ch$15,944 million due to volume effect from the increase in the loan portfolio, mainly attributable to the retail segment.
- An increase of Ch$11,599 million in credit loss expense primarily associated with a larger expense in the wholesale segment, up Ch$35,948 million mainly due to a low comparison base in 2023 and the impairment of specific customers in the real estate and transportation sectors in 2024. On the other hand, the retail segment decreased its risk expense by Ch$24,504 million as a result of revisions to the provisioning model parameters and the stabilization of the past-due loan portfolio.
- An increase of Ch$3,763 million in financial asset impairment due to the increased probability of default for fixed-income instruments issued by counterparts of the local financial sector.

As for the main ratios in this area, the bank continues lead, outperforming the industry and peer banks, highlighting the expected credit loss ratio, which increased slightly to 1.03% (0.98% in 2023), and the ratio of past-due loans to total loans, which remained practically stable at 1.44% at the end of 2024 (1.43% in 2023).

Operating Expenses

Operating expenses totaled Ch$1,132,734 million in 2024, an increase of Ch$16,635 million or only 1.5% over 2023. This performance compares favorably with that of our main competitors and the industry, which posted an increase of 7.2%. The bank's improved performance is the result of several successful actions and initiatives, including optimizing the branch network and organizational structure, centralizing roles and synergies with subsidiaries, developing new digital sales capabilities, automating customer service channels, and implementing a culture of efficiency characterized by cost discipline and collaborative work.

In particular, the increase in the operating expense base is due to:

- Higher administrative expenses of Ch$13,441 million, mainly due to higher technology expenses, fixed assets maintenance to relocate part of the ATM fleet, and, to a lesser extent, higher product delivery costs. This was offset by lower advertising and marketing expenditures.
- Higher depreciation and amortization of Ch$2,293 million, which is attributable to software licenses.
- Greater deterioration of non-financial assets of Ch$1,089 million, mainly due to the closure of branches.

Loan Portfolio

In 2024, lending activity was marked by low economic dynamism. This was reflected in the performance of investment and private consumption. Thus, at year-end 2024, total loans amounted to Ch$38,875,120 million, a nominal increase of 3.4% for the year or a contraction of 1.0% in real terms.



Performance in 2024

During the reporting period, growth was driven by retail banking, particularly by mortgage loans, which expanded by 7.4% in nominal terms (3.0% in real terms). This progress was not anchored to the economic cycle and could be explained by: (i) the dynamics of the residential market impacted by demographic changes, (ii) the effect of inflation, as a large part of the portfolio is denominated in UF, and (iii) the value offering specially designed for specific sub-segments that have strengthened loan origination. This was followed by a 4.6% nominal increase (0.2% real) in the consumer portfolio as a result of the increase in credit cards and installment loans. These in turn were boosted by customized offers designed to meet the needs of our customers and accompany them throughout their life cycle. This performance is in line with the lower dynamism of private consumption, increased unemployment, and the more cautious use of credit cards. Commercial loans posted a nominal annual increase of 0.6%, mainly influenced by the wholesale segment in a context of stagnant investment due to the delay and postponement of large-scale projects and uncertainty in key decision elements such as taxes, labor costs, and interest rates. These effects were offset by the 13.8% depreciation of the Chilean peso in fiscal year 2024. The SME segment fared better, though its activity was equally contained, with loan originations more than offsetting the amortization of FOGAPE loans.



At the end of the year, market share in loans reached 16.1%, which represents a decrease of 9 bps with respect to 2023. This loss of market share is due to a 29 bps decline in commercial loans partially offset by an 18 bps increase in housing loans. The market share of consumer loans remained unchanged.

Deposits

Demand deposits totaled Ch$14,263,303 million as of year-end 2024, an increase of Ch$941,643 million or 7.1% over 2023. Throughout the year, this product showed an increasing rate of expansion as the monetary policy rate decreased, which meant that time deposits became a less attractive investment alternative. In terms of market share, the bank achieved an 8 bps increase over 2023, reaching a 20.3% share of demand deposits net of clearing at the end of December 2024. This reflects customers' greater preference for liquidity and the efforts made to strengthen our market position, particularly in local currency deposits, which are a more stable source of funding.

Time deposits totaled Ch$14,168,703 million. This is equivalent to a decrease of Ch$1,196,859 million or 7.8% with respect to 2023. As previously mentioned, the above is due to the trajectory of the monetary policy rate, which fell from 8.25% in December 2023 to 5.0% in December 2024, together with inflation of 4.4% (measured in UF), which significantly reduced the real interest rates received by customers on their deposits.

Economic Value Generated and Distributed

The economic value generated by Banco de Chile in 2024 was Ch$4,427,874 million.
The breakdown is as follows:

Economic Value Generated (MCh$)(*)

	2023	2024
Operating revenue	**4,925,944**	**4,427,874**
Total economic value generated	**4,925,944**	**4,427,874**

Economic Value Distributed (MCh$)(*)

	2023	2024
Operating expenses	**-505,506**	**-520,946**
Administrative and other expenses	-413,198	-426,345
Depreciation and amortization	-92,308	-94,601
Employee wages and benefits	**-582,684**	**-582,547**
Payments to providers of capital	**-3,108,255**	**-2,366,571**
Shareholders (dividends)(**)	-815,932	-597,228
Suppliers of financial resources	-2,292,323	-1,769,343
Payments to the State (income and property taxes, and other payments)	**-283,645**	**-329,032**
Financial Market Commission	**-14,785**	**-15,248**
Community contributions	**-3,366**	**-3,366**
Total economic value distributed	**-4,498,241**	**-3,817,710**
Economic value retained	**427,703**	**610,164**

(*) Information prepared from income statement accounts.
(**) For 2024, this involves a dividend equivalent to 60% of distributable income.



Performance in 2024

Economic Value Distributed

Ch$2,367,571 million
Payments to Providers of Capital
These are funding costs mainly paid to depositors and bondholders.

Ch$582,547 million
Wages and Benefits
11,614 direct employees (bank plus subsidiaries)

Ch$520,946 million
Operating Expenses
Includes payments to SME suppliers and contractors.



Ch$610,164 million
Economic Value Retained
The bank's capital management is characterized by a suitable balance between business growth and regulatory requirements for capital adequacy.

Ch$329,032 million
Payments to the State.

Ch$15,248 million
Contribution to CMF

Ch$3,366 million
Community Contributions
Includes deductible and non-deductible donations that the bank contributes to the community.

Financial Contribution Received from the State

During 2024, the economic benefits granted by government agencies to Banco de Chile corresponded to training expense credits in the amount Ch$2,335 million, credits for property taxes in the amount of Ch$772 million, and tax credits for donations of Ch$541 million.

Financial Assistance Received from Government Entities

Contributions in Millions of Ch$	2023	2024
Tax credit for property taxes paid	0	772
Tax credit for training expenses	2,300	2,335
Tax credit for donations	543	541
Tax credit for additions to PP&E	0	0
Total	**2,843**	**3,648**

5

CUSTOMERS

Digital Transformation

Banco de Chile's digital transformation has allowed the entity to launch new products and continuously update services, functionalities, and digital tools in order to deliver a simpler, more flexible, and accessible experience with high security standards and availability to customers and users.

All these advances are reflected in a high degree of digital adoption by customers. Noteworthy developments include improvements in loan processing and the use of electronic signatures for opening checking accounts, where contracting levels of over 90% have been achieved.

In 2024, we developed a digital marketing strategy that enabled us to expand the sale of digital products with 100% online account opening through personalized actions and an active presence on the leading digital platforms, utilizing efficient investments and active management of the cost per account.



Developments in the Retail segment include updating and incorporating various functionalities on the website and apps. These include integrating the Mi Seguro and Mi Banco apps, a change that allows customers to purchase and manage their insurance in one place. In addition, Mi Banco and other tools now allow customers to open a digital checking account, make payments using a QR code, and receive daily notifications with the best benefits program offers and promotions. Our online banking interface now allows customers to invest in time deposits for up to 365 days and in UF. We also created a new Banchile investments module and added a digital signature to the personal checking account kit contract and a new mortgage simulator on the public website. We updated the Mi Pass application in 2024, reinforcing our commitment to the security of our customers.

In the Business segment, we introduced a new design for the Banconexión 2.0 portal that is focused on simplicity and ease of use in an effort to enhance customer productivity. We also updated the investments section, adding the option of buying and selling mutual fund units. Users can also submit new questions and access an investment summary dashboard. We now allow users to add a second checking account and created Pago Fácil, a business payment solution that allows users to make payments to Banco de Chile and other bank accounts fully online any time.

We introduced FAN Ahorro, a savings account with no maintenance fees and no minimum opening balance, in early 2024. This option can be accessed 100% digitally as long as the user has a current FAN account and an ID card. This product generates interest on a monthly basis and lets the customer make up to two withdrawals without losing the interest earned.

The Digital Student Plan was launched for higher education students between the ages of 18 and 27 in late 2024. It includes a free checking account and the option of a credit card.

Use of Artificial Intelligence (AI)

Banco de Chile has begun to explore and integrate Generative Artificial Intelligence in various areas. It created a Center of Excellence (COE) in Artificial Intelligence in 2023 that is responsible for establishing guidelines and best practices for the implementation of these technologies. This COE covers technical, business, cybersecurity, and people and organizational management aspects.

Notable developments from 2024 include the use of AI as an assistant by over 300 software developers, the launch of a FAN Clan customer chat service, and a chat function for Banco de Chile account executives.

In addition, the bank's Advanced Analytics area has developed models and systems that provide accurate recommendations based on customers' interests, maintaining information security while ensuring that the various campaigns maximize benefits.

AI integration also resulted in improved efficiency of manual procedures with advanced data processing technologies, speeding up verification, increasing accuracy, and improving the quality of its services. All of these interactions are monitored on an ongoing basis to evaluate their effectiveness and ensure that the company offers an exceptional and personalized user experience.



Financial Inclusion and Accessibility

Banco de Chile's commitment to making banking accessible to different sectors of the population is reflected in its digital account access through: FAN Account, FAN Emprende Account and FAN Clan Account, which align with the bank's financial education and wellness initiatives. (See the Community and the Environment chapter of this Annual Report for more details.)

The bank had a total of 1.7 million FAN product accounts by the end of 2024. These accounts have no maintenance fees and allow access to the bank's digital platforms and the ecosystem of benefits for each segment. There were 1.6 million FAN Accounts, 24 thousand FAN Clan accounts, and 39 thousand FAN Emprende accounts. The bank also had a total of 197 thousand FAN Ahorro accounts, a new product launched in early 2024.

In addition, we worked on a value proposition focused on older customers in 2024. This is included in the "experience" category, which delivers a series of benefits to customers over 60, such as:

SASB FN-CB-240a.3

- Preferential Service Model
- Service Decalogue
- No age-based product closure
- No-fee digital checking account
- Lower rates on new plans if pension payment is made

Also in regard to inclusion and accessibility, the bank continued to expand ATM coverage in areas with low penetration rates. In partnership with municipal officials and private entities, we established a presence in over 217 municipalities. This represents a 10% increase over 2023 and a 31% increase over 2022.

Remote communities such as Pica, Pozo Almonte, María Elena, Taltal, Diego de Almagro, Huasco, Tierra Amarilla, Monte Patria, Paihuano, Punitaqui, Petorca, Putaendo, Las Cabras, Malloa, Marchigüe, Chanco, Curepto, Hualañé, Pencahue, San Clemente, Yerbas Buenas, Arauco, Curanilahue, Lebu, Tucapel, Cholchol, Galvarino, Calbuco, Quellón, Quemchi, Quinchao, Cisnes, Chile Chico and Cabo de Hornos are now part of the Banco de Chile ATM network.

The corporation is also a member of Servipag's Girospag service, which allows cash withdrawals via cell phone at more than 1,500 points of service throughout the country, including stores in underserved neighborhoods and areas.

In an effort to promote omnichannel service and accessibility, the bank has various in-person and remote service and self-service channels in place to inform and advise its customers 24 hours a day, 7 days a week. These are:

- Nationwide network of branches open from 9:00 am to 2:00 pm and at other times via e-mail with account executives.
- Telephone channels from Monday to Friday from 8:00 am to 7:00 pm.
- 24/7 Emergency Telephone Banking service.
- Social Media: X (formerly Twitter): @bancodechile, @bancoedwards, @ayudabancodechile; Instagram: bancodechile, bancoedwards; Facebook: bancodechile, bancoedwards.
- Ability to operate 24/7 on private and public sites and applications downloadable from Play Store and Apple Store.
- Self-service terminals: conventional and smart ATMs and interactive kiosks. The latter are machines that allow users to complete transactions including generating/retrieving passwords, receiving cash and check deposits, and paying consumer credits.



Service Quality

Banco de Chile's commitment is to be "The Best Bank for our Customers" and thus achieve the strategic objective of "Leading in Customer Satisfaction." Along these lines, the banks Service Quality Policy establishes the main guidelines for measuring and managing service quality. That policy is implemented at the corporate level, but each subsidiary may have special rules. This policy outlines related roles and responsibilities, the continuous improvement model, and the incentives model.

The "Net Promoter Score," the main KPI for service quality, is established as a metric in the bank's Comprehensive Risk Measurement (CRM) model and Risk Appetite Framework (RAF).

The Customer Department is responsible for monitoring the relevant KPIs in this area, proposing strategic changes to management and measurement models, identifying low performing processes, and generating improvement initiatives in conjunction with the various business and support areas. We are always aware that service quality is of a strategic nature and is the responsibility of all members of the corporation. As such, it is the mission of each manager to ensure that their teams deliver the best levels of service.

To this end, the corporation has multiple tools for evaluating the customer experience based on their interactions with the bank, whether in person or remotely. These are monitored regularly for control and analysis, allowing us to identify areas for improvement and optimize processes.

In the area of people management, the corporation offers a support program for the areas that have the greatest opportunity for improvement in this area. Similarly, in relation to operational processes, a specialized team is in charge of addressing the main points of friction with the respective areas. Finally, we manage the experiences of customers who have reported obstacles or difficulties related to a product or service.

This continuous improvement model is supervised by the **Quality Committee**, an entity composed of senior management members that is responsible for setting strategic customer service guidelines. The entity monitors and establishes action plans, safeguards customer recommendations and the levels of satisfaction of the different products and services offered, and identifies the most influential factors in each customer profile.

To foster a commitment to Service Quality, Banco de Chile has incorporated the results of the bank's Net Promoter Score into its incentive matrix. The KPIs "Net Promoter Score," "Executive Satisfaction," and "Product Satisfaction" are built into medium- and long-term incentives throughout the commercial structure.

All of these actions have positioned the bank as a leader in customer experience, and earned it important awards in this area in 2024. Examples include:

- For the second year in a row, the corporation received a double distinction in the PROCALIDAD 2024 National Customer Satisfaction Award. It placed first for the eighth time in the Large Financial Institutions sector and was recognized as "Best of the Best" in the Contractual category. It was the only bank to do so, and we are particularly proud of this achievement because the award is given by the customers themselves.
- Banco de Chile placed first in the Praxis Xperience Index 2024 customer experience ranking in the Large Financial Institutions category. This is the first ranking in Chile to evaluate consumers' experiences with the country's main service companies.

Service Quality

Net Promoter Score

	2019	2020	2021	2022	2023	2024
Net Promoter Score	69.87	70.84	73.99	75.30	75.93	76.71

Net Satisfaction Indices by Customer Service Channel

	2019	2020	2021	2022	2023	2024
Branch service	81.16	79.54	74.56	73.78	78.62	81.97
Account executive	75.08	78.61	81.13	84.04	83.55	82.86
Website	75.87	79.01	80.15	80.66	82.22	83.83
Mi Banco app (*)	84.77	81.77	80.23	77.90	79.78	84.05
Telephone customer service	73.40	73.60	72.12	76.65	79.22	79.43

(*) These results include the Retail Banking Segment.

Banco de Chile responded appropriately and promptly to problems, complaints and requests, ensuring compliance with the standards established by the corporation even as its customer base is constantly growing.

Issues Reported

	2019	2020	2021	2022	2023	2024
No. of issues	102,824	125,208	140,266	148,556	159,709	143,960

Formal Complaints Received

	2019	2020	2021	2022	2023	2024
Number of formal complaints	5,733	5,372	5,644	4,861	5,043	5,954

Channel Used to File Formal Complaints and Issues

	2019	2020	2021	2022	2023	2024
Telephone customer service	56.8%	56.3%	67.7%	68.4%	71.4%	73.2%
Website	13.6%	17.6%	12.3%	12.8%	9.1%	4.1%
Branch service	27.2%	21.8%	16.0%	15.5%	16.3%	18.7%
Internal departments	2.4%	4.4%	4.0%	3.4%	3.2%	3.9%

Complaints can be filed using various channels through the bank or external entities such as the CMF, ABIF, and SERNAC. They are then classified by type in the bank's CRM tool or in the E04 regulatory report (classification standardized by the CMF), and managed by teams specialized in each product and service offered by the bank.

Each ticket is monitored through management dashboards to ensure efficient work and compliance with committed response times. Complaints are classified and assigned to specialized teams for analysis, investigation, and information gathering, with the final drafting and validation of the corresponding supervisor and, in applicable cases, with counsel from the bank's legal team.

The team responsible for responding to customers receives ongoing training in different areas of interest to ensure that the corporation's service standard is met, strengthening areas such as clarity, transparency, writing, customer management, and conflict management.

These include:

- Customer Experience Master Class
- Information Security
- Crime Prevention Law No. 20.393
- RAN 18-5 Regulation
- Operational Risk
- Policy on Handling Conflicts of Interest
- Know Your Customer
- Antitrust Matters
- Customers and Emotions
- Asset Laundering Prevention
- Internal Order, Hygiene and Safety Rules (RIOHS) and the Obligation to Report
- Written Communication Strategies

Each complaint decision is communicated to the customer and, when applicable, to the regulatory body along with all information required to adequately understand it. According to the latest report, all 5,954 complaints received in 2024 have been resolved.

The competent internal areas are notified when necessary so that they can take corrective action and make continuous improvements. For example, CMF notifications are distributed to different internal areas so that bank staff can take the appropriate measures.

During this period, robotic solutions were introduced, particularly for problem management, to optimize and streamline processes such as account statement distribution and credit-related documentation sharing. These solutions have reduced response times and improved customer and user satisfaction.

In addition, the answers provided to customers include information on self-services available on digital channels, which facilitates the resolution of questions and queries.



Transparency

Customer Protection

Our efforts in this area are focused on identifying, analyzing, and communicating to the responsible areas recurring situations that generate complaints or product designs or procedures lacking in clarity or transparency that could cause errors and/or could be perceived as misleading marketing that may affect the customer's assets and/or the organization's image and reputation. To access Banco de Chile's Customer Protection department, a complaint must be filed through any of the available channels. It will be analyzed and managed to ensure customer satisfaction. We use clear and simple language in our communications based on the provisions of Law No. 19.496 on Consumer Rights Protection in order to offer quality service that generates trust and improves the customer's experience.

Complaints of mismanagement or violations are received, registered, and referred to the Forensic Audit Department for analysis and resolution. The appropriate departments are notified of the outcomes.



The purpose of the bank's Transparency Policy, which also applies to its subsidiaries, is to facilitate access to all information on the terms and conditions of its products and services in order to cultivate long-term relationships with customers, users, and the general public.

To ensure that information is properly disclosed to the public and to build the trust required for healthy production and financial activity, the bank's Legal Affairs Department reviews all advertising and contracts for products and services to ensure that they comply with both banking regulations and other generally applicable standards in force. This review aims to ensure that all communication is clear, complete, relevant, reliable, comparable, timely and easily accessible.

The bank also has manuals and procedures that help prevent over-indebtedness of specific groups, promoting financial responsibility. These materials are available to customers and non-customers on the public portal.

Responsible Advertising Policy

Banco de Chile is aware of and takes responsibility for the impact that its advertising has on customers and society, as well as the image it projects in multiple formats and instances, addressing matters that are important to its customers and the country across media platforms.

As such, the messages and content transmitted by the bank are aligned with the corporation's principles of transparency and the Responsible Advertising Policy. This policy outlines the commitments that form an approach to communication based on eight key pillars: transparency as a core value; the principle of transversality; inclusion in its various forms; sustainability; support for SMEs and entrepreneurs; data management with strict privacy and non-invasion policies; responsible consumption; and answering the call when Chile needs it.


Banco de Chile

Customer Support

Banco de Chile is committed to Chile's development and growth. For this reason, it constantly seeks out timely solutions that go beyond financial concerns to support its customers in their growth, needs and projects and to respond to emergencies.

To that end, it has a network of account executives trained to provide solutions such as debt reorganization and refinancing, portfolio purchases, installment loans, mortgage loans, consumer product refinancing, state-backed loans (FOGAES/FOGAPE/CORFO), and installment payments of invoiced credit card debt.

The bank provides customer support during emergencies. For example, it deployed a support plan in response to the fires that impacted Region V in early 2024. The bank offered both individuals and SMEs preferential terms, consumer and commercial loans with grace periods, preferential conditions, debt rescheduling, advice and guidance related to insurance policy usage, and a special protocol designed to provide assistance to impacted customers.

Along these same lines, the bank has developed a series of measures designed to help customers in the current context of over-indebtedness and high inflation that exists in Chile. These include:

- Refinancing consumer and mortgage debt for customers, extending the term and reducing the financial burden.
- Internal portability for customers with mixed mutual to fixed mutual mortgage loans in order to reduce high rates related to inflation.
- A new state-backed loan called FOGAES that offers more favorable terms (improved term and/or interest rate) for refinancing consumer, commercial, and revolving loans.

Customer Support

Finally, in order to support the reactivation and recovery of SMEs, Banco de Chile has maintained its participation in the Fogape Chile Apoya program during 2024. It has been the leading bank in terms of the amount lent since its inception. In addition to this, bank customers can consider a wide range of state-backed loans such as: The traditional FOGAPE loan, FOGAIN, COBEX and FOGAES, the latter oriented towards companies in the construction sector and related areas.

SMEs for Chile

The SMEs for Chile program is a comprehensive ecosystem that seeks to promote entrepreneurship in the country at all stages, including at an early age. The program, which is open to both customers and non-customers, offers micro, small and medium-sized companies the opportunity to boost their business through benefits and actions, many of them with the support of experts in entrepreneurship.


9
Concurso Nacional
DESAFÍO
EMPRENDEDOR
Cuando gana un emprendedor también gana Chile
GANADORES 8° VERSIÓN

Program initiatives benefit more than 140,000 people involved in Chilean enterprise annually, allowing them to continue to enhance their potential according to the stage they are in. SMEs for Chile gives them efficient tools to boost their digitization process, increase sales, and improve performance through valuable content delivered through financial education for SMEs, training, consulting, grants and networking events.

Likewise, the pillar of support for entrepreneurship as a factor of change and development in society is reflected in the initiatives and competitions that Banco de Chile organizes for customers and non-customers alike, including:

- **National Entrepreneur Challenge Competition:** The oldest of the corporation's entrepreneurship support programs, this contest attracts over 23,000 applicants each year. Its objective is to promote entrepreneurship and reward those who are making a positive impact on society, the environment, and the development of the country, delivering products and/or services in an innovative and unique way. In addition, it seeks to strengthen and empower entrepreneurs and their projects in order to promote them through a comprehensive training program with valuable networking opportunities and access to the Chilean entrepreneurship ecosystem. Eight versions have been held since the contest's inception in 2023. The winners for the Local Challenge and Global Challenge categories were awarded in early 2024. They were also given the opportunity to participate in a televised program to reach a wider audience. The finalists for the 9th version were announced in early 2024 in two categories: Local Challenge and Global Challenge. The winners will be announced during the first half of 2025.

- **National University Entrepreneurship Contest:** The fourth version of this competition was held in 2024. It is targeted towards recent graduates (up to two years out of school) and graduate students from universities and technical training centers throughout Chile The purpose of this initiative is to promote university entrepreneurship as a process that impacts society, providing tools through a comprehensive training and acceleration program and facilitating access to valuable networks and Chile's entrepreneurship and innovation ecosystem. Projects from any industry, field or area of knowledge, whether for profit or not-for-profit, that contribute to improving the quality of life of people, the environment, the ecosystem, or culture at a local and/or global level are eligible to apply. A total of 629 applications were received from more than 1,000 young participants from 68 higher education institutions from all over Chile this year.
- **National School Entrepreneurship Contest:** This competition trains agents of change and encourages the development of innovative solutions that impact society. The problems addressed must be related to one or more Sustainable Development Goals (SDGs). The contest is focused on teachers and their respective students in 7th to 12th grade from schools throughout the country. The third version of the competition was held in 2024, and a total of 437 applications were received from 949 students and 174 teachers from 126 Chilean schools.
- **Entrepreneurial Impact School Enterprise Certification** This certification is directed at teachers of students in grades 7 through 12 who want to acquire knowledge in order to strengthen the skills necessary to form agents of change in their school community. The third version was held in 2024, and a total of 300 applications were received from teachers representing 164 Chilean schools. Eighty-six were given full scholarships to participate in the program.
- **Glocal Norpatagonia:** This open innovation call invites entrepreneurs from all over Chile to submit solutions for a regenerative future, raising local development opportunities for Norpatagonia. The regions of La Araucanía, Los Ríos and Los Lagos were part of this year's edition of the program. Applicants can submit solutions related to the following lines of inquiry: Biodiversity, Education as a driver of change, Energy transition, Regenerative agriculture, Sustainable tourism, Waste management and Human wellbeing. In the second version held in 2024, Glocal received 367 applications and selected 40 projects. The winners participated in a Glocal Tour focused on the regenerative ecosystem in the city of Munich, Germany, and received cash prizes.
- **Routes for Chile:** This digital showcase seeks to promote tourism in Chile, increasing the visibility of different destinations in the country with an emphasis on entrepreneurs who provide lodging, culinary and tourism services and local products. The platform currently has more than 1,000 ventures from every part of Chile and a total of 12 routes available:

Northern Area	Desert Route Elqui Route
Central Area	Northern Coastal Route The Poets' Route Colchagua Valley Route Santiago and Surroundings Route Coves and Surfing Route
Southern Area	The Lake and Volcano Route Chiloé Route Northern Austral Highway Route Southern Austral Highway Route Puerto Natales and Torres del Paine Route

- **In-person events and webinars:** Over the course of the year, Banco de Chile conducts webinars and workshops designed to give customers and non-customers the tools they need to continue growing their business and their networks. More than 30 online and in-person events were held in cities across the country in 2024.

More information about our entrepreneurship initiatives is available in the Community and Environment chapter of this Annual Report.

Customer Support

Collections

This area manages debt collections for the entire bank and defines refinancing criteria using predefined negotiating guidelines to refinance borrowings for viable customers with the intention to pay, while maintaining an adequate risk-return ratio. It uses robust tools that control its differentiated collection management in accordance with institutional policies and strict compliance with the regulatory framework.

The bank has specific rules regarding customer collections and loan rescheduling, which ensures the quality of its portfolio, in accordance with its credit policies and risk appetite framework. Collection management supports customers with temporary cash flow problems by proposing loan rescheduling plans to viable customers, in order to preserve a long-term relationship after their situation has been resolved. The recovery of assets at risk is maximized and collection measures are promptly and appropriately implemented to ensure that loans are recovered or to reduce any potential loss.

Additionally, as part of the policy to prevent incidents involving threats to debtors, training is provided to all personnel of Socofin S.A., the bank's collection subsidiary, in order to reinforce best practices in collection management and the regulatory framework that governs the activity.



Cybersecurity and Data Protection

In an increasingly digitized environment, the management of privacy and protection of employee and customer data are priority areas for Banco de Chile. The bank has a cybersecurity strategy as well as structure and governance designed to address these challenges.



Regulatory Framework

The bank has a set of policies and rules regarding responsibility for and protection and safeguarding of information assets, as well as the management of risks in this area. This work is based on the regulatory aspects established in Law 21.096, which enshrines the right to the protection of personal data, Articles 14 and 154 of the General Banking Law, Law 19.628 on the protection of privacy, and the Updated Compilation of Norms (RAN 18-5 and 20-10), the latter issued by the CMF.

This regulatory framework considers, among other matters, the following:

- **Information Security and Cybersecurity Policy:** Its objective is to establish guidelines regarding the responsibility for and protection, safeguarding, and management of information security and cybersecurity risks considering elements related to processing, support, storage, and transmission of information using different formats and media.
- **Information Security and Cybersecurity Regulations:** Establishes a risk management-based approach in compliance with the bank's Information Security and Cybersecurity Policy. These regulations identify the requirements for protecting information assets to encourage all organizational units to protect the bank's information in accordance with current legal and regulatory requirements.
- **Internal Security and Debtor Information Management Policy:** The purpose of this policy is to establish the internal regulatory framework with respect to the processing of data from the CMF's Register of Financial Institution Debtors of Article 14 of the General Banking Law in accordance with international principles and best practices on the processing of personal data. These refer to purpose, quality, security, access and limits and the guidelines established in RAN Chapter 18-5 on Information on Debtors of Financial Institutions and RAN Chapter 20-10 on Information Security Management and Cybersecurity.
- **Information and Communication Technologies Standard:** Its objective is to establish technological control mechanisms to ensure both the increase in value and the management of IT-related risks, which are currently considered key elements of corporate governance.
- **Information Security and Cybersecurity Standard for Supplier Management:** Its purpose is to establish information security and cybersecurity standards for the bank's suppliers based on regulatory requirements, best practices and national and international frameworks on cybersecurity and information security.
- **Code of Conduct and Internal Order, Hygiene, and Safety Rules:** These rules address the handling of confidential information, including the safeguarding of information and restrictions on the flow of information within the framework of the Fundamental Principles, among others. The regulation on banking secrecy contained in the General Banking Law is included in the same framework.

Cybersecurity and Data Protection

This regulatory framework has been developed considering both local regulations and laws and international standards, and is reviewed and updated annually. Its scope includes employees, external personnel, suppliers, and service subcontractors.

Governance Structure

Banco de Chile's Cybersecurity Division is structured to allow the entity to address the changing environment of threats that may impact the technological environment, information security, cybersecurity and digital change.

The Chief Security Officer (CSO) is responsible for identifying and implementing information security and cybersecurity strategy and controls through processes, roles, and functions based on the organizational context of the bank, industry, regulations, laws, and new threats. This individual is also responsible for supervising its implementation in subsidiaries.

SASB FN-CB-230a.2

The CSO reports to the Senior Operational Risk Committee and the board of directors. This body conducts global monitoring of the implementation of information security and cybersecurity policies and of cybersecurity risk management and the action plans adopted.



The Global Compliance Division Manager reports to the bank's Compliance Committee on the internal actions and regulations being implemented in order to comply with current data protection regulations.

Additionally, during the year 2024, the bank established the Data Protection Area, which is part of the Global Compliance Division. This area is responsible for implementing and strengthening the rules and rights of protection of personal data of bank customers, employees and suppliers and those of its subsidiaries. Its work is particularly geared towards addressing important future regulatory challenges. The Data Protection Officer (DPO) is responsible for implementing, promoting, and supervising compliance with the Data Protection Law and the corresponding internal regulations, as well as the ongoing training of employees. The DPO also responds to queries from customers of the bank and its subsidiaries.

The bank also has a Data Governance Department. Its governance model is based on owners, reputation, and data security.

Cybersecurity Strategy

In line with Banco de Chile's business strategy, it established a cybersecurity strategy that was approved by senior management and is supervised by the board.

In an effort to mitigate risks and safeguard information, the Cybersecurity Strategy includes the use of advanced technologies, regulatory compliance, and continuous education. It is based on the following international standards and best practices: NIST Framework, ISO 27.001, SWIFT CSCF (Customer Security Controls Framework), and MITRE ATT&CK.

Its main objectives are focused on:

- Maintaining and strengthening the security levels of information assets.
- Strengthening the protection and safeguarding of employee and customer information.

- Managing risks involving technology, information security and cybersecurity.
- Identifying, containing and eradicating cyber-attacks that could jeopardize the bank's operations.
- Increasing threat detection capabilities and automation of response actions on an ongoing basis.
- Strengthening access control and identity management.
- Implementing information leakage protection and monitoring measures.
- Continually evaluating and improving security controls of systems and applications through security testing.
- Strengthening the culture of information security risk prevention and cybersecurity among employees, customers and suppliers.
- Improving proactive defense through advanced analytics and process automation.
- Defining and implementing security by design in digital transformation projects and processes.


MES DE LA
CIBER
SEGURIDAD

SASB
FN-CB-230a.2

Banco de Chile constantly analyzes trends and/or entities that may pose a threat to the organization and/or the financial sector. Its efforts in this area include intelligence, reconnaissance, and cyber surveillance indicators.

Banco de Chile also regularly manages early warnings of new malware threats and possible mitigating measures. This is done through monitoring, validation and prioritization of vulnerabilities along with awareness campaigns. The company also continuously monitors cybersecurity incidents in the financial sector for proactive actions.

Measuring Cybersecurity Management Capability

Each year, an independent third party evaluates the maturity of the management and effectiveness of Banco de Chile's Cybersecurity Strategy, providing recommendations based on best practices and international standards which are incorporated into the initiatives of the Strategic Cybersecurity Plan.

In addition, the Controller's Office periodically reviews compliance through independent audit planning and reports the results to various government agencies.

Banco de Chile constantly monitors its perimeter security, maintaining an indicator of 98 out of 100 points according to the Security Scorecard rating.

Cybersecurity Continuity Testing

Each year, Banco de Chile conducts various business continuity tests including cybersecurity scenarios to strengthen its processes and incident response.

Banco de Chile	2023	2024
Security continuity testing	6	6

Cybersecurity and Data Protection

Data Protection

Banco de Chile protects and monitors information through encryption, access controls, and strong authentication, preventing changes or unauthorized access. According to the regulations in force, customer information is considered confidential and must be handled in accordance with the corresponding regulations. Protective measures include:

- Communications encryption
- User access control
- Permit profiling
- Data Leakage Prevention (DLP) tools
- USB port control
- Strong authentication



SASB FN-CB-230a.1

The bank has implemented robust mechanisms for data administration and management, ensuring that rigorous controls are in place from creation to elimination. All information generated, stored or transmitted through its internal or external networks is protected in accordance with strict security policies.

Systems, applications and data are backed up in a timely manner, ensuring their availability and recovery in the event of an issue. In addition, the backup media disposal process is designed to comply with applicable security standards and regulations, including authorization controls, detailed record keeping, specific conditions, and safe disposal procedures. These controls ensure that media that do not qualify for reuse are properly destroyed, preventing unauthorized access or misuse.

This comprehensive approach reinforces Banco de Chile's commitment to information protection and business continuity, ensuring that data is handled responsibly and in accordance with industry best practices.

Banco de Chile also has implemented technologies and preventative measures focused on information and data leaks. They allow the company to identify and block any attempt to transmit sensitive data without authorization and to detect suspicious patterns and anomalous activities so that it can quickly respond to cybersecurity incidents.

In addition, Banco de Chile has processes in place for conducting periodic reviews of access and privileges of employees in order to prevent unauthorized access to sensitive data.

No fines related to data protection and customer privacy were issued in 2024. Banco de Chile manages the personal information of its customers per current regulations and offers communication channels on its website and in its offices for persons to exercise the rights of access, rectification, cancellation, and opposition.

Supply Chain

Banco de Chile has a regulatory framework for suppliers that establishes information security and cybersecurity standards for outsourcing services and supplier management. This framework defines the security guidelines that suppliers must comply with in order to strengthen the products, processes, and capabilities they offer to the bank. All this is done with the goal of preventing, detecting, mitigating, and responding to cybersecurity incidents. The implementation of these validation, oversight, and monitoring initiatives allowed us to strengthen the information security and cybersecurity position of our suppliers.

Suppliers are assessed and classified to establish the cyber risk maturity level of the services they provide to the bank. Different review, monitoring and follow-up models are applied on the basis of those tools, as appropriate.

Internal and Customer Training Plans

Banco de Chile has a robust awareness program directed at employees, customers, suppliers, and the community.

The Cybersecurity Division prepares and executes an annual awareness program designed to educate employees about different threats in the digital environment and, in this way, strengthen the culture of cybersecurity at Banco de Chile.

This program includes content related to attack techniques such as social engineering and ransomware and the use of Artificial Intelligence in the development of more sophisticated deceptions, among others.

Several actions are considered for its implementation, including the creation of news pieces, infographics, and audiovisual capsules in addition to courses, lectures, evaluations, and ethical phishing exercises, which are disseminated through the various internal communication channels and the corporate training platform.

The awareness program also seeks to enhance the culture of cybersecurity by developing training activities aimed at different segments and specific roles. Plans of action and content are developed for each of these groups.

Banco de Chile has several channels for reporting situations that could be considered out of the ordinary or contrary to the bank's principles. These channels allow employees to report any suspicious or real cases or threats to the Cybersecurity Division so that these can be diligently managed. These are the phishing button in the corporate email inbox and the Security Alert box, which allows suspicious content to be forwarded; both direct information to the Detection and Containment team, which monitors these reports on an ongoing basis.

The awareness program led to a 42% increase in the number of reports of this type of situation submitted in 2024 as compared to 2023.



6

PEOPLE

Our Workforce

Banco de Chile promotes a collaborative and healthy work environment where equal opportunities are an essential part of the culture of all teams. It also has clear and transparent recruitment, selection and internal mobility policies and processes that ensure free access to the opportunities available within the corporation.

The bank recognizes that its employees are essential to achieving its goals. As such, it remains actively committed to fostering an inclusive and diverse work environment in which each person can fully develop and contribute to collective success. Through different policies, ongoing training programs, and responsible labor practices, the bank seeks to attract and retain talent and to promote the wellbeing and professional growth of its workforce.

The bank had a staff of 9,920 people at the close of 2024, 51% women and 49% men.

Number of employees

Position	Women	Men
Senior executives	0	12
Management	195	389
Supervisors	339	494
Professional staff	1,400	1,865
Technical staff	1,724	1,051
Administrative staff	1,419	1,032
Total	**5,077**	**4,843**

(*) The positions or category of functions reported do not include operators, sales force or auxiliary staff listed by the CMF because they have been adapted to the categories used by the bank.

(**) The number of employees does not include employees of subsidiaries.

Formal Employment and Workplace Flexibility

Banco de Chile is committed to ensuring that its employees have formal contracts and that their rights are respected. It also maintains sufficient capacity to adjust to their needs and to market changes, promoting different work modalities.

Contract Type	Women		Men	
	No.	(%)	No.	(%)
Fixed-term	116	66.3%	59	33.7%
Open-term	4,961	50.9%	4,784	49.1%

(*) Banco de Chile does not use independent contractors.

Employee Type (Workday)	Women		Men	
	No.	(%)	No.	(%)
Part-time	141	100.0%	0	0.0%
Full-time	4,936	50.5%	4,843	49.5%

Remote work		Other flexible work agreements (hybrid)	
Women %	Men %	Women %	Men %
2.3%	3.3%	2.3%	4.0%

CMF
5.1.i
5.2
5.3


Banco de Chile

Internal Communications

In 2024, various corporate initiatives designed to strengthen behaviors that reflect the commitment and pride of our employees were disseminated. They include: Cybersecurity Month, the Ethics Challenge, Benefits and Quality of Life, For a Kinder Chile and the Teletón campaign.

At Banco de Chile, cooperation is the foundation of all our actions, and we place the customer at the center of our work. Last year, the bank encouraged employees to familiarize themselves with the Strategic Plan and corporate challenges in an effort to continue to develop its Commitment to Chile.

In 2024, the bank was recognized at the Eikon Chile Awards for two of its 2023 internal communication campaigns:

"*Con la Fuerza del Chile*"
won gold in the "General Internal Institutional Communication Campaign" category. This initiative was part of the bank's support for the *Teletón*.

"*Así como Los Cóndores*"
won blue in the "Internal Communication" category. This campaign focused on contributing to cultural transformation and alignment with the bank's corporate strategy.



Diversity, Equity, and Inclusion

Respect is a fundamental value of the bank's organizational culture. As such, it is committed to cultivating a work environment in which all employees feel valued and respected regardless of their gender, ethnicity, age, disability or other personal characteristics, actively promoting inclusion. To this end, it offers programs that support and encourage participation by all groups.

Banco de Chile implements plans and programs that promote compliance in managing the various areas of the bank and its stakeholders. This is supported by the Technical Committee on Inclusion, Non-Discrimination, and Respect for Diversity, which meets periodically. Its mission is to identify gaps, define metrics, and build measurement instruments and tools that promote a respectful, inclusive, and discrimination-free work environment within its operations and in its relationship with its various stakeholders.

In accordance with Law No. 21.275 on labor inclusion, which requires companies with more than 100 employees to hire a labor inclusion manager, Banco de Chile has five employees who hold the "Labor Manager" certification. This formally accredits their knowledge and skills in labor inclusion management for people with disabilities.

A total of 138 employees with disabilities work at Banco de Chile, which is equivalent to 1.4% of the total staff.

1/ For more details on the number of employees with disabilities at Banco de Chile, see the table in the Appendices section–Number of people with disabilities.

Various bank initiatives and programs stood out in this area in 2024:

Employees with Disabilities Program	This initiative contributes to improving the quality of life of workers with disabilities through an exclusive benefits plan designed to support them and make certain aspects of their lives easier. Program participants access reimbursements for health expenses that are not covered by social security; exclusive social assistance; special leave so that they can attend medical check-ups and/or treatments; and flexible schedules, if necessary. During 2024, 138 employees took part in this program, 68 of whom made use of benefits related to mobility and/or special support related to their health situation.
Children with Disabilities Program	This program aims to support workers who have children with disabilities through a benefits plan that includes comprehensive support from a social worker, reimbursements for expenses related to their child's disability, and special leave to accompany their child to treatment, therapy and/or medical control associated with their disability. The program had 185 participants in 2024. Of these, 109 used the reimbursement benefit for expenses related to their children's disability.
Inclusive Internship Program	For the sixth consecutive year, this program was offered to professional/technical education students who have some type of disability. The initiative seeks to provide universal accessibility through a recruitment and selection process adapted to meet the needs of all young people entering the organization. It consists of providing ongoing support through the Talent Attraction team to ensure that all participants have a quality training experience.
Measurement of Corporate Labor Inclusion (MILE)	In May 2024, SOFOFA's Inclusive Companies Network (ReIN) released the results of the most recent Measurement of Corporate Labor Inclusion (MILE), which recognized Banco de Chile as one of the 12 companies with the most robust plans in this area.
Chilean-North American Chamber of Commerce Mentoring Circle	During the second half of 2024, the bank participated in two mentoring processes on diversity, equity, and inclusion in two different networks: ReIN and AmCham. Banco de Chile mentored companies seeking guidance and information through the exchange of knowledge and best practices in the area of diversity, equity, and inclusion.
Survey on Inclusion, Non-Discrimination, and Respect for Diversity	This survey was conducted for the fourth consecutive year. It allows the bank to monitor and follow up on labor diversity in order to identify gaps and prepare improvements for the following year. A total of 65.6% of workers participated in the event. They provided positive feedback about the organizational culture, gender equity, and work-life balance aspects of the initiative.
Inclusive Culture Talks	During 2024, talks were held with various teams within the company to raise awareness and promote a deeper understanding of diversity, equity, and inclusion.

CMF

5.4.1

The bank has an **Inclusion, Non-Discrimination, and Respect for Diversity Policy** designed to foster a work environment based on respect for diversity and the fulfillment of responsibilities and rights, promoting equal opportunities and the participation of all corporation employees. This policy ensures that there are no distinctions based on gender identity, sex, race, ethnicity, religious beliefs, sexual orientation, country of origin, age, physical or mental condition, or any other characteristic that makes us different.

Through this policy, Banco de Chile makes commitments designed to improve the quality of life of employees, customers, suppliers, and the community in general.

In an effort to set management priorities related to this policy, an Interdisciplinary Technical Working Group was formed to promote and encourage initiatives aligned with these objectives. We continued to use the Customer Service Manual for Customers in Gender Transition, the Support Protocol for Employees in Gender Transition, and the Customer Service Protocol for Individuals with Disabilities in 2024. In addition to these tools, the Decalogue of Good Practices for Providing Customer Service to Seniors was also made available.

Banco de Chile seeks to improve the quality of life of its employees, customers, suppliers, and the community as a whole through four management priorities:

Diversity, Equity, and Inclusion

1 Quality of Life, Work-Life Balance, and Co-responsibility

The corporation is committed to promoting work-life-family balance for our employees, helping to reconcile roles and co-responsibility.

In the context of Banco de Chile's *Orienta* Program, which is designed to provide support and guidance to employees on social, psychological, legal, and benefits matters, a series of webinars were held on key topics such as effective communication, screen use among children and teens, child and youth mental health, mindfulness, and grieving processes. These talks are aimed at providing tools to promote conciliation, co-responsibility, and work-life balance and were attended by more than 1 thousand employees from different parts of the country.

CMF 5.4.2 5.7

GRI 202-1

In addition, Banco de Chile complies with current Chilean regulations focused on co-responsibility and specifically postnatal parental leave, which refers to mandatory leave that is generally granted to the mother immediately after the postnatal rest period. This leave has three main objectives: to guarantee the best care for children, to foster shared childcare responsibility between fathers and mothers, and to facilitate better work-life balance for men and women in our country.

2024	Women	Men	Total
Employees who took parental leave	158	0	158



2 Gender Equality

Banco de Chile has implemented several initiatives designed to reduce inequities, especially in its compensation, recruitment, and selection processes. It also has a process for monitoring and measuring the salary gap by segment and level, analyzing the causes of deviations on a monthly basis.

In addition, the bank's compensation policy establishes a governance framework for the employee compensation and benefits system. This policy is based on recognition of employees' performance and contribution to value creation and is aligned with principles of equity and competitiveness, respect for the current regulatory framework, corporate policies, and financial sustainability in the medium and long terms. It also covers control, monitoring, and review of results, as well as approval and validation processes. Independent members of the highest governance body participate in its oversight, ensuring transparent and objective management of compensation.

This compensation system is based on market methodologies and best practices. To ensure its effectiveness and continuous updating, they rely on the advice of specialized third parties who support the process of reviewing and improving the compensation system.

At the end of 2024, the People and Organization Division Manager presented the compensation management results to the Directors' and Audit Committee, including information on the gender salary gap.

Salary Gap

Position	Average salary gap between men and women	Median salary gap between men and women
Management	85.4%	85.4%
Supervisors	95.8%	93.6%
Professional staff	94.7%	95.4%
Technical staff	108.3%	105.2%
Administrative staff	89.0%	86.1%
Total	**96.6%**	**95.0%**

(*) The average is determined by comparing the average salary of women to the average salary of men in similar positions. The median is determined by comparing the midpoint of women's salaries to those of men in similar positions.

3 Fair Treatment: Workplace and Sexual Harassment

The bank is committed to promoting a culture of integrity and respect among its employees, customers, and suppliers. To this end, it has channels for reporting any situation that violates the ethical and legal principles that govern our work.

These channels have been made known through various awareness-raising and training activities, such as the Ethics Challenge, the Program for the Promotion of Fundamental Rights and Prevention of Workplace and Sexual Harassment, and the Leadership Academy. In the latter, 1,175 leaders were trained on how to prevent and address cases of workplace harassment, sexual harassment, discrimination in the workplace, or workplace violence (the "Karin Act"). In addition, 96 new managers were provided with specific tools to carry out their duties in an ethical and responsible manner.

The Code of Conduct is available on the Intranet together with the Ethics Committee's whistle blower channel, and can be consulted by employees in the event of any questions or reports related to such matters.



4 Respect for and Promotion of Human Rights

Banco de Chile maintains a firm commitment to respect human rights through strict compliance with national and international regulations on this matter. This includes guidelines such as Law No. 20.507, which establishes legal categories for the crimes of smuggling of migrants and human trafficking and rules for their prevention and more effective criminal prosecution.

The bank created the "Program for the Promotion of Fundamental Rights and Prevention of Labor and Sexual Harassment" to strengthen management focused on good treatment, respect, and promotion of human rights. The initiative "For a Kinder Chile" (*Por un Chile Más Amable*) was developed as part of that program. It seeks to foster a culture of respect and cooperation among employees.

In addition, during 2024, various asynchronous online courses were prepared on this subject. The content is available on the More Connected platform. The purpose of this effort is to reinforce an inclusive and respectful organizational culture that is free of any type of discrimination.

CMF 5.5

GRI 406-1

These courses include:

- People with Disabilities
- Intergenerations
- Sexual Diversity and Inclusion (with some synchronous sessions)
- Be Inclusive
- Chilean Sign Language (with some face-to-face sessions for teams with hearing-impaired members)
- Fundamental Rights

Workplace Safety

Banco de Chile's Occupational Health and Safety Department (OHS) has promoted and strengthened several initiatives focused on the comprehensive health and safety of its workers, external personnel, and customers in order to ensure compliance with current legal regulations, both internal and external. By implementing and monitoring the Occupational Health and Safety (OHS) Management System, the company tracks adherence to the five pillars for correct work methods, ensuring that work spaces are safe and healthy. The five pillars of the management system are:

- OHS Preventive Management
- Legal Compliance
- Risk Management
- Emergency Management
- Contractor Management

CMF
5.6

GRI
403-1
403-3
403-6

The implementation of this management system reflects the commitment to providing safe and healthy workplaces in accordance with current national laws and regulations (Law 16.744, Supreme Decree 594, Decree No. 40, Law No. 20.123), and international regulations related to these matters (ISO 45001 and 45003). In 2024, Banco de Chile also earned an excellent passing grade in Mutual de Seguridad's Competitive Company Program (*Programa Empresa Competitiva*) in 100% of its locations nationwide, ensuring compliance with the management standards in these matters and surpassing the goal of certifying 80% of its locations.

As part of its commitment to continuous improvement associated with this management system, in 2025 we will incorporate the requirements set out in the new Decree No. 44, which reinforces Law No. 16.744 (repealing Decree No. 54 and Decree No. 40), integrating a gender perspective and enhanced employee participation in occupational health and safety matters. The above is in line with the new National Occupational Health and Safety Policy established by this same decree.

The bank's occupational health and safety management system impacts all employees, external personnel, and customers regardless of their activities or place of work.

Promoting Occupational Health

To promote and ensure the comprehensive wellbeing of its employees, Banco de Chile works with Mutual de Seguridad to provide the following complementary services:

- **First Aid Room:** This resource provides access to first aid in case of common illness or suspected work accident/trauma or occupational disease. The unit is responsible for referring patients to the appropriate health center for diagnosis and treatment. First Aid Room staff do not distribute medications, order tests or issue medical leave certificates.

- **Consulta Mi Doctor:** Employees who participate in this program receive a medical assessment based on their history and physical exam from a doctor authorized to prescribe medications and order tests. Employees can schedule appointments directly through the More Connected platform. Consulta Mi Doctor staff do not issue medical leave certificates.

- **Nutritional Consultation:** Employees are evaluated on the basis of their medical history, measurements and body folds assessment and receive a personalized nutrition plan from a trained professional. Employees can schedule appointments directly through the More Connected platform.

- **Preventative Medical Screening:** This tool is an assessment designed to facilitate early detection of the most common diseases in Chile, which include cardiovascular and endocrine diseases. Age and sex are considered to be key factors. Blood tests are conducted based on a preset schedule and a physical examination is completed.

All the services described above are performed by professionals certified by the Superintendence of Health with their respective licensing. In accordance with Law No. 20.584 on Patient Rights and Responsibilities and in order to provide quality care, patient confidentiality is maintained.

Banco de Chile also implemented the **Comprehensive Wellness Program** in 2024. It is a voluntary initiative aimed at promoting the health and wellbeing of all bank employees. This program is designed to comprehensively address the personal and work-related aspects of life and is structured around four fundamental pillars:

1. Prevention

Focused on chronic non-communicable diseases, physical changes and occupational risk factors, women's and men's health, and social security issues.

2. Harmony

Focused on emotional wellbeing, relaxation techniques, sleep hygiene, psychosocial risks and mental health, and healthy habits in adulthood.

3. Healthy Eating

Promotes mindful eating, healthy snacking, hydration, gut health and immunity, vitamin D, and metabolic syndrome.

4. Get Active

Encourages physical activity, active breaks, cardiovascular exercise, muscle strengthening, and smoking prevention.

Resources and support for learning and technical advising are available for each pillar. These include the main support inbox "BienestarIntegral," streaming of the launch of each pillar, courses available on internal digital platforms, educational materials, and support from specialized professionals in each area (doctors, physical therapists, nutritionists, and psychologists).

Employee Involvement

Banco de Chile's Occupational Safety and Health Department offers various channels and methods designed to facilitate employee participation and consultation. These tools make it possible to generate opportunities for dialogue, planning and informed decision-making on these issues.[2/] The most important are listed below:

- Emergency telephone number for providing 24/7 advice and support on occupational health and safety issues.
- Email address: seguridadlaboral@bancochile.cl CMF
- Psychosocial Technical Working Group 5.6
- Comprehensive Safety Technical Working Group
- Joint Committee on Hygiene and Safety GRI
- Emergency Committee 403-3
- Enforcement Committee 403-4

403-6

During 2024, 100% of the joint committees formed as part of *Mutual de Seguridad*'s Bronze Program were certified.

2/ For more details on worker involvement, see the table in the Appendices section - Occupational Health and Safety Committees.

Workplace Safety

Workplace Accidents

In compliance with Law No. 16.744, which establishes rules on occupational accidents and diseases, Banco de Chile is a member of the Chilean Chamber of Construction's *Mutual de Seguridad*. Through an annual work plan and program led by the Occupational Health and Safety Area, the bank focuses on identifying, assessing, and controlling risks associated with all of its processes in an effort to prevent workplace accidents, commuting accidents, and professional illnesses.

In the event of an incident, this plan covers medical care and rehabilitation benefits as well as the respective economic benefits.

CMF 5.6

GRI 403-10

To maintain the confidentiality of employees' personal health data, Banco de Chile has developed strict privacy and information security policies. These include technical and administrative measures to ensure that health data is accessible only to authorized personnel and for the specific purposes of occupational health and safety in full compliance with current legal regulations related to confidentiality of private health information.

Occupational Health and Safety Indicators

In accordance with Supreme Decree No. 110/1968 of the Ministry of Labor and Social Welfare, the financial sector is assigned an additional contribution for presumptive risk of 0.0%. According to Supreme Decree 67 and the information presented above, Banco de Chile's current additional contribution is 0.93%.

A drop in such incidents and in their seriousness in 2024 led to a decrease in all related indicators.



The likelihood of accidents remained below 0.5% and the accident rate below 14%, thus meeting the targets for the year.

	2022	2023	2024
Accident rate	0.40%	0.30%	0.29%
Incident rate	6.65%	11.30%	8.37%
Occupational illness rate	0.04%	0.05%	0.00%
Severity index	19.59	41.46	33.22
Frequency index	1.58	1.19	1.16
Total days lost to work-related accidents	521	1.115	861
Days lost to professional illness	181	91	0
Fatalities	-	-	-

(I) Accident rate: the number of lost-time accidents per 100 employees.
(II) Incident rate: the number of days lost per 100 employees.
(III) Frequency index: the number of work-related accidents per million hours worked.
(IV) Severity index: the number of days lost per million hours worked.

Development, Benefits, and Talent Retention

Banco de Chile has established various benefits, programs, and measures that cover different aspects of employee wellbeing, including their physical, mental, social, financial, and spiritual environment. The bank recognizes the importance of retaining talent through customized initiatives such as mentoring programs, career plans, internal mobility, and other actions aimed at strengthening employee engagement and promoting their professional development.



Professional Development

The bank invested Ch$2,654 million in training and development programs for its employees in 2024, which represents 0.1% of the bank's total annual income.

The Manage Your Learning (*Gestiona Tu Aprendizaje*) program was introduced in 2024. It is designed to highlight the organization's continuing education offerings, which include over 1 thousand courses and a wide range of educational materials. The program includes content from international courses, a virtual library, continuous education, and the Business Academy. Employees can register for courses that are of interest to them and manage their learning processes, setting their own timeline.

At the strategy level, continued progress was made on a new four-prong model that fosters a culture of continuous learning and self-management. The first is designed to standardize the methodologies used, emphasizing instructional design and innovation. The second aims to improve the user experience on the learning platform. The third focuses on reporting, using data to guide decisions. The last area is the learning offering. The company uses specialized programs to promote knowledge acquisition and skill development in the different bank departments. The bank's offerings were enhanced in 2024 through the Technology Academy, which is designed to provide updated content related to technology, the bank in general, and adaptive skills on an ongoing basis through curricula designed for each job category. In line with technological knowledge development, 143 certifications have been awarded in key areas related to technological trends such as cybersecurity, data & analytics, the cloud, and architecture. The bank also created the Business Academy. The purpose of this program is to provide the business knowledge necessary for employees to develop in their roles through academic curricula that reinforce optional skills, deepen and acquire greater expertise in their role, and develop adaptive skills that will help them to take on future challenges.

CMF
5.8.i
5.8.iv

It also features the academic connections program, which has benefited over 10 thousand young people. The program includes talks, job fairs, guided tours of various areas of the bank, and other activities, enhancing skills and abilities for the employment of new talent, particularly individuals looking to start their first internship or job. Each year, opportunities are created for new cohorts through over 560 internships and over 50 trainee positions for program participants.

Banco de Chile continues to be committed to the development of high-performing employees through scholarships to finance undergraduate and graduate studies at accredited Chilean universities. This program seeks to improve performance and professional development within the bank. The entity awarded 210 undergraduate scholarships and 47 graduate scholarships in 2024.

Development, Benefits, and Talent Retention

More than 10,000 people completed training courses

Distinctive Skills
- **9** courses
- **10,265** people
- **99%** approval rating
- **6.7** satisfaction rating

Leadership Academy
- BRANCH MANAGERS: **241** people; **6** skills; **national** coverage
- BCH SUPERVISORS: **1,180** people; Chile and Neuroscience **seal**

Business Academy
- **3** sets of curricula
- **1,311** Retail segment account executives
- **469** Business segment account executives
- **13** cities

Technology Academy
- **7** job categories
- **750** people
- **143** certifications
- **2** master classes

CMF
5.8.iv

Talent Attraction, Development, and Retention Initiatives

In an effort to attract the best talent in the market, during 2024 we implemented several unique actions aimed at enhancing the organization's diversity.

- The bank also launched the new digital job platform **Trabajaenelchile.cl**. It boasts an enhanced application experience for both internal and external candidates and also has improved managers' recruitment and selection process experience.
- Onboarding Program: Designed to welcome new employees, this program offers an enriching onboarding experience focused on facilitating their swift adaptation to the culture and the position. It includes a welcome kit, mentoring, and an event where new recruits have an opportunity to interact with employees who have grown within the bank through internal mobility.
- Positioned as the Best Employer Brand: For the eleventh consecutive year, the Banco de Chile employer brand was a stand-out in the Merco Talento 2024 survey. We placed first in attracting and retaining talent in the financial sector and third overall in a pool of 200 companies. In addition, Banco de Chile also ranked first in the Merco Talento Universitario 2024 ranking as the most attractive company to work for. The bank's main employment platform is LinkedIn (@BancodeChile), where it has more than 375 thousand followers.

Leadership Development Training

- **Banco de Chile Supervisor Leadership Academy:** During 2024, 1,180 bank supervisors participated in this initiative. The program included the following modules: "Leading with the Banco de Chile Hallmark," "Neuroscience and Respect," and "Neuroscience and Feedback." Each of them focused on promoting institutional values, fostering a respectful environment, and improving communication and team performance. This training program enhanced managerial skills and strengthened collaborative work and psychological safety.

- **Transformational Women:** This leadership program is aimed at women professionals or middle management positions in the organization and is designed to empower them and prepare them for new challenges. The fourth version of the program was held in 2024 and was completed by 27 women from different parts of the country.

- **Branch Manager Leadership Academy:** This program was completed by 241 managers from throughout Chile over the course of 18 months. It included both face-to-face and online sessions designed to strengthen management skills, teamwork, flexibility, adaptation, emotional intelligence, and effective communication, improving the cohesiveness and productivity of teams in a collaborative and efficient environment.

- **Beginning to Lead:** This program is offered to both external and internally promoted leaders and seeks to promote Banco de Chile's own leadership culture and attributes. It includes four classroom modules and three asynchronous courses that address people management, performance management, fundamental rights, and labor relations, providing tools that will contribute to the development of their teams. A total of 96 supervisors participated in the program this year.

- **Mentor Leaders:** This program is designed to create learning transfer skills in people who want to contribute to the development of future generations and culture, certifying them as mentors. The bank currently has 73 certified mentors.

- **Leadership for the 3 Strategic Focus Areas:** In-depth program on adaptive leadership for executives with a high degree of potential. This year, 19 area managers from the bank's various divisions participated.

- **Leadership Skills:** Training program on strategic leadership, negotiation and effective presentations. This program is targeted toward the bank's managers and deputy managers. It seeks to develop high-potential employees by equipping them with knowledge and tools to be better prepared to face and meet the current and future challenges demanded by the business. This year, 20 managers and deputy managers from the bank's different divisions participated in the program. CMF 5.8.iv



Development, Benefits, and Talent Retention

Performance Management

In an effort to ensure sustainable management, the bank has implemented a regular multi-directional employee performance review methodology.

The bank uses a performance feedback system that covers all employees and uses both quantitative and qualitative factors to provide a comprehensive view of their performance. This system includes several tools designed to evaluate both aspects in a comprehensive manner.

The bank evaluates quantitative performance through an annual measurement in support areas using the Challenges tool and quarterly targets for business areas. For the qualitative evaluation, it uses tools like DNA Evaluation, Acknowledgments, and Recognitions to identify strengths and work on opportunities for development in conduct, abilities, and key capacities.


Banco de Chile
EL MEJOR BANCO
para atraer y fidelizar talentos
PRIMER
LUGAR
por 11 años consecutivos
Ranking Nacional
merco
Un premio que refuerza nuestro
COMPROMISO CON EL TALENTO

In 2024, a total of 766 internal promotions and 185 lateral transfers were registered, equivalent to 53% of the total vacancies available (842 hires and 951 internal movements).

Forty-eight percent of the employees who received promotions were women, and 73% of them worked in the Metropolitan Region.

In addition, the corporation has Outplacement and Employability Programs to equip people with tools for their search for and transition to a new job or business venture. These programs include the option of participating in workshops and courses as well as a job search platform that allows participants to improve their skills and knowledge to more effectively navigate hiring processes. A total of 116 people voluntarily enrolled in the program during 2024.

GRI 404-3

Gender	Percentage evaluated in 2024
Women	95%
Men	97%
Total	**96%**

Job Category	Percentage evaluated in 2024
Senior executives	100%
Management	96%
Supervisors	99%
Professional staff	96%
Technical staff	95%
Administrative staff	94%

Banco de Chile DNA Model

Banco de Chile's DNA model is a dynamic and adaptable system designed to drive the transformation of the bank's internal culture, facilitating the achievement of goals and improving the customer experience. This model is based on the values and attributes of coexistence and on the corporation's strategic priorities. It is materialized through information that allows employees to manage their own performance and support decision-making in the various processes that the employee engages with throughout their life cycle, including internal mobility, scholarships, recognition and acknowledgment.



I am a protagonist	I build with others	I am living the transformation	I guarantee the customer experience	I manage with purpose	I contribute
"I am a protagonist in achieving individual and group results, empowered to do my job and solving problems autonomously, boldly and proactively taking charge of my work, driven by energy and enthusiasm, seeking to contribute to the bank and inspire others."	"I build with others a synergistic community based on mutual cooperation, understanding that I am part of a whole and that my work has an impact on the work of others, generating solid trust by fulfilling commitments and cultivating relationships based on assertive communication, active listening and empathy, seeking to shape and contribute to a diverse and connected corporation."	"I am living the transformation in a personal and collective way; understanding and adapting quickly to changes in the work environment, growing and learning from experiences and challenges, exploring and incorporating new knowledge and capabilities, seeking to challenge the status quo, support others in the transformation and add value to my area and Banco de Chile as a whole."	"I guarantee the customer experience by understanding that, regardless of my functions, I am part of a value chain that satisfies the needs of internal users and customers, placing them at the center of my actions and decisions, valuing them and delivering excellent service, seeking to build long-term alliances that allow Banco de Chile to achieve its results."	"I manage with purpose, understanding my role in achieving the objectives of my area and the corporation alike, enjoying my work in different contexts and participating in activities to foster the development of the country and its people, seeking to make my personal purpose compatible with that of Banco de Chile."	"I contribute with the skills required to perform my role or position. I aim to add value, to satisfy and to exceed the responsibilities and challenges assigned to me."

Development, Benefits, and Talent Retention

The bank continued to promote the use of this model, focusing on opportunities for ongoing feedback from a positive context, highlighting strengths and establishing lines of action to address opportunities for improvement.

The Collaboration Recognition Program was carried out in 2024, as it was in previous years. A total of 1,330 teams recognized and rewarded people from other teams who contributed to their ability to reach their goals through cooperation.

Two new distinctions were also added. The first is the Commitment to Chile Award, which was given to 15 employees for their sustained participation and commitment to Chile. It is based on the pillars of emergency response; environmental stewardship; inclusion, non-discrimination and respect for diversity; and education for Chile. The Banco de Chile Hallmark (*Sello del Chile*) Recognition was also launched. It was awarded to 64 workers who stood out during 2024 in both quantitative and qualitative results, demonstrating that they perform their daily work with the Banco de Chile hallmark.

Also noteworthy are the more than 20 thousand thank-you notes sent to employees through the "Thank You" campaign, which encourages their commitment to and cooperation on efforts to meet the corporation's goals and challenges.

Variable Compensation Components

All bank employees' compensation includes variable components. For the commercial areas, this variable component offers employees short-term incentives and is based on the compensation strategy, which seeks to relate business goals to productivity, customer experience, and risk mitigation.

For non-commercial areas, there is also a variable component aligned with business goals that is reviewed annually.

These variable compensation systems are designed in such a way that they do not incentivize or reward prohibited activities. In addition, they adequately balance risk and financial results so as not to encourage employees to expose the bank to excessive or imprudent risks.



People Analytics (PA)

Banco de Chile's organizational and employee data collection and analysis efforts are based on People Analytics, which requires the application of statistics and other data interpretation techniques. The goal is to turn this data into practical knowledge that will improve the corporation's systems, processes, and strategies for sustainable business success. The technique is used to perform the following analyses:

- Employee performance evaluation
- Strategic workforce planning
- Identification of current workforce skills gaps
- Recruitment and hiring (e.g., assessment of recruitment channels, candidate selection, talent supply/demand assessment)
- Identification of attribution risks to improve retention
- Competitive intelligence
- Organizational network analysis

This approach generates various key benefits for the organization. It mainly helps improve efficiency in terms of costs because it allows employees to make data-based decisions, providing a comprehensive vision of the workforce. In addition, PA helps to anticipate future needs and develop strategic plans aligned with short- and medium-term organizational objectives. This makes it easier for the bank to adapt to change in a sustainable manner.

1 Strategic Workforce Planning (SWP)

SWP has been used to prepare accurate staffing forecasts, identifying the personnel needed in each area and analyzing the associated costs. We have also implemented measures to improve work-life balance for our employees. These actions align organizational strategy with data-driven workforce planning, ensuring efficient and sustainable adaptation to changes.

The implementation of PA in SWP has reduced costs, optimized the budget, and improvedwork-life balance for over 4,600 employees. Data-driven personnel decisions are more objective and strategic, which makes them easier to manage. In addition, the staffing analysis allowed us to design a more efficient structure, maximizing individual strengths according to job profiles.

2 Organizational Network Analysis (ONA)

Banco de Chile uses organizational network analysis (ONA) to obtain strategic information about the organizational structure, identifying and understanding the collaboration and interactions between units and teams. We use the ONA results to create a plan of action focused on strengthening connections between units and teams that need to work together more closely to address shared challenges ad support transformation plan initiatives. The initiative has positively impacted interaction between teams, promoting internal talent and creating teams that are more focused on cooperation.

3 Competitive Intelligence

The corporation uses competitive intelligence to develop standardized salary scales in order to ensure consistency with career development and standardized progressions. This tool has been used in market compensation studies, internal pay practice analyses, and pay scale development. These actions have simplified compensation management, resulting in a more coherent pay structure that is more consistent and aligned with professional development within the bank.

4 Employee Performance Evaluation

Banco de Chile uses employee performance evaluation to contrast job competencies with business performance, using PA to monitor this correlation on an ongoing basis and identify high and low performers.

5 Recruitment and Hiring

PA is used in recruitment and hiring to address internal mobility, providing key information to identify candidates that meet the requirements for specific profiles. This has strengthened the process and significantly reduced the time required to fill vacancies within the bank.

Development, Benefits, and Talent Retention

Climate and Culture

Banco de Chile conducted a Climate and Wellbeing Survey in August and September 2024. The participation rate was 94% and the satisfaction rate was 91.9%, which reflects our employees' commitment to the process. The survey addressed issues such as perception of the bank, leadership, colleagues, personal environment, and whether employees would recommend it as the best place to work and the best bank for customers. We recorded 181 interactions with the confidential *Cuéntanos* feedback channel. These include 124 expressions of gratitude, 46 suggestions, 14 questions, and 4 unique cases, highlighting the positive atmosphere and interest in continuous improvement.

Relationship Building

Banco de Chile strives to create an environment characterized by respectful, cooperative relationships through experiential workshops focused on wellbeing, trust, and communication. In 2024, these workshops were held with teams in Santiago and other regions of the country, achieving a 98% net satisfaction rate among participants. Data on the workshops follow:

- 2,487 participants 908 responses to the satisfaction survey
- 118 in-person workshops 6,217 hours invested
- 20 major cities in Chile: Arica, Iquique, Antofagasta, Calama, Tocopilla, Copiapó, La Serena, Illapel, La Calera, Limache, Quillota, Quintero, San Antonio, Viña del Mar, San Felipe, Rancagua, Temuco, Osorno, Puerto Montt, and Punta Arenas.

Collaborative Structures

The bank has 340 collaborative structures, including committees, councils, cells, groups or nodes, spot meetings and surveys. These working groups come together through temporary or permanent partnerships, promoting cooperation and active participation to build solutions or address shared challenges from a holistic approach, bringing significant value to the organization. By year-end, 94% of the active staff had participated in some type of collaborative structure, which has translated into a total of 803,549 collaborative hours.

In 2024, Banco de Chile once again conducted the survey *¡Así Trabajamos!* to identify strengths and opportunities for improvement in collaborative management, promoting more efficient organizational structures. Sixty-one percent of employees participated in the initiative, highlighting aspects such as long-term decision making, adaptability to change, and alignment of objectives with the bank's purpose.

Change Management Methodology

Banco de Chile's approach to change management is based on external methods and its own adaptations. It seeks to support employees who implement major projects based on the corporate strategy.

This approach allows the bank to evaluate scenarios and conditions prior to the adoption of new behaviors, incorporating sponsorship, resistance management, communications, and training activities into projects. These actions are designed to identify and overcome possible behavioral barriers, thus facilitating the adoption of changes.

This methodology was applied to the following projects over the course of 2024:

- Retail Sales and Service Model
- After Sales Value Stream and Service
- New ERP
- Adoption of Generative Artificial Intelligence Tools:
  - ChatBot SARA (self-service for commercial queries to benefit the Branch Network)
  - Copilot Microsoft 365
  - Copilot GitHub
- Systematic Customer Service
- New *Trabaja en el Chile* platform
- Feedback: bosses with low adoption of feedback tools and conversations.

Benefits and Support for Individuals

The bank provides a series of benefits to its employees and their families in an effort to promote work-life balance, thus contributing to everyone's wellbeing.

- **Support:** Initiatives and programs designed to address a variety of personal circumstances and improve employees' quality of life.
  - *Orienta* is a free and voluntary program that offers guidance on social, psychological, legal, and social security-related matters;
  - Inclusion program for workers with disabilities; support program for children with disabilities, among others.
  - Talks and *webinars* throughout the year on topics related to self-care, personal development, emotional health, and other areas.
  - Active Breaks is a free, voluntary program designed to promote physical and mental wellbeing through brief exercises during the workday. It is offered to internal and external workers and includes activities designed to reduce stress, improve concentration, and foster a healthy work environment.

- **Family:** Benefits and activities for employees and their families through a variety of programs that contribute to quality of life.
  - Children up to 2 years old: maternity benefits and birth bonus.
  - Education for employees' children: daycare assistance for mothers, school vouchers, education awards and scholarships for the best PAES scores.
  - Christmas benefits: Christmas party and gift for children through age 12.
  - Special Celebrations: Mother's Day, Father's Day, Children's Day, national holidays.

- **Occupational Disability Benefit:** One of the benefits offered by the bank is anticipated payment of the Labor Disability Subsidy (*Subsidio de Incapacidad Laboral*, SIL).

  The bank also subsidizes the first three days of medical leaves that are equal to or less than 10 days, which are not covered by the health entities, with a maximum of three medical leaves in a calendar year.
  These benefits are available to all employees with open-ended contracts in accordance with the collective bargaining agreement.

- **Economic:** Benefits designed to provide several forms of financial support for employees.
  - Holiday and other bonuses.
  - Special allowances.
  - Housing benefits for first-time home buyers.
  - *Banca Propia*, a service with discounts and benefits that include access to checking accounts, credit cards and other products under preferential conditions. This benefit can also be extended to the spouse and children. CMF 5.8.v

- **Life and Health:** Initiatives aimed at caring for the health of workers, promoting self-care and healthy lifestyle habits.
  - The My Health Program offers medical and nutritional care, preventive medical exams, immunization campaigns, medical loans, and advances for medical emergencies, among other benefits.
  - Comprehensive health insurance with medical, catastrophic, dental, and life coverage.



Development, Benefits, and Talent Retention

- The bank's Comprehensive Wellness Program was launched in 2024 to promote the comprehensive care of workers and contribute to their active aging through tools and benefits related to physical activity, healthy eating, and physical and emotional health. The program was carried out through training courses, webinars with thematic specialists, and care provided by different health professionals (physicians, nutritionists, physical therapists, and psychologists).

- ***BiciChile*:** Bicycle storage for employees at centrally located branches in the Metropolitan Region during working hours. The bike storage facility can hold up to 150 bicycles and also includes men's and women's dressing rooms equipped with bathrooms, showers, and lockers; bicycle mechanic service; laundry services; trained personnel for assistance; secure space; digitalized access control; and high-tech equipment.

CMF
5.8.v

GRI
2-30
402-1

- **Free Time:** Leisure time initiatives and work-life balance benefits.
  - Time off with the family
  - Afternoon off for birthdays
  - Death leave
  - Time off for parents following the birth of a child
  - Time off for marriage or civil union
  - Time off for residential moves

- **Development:** These initiatives are designed to recognize effort and support educational and professional development such as internal mobility, ongoing training courses, undergraduate and graduate scholarships, a physical library, and an online library.

- ***Chile Activo*:** Program for employees and their families that promotes sports, culture, and recreation through sports teams, reimbursements, workshops, and cultural activities. It includes the BCH Stadium in Vitacura, which offers users the opportunity to use sports equipment, and recreational centers in Algarrobo and Graneros with cabins, swimming pools, and green areas. In addition, summer and winter school and workshops are offered for employees' children.

- **Bank Points:** Employees can access various benefits for use during their free time and other benefits associated with recreation and ports through this points redemption program.

Collective Bargaining Processes

Banco de Chile has five collective bargaining agreements with its nine labor unions. The total percentage of employees covered by these collective bargaining agreements at year-end was 94%.

Banco de Chile Union Organizations

1. Banco de Chile – Edwards Union (BAE)
2. Banco Chile Southern Zone Union
3. Banco de Chile Union
4. Banco de Chile Fifth Region Northern Zone Union
5. Banco de Chile Central Zone Union
6. Citibank Union
7. Punta Arenas Union
8. National Union
9. Promarket Union

The working conditions and terms of employment of employees not covered by collective bargaining agreements are determined on an individual basis.

No new collective bargaining processes were held in 2024; however, we worked on the correct implementation and maintenance of the agreements in force. In addition, several spaces including various working groups, meetings, and gatherings were organized to distribute information on legal, regulatory (internal and external), and process changes.

Finally, as in previous years, although there have been no complex operational changes, workers' representatives are informed of any such changes within 30 days.

7

SUPPLIER MANAGEMENT

Our goal in the area of supplier management is to ensure that the goods and services required by Banco de Chile and its subsidiaries are acquired and contracted in an open, transparent, timely and competitive manner. Likewise, sustainability criteria are incorporated as part of the requirements for doing business with a supplier on a long-term basis, always promoting mutual benefit.

The Supplier Selection and Management Policy and the Supplier Code of Conduct are the pillars of the bank's relationship with its suppliers and contractors.

At the close of 2024, Banco de Chile had 6,572 suppliers, 6,427 domestic and 145 foreign. Cognizant of the importance of strengthening the local market, 93.9% of the bank's purchases were made from domestic suppliers in 2023 (measured in amounts paid).

Banco de Chile did not have any exceptional term agreements with its suppliers registered with the Ministry of Economy, Development and Tourism in 2024.

CMF
6.2.iii
7.1.v
7.2

Banco de Chile does not currently have any suppliers that individually represent 10% or more of its annual purchases.


Banco de Chile
CAJAS
CENTRO DE ATENCION AL CLIENTE
MERCADO DE CORREDORES
PAGO DE PROVEEDORES

Supplier Code of Conduct

Banco de Chile has a Supplier Code of Conduct designed to ensure that suppliers comply with high ethical and responsibility standards in their business practices. To this end, the corporation has a single supplier form that strengthens the accreditation process by digitalizing the required documentation using the SAP-Ariba procurement platform. Its main objective is to disseminate and monitor the understanding of and compliance with the code by the bank's suppliers.

All contracts that Banco de Chile signs with its suppliers include a crime prevention clause (Law No. 20,393) in which the supplier declares that: a) It only participates in legitimate business and b) It maintains superior service standards, always acting within a framework of fair, legitimate and open competition.

The Code of Conduct establishes **eight fundamental principles**:

1. Compliance with the law.
2. Commitment to uphold human rights.
3. Commitment to caring for the environment.
4. Crime prevention using complaint channels.
5. Asset laundering prevention.
6. Conflict of interest prevention.
7. Protection of free competition.
8. Confidentiality of information.

Supplier Payments

The Company's average payment term for suppliers is 14 days, far exceeding the legal requirements within the country (30 days).

The Supplier Operating Committee (COP) evaluates the criticality of the services provided by contracted suppliers based on the current policy and the methodology for classifying and identifying critical suppliers. The above does not affect payment terms.

Supplier payments	No. of invoices paid			
	Domestic	Foreign	% Domestic	Total
Up to 30 days	156,937	1,569	99%	158,506

Supplier payments	Total value of invoices paid		
	Domestic	Foreign	Total
Up to 30 days	Ch$722,012,245,250	Ch$47,052,689,174	Ch$769,064,934,424

Supplier payments	Total interest paid on invoices		
	Domestic	Foreign	Total
Up to 30 days	0	0	0

Supplier payments	Number of suppliers		
	Domestic	Foreign	Total
Up to 30 days	6,427	145	6,572



Supplier Assessment

Banco de Chile and its subsidiaries use a supplier selection and assessment process based on its Supplier Selection and Management Policy. The process covers all areas of the corporation and begins by accrediting the company to verify various legal, commercial, financial and labor aspects. If accredited, they can participate in tenders or negotiations. Prior to awarding the job or contract, the criticality of the service is determined on the basis of business continuity, information security, financial results, and legal and reputational risk.

Additional factors are considered when assessing service outsourcing such as customer impact, concentration levels and country risk (for foreign suppliers). The bank also applies the Customary Related Party Transactions Policy, Chapter XVI of Law 18,046 on Corporations and the guidelines for transactions with Politically Exposed Persons (PEP) in the CMF's Updated Standards, which considers reputational and business criteria.

In 2023, various aspects related to the environment, social responsibility and corporate governance were incorporated into the Supplier Management and Selection Policy. This ensures that all goods and services necessary to fulfill the bank's mission are contracted and procured through transparent, equitable and timely processes that align with corporate governance best practices.

CMF
7.1.i
7.1.ii
7.1.iii
7.1.iv
7.2

Supplier Assessment

Specifically, Banco de Chile includes a social and environmental sustainability clause in the contracts it signs with its suppliers. The purpose of this clause is to ensure that the bank's suppliers adhere to the social and environmental sustainability principles established in Banco de Chile's Supplier Code of Conduct.

This policy was implemented in all of the institution's procurement processes. Through these instruments, we seek to select suppliers that meet the sustainability standards established by the organization.

Suppliers assessed in 2024			
Total suppliers	6,572	International suppliers assessed	145
Domestic suppliers	6,427	Suppliers assessed with respect to total suppliers	100%
Foreign suppliers	145	% of annual purchases from domestic suppliers assessed	93.9%
Critical suppliers	63	% of annual purchases from foreign suppliers assessed	6.1%
Non-critical suppliers	6,509	% of suppliers assessed using environmental criteria	7.5%
Domestic suppliers assessed	6,427	% of suppliers assessed using social criteria	7.5%

CMF

7.2


Banco de Chile

Subcontracting

Supplier relationship management is governed by a set of policies and protocols that ensure the creation of solid, lasting and mutually beneficial relationships throughout the bank's supply chain.

Banco de Chile has two regulations governing the relationship between the corporation and its subcontractors.

1 Risk Prevention Regulations for Contractors and Subcontractors

These regulations establish a series of administrative procedures, responsibilities and requirements related to risk prevention that must be carried out by contractors and subcontractors. Among other issues, this document seeks to ensure compliance with occupational health and safety standards throughout the value chain; promote mutual respect, positive work coexistence and prohibit all forms of harassment; and act in accordance with environmental management requirements. Banco de Chile complies with domestic regulations on the protection of fundamental rights at work, such as non-discrimination, occupational health and safety, working hours, maternal protection rights and others. These aspects are included in both the Internal Health and Safety Regulations and the Country Commitment Action Framework.

2 Special Regulations for Banco de Chile Contractors and Subcontractors

Banco de Chile has set a standard for contracting and subcontracting. Its terms are set out in the Special Regulations for Contractors and Subcontractors and are based on compliance with the law and reaffirming its corporate responsibility in its supply chain. These regulations are an integral part of the tender documents and are made known to the suppliers participating in a negotiation and/or tender process at Banco de Chile. In addition, they are an integral part of the contract once the supplier(s) are awarded. As part of its legal and reputational review for services outsourced through contractors and subcontractors, the Corporation's processes include the oversight of compliance with social security payments by these suppliers to their employees in accordance with the Subcontracting and Subsidiary Liability Law.

CMF 5.9



Subcontracting

Procurement Center of Excellence

The Procurement Center of Excellence (*Centro de Excelencia de Compras* or CEC) was established in 2021 with the purpose of centralizing and optimizing the tasks of procurement of goods and contracting of services. Its main objective is to ensure efficiency in the procurement processes and an adequate balance, leveraging the best market conditions and managing the supply and demand of services and goods. To achieve this, the CEC has a team of highly specialized professionals who apply rigorous standards and strategic sourcing protocols that, in addition to pursuing resource optimization, are designed to mitigate risks and incorporate control and traceability into the procurement and supplier selection process through a world-class sourcing platform.

CMF
5.9


Banco de Chile

PHASE 1: Defining the Requirement

An independent procurement area was created that documents, assesses and analyzes all procurement needs, anticipating future requirements based on an annual purchasing plan or navigation chart.

PHASE 2: Managing Requirements

The Procurement Department evaluates whether the requirement and its specifications can be consolidated across the entire organization and its subsidiaries based on centralized information that was mainly gathered when preparing the annual purchasing plan.

PHASE 3: Validating the Model and Strategy

The Procurement Department is the sole formal communication channel used with suppliers during a tender/negotiation. It determines the strategic approach that will be used for the specific need rather than relying on quotes as the standard approach.

PHASE 4: Market Consultation

The Procurement Department reviews the market, analyzes which suppliers can be invited with the user and suggests inviting additional suppliers. The user is responsible for preparing the technical specifications and technical evaluation criteria.

PHASE 5: Negotiations and Results

The Procurement Department prepares negotiations with the user, defines roles, prepares supporting material and negotiates. It is also responsible for negotiating and submitting the final result to the technical user/service manager.

New controls were added to this phase in 2024. One involves soliciting the advice of the Tax Department to identify the appropriate taxation to be applied depending on the supplier, type of service or in case there are foreign suppliers from whom additional information should be requested when evaluating the bid.

The bank also added a control in the administration area when the service involves subcontracting, prior to being awarded, in order to ensure adequate oversight of external personnel.

PHASE 6: Contract Management

The Procurement Department is responsible for ensuring that the conditions agreed with the supplier are correctly reflected in the contracts with assistance from the Legal Affairs team and the technical user/service administrator.

In 2024, a Global Control Department control was incorporated for contracts related to critical services. The department ensures that the contract contains all of the required clauses before it is signed.

Commitment to Suppliers

Sustainability is a priority for the bank, and its suppliers are expected to refrain from engaging in environmental actions that contravene the international commitments to which the bank has adhered or its Environmental Policy.

The social and environmental sustainability clause contained in the contracts with its suppliers instructs the supplier to declare that it:

- Has implemented appropriate procedures to ensure compliance with the ethical, social and environmental standards set forth in the aforementioned Code of Conduct so that its employees act in accordance with its contents.
- Fully complies with current regulations applicable to its activity and especially with current labor and immigration legislation including, among other aspects, those related to remuneration, working hours, freedom of association, occupational health and safety, immigration regulations, minimum hiring age and prohibition of child labor.
- Commits to respect human rights and environmental stewardship, both with regard to the legislation in force in the country and the principles and international treaties on this matter that have been ratified by Chile and are in force.
- Has policies meant to foster inclusion and discourage arbitrary discrimination, especially on the basis of race, sexual orientation, age, marital status, religion, physical or mental condition, political opinion, nationality, or social origin.
- Carries out its activities with respect for the rules that regulate free competition, avoiding behaviors that illegally restrict it or that could be considered to constitute unfair competition or an abuse of dominant position.

CMF 7.2

Sustainable Sourcing Program

The bank is developing a sustainable sourcing program. Its main objective is to integrate responsible practices in the purchase of goods and services, considering their environmental, social and governance impact.

During the initial phase, a diagnostic survey was conducted among suppliers that provide critical services to the bank in order to measure where they are positioned. The second phase entailed using this information to develop standards and goals to create a work plan to close and/or reduce the gaps identified.

Although this work plan is still under development, it includes training and talks offered to suppliers that will allow us to make progress in this area and to identify outstanding suppliers in this area.


Diagnostic
Objectives and Strategy
Development of Standards
Training
Implementation and Execution
Continuous Improvement

Complaint Channel

In an effort to promote transparency and compliance with legal regulations and the Supplier Code of Conduct, Banco de Chile has a complaint channel that allows any person or supplier who witnesses unethical or illegal conduct to file a formal complaint. Two e-mail addresses have been set up to facilitate this process: proveedores2@bancochile.cl and denunciasley20393@bancochile.cl. Any information provided via these email addresses is received in a confidential, impartial and objective manner so that it can be analyzed. No complaints were submitted via email in 2024.

Cybersecurity Standards for Suppliers

Banco de Chile maintained its Cyber Risk Methodology, Classification and Definition in order to evaluate and measure the security of the services provided by its suppliers. To this end, it asks suppliers to send detailed information and documentation through the Service Cyber Risk Exposure Sheet (FECIRS).

The level of exposure to cyber risk of each service provided by suppliers is classified as very low, low, moderate, high or extreme. This classification is based on the evaluation of the criticality and degree of compliance in 22 control areas which contain requirements to reduce the risk of a potential breach of the bank's cybersecurity. Action and follow-up plans are established for each case depending on the level of exposure.

CMF

7.2



Banco de Chile

8

COMMUNITY

AND THE ENVIRONMENT

Community

As part of its Commitment to Chile and the community, Banco de Chile promotes a series of initiatives focused mainly on four areas: education; emergency response; inclusion, non-discrimination, and respect for diversity; and environmental stewardship.

Banco de Chile's sustainability strategy is aligned with the UN Sustainable Development Goals (SDGs). As such, it seeks to promote inclusive economic development, foster environmental sustainability, develop innovation and partnerships, and strengthen the relationship with the communities in which the bank has a presence.



Social investment(*)

Social investment	2024
Contributions	Ch$1,274,970,102
Business / education / social initiatives	Ch$5,881,231,780
Total social investment	**Ch$7,176,201,882**

(*) Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the Commitment to Chile and its people.


Sustainable
Development
Goals (SDG)

Community Engagement

The foundation of the bank's community engagement policy is its 8,000 employee volunteers. The policy is designed to establish principles and guidelines that ensure that the entity makes a real and effective contribution to society.

The corporation has focused on strengthening ties with the community through competitive grants, partnerships and volunteer programs, and enhancing strategic collaborations with foundations, universities, and organizations in line with the pillars of sustainability–entrepreneurship and education, environmental stewardship, emergency support, and inclusion–with a strong emphasis on local relevance.

Corporate Volunteering

Nationwide volunteering figures	2024
No. of beneficiaries (direct and indirect)(*)	3,088,797(*)
No. of volunteers and percentage increase/decrease compared to 2023	8,354 volunteers, 1% less than the previous year
No. of volunteer hours and equivalence in working days	181,937 hours equivalent to 22,742 working days
No. of activities developed	277
Percentage of activities carried out in the Metropolitan Region versus other regions	48% in MR and 52% in other regions

(*) The increase in beneficiaries is due to the increase in activities in places with larger populations (direct and indirect beneficiaries).

Education for Chile

Banco de Chile is aware that education is a key factor in the country's economic and social development.

The Education for Chile program seeks to promote education in the country through various partnerships, providing tools that allow for better job opportunities and a better quality of life.

The main initiatives in this area are:

Count on Chile

This program seeks to help people to understand and correctly manage financial concepts and products, allowing them to make decisions that will improve their present and future economic wellbeing.

In 2024, more than 60 of the bank's employee volunteers delivered 146 talks to more than 4,000 people in all regions of the country. Special emphasis was placed on young students in high school and college, senior citizens, people with disabilities, and women entrepreneurs.


Banco de Chile

Community

Financial Education and Wellbeing

4,586 beneficiaries of the Financial Education Program

SASB
FN-CB-240a.4

	2024
Commitment to financial education	379 seniors 2,408 schoolchildren 106 people with disabilities 22 schools 60 volunteer mentors 4,586 beneficiaries of the Financial Education Program 146 talks
Customer education channels (in-person and/or remote)	Banco de Chile impacts customers and non-customers alike, as financial education is important for everyone. Financial education initiatives are offered both in-person and virtually using tools like presentations and talks. Key areas such as Digital, Marketing, and Internal Communications are committed to using social media to reach users in regard to important topics like cybersecurity.
Differentiated financial education strategies for different demographic groups	Banco de Chile Mentors works with social institutions and organizations requesting financial education talks to adapt the material, content, and examples used to the various segments to ensure that the programs align with their interests and needs. Along these lines, materials on personal finance, cybersecurity and investment education are available for segments such as high school students; young adults; heads of households; entrepreneurs; senior citizens; people with cognitive, hearing and visual disabilities; and Creole speakers.
Financial education activities delivered by financial advisors and key community organizations	This year, Banco de Chile worked with Mi Barrio Financiero, Avanza Inclusión, and Edudown to enhance and make adjustments to the financial education materials that are taken to the community in an effort to ensure that they meet the various segments' needs and interests. These organizations also trained and advised Banco de Chile volunteers on communication and outreach to target audiences.
Financial education providers	The bank's work with Brattia Spa, Leverage Consultores, and Mi Barrio Financiero was key for the development and execution of the content that is taken to the community along with the support and advice of those responsible for delivering it, including Financial Education Mentors volunteers.

TP Commitment

This initiative is focused on technical-professional secondary education. Its objective is to enhance the training received by students to facilitate their entry into the labor market.

Through the use of the pre-contract tax exemption, more than 600 students in the 12th grade were trained and certified in accounting, connectivity and networks, and programming and telecommunications. They now have high levels of employability and the opportunity to access internships in various bank areas. These students were also supported by volunteer mentors from Banco de Chile who met with the students to address issues of employability, financial education, and cybersecurity.

The TP Commitment initiative offers a set of complementary activities for teachers. During 2024, 90 scholarships were awarded for certification in Generative Artificial Intelligence, a course developed by the Instituto Tecnológico de Monterrey. In addition, competitive grants were made available to promote and strengthen the specialties taught in schools. We funded eight projects impacting more than 500 students this year.

More Women in Technology

For the past four years, Banco de Chile has been promoting the building of technological skills among women and young people who are seeking new job opportunities in an effort to improve their quality of life and that of their families.

During 2024, a total of 225 women and young people enrolled in "bootcamp" programs. These 60- to 350-hour initiatives provided certification in specialties such as web development, cloud support practitioner, Full-Stack Java web development with Spring & Springboot, data analysis, and visualization techniques. This project was possible thanks to our partnership with CDI Chile, Coding Dojo, and Generation Chile, whose teams of professionals train and support students with a focus on employability.


ENCUENTRO
PYMES
PARA
CHILE
Banco de Chile

Employment Scholarships

The bank awarded over 1,200 training scholarships in 2024 through tax credit employment scholarships designed to provide more and better employability opportunities.

- 56% people with disabilities
- 22% entrepreneurs
- 12% at-risk youth and women
- 10% seniors

Heritage Tours

Banco de Chile once again opened the doors of its Head Office–a building that was declared a historic monument in 2016–to groups of students, teachers, and employees in order to foster a sense of belonging and reflect the corporation's commitment to Chile. The tour includes an activity or talk focused on technical topics, job training or financial education depending on the needs of the group.

Co-op Program

Co-op Program (Education for Chile). Banco de Chile's Co-op Program has been carried out since 2017 within the framework of the Pacific Alliance, which works toward the economic and social development of its member countries.

For the eighth consecutive year, 20 high school juniors and seniors from the administration and accounting program at Santa Juliana Technical High School in Recoleta toured various areas of the bank in 2024. They were accompanied by bank mentors throughout their learning process.

The students completed more than 400 hours of co-op learning at the bank and participated in 14 workshops, accumulating more than 1250 hours of complementary training. These activities were focused on their personal and professional development, strengthening their skills and providing them with practical tools for the job market.

By supporting students and enhancing their education, the bank contributes to the growth and strengthening of the community, creating a more inclusive and prosperous environment for all.

Community

Partnerships with Universities

	Program Name	Program Objective
Universidad Adolfo Ibáñez	Transformational Women	The “Transformational Women” program seeks to develop high-potential female employees by giving them knowledge and tools to strengthen their capabilities and build their skills.
	Leadership Skills	This program seeks to develop high-potential employees by equipping them with knowledge and tools to strengthen their capabilities and build skills for taking on positions of greater responsibility.
Universidad de Chile School of Economics and Business	ABIF’s My Financial Neighborhood	Banco de Chile sits on the My Financial Neighborhood Council, an initiative from the Association of Banks and Financial Institutions (ABIF) to promote and bring financial education closer to the community.
Universidad Andrés Bello	Financial Education Talks, BCH Mentors	The program’s objective is to provide financial education tools to the community. The material is adapted to the target audience (schools, universities, entrepreneurs, senior citizens, migrants, etc.). This initiative encourages informed decision making and positive financial habits, such as saving and responsible spending. The content seeks to address current needs and requirements of the CMF.
Universidad Santa Tomás		
Universidad de la Frontera		
Universidad de Los Lagos		
Universidad de Talca		
Universidad Federico Santa María		
Universidad Católica del Norte		
Universidad Católica de Valparaíso		
Universidad Arturo Prat		
Universidad de Antofagasta		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)	Financial Wellbeing Talk	Deliver key recommendations for financial wellbeing.
Universidad Nacional Andrés Bello		
Universidad de Chile	Talk on Products and Benefits	Training on financial products for the segment and their correct use.
Universidad del Biobío		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)		
Universidad Federico Santa María		
Universidad Católica de Valparaíso		
Universidad Católica del Norte		
Universidad de Antofagasta		

	Program Name	Program Objective
Universidad del Desarrollo	National University Entrepreneurship Competition	The fourth version of this competition was held in 2024. It is targeted towards recent graduates (up to two years out of school) and graduate students from universities and technical training centers throughout Chile The objective of this competition is to promote university entrepreneurship as a process that impacts society, providing tools through a comprehensive training and acceleration program while delivering valuable networks and access to the national entrepreneurship and innovation ecosystem. A total of 629 applications were received from 1,020 applicants (undergraduate students, recent graduates, and graduate students) from 68 higher education institutions throughout Chile last year.
	National School Entrepreneurship Competition	This competition trains agents of change, promoting 21st century skills in entrepreneurship and encouraging the development of innovative solutions that impact society and whose problems must be related to one or more Sustainable Development Goals (SDGs). The contest is focused on teachers and their respective students in 7th to 12th grade from schools throughout the country. A total of 437 applications were received from 949 students through 174 teachers from 126 schools throughout Chile for the third version of this program in 2024.
	School Entrepreneurship Mentoring Certification	This training program is directed at teachers of students in grades 7 through 12 who want to acquire knowledge in order to strengthen the attitudes and skills necessary to train agents of change in their school community. A total of 86 teachers were awarded a full scholarship for the program in 2024. We received 300 applications from teachers representing 164 schools throughout Chile for this third version of the initiative.
	UDD Entrepreneurship Academy	The UDD Entrepreneurship Academy is an online program of classes and workshops taught by experts from Universidad del Desarrollo and leading professionals linked to the national ecosystem. Knowledge is delivered through content capsules that can be used to take a project to the next level. This platform was made available free of charge as a training program for the first 200 winners of the 7th, 8th and 9th National Entrepreneur Challenge Competition so that they can continue to boost their potential and acquire tools that they can use in their businesses.
UDD Ventures (Business Accelerator at Universidad del Desarrollo)	Workshop on Pitching and Storytelling	Training program focused on storytelling to create effective stories and presentations when employees are asked to pitch a new project. This program is aimed at the finalists of Banco de Chile's Entrepreneurial Challenge contest from the past several years. The goal is to provide them with tools and prepare them to present ideas for the contest or other opportunities related to their path to entrepreneurship.
Universidad de los Andes	Challengers Innovation Challenge	National competition developed in partnership with Universidad de los Andes to engage students between 16 and 25 years of age in efforts to solve a social problem by developing innovative proposals. Participants in this year's eighth version of the challenge were asked to respond to the growing issue of teaching program applicant scarcity in Chile. Over 7,000 students participated in the challenge in 2024. The winning proposal focused on creating a dual degree model for STEM (Science, Technology, Engineering and Mathematics) careers and secondary education teaching programs. The winning team will travel to Switzerland, a leader in innovation.

Community

Emergency Response Initiatives

Viña del Mar Fires

Volunteers from Banco de Chile–in collaboration with Desafío Levantemos Chile–were deployed in the field to support the business owners who were impacted by the fires that affected the Villa Independencia and El Olivar sectors of Viña del Mar in early 2024.

The assistance, which was granted to 500 business owners, included a wide range of tools such as refrigerators, ovens, scales, industrial dough mixers, and stainless steel counters in order to help them to get back to work as soon as possible.

The bank also took a series of extraordinary measures for its customers in the Retail and SME segments in order to meet their most urgent needs in the aftermath of this catastrophe. These include rescheduling dividends and loans; access to new loans with grace periods and preferential rates; interest-free installment purchases in areas such as construction and hardware stores; and a special program for those who lost their ID cards.

A New School for Colico Alto

We opened a new school in the Colico Alto sector of Santa Juana to replace the building that was destroyed by forest fires in 2023. The reconstruction work was financed by Banco de Chile in partnership with Desafío Levantemos Chile. The new facility reflects high construction and accessibility standards and boasts thermal insulation and the equipment necessary to open its doors, such as furniture and teaching materials.


VOLUNTARIOS

Entrepreneurship

Throughout its 131-year history, Banco de Chile has demonstrated its commitment to the development and success of the country's entrepreneurs, particularly women who own micro enterprises.

The key initiatives undertaken in this area in 2024 are listed below:



National Entrepreneur Challenge Competition

The National Entrepreneur Challenge Competition has become one of the most important competitions of its kind in the country. It recognizes projects that promote innovation and sustainability, addressing both local and global issues. The ninth initiative was launched in 2024 with the slogan "When an entrepreneur wins, so does Chile." It is promoted by Banco de Chile through its SMEs for Chile Program in partnership with Desafío Levantemos Chile. We received more than 23,000 applications from entrepreneurs from all regions of the country this year.

National School Entrepreneurship Competition

Banco de Chile and Universidad del Desarrollo (UDD) partnered on this program for the third time in 2024 through the SMEs for Chile Program. The purpose of the initiative is to promote entrepreneurship among students and highlight ideas that positively impact society or the environment, providing innovative, future-oriented solutions.

Entrepreneurial Impact

The fourth version of the National University Entrepreneurship Competition was held in 2024. It is sponsored by Banco de Chile's SMEs for Chile Program and Universidad del Desarrollo (UDD). A total of 460 teams of over 1,000 undergraduate students, recent graduates (up to two years), and graduate students from 68 institutions of higher education (universities, professional institutes, and technical training centers) from throughout the country took part in the initiative this year.

Women Who Inspire

Women Who Inspire is a comprehensive program that promotes gender equality, education, work, and the development of local economies by recognizing women who are leaving their mark on their communities.

The 2024 competition was focused exclusively on women who own micro enterprises that provide innovative products and/or services that impact social, educational, or environmental spaces. A total of 488 applications were received and the 40 winners were selected from 31 municipalities in 12 regions of the country: Tarapacá, Antofagasta, Coquimbo, Valparaíso, the Metropolitan Region, O'Higgins, Maule, Biobío, La Araucanía, Los Ríos, Los Lagos, and Magallanes.

Twenty-two of this year's 40 winners focus on caring for the environment, six work in the field of education, and 12 promote inclusion and diversity.

Banco de Chile Innovative Woman Award

The corporation held the third version of the Banco de Chile Innovative Woman Award, which seeks to highlight the role of women in innovation and sustainable development and is given each year at the Avonni Awards.

This year's winner was Loretxu García Arraztoa, a journalist by trade who has developed a notable career in the construction sector over the past 20 years. Her Nido Cell Biogel project is designed to improve energy efficiency, sound proofing, and resistance to fire in buildings.

Community

SMEs for Chile Entrepreneurs Meeting

This program offered participants opportunities to learn, be inspired, and network through talks given by experts to over 150 participants in the bank's various entrepreneurship programs, including Women Who Inspire, the National Entrepreneur Challenge Competition, and the Banco de Chile Innovative Woman Award.

Inclusion

Banco de Chile is committed to creating conditions of respect, integrity, responsibility and fairness within the organization, aspiring to be the best place to work for all employees.

The 2024 initiatives in this area are:

Teletón

Banco de Chile launched its fundraising campaign in an effort to call on the entire country to support the work that the Teletón has done for the past 46 years, promoting the rehabilitation and inclusion of the over 32,000 young people who receive services at its 14 institutions, which are located throughout Chile, from Arica to Coyhaique.


Teletón

As it does each year, Banco de Chile made all of its in-person and digital platforms available to the Teletón along with the commitment, effort, and energy of over 7,000 employee volunteers. In addition, it set up more than 3,000 collection points nationwide at locations including branches, auxiliary boxes, mailboxes, ATMs, and POS machines, among others.

The 2024 Teletón campaign raised a total of Ch$47,437,062,872. Contributions from individuals represented 71% of this amount, while companies accounted for the remaining 29%.

Seniors

Banco de Chile volunteers provided support to senior citizens by telephone and letter for the fourth consecutive year. This year, 100 volunteers from the Juan Carlos Kantor "Amanoz" Foundation and the Las Rosas Foundation helped to address loneliness and promote the emotional wellbeing of program participants over a six-month period.

The Chilean Open

The Chilean Open Banco de Chile Cup wheelchair tennis tournament celebrated its 25th anniversary this year. This makes it one of the oldest competitions of its kind in the world.

The championship is a qualifying event for the Uniqlo Wheelchair Tennis Tour, the global circuit for this adaptive tennis discipline. Its equivalent is the ATP Tour.

Participants came from South America, North America, and Europe. Chile had players from Antofagasta, Viña del Mar, Santiago, Requínoa, Talca, and Temuco, among other municipalities. Outstanding Chilean competitors include Macarena Cabrillana (#1 in Chile, #21 in the world, singles and doubles champion at Indian Wells, and bronze medalist at the Santiago 2023 Parapan American Games) and Alexander Cataldo (#1 in Chile, #13 in the world, and a silver medalist at the Parapan American Games).

A Meaningful Christmas

This annual initiative awards funds to teams of volunteers so that they can design and execute sustainable projects that benefit social organizations nationwide. Projects can promote actions or initiatives that contribute to environmental stewardship, inclusion, education, and/or entrepreneurship. The seventh version of the project mobilized over 1,200 volunteers in 2024, offering support to approximately ten thousand young people with disabilities and seniors at 98 institutions in 73 Chilean communities.

Breast Cancer Campaign

As part of its commitment to this cause, Banco Edwards–part of Corporación Banco de Chile–has partnered with Fundación Chile Sin Cáncer for the past nine years.

In 2016, it financed the Outpatient Oncology Center at Sótero del Río Hospital, which doubled the cancer care capacity for seven communities in the Metropolitan Region. To date, more than 82,000 chemotherapy treatments and nearly 92,000 oncology appointments have been provided.

In 2022, the campaign financed an Oncology Physical Therapy Room at the same hospital. Since then, over ten thousand sessions have been provided to patients.

In 2023, 38 scholarships were awarded to healthcare professionals and breast prostheses were given to a group of public system patients to support them as they close the door on this difficult chapter in their lives.

This year, the program sponsored internal and external awareness including:

- Talks with leading oncologists
- Internal communications campaign
- Encouraging women to get tested
- Mapping at the Edwards branch office
- Velvet Fair Sponsorship
- Social media activity
- Activities at our headquarters

Banchile Inversiones

In regard to community engagement with a focus on contributing to education, Banchile Inversiones, a brand that includes Banchile AGF and Banchile Corredores de Bolsa, donated 15 computers to Corporación Educacional Cristo Joven. The units were reconditioned and are being used by the school's administrators and teachers. In addition, 435 books and children's stories were donated to the foundation's preschools.

This year Banchile Inversiones also renewed its participation in the Alliance for Youth, an initiative organized by Nestlé that aims to increase employment opportunities for this age group.

As it did last year, Banchile Inversiones partnered with the start-up Poliglota to offer a free online course on investment in English. Participants learn basic concepts related to investments so that they can make informed decisions and practice English. They receive a certificate of participation and language assessment at the end of the program.

As part of the diversity and inclusion initiatives, 10 Banchile Inversiones employees took a sign language course in order to facilitate inclusion of people with hearing disabilities in all of our internal processes. The efforts of Banchile Inversiones to build a more inclusive society earned the entity recognition from SOFOFA through the Inclusive Companies Network (ReIn). The company scored 86.2% on the Measurement of Corporate Labor Inclusion (MILE) in 2024.

In addition, in an effort to address the challenge of reducing waste, recycling and waste management activities were created in the entity's Huérfanos, Agustinas and Enrique Foster offices.



Community

Chilean Sports

Alejandro Tabilo
- 2 ATP titles in Auckland and Mallorca.
- Currently ranked 22nd in the world, he achieved a career-best ranking of 19th in the world in 2024.

Los Cóndores (Men's Team)
- National Rugby Team, Qualy for the Rugby World Cup Australia 2027. Won both matches against Paraguay and Brazil.

Los Cóndores Sevens (Men and Women)
- The men's team won gold in SAR Sevens and in Bolivarianos and qualified for Challenger 2025.
- The women's team won silver in Bolivarianos.

Selknam Rugby
- This professional team represents Chile at the Super Rugby Americas, a tournament that brings together franchises from several South American countries and the United States.

The Grimalt Cousins
- Ninth place in the Paris Olympic Games, France.
- South American stage champions in Rancagua, Chile.
- South American finals champions at Uberlandia, Brazil.
- Champions of the Xiamen Challenge world circuit stage, China.
- Third place in the Elite16 world circuit in Vienna, Austria.

Bárbara Hernández
- First South American to complete swimming competitions in the seven most difficult seas in the world.
- World Champion at the Tallinn 2024 Winter Swimming World Championship in Estonia.
- Champion in the 1 kilometer at 3°C event in Poland.

Josefina Tapia
- Latin American Champion at the Bowl Inn Connection in Argentina and
- national champion for the third consecutive year.
- South American Champion Rey de Reyes, Chile.

Fernanda Gildemeister
- 2024 Downhill National Champion.
- Seventh place in the European Cup.

In 2024 Banco de Chile reaffirmed its commitment to the development of national rugby, supporting the Los Cóndores, Las Cóndores, and Selknam teams and establishing itself as a strategic partner of the sport in Chile. Key milestones from this past year include a record 28,000 people attending the Los Cóndores vs. Scotland match at the National Stadium in July.

Banco de Chile also celebrated the achievements of Alejandro Tabilo, who became the best tennis player in Latin America in 2024. Tabilo posted the highest ranking in his career, placing 19th in the world and closing out the season in 22nd place.

Banco de Chile sponsors a stand-out group of athletes, including cousins Esteban and Marco Grimalt, the Chilean beach volleyball players who ranked 9th at the Paris Olympic Games in 2024 and solidified their position as international leaders in the sport. The corporation also supports ice water swimmer Bárbara Hernández, whose accomplishments last year included placing first in South America in the Seven Seas Challenge, another historic achievement for Chilean sports.

Banco de Chile also sponsors other award-winning athletes: Chilean skating champion Josefina Tapia reaffirmed her leadership in the region at the Bowl Inn Connection in Argentina. Fernanda Gildemeister, a downhill mountain biker, left her mark both in Chile and internationally. Wheelchair tennis players Macarena Cabrillana, who won Indian Wells, and national champion Alexander Cataldo also received support from Banco de Chile, as did paralympic weight lifter Jorge Carinao, who set the Panamerican record in his event.



The Environment

Banco de Chile prioritizes sustainable development and responsible environmental management, recognizing the role that financial institutions play in the economic system.

Its main initiatives and achievements in this area are:

Blue Commitment for Chile

Banco de Chile helps care for environment through the Blue Commitment for Chile Program, which features a wide range of initiatives in operational eco-efficiency, community engagement, recycling, and products and services designed for individuals and SMEs.

Blue Crew

"Blue Crew" (Cuadrilla Azul) is the corporate volunteer program that invites all bank employees to take an active and leading role in environmental stewardship. During 2024, its work focused mainly on cleaning beaches, rivers, and wetlands.

Banco de Chile managed to cover 10 cities nationwide over the course of just two days with the help of its 340 volunteers. The program sites were: Bahía Inglesa, La Serena, Cartagena, Santiago, Valdivia, Arica, Antofagasta, Santo Domingo, Punta Arenas, and Puerto Montt. More than 985,000 m^2 were cleaned and about 17 tons of waste was collected and taken to recycling plants and official landfills.



Banchile Corredores de Seguros

During 2024, Banchile Corredores de Seguros partnered with the international organization Parley for The Oceans to conduct a campaign to clean 75 beaches nationwide. The locations chosen include the Humboldt Penguin National Reserve in Punta de Choros in the Coquimbo Region, and Chiloé in the Los Lagos Region. Over 100 beach and wetlands cleanup projects are scheduled for this year.

This project involved more than 100 local organizations and 4,125 volunteers who collected 65 tons of waste, including more than 20 tons of plastic, preventing it from entering the sea.

One of this year's milestones was a trip to Laguna San Rafael National Park, where four beach clean-ups were completed in pristine protected areas in collaboration with the Puerto Río Tranquilo community. The expedition will be documented in a short film to be released in early 2025.

"For a Chile with a New Air" Campaign

Photio, winner of the 6th National Entrepreneur Challenge Competition, created a nanotechnological additive that transforms surfaces into air purifiers. Similar to photosynthesis, when applied to paints, coatings or other materials Photio technology reacts with light, triggering a unique decontamination process that degrades most greenhouse gases and air pollutants.

By the end of 2024, 61,414 m^2 in 89 bank branches had been treated with this additive. The air-purifying power of the substance applied to that surface area is equivalent to the work of 122,828 mature trees.

Also, as part of a virtuous circle, three Chilean mural artists and members of the Blue Crew corporate volunteer program were invited to paint murals on the facades of bank branches in five of the country's cities: Copiapó, Coquimbo, Santiago, Los Ángeles and Puerto Montt. Seven facades were painted in different styles, representing a total of 558 m^2. The benefit generated is equivalent to that of 1,116 mature trees.



Operational Eco-efficiency

In the context of the Environmental Sustainability Policy, Banco de Chile has established areas of intervention to minimize the effect of its operations in terms of energy and emissions, paper and water consumption, and waste generation and recycling.

The Administration and Corporate Affairs and Sustainable Development departments are responsible for coordinating with the different areas of the bank on diagnostic processes, indicators, projects, goals, and the management of the corresponding impacts.

This allowed the bank to comply with its environmental obligations and prevented environmental cases or legal proceedings in 2024.

A high-density forest planting was designed and executed as part of the 2024 initiatives in order to turn the Banco de Chile stadium into a sustainable environment. The design was based on the Miyawaky ecological restoration method using native species like quillay, peumo, boldo, maitén, and arrayán, which create effective natural visual and acoustic barriers. Plants with low water needs and flowers that attract pollinators were chosen for the initiative. Grass was replaced with ground cover plants with very low water consumption. To optimize water use, hydro-retaining polymers were applied to each planting and to all grassy areas.

Environmental Metrics

Operational Eco-Efficiency KPIs and Targets

Topic	Indicator	Unit	KPI 2023	KPI 2024
Energy	Total energy consumption(*)	GWh	32.6	33.2
Climate change	Direct GHG emissions (scope 1)	mtCO_2e	3,827	4,009
Climate change	Indirect GHG emissions (scope 2)	mtCO_2e	0	0
Waste	Waste to landfill from buildings	mt	1,002	1,065
Water	Total water consumption	thousands of m^3	259	270
Paper	Paper consumption	mt	288	222

(*) Total energy consumption: fossil fuels + certified 100% renewable electricity.

The Environment

Energy and Emissions

The corporation has signed power purchase agreements (PPAs) since 2021. These contracts ensure that the entity will purchase clean energy from the PFV Quillagua solar plant and are supported with Renewable Energy Certificates (I-REC). One hundred percent of the electricity consumed in 2024 came from these renewable energy plants. This included 2,863,312 kWh from the PFV Quillagua solar plant and 26,979,185 kWh from the Mampil hydroelectric plant. The figure below details energy consumption within the organization and throughout the value chain.


Internal Energy Consumption and Intensity
Energy consumption (GWh)
Intensity (kWh/m²)
45
40
35
30
25
20
15
10
5
0
140
120
100
80
60
40
20
0
123
120
108
113
109
110
117
36.8
35.4
31.6
31.2
30.1
29.8
29.8
3.2
3.1
2.3
2.4
2.5
2.8
3.3
2018
2019
2020
2021
2022
2023
2024
Certified 100% renewable electricity
Average grid electricity
Fossil fuels
Total energy/ surface area (1) (2)


Energy Consumption in the Value Chain
Energy consumption (GWh)
25
20
15
10
5
0
4.0
2.0
2.5
0.0
9.8
4.0
2.4
3.0
0.6
10.6
3.1
2.2
3.5
0.7
11.5
4.1
2.3
4.0
0.6
10.6
6.2
2.2
4.0
0.4
10.8
3.7
2.3
2.8
0.4
11.2
3.9
2.5
2.8
0.5
10.3
2018
2019
2020
2021
2022
2023
2024
Armored transportation services
Island ATM operation (outside branches) + third parties
Customer access using digital platforms
Courier transportation services
External data center services

(1) Surface area includes offices + branches + roofed surface area of recreational centers.
(2) Previous years' values recalculated to incorporate recreational centers.



The bank's carbon footprint is measured and verified annually and is a key indicator of the daily impact on climate change. According to 2024 data, its most significant emissions come from customer transportation, employee commutes, and the replenishment of refrigerant gases.

Banco de Chile reduced its carbon impact by 54% during the period 2019-2024. This includes direct, indirect, and other indirect emissions of the Carbon Footprint that companies are required to measure. When analyzing the sources that are under control (Scope 1 and 2 market method), a 60% decrease was recorded during that period. This was mainly due to the purchase of 100% renewable energy.

Carbon Footprint (market method)

Greenhouse gas (GHG) emissions inventory

33 k $mtCO_2e$ — Banco de Chile in 2024

Fuel and refrigerant gases — 4 k $mtCO_2e$ — SCOPE 1 — 12%

Source		$\%CO_2e$
Diesel generator	43kl	3%
Company diesel vehicle	278kl	19%
Company gasoline vehicle	8kl	0%
Refrigerant gases	1,773kg	78%

Electricity — 0 k $mtCO_2e$ — SCOPE 2 — 0%

Source	GWh	$\%CO_2e$
Average grid	0 GWh	N/A
100% renewable	30 GWh	No GHG
Solar panels	0 GWh	No GHG

Supplies and contracted services — 2 k $mtCO_2e$ — SCOPE 3 — 6%

Source	$\%CO_2e$
Datacenter service	0%
Armored transportation services	70%
Courier transportation services	8%
Other (paper, water, cards)	22%

Customer access to the bank — 19 k $mtCO_2e$ — SCOPE 3 — 58%

Source	% use	$\%CO_2e$
Private vehicle	26%	84%
Public transport	32%	11%
Bicycle and on foot	41%	0%
Island ATMs + web access	-	6%

Face-to-face and remote work by employees — 6 k $mtCO_2e$ — SCOPE 3 — 18%

Source	% use	$\%CO_2e$
Private trips alone	21%	51%
Private shared trips	19%	16%
Public transport	51%	31%
Bicycle and on foot	9%	0%
Remote work	-	2%

Other — 2 k $mtCO_2e$ — SCOPE 3 — 6%

Source	$\%CO_2e$
Business trips	49%
Fuel manufacturing A1	11%
Waste and recycling	41%

Source: Proyectae.

Notes:

- Differences may appear in the final figure due to rounding of decimals.
- Scope 2 emissions have been reported using the market method.
- Emissions from Category 15 (financing and investments) are excluded.
- This diagram should be reviewed in conjunction with the report.
- The information comes from different internal systems of the bank and supplier contacts with data as of January 15 and unavailable data provisions.
- GHG emissions were obtained by multiplying activity data by documented emission factors based on GHG Protocol guidelines using an operational control approach. Emissions of CO_2, CH_4, N_2O, SF_6, NF_3, HFCs and PFCs are considered.
- Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions and the factors published directly by DEFRA/Ministry of Energy are used for indirect emissions. Last updated on January 2. If the factors are updated at a later date, there could be retroactive recalculations in future inventories.
- Transportation of employees and customers is estimated based on trips made using information for this year and data on means of transport from surveys conducted in 2018.

The Ministry of the Environment's carbon management program HuellaChile awarded Banco de Chile the Quantification and Reduction Seal in 2023. This recognition highlights the bank's dedication to measuring and managing its greenhouse gas (GHG) emissions.

The Environment

Paper Consumption

Paper has traditionally been one of the bank's main supplies. The entity's ability to reduce its use of paper reflects its focus on digitalization, operational efficiency, and promoting sustainability. The corporation is evolving into a paperless organization by implementing a number of initiatives to minimize paper use. These include digitalizing correspondence with formal documentation for customers.


Paper Consumption
Metric tons of paper consumed
700
600
500
400
300
200
100
0
606
491
286
277
258
288
222
2018
2019
2020
2021
2022
2023
2024



Water Consumption

The corporation used 270,000 m^3 of water in 2024. This includes water used in the recreational centers located in Algarrobo and Graneros. Although the bank's operations do not have a significant impact on water use compared to other industries, the efficient management of this resource is part of the corporation's commitment and is managed by the Administration Area.


Water Consumption
Water consumption (Thousands of m3)
350
300
250
200
150
100
50
0
300
280
260
265
231
259
270
2018
2019
2020
2021
2022
2023
2024
Total water extracted

Waste Management

Banco de Chile manages its waste through an inclusive recycling system implemented as part of a triple impact project developed in collaboration with Kyklos, a B corporation dedicated to environmental culture. The bank has had a nationwide corporate recycling network since 2023. The data obtained are incorporated into a computer system to generate systematized reports, guaranteeing traceability and transparency. These reports include monthly declarations in the National Waste Declaration System (SINADER) in collaboration with local certified companies.

The project is carried out in partnership with grassroots recyclers who collect, sort, recover, repurpose, and reuse waste. The program also supports their effort to formally enter the labor market. This has a social and environmental impact on the regions and communities where the network operates. The corporation's employees actively contribute to these efforts, including workers from various divisions and cleaning staff. Thanks to these efforts, 66.2 tons of material were recovered in 2024.

Along these same lines, all the credentials of bank employees are made of recycled PVC/PET material, maintaining the same durability as traditional materials while allowing us to take care of and respect the environment. Since late 2022, new employees have received welcome kits that include a backpack made from recycled PET bottle fabric and a cell phone charger made from wheat fibers in a recyclable box. A total of 850 backpacks were distributed in 2024. That is equivalent to 21,250 recycled plastic bottles.

Extended Producer Responsibility Law (EPR) Impact

During the first half of 2024, Banco de Chile evaluated the impact of the Extended Producer Responsibility (EPR) Law 20.920. It concluded that Banco de Chile is considered a producer of priority products under the law because it introduces containers and packaging, oils, tires, batteries, and electrical and electronic equipment into the market either by importing the items or selling them to third parties.

Due to the quantities of priority products entering the market, in addition to reporting to the Ministry of the Environment through the official platform, the bank must implement a management system to organize and finance the collection and treatment of these products. This led Banco de Chile to join the ReSimple Collective Management System this year.

Card Recycling

As part of its Blue Commitment to Chile program, Banco de Chile has begun to recycle credit and debit cards, thus preventing them from ending up in landfills. In 2024, in collaboration with Reco Boards, the bank recycled more than 55,000 cards. The materials were used to create equipment for the Colico Alto School playground in Santa Juana.
In addition to the cards, more than 21,000 recovered Tetra Pak packages were used to build the playgrounds. This project prevented the emission of about 120 kilograms of CO_2 into the environment, saved more than 2,300 m^3 of water, and saved a dozen trees from logging.



Banco de Chile

9

INDICATORS

Sustainability

In this Annual Report, Banco de Chile presents its performance in financial and sustainability indicators, prioritizing compliance with the requirements of General Rule No. 30 as amended by General Rules No. 461 and 519 (hereinafter NCG No. 30), all from the Financial Market Commission (CMF).

The drafting of this report also incorporated "Commercial Banks" industry indicators in accordance with the Sustainability Accounting Standards (SASB) and guidelines of the updated version of the Global Reporting Initiative (GRI) standards for the "in reference" option. Both are international standards.

This report also shows the bank's progress on its compliance with the Ten Principles of the Global Compact, an initiative of the United Nations (UN) that the bank signed onto in 2017 and which emphasizes human rights, labor relations, the environment, and the fight against corruption.

This report covers the period from January 1 to December 31, 2024, and addresses the bank's various customer segments, excluding information from subsidiaries except where explicitly specified.

The essence of this integrated Annual Report is Banco de Chile's commitment to presenting its economic and financial performance as well as its efforts in regard to the environment, social matters, and governance of the business. All this is framed by a strategy that seeks to create long-term value for bank stakeholders. Any updating of information has been explicitly stated in the report.

Materiality

Banco de Chile updated its materiality exercise in 2024. The content was reviewed and validated by the Sustainability Committee.

The approach and methodology used in this exercise–based on GRI and IFRS–included surveying the **impact of materiality** (i.e., understanding the positive and negative impacts of the company and its value chain on the environment in which it operates). Two variables were analyzed: the **magnitude of the impact** that the issue has on society, the country, and/or the environment and the issue's level of **urgency or priority** for the bank.

The 2024 materiality process was carried out with the support of a third-party expert. A four-step methodology was used.

- The first stage involved understanding the bank's context in relation to its positive and negative impacts, including its activities, business relationships, and stakeholders.
- Secondly, the main industry management issues were identified according to GRI, SASB, MSCI, and CSRD standards. This stage also considered issues relevant to the bank's direct sphere of influence and information gathered from reviewing internal documents and related publications.
- Stakeholder participation was key in the third stage. Here we prioritized the material issues identified through surveys to the different stakeholders, including customers, suppliers, employees, shareholders, and community members. The process focused on the variables of magnitude and urgency.
- Finally, the fourth stage involved a review and validation of these issues by the bank's Sustainability Committee.

GRI
2-2
2-3
2-4
3-1
3-3

Sustainability

This process helped identify the following material issues related to the bank's activities:

1	Ethics and corporate conduct
2	Profitability and growth
3	Cybersecurity and data privacy
4	Innovation and digitalization
5	Risk management
6	Customer satisfaction
7	Financial inclusion and responsible lending
8	Human capital development
9	Workplace climate and wellbeing
10	Respect for diversity, equity and inclusion
11	Community engagement
12	Responsible supply chain
13	Sustainable finance
14	Operational eco-efficiency

GRI
3-2


Materiality Matrix
Priority
Magnitude of the impact
1
2
3
4
5
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Compliance with Principles on Information Quality

The bank's Investor Relations and Economic Analysis departments led the drafting of this document with support from all internal areas responsible for supplying information. Priority was given to quality, clarity, accuracy, periodicity, balance, the ability to draw comparisons, and the ability to verify the information presented.

External advice was provided at all stages of the process by PwC, a company that specializes in NCG 30 requirements and SASB and GRI standards. Finally, each of the organization's economic, social, and environmental performance indicators was analyzed based on data and technical calculations using procedures recognized in national and international standards.

The external assurance process is carried out after the annual report is published between the months of February and June of each year. For the 2025 reporting exercise, the verification will be performed by the consulting firm Deloitte, which will review and validate NCG No. 30, SASB, and GRI indicators. Once the process is completed, the verification letters are published on Banco de Chile's website in English and Spanish ("Our Bank" > "Sustainability" > "ESG Indicators").



GRI
2-3
2-5

Investor Relations and Economic Analysis

Pablo Mejía Ricci
Head of Investor Relations
Email: ir@bancochile.cl

Corporate Affairs and Sustainable Development

Ximena Lewis Castro
Head of Sustainability
Email: sostenibilidad@bancochile.cl

Legal and Regulatory Compliance

Banco de Chile presents detailed information on its legal and regulatory compliance procedures and results. This report covers five key areas: protection of customers' rights, employees' rights, environmental compliance, anti-trust, and other legal matters related to Law No. 20.393. The information that Banco de Chile publishes on these indicators demonstrates its commitment to transparency and regulatory compliance in its operations.

Customers

Banco de Chile has a series of policies and procedures in place to prevent and identify situations that may affect its customers' rights. In this regard, the bank's board of directors has approved and periodically reviews several policies on customers' rights, such as the Policy on Non-Discriminatory Access to Credit Products for Individuals, Policy on Prohibition of Tied Sales, Service Quality Policy, Responsible Advertising Policy, Transparency Policy, and the Inclusion, Non-Discrimination, and Respect for Diversity Policy.

CMF
8.1
8.2

SASB
FN-CB-510a.1

In addition, the bank conducts a legal review of banking products that may be offered to the public, especially those services aimed at customer segments within the scope of Law No. 19.496. The purpose of the above is to prevent and avoid legal inconsistencies or non-compliance that may ultimately affect the rights of its customers.

Twenty-four enforceable judgments imposed fines during 2024 –paid during 2024–for amounting a total of Ch$43,864,011. This only includes enforceable sentences whose fines were paid in 2024 because their equivalence in Chilean pesos is determined on the basis of the value of the UTM in effect on the date of payment and not the date of the judgement.

Losses totaling Ch$1,168,671,235 in damages and Ch$17,899,184 in legal costs were linked to lawsuits related to Law No. 20,009 on fraud committed by third parties in connection with payment media and electronic transactions. These contractual liability lawsuits were filed with the local municipal courts and ordinary civil courts.

These amounts correspond to payments made during 2024 in relation to convictions, fines, settlements, and payment of legal costs.

Lawsuits filed under Law No. 20.009 related to fraud committed by third parties in connection with payment media and electronic transactions and contractual liability lawsuits filed with the local criminal courts and ordinary civil courts have been included.

Employees

Banco de Chile has procedures in place to identify and prevent regulatory non-compliance with respect to its employees' rights. These include the Code of Conduct and the Inclusion, Non-Discrimination, and Respect for Diversity Policy.

In addition, the bank periodically provides training to its employees, including onboarding talks and courses for new managers. The Leadership Academy provides training on fundamental rights and prevention of workplace harassment, sexual harassment, and workplace violence.

The organization has procedures designed to identify and prevent regulatory non-compliance with respect to its employees' rights and responsibilities. These include the Ethics Committee and various whistleblower channels:

- comitedeetica@bancochile.cl
- apoyolaboral@bancochile.cl
- proveedores2@bancochile.cl
- alertaseguridad@bancochile.cl
- contraloria@bancochile.cl
- cumplimientonormativo@bancochile.cl

There were five enforced fines in labor matters in 2024 representing a total of Ch$9,266,392. No fundamentals labor rights judgements were granted against Banco de Chile during this period.

The Environment

Banco de Chile has reaffirmed its commitment to sustainable development, recognizing its crucial role in the country's progress and the economic system, even beyond its borders.

Through the Sustainability Committee, chaired by the Chief Executive Officer and composed mainly of members of senior management, the bank creates, regulates, and promotes sustainability initiatives and its commitment to Chile. More information on this committee and the matters and initiatives that it reviews is available on pages 33 and 61 of the Corporate Governance chapter of this report.

Our entire organization is committed to sustainability and to Chile. Efforts in this area are managed using an ESG (Environment, Social and Governance) approach. The bank addresses topics related to the environment in many different areas, including senior management and the rest of the organization through various actions, guidelines, and initiatives.

Through ongoing learning, and in line with best practices, we seek to capitalize on our own experiences and those of others to incorporate new knowledge and capabilities that strengthen guidelines on adequate environmental stewardship.

During 2024, Banco de Chile strengthened its eco-efficiency, waste reduction and recycling, sustainable finance, and operational efficiency initiatives. We have no knowledge of any enforceable penalty in the Public Fines Registry of the Superintendency of Environment.

Antitrust

Banco de Chile's Antitrust Compliance Policy has been approved by its Board. This policy provides guidelines for all the corporation's employees that allow them to understand in a simple way the rules of free competition, describing the behaviors that can be interpreted as anti-trust violations and thus detect situations that could pose risks in advance. In this regard, the policy seeks to support employees in their efforts to identify business practices and strategies within the corporation, so that their activities align with the legal framework. For more information on this topic, please refer to page 35 in the Corporate Governance chapter.

No enforceable penalties related to antitrust matters were recorded during the reporting period.

Law 20.393 on Criminal Liability of Legal Entities

CMF

Banco de Chile has procedures and controls in place that identify 8.3
and prevent regulatory non-compliance with Law 20.393 regarding 8.4
the criminal liabilities of legal entities. More information on Banco 8.5
de Chile's Prevention Model, Compliance Division, Policy for the Prevention of Money Laundering and Financing of Terrorism and the Non-Proliferation of Weapons of Mass Destruction, and Compliance Committee is available in the Corporate Governance chapter of this report.

No enforceable penalties related to these matters were recorded during the reporting period.



Content Indices

SASB Content Index

CMF
1

Commercial Banks				
Topic	Parameter	Code	Chapter	Page
Data security	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	FN-CB-230a.1	CUSTOMERS	130
	Description of the approach to identifying and addressing data security risks	FN-CB-230a.2	CUSTOMERS	128-129
Financial inclusion and capacity building	(1) Number and (2) amount of loans outstanding that qualify for programs designed to promote small business and community development	FN-CB-240a.1	APPENDICES	202
	(1) Number and (2) amount of past due and nonaccrual loans that qualifyfor programs designed to promote small business and community development.	FN-CB-240a.2	APPENDICES	202
	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers	FN-CB-240a.3	CUSTOMERS	118
	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	FN-CB-240a.4	COMMUNITY AND THE ENVIRONMENT	162
Incorporation of environmental, social, and governance factors in credit analysis	Commercial and industrial credit exposure, by industry	FN-CB-410a.1	FINANCIAL STATEMENTS	314
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis	FN-CB-410a.2	STRATEGY AND BUSINESS MODEL	106-107
Corporate ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice or other related financial industry laws or regulations	FN-CB-510a.1	INDICATORS	182
	Description of whistleblower policies and procedures	FN-CB-510a.2	CORPORATE GOVERNANCE	34-35
Systemic risk management	Description of approach to integrate results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-CB-550a.2	CORPORATE GOVERNANCE	54, 71
Activity parameters	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	FN-CB-000.B	APPENDICES	202

CMF Content Index

Topic	Disclosure				Chapter	Page
1. Content Index					INDICATORS	184-193
2. Corporate profile	2.1 Mission, vision, objectives, and values				CORPORATE PROFILE	15
	2.2 Historical information				CORPORATE PROFILE	22
	2.3 Ownership	2.3.1 Control situation			CORPORATE PROFILE	24
		2.3.2 Major changes in ownership or control			CORPORATE PROFILE	25
		2.3.3 Identification of majority partners or shareholders			CORPORATE PROFILE	25
		2.3.4 Shares, character-istics, and rights	i. Description of series of shares		CORPORATE PROFILE	26-27
			ii. Dividend policy: Explain the dividend and/or profit distribution policy, as applicable, that the entity's management intends to follow for the next two years.		CORPORATE PROFILE	28
			iii. Statistical information	a. Dividends	CORPORATE PROFILE	28
				b. Stock exchange transactions	CORPORATE PROFILE	26-27
				c. Number of shareholders	CORPORATE PROFILE	26
		2.3.5 Other securities			CORPORATE PROFILE	29
3. Corporate governance	3.1 Governance framework	i. How the entity seeks to ensure and assesses the proper functioning of its corporate governance			CORPORATE GOVERNANCE	32
		ii. How the entity integrates a sustainability approach into its business			CORPORATE GOVERNANCE	33
		iii. How the entity detects and manages conflicts of interest			CORPORATE GOVERNANCE	34-35
		iv. How the entity addresses the interests of its key stakeholders			STRATEGY AND BUSINESS MODEL	90-92
		v. How the entity promotes and facilitates innovation			CORPORATE GOVERNANCE	36
		vi. How the entity identifies and reduces organizational, social or cultural barriers			CORPORATE GOVERNANCE	38
		vii. How the entity identifies diversity of skills and knowledge			CORPORATE GOVERNANCE	38
		Organizational chart			CORPORATE GOVERNANCE	31
	3.2 Board of Directors	i. List of members			CORPORATE GOVERNANCE	41-44
		ii. Board compensation			CORPORATE GOVERNANCE	45
		iii. Hiring of experts			CORPORATE GOVERNANCE	46
		iv. Table of board member knowledge, skills, and experience			CORPORATE GOVERNANCE	41-44
		v. A description of the procedures or mechanisms implemented for the induction of new members			CORPORATE GOVERNANCE	39
		vi. The frequency with which it meets with risk management units			CORPORATE GOVERNANCE	47
		vii. A description of how environmental and social issues are reported and how frequently this is completed			CORPORATE GOVERNANCE	45
		viii. Whether the full board of directors or any of its members has made on-site visits to the various facilities this year			CORPORATE GOVERNANCE	47

Content Indices

Topic	Disclosure			Chapter	Page
3. Corporate governance	3.2 Board of Directors	ix. Whether the board of directors regularly evaluates its collective and/ or individual performance and that of its Committees	a. Identification of areas where members of the Board can receive training	CORPORATE GOVERNANCE	46
			b. Detection and reduction of organizational, social or cultural barriers that may be inhibiting the natural diversity of capabilities	CORPORATE GOVERNANCE	46
			C. Expert advice for performance evaluation	CORPORATE GOVERNANCE	46
		x. Notwithstanding any legal obligations, whether it expressly includes the determination of the minimum number of regular meetings, the minimum average time of face-to-face and remote dedication to them, and the advance notice with which the notification and the necessary background for the proper conducting of such meetings must be sent, recognizing the unique characteristics of the entity and the diversity of experiences, conditions and knowledge existing in the board of directors based on the complexity of the matters to be discussed.		CORPORATE GOVERNANCE	46
		xi. Change in internal organization Whether it expressly includes changing, where applicable, its internal organization and operation when faced with contingencies or crises, under an operational continuity plan.		CORPORATE GOVERNANCE	47
		xii. Whether there is an information system that gives each director secure, remote, and continual access to:	b. The minutes or document summarizing all the matters to be discussed at each meeting	CORPORATE GOVERNANCE	47
			c. A complaint system or channel that has been implemented	CORPORATE GOVERNANCE	47
		xiii. The following should be reported with respect to the composition of the board of directors:	a. The total number of directors and their genders	CORPORATE GOVERNANCE	41-44
			b. The number of directors by nationality and gender	CORPORATE GOVERNANCE	41-44
			c. The number of directors by age using the ranges presented in section 5.1.3 by gender	CORPORATE GOVERNANCE	41-44
			d. The number of directors in the organization by seniority and gender based on the ranks presented in section 5.1.4	CORPORATE GOVERNANCE	41-44
			e. The number of directors with disabilities by gender	CORPORATE GOVERNANCE	41-44
			f. Salary gap by gender	CORPORATE GOVERNANCE	45

Topic	Disclosure			Chapter	Page
3. Corporate governance	3.3 Directors' Committee	i. A brief description of the role and main functions of the respective committee		CORPORATE GOVERNANCE	49-57
		ii. List each of its members during the last two fiscal years		CORPORATE GOVERNANCE	49-57
		iii. The compensation of each committee member for their work on that committee compared to the previous year.		CORPORATE GOVERNANCE	45
		iv. Identification of the main activities carried out by the committee during the year		CORPORATE GOVERNANCE	49-52
		v. The policies implemented for the hiring of consultants and the expenses incurred by the respective committee during the fiscal year for this item.		CORPORATE GOVERNANCE	46
		vi. In the case of the Directors' Committee under Article 50 bis of Law No. 18.046 or a committee that performs equivalent functions or risk management, the frequency with which the committee meets with the risk management, internal audit, and social responsibility units		CORPORATE GOVERNANCE	49
		vii. Periodicity of committee reports to the board		CORPORATE GOVERNANCE	49
	3.4 Senior executives	i. Position, name, Chilean tax ID number, profession, and appointment date for each senior executive		CORPORATE GOVERNANCE	59
		ii. The compensation of senior executives in aggregate and compared to the previous year		CORPORATE GOVERNANCE	63-64
		iii. In the event that the entity has compensation plans or special benefits for its senior executives, such compensation must be separated into fixed and variable components		CORPORATE GOVERNANCE	63-64
		iv. The percentage of ownership interest of the issuer held by each of the senior executives and directors of the company directly and indirectly through companies they control must be disclosed		CORPORATE GOVERNANCE	63-64
	3.5 Adherence to domestic or international codes			CORPORATE GOVERNANCE	32
	3.6 Risk management	i. General guidelines issued by the board or governing body on risk management policies		CORPORATE GOVERNANCE	65-66
		ii. Risks and opportunities that the entity has determined could materially affect the entity's business performance and financial health	a. Risks and opportunities inherent to the entity's activities	CORPORATE GOVERNANCE	72-75
			b. Information security risks, especially in relation to customer data privacy.	CORPORATE GOVERNANCE	74
			c. Risk of anti-competitive practices	CORPORATE GOVERNANCE	72-75
			d. Consumer health and safety risks.	CORPORATE GOVERNANCE	72-75

Content Indices

Topic	Disclosure			Chapter	Page
3. Corporate governance	3.6 Risk management	ii. Risks and opportunities that the entity has determined could materially affect the entity's business performance and financial health	e. Other risks and opportunities arising from the direct and indirect impact of the entity and its business on the environment or society	CORPORATE GOVERNANCE	72-75
		iii. How risks are identified and how the relatively more significant risks are determined		CORPORATE GOVERNANCE	70
		iv. Role of the board of directors or governing body, and senior management, in detecting, assessing, managing and monitoring risks		CORPORATE GOVERNANCE	65-66
		v. Whether the entity has a risk management unit responsible for identifying, quantifying, monitoring and communicating risks		CORPORATE GOVERNANCE	66
		vi. Whether it has an internal auditing unit or equivalent that is responsible for verifying the effectiveness of and compliance with the policies		CORPORATE GOVERNANCE	67-68
		vii. Whether it has a Code of Ethics or Code of Conduct or equivalent document that sets out the principles and guidelines that should guide the actions of the personnel and the board of directors.		CORPORATE GOVERNANCE	36-38
		viii. Whether information disclosure and training programs are in place		CORPORATE GOVERNANCE	80-81
		ix. Whether it has a channel available to employees, shareholders, customers, suppliers and/or third parties for reporting any irregularities or illegal activities		CORPORATE GOVERNANCE	36-38
		x. Whether there is a succession plan that identifies potential replacements for the CEO and other senior executives from among the entity's employees or other external parties. Whether this succession plan can promptly replace the CEO and other senior executives, and transfer their duties and relevant information if they are unexpectedly absent, thus minimizing the impact on the organization.		CORPORATE GOVERNANCE	63
		xi. Whether there are board procedures to review the salary structures and the compensation and severance policies for the CEO and other senior executives. The frequency of these reviews and whether appropriate third party advice is sought.		CORPORATE GOVERNANCE	63-64
		xii. Whether there are procedures for submitting the salary structures and compensation and severance policies for the CEO and other key executives to the shareholders for approval, in addition to the approval of the board of directors or one of its committees. On the other hand, it does consider the disclosure of these structures and policies to the general public.		CORPORATE GOVERNANCE	63-64
		xiii. Whether there is a crime prevention model implemented in accordance with the provisions of Law No. 20.393 in order to prevent the commission of crimes in the organization.		CORPORATE GOVERNANCE	81-82
	3.7 Relationship with stakeholders and the general public	i. Whether it has a stakeholder and media relations unit that allows stakeholders and the media to address questions regarding major risks		STRATEGY AND BUSINESS MODEL	90-91
		ii. Whether it has an ongoing improvement procedure to detect and implement possible improvements in the generation and publication processes for the company's disclosures to the market		CORPORATE GOVERNANCE	60

Topic	Disclosure			Chapter	Page
3. Corporate governance	3.7 Relationship with stakeholders and the general public	iii. Whether the entity has a procedure for shareholders to be informed in advance of the shareholders' meeting at which directors are to be elected		CORPORATE GOVERNANCE	28-29
		iv. Whether it has a mechanism, system or procedure that allows shareholders to participate and exercise their voting rights remotely		CORPORATE GOVERNANCE	29
4. Strategy	4.1 Timeframes			STRATEGY AND BUSINESS MODEL	98-101
	4.2 Strategic objectives			STRATEGY AND BUSINESS MODEL	98-101
	4.3 Investment plans			STRATEGY AND BUSINESS MODEL	102
5. People	5.1 Number of employees	5.1.1 Number of employees by gender		PEOPLE	133
		5.1.2 Number of employees by nationality		APPENDICES	194
		5.1.3 Number of employees by age group		APPENDICES	194
		5.1.4 Years of service		APPENDICES	194
		5.1.5 Number of employees with disabilities		APPENDICES	195
	5.2 Contract status			PEOPLE	133
	5.3 Workplace flexibility			PEOPLE	133
	5.4 Pay equity by gender	5.4.1 Equity policy		PEOPLE	135
		5.4.2 Wage gap		PEOPLE	136
	5.5 Workplace and sexual harassment			PEOPLE	137
	5.6 Occupational safety			PEOPLE	138-140
	5.7 Parental leave			PEOPLE	136
	5.8 Training and benefits		i. The total amount of monetary resources and the percentage that these represent of the entity's total annual revenue (or its equivalent) that was allocated to education and professional development for people working in the entity.	PEOPLE	141
			ii. The total number of trained personnel and their percentage of the total workforce	APPENDICES	195
			iii. The average annual number of training hours offered at the entity's expense by gender and job category.	APPENDICES	195
			iv. A general description of the subjects covered by these training courses	PEOPLE	141-143
			v. Types of benefits offered to personnel, including those that are monetarily quantifiable and are not part of gross salary	PEOPLE	149-150
	5.9 Subcontracting policy			SUPPLIER MANAGEMENT	155-156
6. Business model	6.1 Industrial sector		i. The nature of the entity's products and/or services that are marketed in the industry	STRATEGY AND BUSINESS MODEL	94-97
			ii. Competition faced by the entity in the industrial sector	STRATEGY AND BUSINESS MODEL	84
			iii. If there is a legal or regulatory framework that regulates or affects the industry in which it participates, list these rules and explain how they affect its activities.	STRATEGY AND BUSINESS MODEL	85-86

Content Indices

Topic	Disclosure			Chapter	Page
6. Business model	6.1 Industrial sector	iv. The national or foreign regulatory bodies that have supervisory authority over the entity		STRATEGY AND BUSINESS MODEL	85-86
		v. The main stakeholders that have been identified and the reasons why they are important to the entity		STRATEGY AND BUSINESS MODEL	90-91
		vi. Affiliation with trade associations or other organizations by the entity.		STRATEGY AND BUSINESS MODEL	92
	6.2 Business	i. The main goods produced and/or services rendered and the main markets in which these products are marketed		STRATEGY AND BUSINESS MODEL	94-97
		ii. Sales channels and distribution methods used for the marketing of goods and services		STRATEGY AND BUSINESS MODEL	94
		iii. The number of suppliers that individually represent at least 10% of the total purchases made in the period for the supply of goods and services of the		SUPPLIER MANAGEMENT	152
		iv. The number of customers that individually account for at least 10% of the segment's income. In the event that no customer reaches this concentration, this must be expressly stated.		STRATEGY AND BUSINESS MODEL	94
		v. The main brands used in the marketing of goods and services.		STRATEGY AND BUSINESS MODEL	94
		vi. If relevant, the patents owned by the entity and the production processes in which such patents are used		STRATEGY AND BUSINESS MODEL	94
		vii. The main licenses, franchises, royalties, and/or concessions owned by the entity		STRATEGY AND BUSINESS MODEL	94
		viii. Other external factors that significantly affect the entity's business, including legal, commercial, social, environmental, and political factors		STRATEGY AND BUSINESS MODEL	84-85
	6.3 Stakeholders			STRATEGY AND BUSINESS MODEL	90-92
	6.4 Properties and facilities	i. The most relevant characteristics of the main properties owned by the entity to develop its line of business should be disclosed, specifying their location		STRATEGY AND BUSINESS MODEL	102-103
		iii. In all the above cases, it is necessary to identify whether the entity is the owner of such facilities or whether they are used under some other type of contract, such as financial or operating leasing		STRATEGY AND BUSINESS MODEL	102-103
	6.5 Properties and facilities	6.5.1 Subsidiaries and associates	i. Name, domicile and legal status	APPENDICES	208-215
			ii. Subscribed and paid-in capital	APPENDICES	208-215
			iii. Corporate purpose and clear explanation of business activities	APPENDICES	208-215
			iv. Full names of directors, administrators, if applicable, and CEO	APPENDICES	208-215

Topic	Disclosure			Chapter	Page
6. Business model	6.5 Properties and facilities	6.5.1 Subsidiaries and associates	v. Current interest of parent company or investing entity in capital of subsidiary or associate and variations during the year	APPENDICES	208-215
			vi. Percentage that the investment in each subsidiary or associate represents over the total individual assets of the parent company	APPENDICES	208-215
			vii. Full name of director, CEO or senior executives of the parent or investing entity that holds any of these positions in the subsidiary or associate	APPENDICES	208-215
			viii. Clear and detailed description of business relationships with subsidiaries or associates during the year and projected future relations with them	APPENDICES	208-215
			ix. Concise disclosure of acts and contracts entered into with subsidiaries or associates that significantly influence the operations and results of the parent company or investing entity	APPENDICES	208-215
			x. Schematic table showing the direct and indirect ownership relationships between the parent company, subsidiaries or associates	APPENDICES	208-215

Content Indices

Topic	Disclosure		Chapter	Page
7. Supplier management	7.1 Payment to suppliers	i. Number of invoices paid	SUPPLIER MANAGEMENT	153
		ii. Total amount (MCh$)	SUPPLIER MANAGEMENT	153
		iii. Total interest paid due to delay in invoice payment (MCh$)	SUPPLIER MANAGEMENT	153
		iv. Number of suppliers	SUPPLIER MANAGEMENT	153
		v. Number of agreements recorded in the Registry of Agreements	SUPPLIER MANAGEMENT	152
	7.2 Supplier assessment		SUPPLIER MANAGEMENT	152-154; 157-158
8. Legal and regulatory compliance	8.1 Related to customers		INDICATORS	182
	8.2 Related to workers		INDICATORS	182
	8.3 Related to the environment		INDICATORS	183
	8.4 Free competition		INDICATORS	183
	8.5 Other		INDICATORS	81, 183
9. Sustainability	9.1 Sustainability indicators by type of industry		INDICATORS	184
	9.2 External assurance		INDICATORS	181
10. Material or essential events			MATERIAL OR ESSENTIALEEVENTS	217-219
12. Financial reporting				5, 223

GRI Content Index

Indicator	Disclosure	Chapter	Page
2-3	Reporting period, frequency, and contact point	INDICATORS	179, 181
2-4	Restatements of information	INDICATORS	179
2-5	External assurance	INDICATORS	181
2-7	Employees	APPENDICES	196
2-8	Workers who are not employees	APPENDICES	196
2-20	Process to determine remuneration	CORPORATE GOVERNANCE	63
2-25	Processes to remediate negative impacts	CORPORATE GOVERNANCE	36-38
2-30	Collective bargaining agreements	PEOPLE	150
3-1	Process to determine material topics	INDICATORS	179
3-2	List of material topics	INDICATORS	180
3-3	Management of material topics	INDICATORS	179
202-1	Ratios of standard entry level wage by gender compared to local minimum wage	PEOPLE	136
205-2	Communication and training about anti-corruption policies and procedures	CORPORATE GOVERNANCE	36-38
301-1	Materials used by weight or volume	APPENDICES	203
302-1	Energy consumption within the organization	APPENDICES	203
302-2	Energy consumption outside of the organization	APPENDICES	203
302-3	Energy intensity	APPENDICES	203
302-4	Reduction of energy consumption	APPENDICES	204
303-3	Water withdrawal	APPENDICES	204
305-1	Direct (Scope 1) GHG emissions	APPENDICES	205-206
305-2	Indirect energy-related (Scope 2) GHG emissions	APPENDICES	205-206
305-3	Other indirect (Scope 3) GHG emissions	APPENDICES	205-206
305-4	GHG emissions intensity	APPENDICES	205-206
305-5	Reduction of GHG emissions	APPENDICES	205-207
306-2	Management of significant waste-related impacts	APPENDICES	207
306-3	Waste generated	APPENDICES	207
306-4	Waste diverted from disposal	APPENDICES	207
306-5	Waste directed to disposal	APPENDICES	207
401-1	Hiring of new employees and staff turnover	APPENDICES	197-198
402-1	Minimum notice periods regarding operational changes	PEOPLE	150
403-1	Occupational health and safety management system	PEOPLE	138-139
403-3	Occupational health services	PEOPLE	138-139
403-4	Worker participation, consultation and communication on occupational health and safety	PEOPLE APPENDICES	139, 199
403-6	Promotion of worker health	PEOPLE	138-139
403-10	Work-related ill health	PEOPLE	140
404-3	Percentage of employees receiving regular performance and career development reviews	PEOPLE	144

CMF

1

Appendices

People

The positions or job categories reported in the following tables do not include operators, sales force, and auxiliary staff listed by the CMF because they have been adapted to the categories used by the bank.

Number of employees by nationality
(CMF 5.1.2)

Position	Chile		Venezuela		Peru		Colombia		Other	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	10	0	0	0	0	0	0	0	2
Management	193	385	1	0	0	0	0	0	1	4
Supervisors	326	472	7	16	0	3	2	1	4	2
Professional staff	1,331	1,771	43	70	3	8	10	1	13	15
Technical staff	1,686	1,017	21	24	5	5	6	2	6	3
Administrative staff	1,355	998	30	23	18	4	6	3	10	4
Total	**4,891**	**4,653**	**102**	**133**	**26**	**20**	**24**	**7**	**34**	**30**

Number of employees by age group
(CMF 5.1.3)

Position	Under 30 years		30-40 years		41-50 years		51-60 years		61-70 years		Over 70 years	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	0	0	0	0	3	0	8	0	1	0	0
Management	0	1	29	52	80	146	78	152	8	35	0	3
Supervisors	2	2	93	152	144	175	93	136	7	29	0	0
Professional staff	122	209	566	866	444	505	240	233	28	51	0	1
Technical staff	238	211	640	415	483	229	306	156	52	37	5	3
Administrative staff	203	111	600	321	418	240	182	258	16	92	0	10
Total	**565**	**534**	**1,928**	**1,806**	**1,569**	**1,298**	**899**	**943**	**111**	**245**	**5**	**17**

Number of employees by length of service
(CMF 5.1.4)

Position	Less than 3 years		3-6 years		6-9 years		9-12 years		More than 12 years	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	0	0	2	0	2	0	1	0	7
Management	5	23	15	39	19	39	17	41	139	247
Supervisors	20	75	29	60	43	49	34	44	213	266
Professional staff	386	751	215	280	188	209	152	166	459	459
Technical staff	415	347	235	125	232	94	183	101	659	384
Administrative staff	639	329	248	97	169	95	113	106	250	405
Total	**1,465**	**1,525**	**742**	**603**	**651**	**488**	**499**	**459**	**1,720**	**1,768**

Number of employees with disabilities
(CMF 5.1.5)

Position	Women	Men
Senior executives	0	0
Management	3	0
Supervisors	8	5
Professional staff	14	6
Technical staff	36	13
Administrative staff	30	23
Total	**91**	**47**

People trained
(CMF 5.8.ii)

Position	Banco de Chile			% trained in relation to total workforce		
	Women	Men	Total	Women	Men	Total
Senior executives	0	11	11	0	0.1%	0.1%
Management	195	390	585	2.0%	3.9%	5.9%
Supervisors	351	506	857	3.5%	5.1%	8.6%
Professional staff	1,419	1,890	3,309	14.3%	19.1%	33.4%
Technical staff	1,791	1,129	2,920	18.1%	11.4%	29.4%
Administrative staff	1,508	1,090	2,598	15.2%	11.0%	26.2%
Total	**5,065**	**4,829**	**9,894**	**51.1%**	**48.7%**	**99.7%**

Average annual hours of training
(CMF 5.8.iii)

Position	Women	Men	Average annual hours
Senior executives	9.0	32.8	29.4
Management	66.6	62.6	64.0
Supervisors	54.0	56.6	55.5
Professional staff	77.1	65.9	70.7
Technical staff	70.6	70.9	70.7
Administrative staff	47.2	58.3	51.9
Total	**66.6**	**66.4**	**66.5**

Appendices

Employment contract
(GRI 2-7 and 2-8)

Open-term contract				
Region	No. of women	Percentage of total workforce	No. of men	Percentage of total workforce
Tarapacá Region (I)	39	0.4%	26	0.3%
Antofagasta Region (II)	97	1.0%	49	0.5%
Atacama Region (III)	27	0.3%	24	0.2%
Coquimbo Region (IV)	101	1.0%	52	0.5%
Valparaíso Region (V)	344	3.5%	228	2.3%
O'Higgins Region (VI)	102	1.0%	79	0.8%
Maule Region (VII)	116	1.2%	110	1.1%
Biobío Region (VIII)	185	1.9%	192	2.0%
Araucanía Region (IX)	106	1.1%	91	0.9%
Los Lagos Region (X)	126	1.3%	94	1.0%
Aysén Region (XI)	12	0.1%	17	0.2%
Magallanes Region (XII)	35	0.4%	33	0.3%
Metropolitan Region	3.582	36.8%	3.727	38.2%
Los Ríos Region (XIV)	38	0.4%	25	0.3%
Arica y Parinacota Region (XV)	16	0.2%	15	0.2%
Ñuble Region (XVI)	35	0.4%	22	0.2%
Total	**4,961**	**50.9%**	**4,784**	**49.1%**

Fixed-term contract				
Region	No. of women	Percentage of total workforce	No. of men	Percentage of total workforce
Tarapacá Region (I)	4	2.3%	0	0.0%
Antofagasta Region (II)	7	4.0%	3	1.7%
Atacama Region (III)	0	0.0%	1	0.6%
Coquimbo Region (IV)	3	1.7%	0	0.0%
Valparaíso Region (V)	11	6.3%	2	1.1%
O'Higgins Region (VI)	4	2.3%	0	0.0%
Maule Region (VII)	1	0.6%	1	0.6%
Biobío Region (VIII)	2	1.1%	1	0.6%
Araucanía Region (IX)	5	2.9%	4	2.3%
Los Lagos Region (X)	4	2.3%	5	2.9%
Aysén Region (XI)	0	0.0%	2	1.1%
Magallanes Region (XII)	4	2.3%	0	0.0%
Metropolitan Region	69	39.4%	36	20.6%
Los Ríos Region (XIV)	1	0.6%	2	1.1%
Arica y Parinacota Region (XV)	1	0.6%	0	0.0%
Ñuble Region (XVI)	0	0.0%	2	1.1%
Total	**116**	**66.3%**	**59**	**33.7%**

Note: Employees with fixed-term contracts are considered for this indicator since they do not have access to the same benefits as the bank's employees with open-term contracts.

Breakdown of workforce by gender (percentage of women)

	% Workforce	% Management positions	% Junior management positions	% Senior management positions	% Revenue-generating positions	% STEM positions
Women	51%	33%	34%	16%	34%	29%

Absenteeism rate

Absenteeism index	Unit	2024
Employees	% of total days scheduled	0.03%

New employee hires and employee turnover

(GRI 401-1)

By gender	Total number of new hires	Hiring rate	Total employee departures	Employee turnover rate
Women	375	3.8%	676	6.8%
Men	467	4.7%	609	6.1%
Total	**842**	**8.5%**	**1,285**	**13.0%**

By age range	Total number of new hires	Hiring rate	Total number of employee departures	Employee turnover rate
Under 30	346	3.5%	200	2.0%
30-50	451	4.5%	805	8.1%
Over 50	45	0.5%	280	2.8%
Total	**842**	**8.5%**	**1,285**	**13.0%**

By region	Total number of new hires	Hiring rate	Total number of employee departures	Employee turnover rate
Tarapacá Region (I)	8	0.1%	19	0.2%
Antofagasta Region (II)	24	0.2%	35	0.4%
Atacama Region (III)	2	0.0%	5	0.1%
Coquimbo Region (IV)	10	0.1%	23	0.2%
Valparaíso Region (V)	29	0.3%	81	0.8%
O'Higgins Region (VI)	7	0.1%	22	0.2%
Maule Region (VII)	9	0.1%	32	0.3%
Biobío Region (VIII)	16	0.2%	53	0.5%
Araucanía Region (IX)	18	0.2%	33	0.3%
Los Lagos Region (X)	23	0.2%	39	0.4%
Aysén Region (XI)	2	0.0%	5	0.1%
Magallanes Region (XII)	8	0.1%	10	0.1%
Metropolitan Region	678	6.8%	902	9.1%
Los Ríos Region (XIV)	4	0.0%	8	0.1%
Arica y Parinacota Region (XV)	1	0.0%	5	0.1%
Ñuble Region (XVI)	3	0.0%	13	0.1%
Total	**842**	**8.5%**	**1,285**	**13.0%**

Appendices

By position	New hires	Turnover rate
Senior executives	1	0.0%
Management	6	0.6%
Supervisors	17	1.0%
Professional staff	334	3.3%
Technical staff	260	4.4%
Administrative staff	224	3.6%
Total	**842**	**13.0%**

Voluntary turnover rate

	2022	2023	2024
Total employee turnover rate*	13.2%	10.6%	13.0%
Voluntary turnover rate**	4.6%	2.8%	3.1%

* Total employee turnover: refers to the proportion of employees leaving an organization during a given period (often a year) expressed as a percentage of total employees. The figure should be calculated using the total number of employees at the end of the last year reported (2024). The total employee turnover rate should be the sum of the voluntary employee turnover rate and the involuntary employee turnover rate.

** Voluntary employee turnover refers to the proportion of employees who choose to leave an organization (through resignation, retirement, early retirement, etc.) during a given period (often one year) expressed as a percentage of total employees. The figure should be calculated using the total number of employees at the end of the last year reported (2024).

Total hires, mobility, and cost

	2022	2023	2024
Total number of new hires	1,570	851	842
Percentage of vacant positions filled by internal candidates (internal mobility)	47%	54%	53%
Average hiring cost per employee (Ch$)	403,405	560,000	690,000

Salary indicators

Comparison to minimum wage	2022	2023	2024
Minimum salary at Banco de Chile*(Ch$)	900,000	1,000,000	1,052,166
Chilean legal minimum wage (Ch$)	400,000	460,000	500,000
Banco de Chile/Country salary ratio	2.25	2.17	2.10

* Minimum wage is expressed gross and considers the monthly base salary, legally required profit distributions, transportation and meal allowances. The minimum salary of Banco de Chile employees is not differentiated based on gender.

Occupational Health and Safety

OHS Committees

(GRI 403-4)

Committee	Duties	Decision-making authority	Number of employees represented	Number of employee participants	Number of management participants
Psychosocial Technical Committee	We work together to manage and analyze the bank's psychosocial risk factors and regulatory compliance related to such matters. This work is done in areas specializing in the topic. **Meeting frequency: As-needed basis**	Management participants	National level	9	5
Technical Committee on Comprehensive Safety	This technical committee is comprised of different key areas of the bank. Its role is to identify and manage critical situations that may affect physical, workplace, and emotional safety and operational continuity. This is achieved by developing protocols/ technical tools for identifying, preventing and managing critical situations that may arise in the work life cycle of Banco de Chile's employees. **Meeting frequency: As-needed basis**	Management participants	National level	10	9
Joint Committee on Hygiene and Safety	This technical joint committee is comprised of company and employee representatives. Its purpose is to identify and assess risks of workplace accidents and diseases at each location with more than 25 employees. It must have six company representatives (3 alternates and 3 full) and six employee representatives (3 alternates and 3 full). **Meeting frequency: Monthly**	Committee leadership (Chairman and Secretary)	Employees at each location	638	61
Emergency Committee	This strategic group coordinates with the individuals responsible for planning, organizing, and directing available resources in order to respond to an emergency at each location. It has representatives on each floor who are coordinated by the General Coordinator of each committee. **Meeting frequency: As-needed basis**	General Coordinator (Role determined within the committee)	Employees at each location	2,893	277
Application Committee (CDA)	This technical committee is comprised of equal numbers of company and employee representatives. It is responsible for overseeing the implementation and continuity of the Psychosocial Protocol. As such, CDA members must be trained in the CEAL-SM/SUSESO methodology. **Meeting frequency: Quarterly**	By consensus of its members	Employees at each location	645	194

Appendices

Main occupational safety milestones in 2024

Prevention	KPI
• 100% implementation of O.A.L. *Mutual de Seguridad* collaboration agreement. • 100% implementation of the OHS Plan and Program (Planned). • Monitoring 100% compliance with action plans deployed as a result of incident investigations. • Design and implementation of the Comprehensive Wellness Program (voluntary program to promote health in all aspects of life). • *Mutual de Seguridad* Competitive Business Program Certification • Launch of ISO 45001-45003 implementation. • Recognition by *Mutual de Seguridad* as a leading company in "Innovation in Technological Tools for Occupational Safety and Health"	• Accident rate: 0.29% (0.01% lower than 2023). • 744 preventive technical interventions (ergonomic evaluations, technical specialty reports, among others). • 269 incidents, all of which were comprehensively managed. • There were 795 participants nationwide in the first version. • Seven webinars related to the subject were held with a total of 888 participants. • Banco de Chile achieved Competitive Business Program-Standard certification with excellence for 100% of its locations. This includes both administrative locations and the entire commercial network: › 248 Commercial Offices › 27 Administrative Offices • 100% of the work procedures associated with the Occupational Health and Safety Management System were adapted to the ISO methodology. • 100% of the management, monitoring, and traceability tools for the tasks and KPIs associated with the OHS System were digitalized.
Legal Compliance	**KPI**
• Updating of Banco de Chile Internal Order, Hygiene, and Safety Rules, incorporating new legal regulations and expanding the implementation of 100% of the requirements associated with the Karin Act. • Updating the obligation to report through risk tables contained in the Internal Order, Hygiene, and Safety Rules. • Implementation of a Model for Handling Workplace Violence. • National alignment of the TMERT, MMC, and PREXOR pilot. • National survey of basic hygienic conditions using the checklist provided in Supreme Decree 594. • Implementation of the regulation for telephone workers. • Bronze Certification of the Joint Health and Safety Committees under the *Mutual de Seguridad* Model.	• Dissemination of regulation updates to 100% of employees. • In accordance with the commitment to ensure the safety and mental health of Banco de Chile's employees, and in order to prepare in advance for Law No. 21.643, the "Model for Handling Workplace Violence" was implemented during the first half of the year. › Scope: 100% of the bank's employees. This process covers specific opportunities to reinforce roles with more exposure. • As of August 1, 2024, the above was added to the tools available to fully comply with Law No. 21.643 through Banco de Chile's internal model, which is contained in the Internal Order, Hygiene, and Safety Rules. • TMERT, MMC, and PREXOR protocols have been implemented in all Banco de Chile locations nationwide. • 244 DS 594 surveys (basic hygienic conditions) were conducted. • 100% of the phone banking locations were adjusted according to the standards listed in the regulations governing these matters (ergonomic, physical, environmental conditions, among others). • 100% of the health surveillance program for telephone workers was carried out, which impacted 669 people. • Certification of 100% of active Joint Committees on Hygiene and Safety, which impacts 59 locations and 638 workers.

Risk Management	KPI
• New operational controls are incorporated according to exposure to risk factors. • Implementation of Active Break pilot program in administrative buildings and branch offices. • Implementation of the CEAL/SM SUSESO Psychosocial Risks Model. • Implementation of the workplace violence model.	• 100% of the hazard identification, risk assessment, and control matrices are updated. • New risk cards are incorporated and disseminated through the Internal Order, Hygiene, and Safety Rules and the 2024 distinctive skills course for all bank employees. • The Active Break pilot program impacts 35 branches and administrative buildings nationwide, covering 1,865 employees. The pilot will be extended to all Banco de Chile locations in 2025. • 100% of the CEAL/SM SUSESO Psychosocial Risk Model is implemented nationwide. Implementing 100% of the activities planned in the work programs of the 135 Psychosocial Implementation Committees, which led to a 75% reduction in occupational mental health illnesses. There is a regulatory deadline of April 2025 for the national implementation of the CEAL/SM SUSESO psychosocial risk survey. • Implementation of 100% of the plan outlined in the Gantt Chart associated with the Model for Handling Workplace Violence, which translates into: › Project scope: 10,200 workers organized into exposure groups. › Preparation of “Instructions for Handling Workplace Violence” and its preventive tools: 1. Respect in the Workplace Tool (*Respetómetro Laboral*) 2. Specific Instruction Sheets (5) 3. Performance Cards (2) › Preparation, uploading, and dissemination of the Training Program: 9 segments focused on the topic of “Workplace Violence” to be delivered using the More Connected (*Más Conectados*) platform. › Implementation of an awareness campaign directed at Banco de Chile customers000. › Interventions and training activities: 17 activities (webinars, workshops, etc.) designed to raise awareness.

Emergency Management	KPI
• Implementation of first stage evacuation chairs. • Updating of emergency plans incorporating the inclusion and accessibility component. • An annual nationwide drill was carried out. • Compliance with the Defibrillator Law (training and maintenance of components).	• Implementation of 100% of the activities planned for the year 2024, which impacted 80 locations with a total of 85 chairs. This includes only those with 2 or more levels or floors. By 2025, 75 chairs are expected to be installed in 75 locations. • Eighty evacuation monitors are trained in person on the use of the evacuation chair. • 256 emergency plans are updated to include the location’s degree of accessibility. • A total of 280 evacuation monitors are trained on emergency management with an inclusive approach. • Evacuation drills are conducted in all Banco de Chile branches. • 221 new employees are trained in CPR maneuvers and defibrillator use.

Contractor Management	KPI
• Implementation of a new contractor management model.	• Implementation of the model in 162 companies for 283 contracts, which impact 4,504 contractor employees nationwide, ensuring compliance with current legal regulations on these matters.

Appendices

Customers

Loans by segment
(SASB FN-CB-000.B)

Segment	MCh$
Retail	19,289,204
Small and medium enterprises	5,041,780
Wholesale	13,758,285

Number and amount of loans outstanding that qualify as promoting small business and community development(1)
SASB FN-CB-240a.1

	No.	MCh$
Loans outstanding	54,965	1,234,043

(1) Includes traditional FOGAPE, COVID-19, Reactivation and Chile Apoya loans granted to micro, small, and medium-size enterprise customers.

Number and amount of loans past due that qualify as promoting small business and community development(1) (2)
(SASB FN-CB-240a.2)

	No.	MCh$
Past-due loans	4,604	57,557

(1) Includes traditional FOGAPE, COVID-19, Reactivation and Chile Apoya loans granted to micro, small, and medium-size enterprise customers.
(2) Past due loans are contained in outstanding loans.
Note: Figures for December 2024.

Community and the Environment

Materials used by weight or volume

(GRI 301-1)

Materials	Unit	2022	2023	2024
Paper (renewable material)	mt	258	288	222

Note: 100% of the paper used has a renewable management certification (FSC).

Energy consumption within the organization

(GRI 302-1, 302-3)

Aspect	Unit	2022	2023	2024
Total energy required by the organization	GWh	32.6	32.6	33.2
Fossil fuels	GWh	2.5	2.8	3.3
Biomass-based fuels	GWh	0.0	0.0	0.0
Average grid electricity	GWh	0.0	0.0	0.0
Certified 100% renewable electricity	GWh	30.1	29.8	29.8
Surface area of offices + branches + recreational center (excl. subsidiaries)	thousands of m^2	299	295	284
Total energy / Surface area of offices + branches	kWh/m^2	109	110	117
Percentage of electricity from renewable sources	(%)	100%	100%	100%

Note 1: Surface area includes offices + branches + roofed portion of recreational centers.
Note 2: Previous years' values recalculated to include recreational centers.
Note 3: Conversion factors are from the Ministry of Energy, using the lower heating value.

Energy consumption outside of the organization

(GRI 302-2, 302-3)

Aspect	Unit	2022	2023	2024
Total energy required outside the organization	GWh	23.5	20.4	20.0
External data center services	GWh	10.8	11.2	10.3
Armored transportation services	GWh	6.2	3.7	3.9
Courier transportation services	GWh	0.4	0.4	0.5
Customer access via online platforms	GWh	4.0	2.8	2.8
Island ATM operation (outside branches) + third parties	GWh	2.2	2.3	2.5

Note 1: Information from the bank's internal billing and records.
Note 2: Months without information are estimated (e.g., December data not billed to date).
Note 3: Conversion factors are from the Ministry of Energy, using the lower heating value.

Appendices

Reduction of energy consumption

(GRI 302-4)

Aspect	Unit	2022	2023	2024
Change to LED lighting	MWh	-728	-999	-1.244

Note: In 2024, LED light bulbs were replaced with fluorescent and metal halide bulbs in branches in the Metropolitan Region and elsewhere in Chile.

Water withdrawal

(GRI 303-3)

Aspect	Unit	2022	2023	2024
Total water withdrawn	thousands of m^3	231	259	270
From third party or mains supply	thousands of m^3	231	259	269
From surface water	thousands of m^3	0	0	1
From groundwater	thousands of m^3	*	*	*
From sea water	thousands of m^3	0	0	0
From raw materials (produced)	thousands of m^3	0	0	0
Total water withdrawn	thousands of m^3	0	0	0
From areas without water stress	thousands of m^3	n/a	n/a	n/a
From areas with water stress	thousands of m^3	n/a	n/a	n/a

(*) Only one recreational center consumes well water and it is not monitored.
Note 1: The reported water consumption is equivalent to the water withdrawn for offices, branches, and the roofed surface area of the recreational center.
Note 2: Water in offices and branches is mainly used for sanitation purposes.
Note 3: The bank discharges its water into the country's public/private sewage systems in accordance with current regulations.
Note 4: We have not been able to collect water information by geographic location. As such, it is not possible to quantify the % coming from areas with water stress.

GHG emissions by scope and emissions intensity (ad hoc categories for the bank)

(GRI 305-1, 305-2, 305-3, 305-4, 305-5)

Aspect	Unit	2022	2023	2024
Carbon footprint (market-based)	$mtCO_2e$	32,623	32,976	33,104
Carbon footprint (location-based)	$mtCO_2e$	41,721	40,255	39,215
Scope 1	$mtCO_2e$	1,640	3,827	4,009
1.1 Stationary-source combustion	$mtCO_2e$	66	62	115
1.2 Mobile-source combustion	$mtCO_2e$	600	683	771
1.4 Fugitive emissions from refrigerants	$mtCO_2e$	974	3.082	3.122
Scope 2 (market-based)	$mtCO_2e$	0	0	0
2.1 Electricity consumed (market-based)	$mtCO_2e$	0	0	0
2.1 Electricity consumed (location-based)	$mtCO_2e$	9,098	7,279	6,111
Scope 3	$mtCO_2e$	30,983	29,149	29,095
3.1 Office supplies + bank cards	$mtCO_2e$	363	380	407
3.1 External data center services	$mtCO_2e$	0	0	0
3.3 Fuel manufacture under Scope 1	$mtCO_2e$	155	172	205
3.4 Armored transportation services	$mtCO_2e$	2,053	1,218	1,289
3.4 Courier transportation services	$mtCO_2e$	137	143	153
3.5 Waste and recycling	$mtCO_2e$	701	757	790
3.6 Business travel	$mtCO_2e$	480	1,025	939
3.7 Employee commuting	$mtCO_2e$	6,947	6,336	6,003
3.9 Access to the bank: Customer transport	$mtCO_2e$	18,307	17,878	18,242
3.9 Access to the bank: Island + third-party ATMs	$mtCO_2e$	651	556	505
3.9 Access to the bank: Website*	$mtCO_2e$	1,189	683	561
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m^2	291	287	276
Emissions scope 1+2 (market) / Surface area of offices + branches	$kgCO_2e/m^2$	5.6	13.3	14.5

Notes:
(*) The method for calculating the impact of web pages was updated in 2023.
- Differences may appear in the final figure due to rounding of decimals.
- Scope 2 emissions have been reported using the market method.
- Emissions from Category 15 (financing and investments) are excluded.
- This diagram should be reviewed in conjunction with the report.
- The information comes from different internal bank systems and suppliers as of January 15 and provisions are made for unavailable data.
- GHG emissions were obtained by multiplying activity data by documented emission factors based on GHG Protocol guidelines using an operational control approach. Emissions of CO_2, CH_4, N_2O, SF_6, NF_3, HFCs and PFCs are considered.
- Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions and the factors published directly by DEFRA/Ministry of Energy are used for indirect emissions. Last updated on January 2. If factors are updated at a later date, there could be retroactive recalculations in future inventories.
- Employee and customer transportation is estimated using trips made calculated with information for the year and use by mode of transportation obtained from surveys conducted in 2018.

Appendices

GHG emissions by scope and emissions intensity (GHG Protocol categories)

(GRI 305-1, 305-2, 305-3, 305-4, 305-5)

Aspect	Unit	2022	2023	2024
Carbon footprint (market-based)	$mtCO_2e$	32,623	32,976	33,104
Carbon footprint (location-based)	$mtCO_2e$	41,721	40,255	39,215
Scope 1	$mtCO_2e$	1,640	3,827	4,009
1.1 Stationary-source combustion	$mtCO_2e$	66	62	115
1.2 Mobile-source combustion	$mtCO_2e$	600	683	771
1.3 Industrial processes	$mtCO_2e$	n/a	n/a	n/a
1.4 Fugitive emissions	$mtCO_2e$	974	3,082	3,122
1.5 Soil use, change in soil, and forestry use	$mtCO_2e$	n/a	n/a	n/a
Scope 2 (market-based)	$mtCO_2e$	0	0	0
2.1 Purchased electricity (market-based)	$mtCO_2e$	0	0	0
2.1 Purchased electricity (location-based)	$mtCO_2e$	9,098	7,279	6,111
2.2-2.4 Value of purchased cooling/heat	$mtCO_2e$	n/a	n/a	n/a
Scope 3	$mtCO_2e$	30,983	29,149	29,095
3.1 Purchased goods and services	$mtCO_2e$	363	380	407
3.2 Capital goods	$mtCO_2e$	n/r	n/r	n/r
3.3 Other energy not included in S1 and 2	$mtCO_2e$	155	172	205
3.4 Upstream transportation and distribution	$mtCO_2e$	2,190	1,362	1,442
3.5 Waste generated in operations	$mtCO_2e$	701	757	790
3.6 Business travel	$mtCO_2e$	480	1,025	939
3.7 Employee commuting	$mtCO_2e$	6,947	6,336	6,003
3.8 Upstream leased assets	$mtCO_2e$	n/a	n/a	n/a
3.9 Downstream transportation and distribution	$mtCO_2e$	20,146	19,117	19,309
3.10 Processing of sold products	$mtCO_2e$	n/a	n/a	n/a
3.11 Use of sold products	$mtCO_2e$	n/a	n/a	n/a
3.12 End-of-life treatment of sold products	$mtCO_2e$	n/a	n/a	n/a
3.13 Downstream leased assets	$mtCO_2e$	n/a	n/a	n/a
3.14 Franchises	$mtCO_2e$	excl.	excl.	excl.
3.15 Investments	$mtCO_2e$	excl.	excl.	excl.
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m^2	291	287	276
Emissions scope 1+2 (market) / Surface area of offices + branches	$kgCO_2e/m^2$	5.6	13.3	14.5

Note 1: Not relevant (n/r): identified as an emissions source with low emissions (<1%), not material to the business unit.
Note 2: Not applicable (n/a): there are no such emissions sources in the business unit.
Note 3: Excluded (exc): identified as relevant but has not been included in the inventory due to information gaps.

Reduction of GHG emissions

(GRI 305-5)

Aspect	Unit	2022	2023
Change to LED lighting	$mtCO_2e$	284	345

Waste

(GRI 306-2, 306-3, 306-4, 306-5)

Aspect	Unit	2022	2023	2024
Total waste	mt	1,677	1,724	1,701
Non-hazardous	mt	1,658	1,669	1,699
For disposal	mt	1,565	1,513	1,588
Landfill	mt	1,565	1,513	1,588
Incineration	mt	0	0	0
Other	mt	0	0	0
For recovery	mt	93	156	111
Recycling	mt	93	156	111
Reuse	mt	0	0	0
Composting	mt	0	0	0
Hazardous	mt	19	55	2
For disposal	mt	0	0	0
Solidification/Stabilization	mt	0	0	0
Incineration	mt	0	0	0
Other	mt	0	0	0
For recovery	mt	19	55	2
Recycling	mt	19	55	1
Reuse	mt	0	0	1
Total waste	mt	1,677	1,724	1,702
In-situ treatment	mt	0	0	1
Third-party treatment	mt	1,677	1,724	1,701
% non-hazardous waste recovered (diverted from disposal)	(%)	6%	9%	7%

(*) Electronic equipment was recycled, but the information was not available at that date. Excluded from the table.
Note 1: The corporate buildings in Santiago and Concepción maintain direct records.
Note 2: For the branch network, waste generation is estimated based on the number of people.
Note 3: The value is backed by certificates provided by suppliers.

Subsidiaries

Corporate Name and Legal Status	Banchile Administradora General de Fondos S.A.
Address	Enrique Foster Sur 20, Floor 10, Las Condes
Subscribed and Paid-in Capital (ThCh$)	4,223,808
Corporate Purpose	The Company's sole purpose is the administration of third party resources pursuant to Law No. 20,712. In addition, it may engage in other activities complementary to its line of business as authorized by the Financial Market Commission.
Directors	Pablo Granifo Lavín (Chairman) (BCH Board Chairman) Andrés Ergas Heymann (BCH Director) Eduardo Ebensperger Orrego (BCH Chief Executive Officer) Paola Alam Auad José Luis Vizcarra Villalobos (BCH Commercial Division Manager)
Chief Executive Officer	Gabriela Beatriz Gurovich Camhi
% Direct interest	99.98%
% Share of assets	0.1%
Business relationship with Banco de Chile	Banchile Administradora General de Fondos S.A. has entered into various service agreements with its parent company Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. In particular, in accordance with the provisions of Law No. 20,712 on the Administration of Third Party Funds and Individual Portfolios, Banchile AGF and Banco de Chile entered into a fund unit placement agent agreement on June 22, 2015, which remains in force to date, the main purpose of which is: • To promote the products and services offered by the Administrator to the general public. • To ensure the due suitability, knowledge and experience of the clients to whom they are offered in the marketing of the quotas of the various funds. • To submit to the Administrator the documentation generated with the clients, having to submit to the latter the forms related to the subscription and redemption of Fund shares and APV (Voluntary Pension Savings) and any operation that according to the legislation and regulations in force may be carried out by the General Fund Administrators. • To respond to inquiries and provide to potential investors and, upon request, submit or send information from the Administrator about the Funds, the manner in which the subscription and redemption, if any, of the quotas can be made, and other matters of an administrative and service nature related to the Funds. In addition, under various contracts, Banco de Chile provides services to Banchile Administradora General de Fondos S.A. in areas such as Internal Control, Compliance, and Cybersecurity.

CMF 6.5.1



Corporate Name and Legal Status	Banchile Corredores de Seguros Limitada
Address	Helvecia 275, Las Condes
Subscribed and Paid-in Capital (ThCh$)	1,161,488
Corporate Purpose	Remunerated brokerage of general and life insurance governed by Decree with Force of Law No. 251 of 1931, as amended; and to provide pension advisory services to members and beneficiaries of the pension system governed by Decree Law No. 3,500 of 1980, as amended. The company may provide advisory services and insurance portfolio studies in order to further said purpose.
Chief Executive Officer	Patricio Salles Delporte
% Direct interest	99.83%
% Share of assets	0.0%
Business relationship with Banco de Chile	Promotion and brokerage of insurance through Banco de Chile's channels.

Corporate Name and Legal Status	Banchile Corredores de Bolsa S.A.
Address	Enrique Foster Sur 20, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	62,149,705
Corporate Purpose	The company's sole purpose is to carry out securities brokerage transactions on its own account or on behalf of third parties, executing all types of transactions typical of securities brokers in accordance with the legal and regulatory provisions in force and the performance of any complementary activities that the Financial Market Commission authorizes stockbrokers to carry out.
Directors	Alfredo Tagle Quiroz (Chairman) José Agustín Vial Cruz David González Oviedo
Chief Executive Officer	José Antonio Díaz Orellana (Chief Executive Officer)
% Direct interest	99.70%
% Share of assets	0.3%
Business relationship with Banco de Chile	Banchile Corredores de Bolsa S.A. has entered into several service agreements with its parent company, Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. Pursuant to the aforementioned regulations, Banchile Corredores de Bolsa S.A. and Banco de Chile entered into a Service Agreement on June 1, 2006, the purpose of which is to promote products and channel documentation, which remains in effect to date. In addition, under various contracts, Banco de Chile provides services to Banchile Corredores de Bolsa S.A. in areas such as Internal Control, Compliance and Cybersecurity, among others.

CMF

6.5.1

Subsidiaries

Corporate Name and Legal Status	Banchile Asesoría Financiera S.A.
Address	Andrés Bello 2687, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	125,154
Corporate Purpose	The company's exclusive purpose is to provide the following financial services complementary to the banking business: 1) advising, assistance, consulting, counseling, information provision and other services related to the search for different financing alternatives for companies and businesses; 2) services related to the analysis of, studies on or preparation or development of feasibility, investment or exploitation or expansion projects, whether for the purpose of placing or obtaining financial resources; 3) advisory and other services related to the issuance, placement, acquisition or disposal of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 4) advisory services related to the capitalization of companies, in any form, through the issuance or placement of shares and other securities or by other means; 5) advisory services related to the constitution of sureties or guarantees; 6) services related to the preparation or placement of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 6) services related to the preparation or development of all kinds of projects on rescheduling, consolidation or restructuring of liabilities or on negotiation or renegotiation of agreements or payment arrangements in general or on their compliance or termination; 7) advising and the provision of other services related to negotiations for the incorporation, acquisition, sale, transformation, merger or division of companies; 8) advice on valuations, sales, purchases, bids or contributions of companies, businesses, shares, social rights, assets, liabilities and goods in general; 9) advising and the provision of other services related to the placement of funds in the capital market; 10) advising on foreign investments and other operations with the Central Bank of Chile; and 11) advising on futures contracts on products, currencies, interest rates.
Directors	Julio Santiago Figueroa (Chairman) (BCH Board Vice-Chairman) Eduardo Ebensperger Orrego (BCH Chief Executive Officer) Hernán Arellano Salas (BCH Corporate Division Manager) Juan Alberdi Monforte (BCH Special Businesses Manager) Francisco Brancoli Bravo (Private Banking Area and Edwards BCH Network Manager)
Chief Executive Officer	Ashwin Kumar Natarajan
% Direct interest	99.96%
% Share of assets	0.0%
Business relationship with Banco de Chile	Banco de Chile provides services to Banchile Asesoría Financiera S.A. through various contracts in areas such as accounting administration, tax advising, technological services and human resources.

CMF
6.5.1

Corporate Name and Legal Status	Socofin S.A.
Address	Santo Domingo 1088, Santiago
Subscribed and Paid-in Capital (ThCh$)	2,457,364
Corporate Purpose	The company's purpose is to engage in the legal and out-of-court collection of current or past-due receivables on its own behalf or on behalf of third parties.
Directors	Pablo Granifo Lavín (Chairman) (BCH Board Chairman) Eduardo Ebensperger Orrego (BCH Chief Executive Officer) Julio Cubillo Navarro (BCH Corporate Risk Division Manager) José Luis Vizcarra Villalobos (BCH Commercial Division Manager) Álvaro Cumsille Capponi (BCH Companies Risk Area Manager)
Chief Executive Officer	Mario Sandoval Hidalgo
% Direct interest	99.00%
% Share of assets	0.0%
Business relationship with Banco de Chile	Collections.

Corporate Name and Legal Status	Operadora de Tarjetas B-Pago S.A.
Address	Agustinas 975, Floor 6, Santiago.
Subscribed and Paid-in Capital (ThCh$)	16,000,000
Corporate Purpose	The purpose of the company shall be the operation of credit cards, debit cards, and payment cards with provision of funds, including all activities necessary for the development of such purpose in accordance with the legal rules and regulations in force, including those issued or to be issued in the future by the Central Bank of Chile and the Financial Market Commission, as well as the development of activities complementary to the operation of payment cards authorized by the Financial Market Commission and those authorized in the future by law or by any regulatory entity in the exercise of its powers.
Directors	Eduardo Ebensperger Orrego (Chairman) (BCH Chief Executive Officer) Sandra Guazotti (BCH Alternate Director) Esteban Kemp De La Hoz (BCH Marketing, Technology, and Digital Division Manager)
Chief Executive Officer	Rodrigo Devia González
% Direct interest	99.0%
% Share of assets	0.0%
Business relationship with Banco de Chile	Promotion and brokerage of acquisition products through Banco de Chile's channels.

CMF

6.5.1

Business Support Affiliates

Corporate Name and Legal Status	Centro de Compensación Automatizado S.A.
Address	Miraflores 222, Floor 12, Santiago
Subscribed and Paid-in Capital (ThCh$)	272,019
Corporate Purpose	Electronic transfer of information and funds, as well as the provision of the following services to facilitate the fulfillment of the purposes of banking entities: the provision of services, administration and operation of a Low Value Payment Clearinghouse, collection and payments on behalf of third parties in bank accounts and their processing, and the collection, recording, verification, transfer, and distribution of publicly available information related to business records and commercial documents.
Directors	José Manuel Mena Valencia (Chairman) Juan Carlos Ferrer Ortiz José Luis de la Rosa Muñoz
Chief Executive Officer	Américo Becerra Morales
% Direct interest	33.33%
% Share of assets	0.0%

CMF

6.5.1

Corporate Name and Legal Status	Administrador Financiero de Transantiago S.A.
Address	Avenida El Bosque Norte 211, Floor 3, Office 329, Las Condes
Subscribed and Paid-in Capital (ThCh$)	8,000,000
Corporate Purpose	Collection, management and storage of the resources of the Transantiago System and other activities that it must execute as set forth in the Contract for the Provision of Complementary Services for the Financial Administration of the Resources of the Santiago Public Passenger Transport System dated December 14, 2012 approved by Resolution No. 285 of December 21, 2012, jointly by the Ministry of Transport and Telecommunications and the Ministry of Finance.
Directors	Rosa Ackermann O'Reilly (Chairwoman) Jorge Díaz Vial Mario Gómez Dubravcic Juan Carlos Ferrer Ortiz Mauricio Chandía Díaz
Chief Executive Officer	Armando Espinoza Basualto
% Direct interest	20.00%
% Share of assets	0.0%



Corporate Name and Legal Status	Transbank S.A.
Address	Cerro El Plomo N°5260, Floor 16, Torre A, Las Condes
Subscribed and Paid-in Capital (ThCh$)	97,336,444
Corporate Purpose	The purpose of the company will be to operate credit and debit cards and provide services to facilitate the fulfillment of the purposes of banking entities, such as: the authorization, capture, processing, transfer and clearing of transactions, whether monetary or non-monetary; the installation, operation and administration of sales and transaction terminals and other similar devices; the collection of payments on behalf of third parties and their processing; the electronic transfer of information and funds; and the collection, recording, verification, transfer and distribution of publicly available information related to business records and commercial documents.
Directors	Julio Guzmán Herrera (Chairman) Fernando Cañas Berkowitz Gonzalo Campero Peters Alvaro Alliende Edwards Ricardo Fry Vanni Alejandro Leay Cabrera Martin Bamuele Bertuzzi Isabel Margarita Cabello Claudia Herrera García Sergio Muñoz Gómez
Chief Executive Officer	Vicente Tredinick Rogers
% Direct interest	26.16%
% Share of assets	0.1%

CMF

6.5.1

Corporate Name and Legal Status	Sociedad de Recaudación y Pagos de Servicios Limitada
Address	Avenida Isidora Goyenechea 2800, Floor 28, Las Condes
Subscribed and Paid-in Capital (ThCh$)	521,398
Corporate Purpose	The exclusive purpose of the company shall be to allow banks or other financial institutions to engage in all activities, legal acts and operations related to those referred to in Section 1 of Article 69 of the General Banking Law except for the execution of bank current account contracts and money collection. The entity may receive deposits and drafts for current accounts; demand deposit accounts and savings accounts; provide funds accounts for payment cards issued or operated by banks, subsidiaries, support companies or non-bank companies incorporated or authorized for such purposes pursuant to Law No. 209.50, or others of a similar nature; pay checks; and engage in the activities referred to in Sections 8 and 27 of the same article, such as the collection of all kinds of services, taxes, collections, social security payments, health and others, payments and transfer of funds and securities transportation services.
Directors	José Manuel Mena Valencia (Chairman) Andrés Irarrázabal Ureta Carlos Budnevich Le-Fort Álvaro Burrull Cornejo
Chief Executive Officer	Jaime García Escobar
% Direct interest	50.00%
% Share of assets	0.0%

Business Support Affiliates

Corporate Name and Legal Status	Sociedad Interbancaria de Depósitos y Valores S.A.
Address	Avenida Nueva Costanera 4091, Floor 4, Vitacura
Subscribed and Paid-in Capital (ThCh$)	1,197,018
Corporate Purpose	Investment in Depósito de Valores S.A.
Directors	Arturo Concha Ureta (Chairman) Sergio Concha Munilla Miguel Mata Huerta
Chief Executive Officer	Luis Opazo Roco
% Direct interest	26.81%
% Share of assets	0.0%

Corporate Name and Legal Status	Redbanc S.A.
Address	Cerro El Plomo 5630, Floor 13, Office 1301, Las Condes
Subscribed and Paid-in Capital (ThCh$)	3,593,527
Corporate Purpose	To provide services aimed at facilitating the fulfillment of banking purposes, such as: the installation, operation, maintenance, and development of equipment, devices, systems, and services intended for the administration and operation of cash terminals and point-of-sale terminals, automatic or otherwise; providing interconnected electronic networks and related services to perform electronic transfers of funds and information in commercial and financial transactions and electronic and computer processing of communications and data; and the provision of services, administration and operation of Low Value Payment Clearing Houses in accordance with the provisions of Title 2 of Chapter III.H.6, of the Compendium of Financial Regulations of the Central Bank of Chile.
Directors	Joaquín Contardo Silva (Chairman) Víctor Toledo Sandoval Miguel Mata Manuel Gómez Flores Erwin Hahn Huber José Manuel Manzano Pedro Robles Echeverría Diego Regueiro Eduardo Garnham Léniz
Chief Executive Officer	Nicolás Fernando Saenz Castro
% Direct interest	38.13%
% Share of assets	0.0%

CMF

6.5.1

Corporate Name and Legal Status	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.
Address	Cerro Colorado 5240, Torre II, Floor 8, Las Condes
Subscribed and Paid-in Capital (ThCh$)	3,150,820
Corporate Purpose	The company's sole purpose is the provision of payment clearing services and the performance of those activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Andrés Sanfuentes Vergara Carlos Budnevich Le-Fort Jaime Casassus Vargas Sergio Concha Munilla José Isla Valle René Lehuedé Fuenzalida Arturo Tagle Quiroz Renato Peñafiel Muñoz
Chief Executive Officer	Rodrigo Osorio Petit
% Direct interest	15.00%
% Share of assets	0.0%

Corporate Name and Legal Status	Servicios de Infraestructura de Mercado OTC S.A.
Address	Cerro Colorado 5240, Torre I, Floor 18, Las Condes
Subscribed and Paid-in Capital (ThCh$)	12,535,051
Corporate Purpose	The purpose of the company is to manage an infrastructure for the financial market to: a) operate an electronic signature platform for documents; b) provide registration, confirmation, storage, consolidation and reconciliation services for electronic documents, contracts, financial transactions and derivative instruments; and c) carry out activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Andrés Sanfuentes Vergara Carlos Budnevich Le-Fort Jaime Casassus Vargas Sergio Concha Munilla José Isla Valle René Lehuedé Fuenzalida Arturo Tagle Quiroz Renato Peñafiel Muñoz
Chief Executive Officer	Felipe Ledermann Bernal
% Direct interest	12.33%
% Share of assets	0.0%

CMF
6.5.1

Banco de Chile

10

MATERIAL OR ESSENTIAL EVENTS

Banco de Chile Material or Essential Events

(a) During 2024, Banco de Chile reported placing senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission in the local market as a material event. Those bonds are listed below:

Date	Securities Registration Number	Series	Amount	Currency	Maturity	Average Rate
January 15, 2024	11/2022	EZ	3,100,000	UF	05/01/2028	3.72%
January 16, 2024	11/2022	EZ	900,000	UF	05/01/2028	3.72%
January 31, 2024	11/2015	CE	600,000	UF	12/01/2031	3.20%
February 08, 2024	11/2015	CH	200,000	UF	12/01/2032	3.15%
March 15, 2024	11/2022	FA	910,000	UF	08/01/2028	3.25%
March 21, 2024	11/2022	FA	550,000	UF	08/01/2028	3.32%
March 22, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
March 25, 2024	11/2022	FA	400,000	UF	08/01/2028	3.29%
March 26, 2024	11/2022	GG	350,000	UF	05/01/2035	3.35%
March 27, 2024	11/2022	FA	100,000	UF	08/01/2028	3.24%
April 04, 2024	11/2022	EY	500,000	UF	04/01/2028	3.28%
April 12, 2024	11/2022	EX	250,000	UF	07/01/2025	3.10%
April 17, 2024	11/2022	EX	400,000	UF	07/01/2025	3.02%
May 08, 2024(*)	20240002	HX	850,000	UF	12/01/2044	3.49%
May 09, 2024(*)	20240002	HX	300,000	UF	12/01/2044	3.49%
May 17, 2024(*)	20240002	HX	150,000	UF	12/01/2044	3.46%
May 22, 2024(*)	20240002	HX	400,000	UF	12/01/2044	3.46%
June 04, 2024(*)	20240002	HX	1,000,000	UF	12/01/2044	3.55%
June 06, 2024	11/2022	FO	100,000	UF	01/01/2032	3.48%
June 10, 2024	11/2022	EY	100,000	UF	04/01/2028	3.20%
June 11, 2024	11/2022	GG	240,000	UF	05/01/2035	3.53%
June 12, 2024	11/2022	FB	590,000	UF	04/01/2029	3.35%
July 09, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
July 09, 2024	11/2022	FB	1,100,000	UF	04/01/2029	3.50%
July 09, 2024	11/2022	FB	50,000	UF	04/01/2029	3.49%
July 10, 2024	11/2022	FB	150,000	UF	04/01/2029	3.45%
July 11, 2024	11/2022	FC	1,050,000	UF	01/01/2030	3.47%
July 12, 2024	11/2022	FC	200,000	UF	01/01/2030	3.43%
July 18, 2024(*)	20240002	HX	200,000	UF	12/01/2044	3.50%
July 23, 2024	11/2022	FB	700,000	UF	04/01/2029	3.23%
July 24, 2024	11/2022	FA	500,000	UF	08/01/2028	3.04%
September 27, 2024	11/2022	FO	500,000	UF	01/01/2032	2.50%
September 30, 2024(*)	20240002	HX	2,100,000	UF	12/01/2044	2.36%
October 01, 2024(*)	20240002	HP	5,000,000	UF	12/01/2040	2.37%

(*) The bonds were registered using the Automatic Registration modality with the registration number dated April 5, 2024.

CMF
10

Banco de Chile Material or Essential Events

(b) On January 25, 2024, the Board of Directors of Banco de Chile agreed to call an annual general shareholders' meeting for March 28, 2024, to propose, among other matters, the following dividend distribution for the year ended December 31, 2023:

a) Deduct and retain from net distributable income for the year an indexation adjustment on the share capital and reserves for the change in the Consumer Price Index between November 2022 and November 2023, amounting to Ch$223,719,568,421, which will be added to retained earnings for previous years.

b) Distribute a dividend of 80% of the remaining net distributable income, which is a dividend of Ch$8.07716286860 per share payable for each of the bank's 101,017,081,114 shares.

Consequently, the proposed dividend will be 65.6% of net income for the year ended December 31, 2023.

(c) During fiscal year 2024, Banco de Chile reported as a material event the following placements in the foreign market issued under its Medium Term Notes ("MTN") program:

Date	Amount	Currency	Maturity	Average Rate
February 02, 2024	433,000,000	HKD	02/09/2034	4.22%

CMF 10

(d) On March 28, 2024 Banco de Chile reported that, at the annual general shareholders' meeting held on the same date, Mr. Patricio Jottar Nasrallah was definitively appointed as a Regular Director, a position he will hold until the next board elections.

(e) By Resolution dated July 5, 2024, the Financial Market Commission executed the resolution adopted by its board authorizing the bank to form a card operating company with the subsidiary Banchile Asesoría Financiera S.A. as a subsidiary of the bank. Also, by resolution adopted at its meeting held on July 11, 2024, the board of directors approved the incorporation of that company.

(f) On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile, Operadora de Tarjetas B-Pago S.A., whose line of business is as its name suggests, domiciled in the city of Santiago, was executed at the Santiago Notary Office of María Pilar Gutiérrez Rivera. The bank holds 99.9% of the capital and Banchile Asesoría Financiera S.A. holds the remaining 0.1%.

In relation to the above, by resolution dated July 5, 2024, the Financial Market Commission ordered the execution of the resolution of its board that authorized the bank together with the subsidiary Banchile Asesoría Financiera S.A. to incorporate the aforementioned company as a subsidiary of the bank in accordance with Article 70 letter b) of the General Banking Law in addition to approving its bylaws.

(g) On August 28, 2024, Banco de Chile reported that a new Customary Transactions Policy has been approved in accordance with paragraph b) of Article 147 and Title I of General Rule No. 501 of the Financial Market Commission. The new Customary Transactions Policy will be available to interested parties and the general public at the corporate offices and on the website www.bancochile.cl in the Our Bank/Corporate Governance section.

(h) During the September 26, 2024 board meeting, the members agreed to accept the binding purchase offer submitted by Cámara de Comercio de Santiago A.G. for 100% of the shares of Artikos Chile S.A. ("Artikos"), a banking support company. Banco de Chile owns 50% of its shares and the remaining 50% belongs to Banco de Crédito e Inversiones (together with the bank, the "Shareholders").

The transaction is subject to both Shareholders selling 100% of the shares of Artikos and to the fulfillment of several conditions precedent. These include CMF authorization of the sale of 100% of the shares of Artikos and, if necessary, approval of the transaction by the National Economic Prosecutor's Office (*Fiscalía Nacional Económica*).

(i) On December 11, 2024, it was reported that Citigroup Inc. and Banco de Chile had modified the Amended and Restated Trademark License Agreement entered into on November 29, 2019, which granted the bank a license to use certain trademarks. The modification refers to the scope of use of the trademarks that are the object of the contract, limiting the bank's authorization and ability to use them for certain business banking, corporate banking, investment banking and other products and services, as well as outside of the offices of the Banco Edwards del Banco de Chile network.

On November 28, 2024, at board meeting 3,021, the board approved the modification of the aforementioned contract under the terms in Articles 146 and following of the Corporations Law.

(j) On December 18, 2024, Banco Chile reported that, having met the conditions set forth by the parties and as reported in the Essential Event of September 26, 2024, the purchase and sale agreement for 100% of the shares of Artikos Chile S.A. ("Artikos Chile S.A."), a banking support company owned in equal parts (50%) by Banco de Chile and Banco de Crédito e Inversiones (together with the bank, the "Shareholders"), was signed. These shares were acquired by Cámara de Comercio de Santiago A.G.

CMF
10

11

FINANCIAL REPORTING

Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento (The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month's inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market ("CMF")
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

Index

CMF
12

Independent Auditor's Report

EY Chile
Avda. Presidente
Riesco 5435, piso 4
Las Condes
Santiago
Tel: +56 (2) 2676 1000
www.eychile.cl

(Free translation of the report originally issued in spanish)

To the Shareholders and the Board of Directors
Banco de Chile

We have audited the consolidated financial statements of Banco de Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the corresponding notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Banco de Chile and its subsidiaries as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting standards and instructions issued by the Chile's Financial Market Commission.

Basis for Opinion

We conducted our audits in accordance with Generally Accepted Auditing Standards in Chile. Our responsibilities under those standards are further described in the "Auditor's Responsibility for the Audit of the consolidated Financial Statements" section of our report. We are required to be independent of Banco de Chile and its subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Consolidated Financial Statements

The Bank's Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards and instructions issued by the Chile's Financial Market Commission. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of Banco de Chile and its subsidiaries, to continue as a going concern for at least the twelve months following the end of the reporting period, but not limited to that period.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards in Chile will always detect a material misstatement when it exists. The risk of not detecting a material mis-

statement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control by the Management. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with Generally Accepted Auditing Standards in Chile, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Banco de Chile and its subsidiaries. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of Banco de Chile and its subsidiaries to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during the audit.



Rodrigo Vera D.
EY Audit Ltda.

Santiago, february 11, 2025

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31,

	Notes	2024 MCh$	2023 MCh$
ASSETS			
Cash and due from banks	7	2,699,076	2,464,648
Transactions in the course of collection	7	372,456	415,505
Financial assets held for trading at fair value through profit or loss:			
Derivative financial instruments	8	2,303,353	2,035,376
Debt financial instruments	8	1,714,381	3,363,624
Others	8	411,689	409,328
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:			
Debt financial instruments	11	2,088,345	3,786,525
Others	11	—	—
Derivative financial instruments for hedging purposes	12	73,959	49,065
Financial assets at amortized cost:			
Rights from resale agreements and securities lending	13	87,291	71,822
Debt financial instruments	13	944,074	1,431,083
Loans and advances to Banks	13	666,815	2,519,180
Loans to customers - Commercial loans	13	19,724,933	19,624,909
Loans to customers - Residential mortgage loans	13	13,180,186	12,269,148
Loans to customers - Consumer loans	13	5,183,917	4,937,679
Investments in other companies	14	76,769	76,994
Intangible assets	15	158,556	137,204
Property and equipment	16	189,073	201,657
Right-of-use assets	17	96,879	108,889
Current tax assets	18	159,869	141,194
Deferred tax assets	18	556,829	539,818
Other assets	19	1,373,541	1,186,013
Non-current assets and disposal groups held for sale	20	33,450	22,891
TOTAL ASSETS		**52,095,441**	**55,792,552**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Notes	2024 MCh$	2023 MCh$
LIABILITIES			
Transactions in the course of payment	7	283,605	356,871
Financial liabilities held for trading at fair value through profit or loss:			
Derivative financial instruments	21	2,444,806	2,196,921
Others	21	990	2,305
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	141,040	160,602
Financial liabilities at amortized cost:			
Current accounts and other demand deposits	22	14,263,303	13,321,660
Saving accounts and time deposits	22	14,168,703	15,365,562
Obligations by repurchase agreements and securities lending	22	109,794	157,173
Borrowings from financial institutions	22	1,103,468	5,360,715
Debt financial instruments issued	22	9,690,069	9,360,065
Other financial obligations	22	284,479	339,305
Lease liabilities	17	91,429	101,480
Financial instruments of regulatory capital issued	23	1,068,879	1,039,814
Provisions for contingencies	24	194,753	192,152
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	597,228	611,949
Special provisions for credit risk	26	774,184	769,147
Currents tax liabilities	18	132	808
Deferred tax liabilities	18	166	—
Other liabilities	27	1,255,412	1,218,738
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		**46,472,440**	**50,555,267**
EQUITY			
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income			
Elements that are not reclassified in profit and loss	28	7,552	6,756
Elements that can be reclassified in profit and loss	28	(3,775)	17,486
Retained earnings from previous years	28	1,878,778	1,451,076
Income for the year	28	1,207,392	1,243,634
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(597,228)	(611,949)
Shareholders of the Bank	28	**5,622,999**	**5,237,283**
Non-controlling interests	28	**2**	**2**
TOTAL EQUITY		**5,623,001**	**5,237,285**
TOTAL LIABILITIES AND EQUITY		**52,095,441**	**55,792,552**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years between January 1, and December 31,

	Notes	2024 MCh$	2023 MCh$
Interest revenue	30	2,919,967	3,181,624
Interest expense	30	(1,138,312)	(1,634,708)
Net interest income		**1,781,655**	**1,546,916**
UF indexation revenue	31	829,188	832,909
UF indexation expenses	31	(469,992)	(489,165)
Net income from UF indexation		**359,196**	**343,744**
Income from commissions	32	732,922	714,380
Expenses from commissions	32	(161,039)	(168,450)
Net income from commissions		**571,883**	**545,930**
Financial income (expense) for:			
Financial assets and liabilities held for trading	33	102,301	351,352
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	8,289	(4,181)
Exchange, indexation and accounting hedging of foreign currency	33	164,597	120,594
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	**275,187**	**467,765**
Income attributable to investments in other companies	34	17,052	14,432
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(6,465)	3,146
Other operating income	36	51,777	72,939
TOTAL OPERATING INCOME		**3,050,285**	**2,994,872**
Expenses from salaries and employee benefits	37	(582,547)	(582,684)
Administrative expenses	38	(416,696)	(403,255)
Depreciation and amortization	39	(94,601)	(92,308)
Impairment of non-financial assets	40	(2,851)	(1,762)
Other operating expenses	36	(36,039)	(36,090)
TOTAL OPERATING EXPENSES		**(1,132,734)**	**(1,116,099)**
OPERATING RESULT BEFORE CREDIT LOSSES		**1,917,551**	**1,878,773**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Notes	2024 MCh$	2023 MCh$
Credit loss expense for:			
Provisions for credit risk of loans and advances to banks and loans to customers	41	(452,448)	(423,015)
Special provisions for credit risk	41	(3,610)	(3,256)
Recovery of written-off credits	41	65,313	62,266
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(1,009)	2,754
Credit loss expense	41	**(391,754)**	**(361,251)**
NET OPERATING INCOME		**1,525,797**	**1,517,522**
Income from continuing operations before tax		**1,525,797**	**1,517,522**
Income tax	18	(318,405)	(273,887)
Income from continuing operations after tax		**1,207,392**	**1,243,635**
Income from discontinued operations before tax		—	—
Income tax from discontinued operations	18	—	—
Income from discontinued operations after tax	42	—	—
NET INCOME FOR THE YEAR	28	**1,207,392**	**1,243,635**
Attributable to:			
Shareholders of the Bank	28	1,207,392	1,243,634
Non-controlling interests		—	1
Earnings per share:		$	$
Basic earnings	28	11.95	12.31
Diluted earnings	28	11.95	12.31

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the years between January 1, and December 31,

	Notes	2024 MCh$	2023 MCh$
NET INCOME FOR THE YEAR	28	**1,207,392**	**1,243,635**
ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS			
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	115	(75)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	(212)	5,878
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		**(97)**	**5,803**
Income tax on other comprehensive income that will not be reclassified to profit or loss	18	893	(1,567)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	**796**	**4,236**
ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS			
Fair value changes of financial assets at fair value through other comprehensive income	28	(4,664)	8,874
Cash flow hedges	28	(21,798)	113,183
Participation in other comprehensive income of entities registered under the equity method	28	26	116
OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		**(26,436)**	**122,173**
Income tax on other comprehensive income that can be reclassified to profit or loss	28	5,175	(32,365)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	**(21,261)**	**89,808**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	28	**(20,465)**	**94,044**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		**1,186,927**	**1,337,679**
Attributable to:			
Shareholders of the Bank		1,186,927	1,337,678
Non-controlling interests		—	1

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years between January 1, and December 31,

	Notes	2024 MCh$	2023 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit for the year before taxes		1,525,797	1,517,522
Income tax	18	(318,405)	(273,887)
Profit for the year after taxes		1,207,392	1,243,635
Charges (credits) to income (loss) that do not represent cash flows:			
Depreciation and amortization	39	94,601	92,308
Impairment of non-financial assets	40	2,851	1,762
Provisions for credit losses		452,184	419,793
Provisions for contingencies	41	4,883	3,725
Additional provisions	41	—	—
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(1,712)	2,318
Change in deferred tax assets and liabilities	18	(16,678)	(3,682)
Net (income) loss from investments in companies with significant influence	34	(8,730)	(13,409)
Net (income) loss on sale of assets received in payments		(1,271)	(1,629)
Net (income) loss on sale of sale of fixed assets	35	(938)	(2,971)
Write-offs of assets received in payment	35	14,942	5,252
Other charges (credits) that do not represent cash flows		8,739	(9,953)
Changes due to (increase) decrease in assets and liabilities affecting the operating flow:			
Net (increase) decrease in accounts receivable from banks		1,853,194	(340,369)
Net (increase) decrease in loans and accounts receivables from customers		(1,566,163)	(1,062,775)
Net (increase) decrease of debt financial instruments held for trading at fair value through profit or loss		297,364	(323,475)
Net (increase) decrease in other assets and liabilities		(261,262)	(116,853)
Increase (decrease) in deposits and other demand obligations		942,650	(59,946)
Increase (decrease) in repurchase agreements and securities loans		(55,184)	(59,887)
Increase (decrease) in deposits and other time deposits		(1,167,941)	1,288,027
Sale of assets received in lieu of payment		19,556	14,227
Increase (decrease) in obligations with foreign banks		91,361	(42,479)
Increase (decrease) in other financial obligations		(54,802)	(4,646)
Increase (decrease) in obligations with the Central Bank of Chile		(4,348,400)	—
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		547,180	248,462
Net increase (decrease) of debt financial instruments at fair value through other comprehensive income		1,611,197	257,613
Net (increase) decrease of financial instruments at amortized cost		506,337	(493,631)
Total net cash flows provided by (used in) operating activities		**171,350**	**1,041,417**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years between January 1, and December 31,

	Notes	2024 MCh$	2023 MCh$
CASH FLOWS FROM INVESTING ACTIVITIES:			
Leasehold improvements	17	(872)	(1,993)
Fixed assets purchase	16	(16,354)	(24,751)
Fixed assets sale		1,294	3,626
Disposal of investments in companies		11,791	—
Acquisition of intangibles	15	(57,617)	(59,955)
Acquisition of investments in companies	14	—	—
Dividend received of investments in companies		3,416	5,698
Total net cash flows from (used in) investing activities		**(58,342)**	**(77,375)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to the interest of the owners:			
Redemption and payment of interest of letters of credit		(639)	(1,012)
Redemption and payment of interest on current bonds		(1,447,751)	(1,813,176)
Redemption and payment of interest on subordinated bonds		(50,637)	(52,199)
Current bonds issuance	22	1,012,638	1,224,480
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(815,932)	(866,929)
Principal and interest payments for obligations under lease contracts	17	(29,991)	(32,084)
Attributable to non-controlling interest:			
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	(1)
Total net cash flows from (used in) financing activities		**(1,332,312)**	**(1,540,921)**
VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		**(1,219,304)**	**(576,879)**
Effect of exchange rate changes on cash and cash equivalents		**164,743**	**15,637**
Opening balance of cash and cash equivalent	7	**5,544,147**	**6,105,389**
Final balance of cash and cash equivalent	7	**4,489,586**	**5,544,147**
		2024	**2023**
		MCh$	**MCh$**
Interest operating cash flow:			
Interest and readjustments received		3,645,741	3,591,440
Interest and readjustments paid		(1,570,720)	(2,138,298)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years between January 1, and December 31,

Reconciliation of liabilities arising from financing activities:

	12.31.2023	Net Cash Flow	Changes other than Cash: Acquisition / (Disposals)	Changes other than Cash: Foreign currency	Changes other than Cash: UF Movement	12.31.2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	1,444	(639)	—	—	45	850
Bonds	10,398,435	(485,750)	—	186,420	658,993	10,758,098
Dividends paid	—	(815,932)	—	—	—	(815,932)
Obligations for lease contracts	101,480	(29,991)	13,956	—	5,984	91,429
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	**10,501,359**	**(1,332,312)**	**13,956**	**186,420**	**665,022**	**10,034,445**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years between January 1, and December 31, 2024 and 2023

		Attributable to shareholders of the Bank						
	Note	Capital MCh$	Reserves MCh$	Accumulated other comprehensive income MCh$	Retained earnings from previous years and income (loss) for the year MCh$	Total MCh$	Non-controlling interests MCh$	Total Equity MCh$
Opening balances as of January 1, 2023		**2,420,538**	**709,742**	**(69,802)**	**1,797,847**	**4,858,325**	**2**	**4,858,327**
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Application of provision for payment of common stock dividends		—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(611,949)	(611,949)	—	(611,949)
Subtotal: transactions with owners during the year		—	—	—	(958,720)	(958,720)	(1)	(958,721)
Income for the year 2023	28	—	—	—	1,243,634	1,243,634	1	1,243,635
Other comprehensive income for the year	28	—	—	94,044	—	94,044	—	94,044
Subtotal: Comprehensive income for the year		—	—	94,044	1,243,634	1,337,678	1	1,337,679
Balances as of December 31, 2023		**2,420,538**	**709,742**	**24,242**	**2,082,761**	**5,237,283**	**2**	**5,237,285**
Opening balances as of January 1, 2024		**2,420,538**	**709,742**	**24,242**	**2,082,761**	**5,237,283**	**2**	**5,237,285**
Dividends distributed and paid	28	—	—	—	(815,932)	(815,932)	—	(815,932)
Application of provision for payment of common stock dividends	28	—	—	—	611,949	611,949	—	611,949
Provision for payment of common stock dividends	28	—	—	—	(597,228)	(597,228)	—	(597,228)
Subtotal: transactions with owners during the year		—	—	—	(801,211)	(801,211)	—	(801,211)
Income for the year 2024	28	—	—	—	1,207,392	1,207,392	—	1,207,392
Other comprehensive income for the year	28	—	—	(20,465)	—	(20,465)	—	(20,465)
Subtotal: Comprehensive income for the year		—	—	(20,465)	1,207,392	1,186,927	—	1,186,927
Balances as of December 31, 2024		**2,420,538**	**709,742**	**3,777**	**2,488,942**	**5,622,999**	**2**	**5,623,001**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

1. COMPANY INFORMATION:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

2. MAIN ACCOUNTING CRITERIA USED:

(a) Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b) Basis of Consolidation:

The Consolidated Financial Statements of Banco de Chile as of December 31, 2024 and 2023, have been consolidated with its subsidiaries, using the global integration method (line-by-line). They include preparation of individual Financial Statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Banco de Chile and Subsidiaries

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders' equity and consolidated income statement of Banco de Chile.

— Controlled companies (Subsidiaries):

Consolidated Financial Statements as of December 31, 2024 and 2023 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 "Consolidated Financial Statements".

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned					
				Direct		Indirect		Total	
				December		December		December	
			Functional	2024	2023	2024	2023	2024	2023
Rut	Entity	Country	Currency	%	%	%	%	%	%
96.767.630-6	Banchile Administradora General de Fondos S.A.	Chile	$	99.98	99.98	0.02	0.02	100.00	100.00
96.543.250-7	Banchile Asesoría Financiera S.A.	Chile	$	99.96	99.96	—	—	99.96	99.96
77.191.070-K	Banchile Corredores de Seguros Ltda.	Chile	$	99.83	99.83	0.17	0.17	100.00	100.00
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	$	99.70	99.70	0.30	0.30	100.00	100.00
96.645.790-2	Socofin S.A.	Chile	$	99.00	99.00	1.00	1.00	100.00	100.00
77.955.969-6	Operadora de Tarjetas B-Pago S.A.(*)	Chile	$	99.90	—	0.10	—	100.00	—

(*) On July 29, 2024, the public deed of incorporation of the subsidiary company of Banco de Chile was signed, Operadora de Tarjetas B-Pago S.A.

— Investments in associates and joint ventures:

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a "Joint Venture" will be registered according to the equity method.

The investment in other companies that, due to its characteristics, is defined as "Joint Venture" is Servipag Ltda.

— Minority investments in other companies:

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

— Fund administration:

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a payment according to the service provided and market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of December 31, 2024 and 2023 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c) Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d) Use of Estimates and Judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

- Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40);
- Provision for credit risk (Notes No. 13, 26 and 41);
- Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);
- Income taxes and deferred taxes (Note No. 18);
- Provisions (Note No. 24);
- Contingencies and Commitments (Note No. 29);
- Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management in order to quantify certain assets, liabilities, income, expenses and commitments.

During the year ended December 31, 2024 there have been no significant changes in the estimates made.

(e) Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks or “CNCB” (as abbreviated in Spanish), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as "Solely Payments of Principal and Interest" (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

- It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
- The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in "Other comprehensive income" if the following two conditions are met:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and
- The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in "Interest income" or "Interest expense" of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

Financial assets at fair value through other comprehensive income:

— Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

— Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in "Changes in the fair value of equity instruments designated as at fair value through other comprehensive income". The dividends received from these investments are recorded in "Income from investments in companies" of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

— Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their "amortized cost", in accordance with the "effective interest rate" method. They are subdivided according to the following:

- Investment under resale agreements and securities loans (Note No. 13 (a)).
- Debt financial instruments (Note No. 13 (b)).
- Due from banks (Note No. 13 (c)).
- Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in "Provisions for credit risk and loans and accounts receivable from customers" and "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" of the Consolidated Income Statement.

— Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in "Investment under resale agreements and securities loans", which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in "Obligations for repurchase agreements and securities loans". In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as "Obligations under repurchase agreements and securities loans" and is valued according to the interest rate of the agreement.

— Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in "Interest income" and "UF indexation income".

— Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

— Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i) Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii) Lease contracts

These are included under the item "Loans to customers" correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii) Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(f) Credit risk allowance:

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item "Special provisions for credit risk".

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank's Board of Directors approves said models, as well as modifications to their design and application.

(i) Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

Banco de Chile and Subsidiaries

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

— **Normal Loans and Substandard Loans:**

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CNCB.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor's credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

$$Provision_{debtor} = (ESA\text{-}GE) \times (PD_{debtor}/100) \times (LGD_{debtor}/100) + GE \times (PD_{guarantor}/100) \times (LGD_{guarantor}/100)$$

Where:
ESA = Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE = Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

— **Non-complying Loans:**

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Portfolio	Scale of Risk	Expected Loss Range	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:
Expected Loss Rate = (E−R)/E
Allowance = E × (AP/100)

Where:
E = Exposure Amount
R = Recoverable Amount
AP = Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

- No obligation of the debtor with the bank with more than 30 calendar days overdue.
- No new refinances granted to pay its obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has a credit with partial payment periods less than six months, has already made two payments.
- If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
- The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

- The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

  Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

- Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank's portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default, the estimated losses must be related to the type of portfolio and the term of the operations.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

— Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

(a) Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

		Provision factor applicable according to delinquency and CMG				
		Days of default at the end of the month				
CMG section	Concept	0	1-29	30-59	60-89	Non-Complying Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Banco de Chile and Subsidiaries

Where:
PD : Probability of default
LGD : Loss given default
EAD : Exposure at default
CMG : Outstanding loan capital /Mortgage Guarantee value

(b) Commercial portfolio
To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

- **Commercial Leasing Operations**

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)		
Days of default of the operation at the month-end	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)		
PVB = Current value of the operation / Value of the leased asset		
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

- **Generic commercial loans and factoring**

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)			
Days of default at the month-end	With collateral		Without collateral
	PTVG ≤ 100%	PTVG>100%	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)			
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i. Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral's value of the covered product.

ii. Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

- The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.
- Possible situations that could be causing temporary increases in the values of the collaterals.
- Limitations on the amount of coverage established in their respective clauses.

— **Portfolio in default.**

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CNCB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

- No obligation of the debtor with the bank with more than 30 calendar days overdue.
- No new refinances granted to pay its obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has a credit with partial payment periods less than six months, has already made two payments.
- If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
- The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNCB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered

by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

• Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

• Refinancing with past due between 60 and 89 days or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i. In its credit granting policies, the Bank considers at least the following aspects:

- A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.
- Efficient mechanisms for monitoring the debtor's situation, with formally defined internal governance.

ii. Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNCB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

• Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNCB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v) Impairment of loans.

The impaired loans include the following assets, according to Chapter B-1 of the CNCB of the CMF:

- In case of debtors subject to individual assessment, includes credits from "Non-complying loans" those classified in categories B3 and B4 of "Substandard loans".
- Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the "Non-complying loans".

Banco de Chile and Subsidiaries

(vi) Charge-offs.

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

— Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

- The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
- When the debt without executive title expires 90 days after it was recorded in asset.
- At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.
- When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

— Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

- The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property's conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.
- When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.
- When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired are recorded directly in income in the Consolidated Statement of Income, as a reduction of the "Recoveries of written-off loans" item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

(g) Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category "Financial assets at amortized cost" ("Due from banks" and "Loans and accounts receivable from customers"), nor on "Contingent loans", since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CNCB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

— **Impairment of debt financial instruments measured at fair value through other comprehensive income.**

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

(h) Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

- Financial liabilities at amortized cost.

- Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank's objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

- Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings "Interest expenses" and "UF indexation expenses" of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

(i) Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

- If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

- If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

- If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

  - If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

  - If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(j) Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank's trading and foreign exchange activity.

(k) Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l) Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of December 31, 2024 and 2023, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$994.74 per US$1 (Ch$874.35 per US$1 as of December 31, 2023).

As of December 31, 2024, the amount of Ch$164,597 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$120,594 million as of December 31, 2023) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

(m) Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank's operating segments are determined based on its different business units, considering the following:

- That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).
- That its operating results are reviewed regularly by the entity's highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and
- For which separate financial information available.

(n) Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

- Cash and cash equivalents: corresponds to the item "Cash and deposits in banks", plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered

"cash equivalents", for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

– Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

– Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

– Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(o) Financial derivative contracts:

A "Financial Derivative" is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item "Derivative Instruments".

Changes in fair value of derivative contracts held for trading purpose are included under "Financial Assets and Liabilities held for Trading", on the Consolidated Statement of Income.

Additionally, the Bank includes in the valuation of the derivatives "Counterparty Credit Risk Adjustments, including: "CVA" or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the "DVA" o Debit Valuation Adjustment to reflect the Bank's own credit risk. Likewise, the Bank incorporates "Financing Adjustment", also called "FVA" or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p) Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

- A hedge of the fair value of existing assets or liabilities or firm commitments, or;
- A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

- at its inception, the hedge relationship has been formally documented;
- it is expected that the hedge will be highly effective;
- the effectiveness of the hedge can be measured in a reasonable manner; and
- the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the hedge).

(q) Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(r) Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses that have been directly attributed to the asset's acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the years 2024 and 2023 are as follows:

– Buildings	50 years
– Installations	10 years
– Equipment	5 years
– Supplies and accessories	5 years

Maintenance expenses related to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s) Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 "Income Tax".

Banco de Chile and Subsidiaries

(t) Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

- a present obligation has arisen from a past event;
- as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and
- the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

- Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.
- Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor's solvency, as permitted by the current legal framework and the contractual conditions established between the parties.
- Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 ("CAE").
- Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.
- Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.
- Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.
- Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.
- Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u) Provisions for minimum dividends:

According with the CNCB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

(v) Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 (c)).

– Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

– Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company's results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

– Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.71% as of December 31, 2024 and 5.77% as of December 31, 2023).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(w) Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank's owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended December 31, 2024 and 2023 there are no concepts to adjust.

(x) Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and No. 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y) Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 "Revenue from contracts with customers".

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

- Those that correspond to a singular act, when the act that originates them takes place.
- Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
- Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

The fees registered as income by the Bank correspond mainly to:

- Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.
- Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.
- Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.
- Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.
- Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.
- Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.
- Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
- Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.
- Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.
- Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.
- Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

- Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

- Commissions for card operations: commissions paid for credit and debit card operations are included.
- Commissions for licensing the use of card brands.
- Expenses for obligations of loyalty and merits programs for card customers.
- Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.
- Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.
- Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(z) Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa) Financial and operating leases:

- The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as "Other assets" and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

– The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 "Leases" the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab) Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank's historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of December 31, 2024, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2023), which are presented in the caption "Special Provisions for Credit Risk" of liabilities in the Consolidated Statement of Financial Position.

(ac) Fair value measurement:

"Fair value" is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market ("quoted price" or "market price").

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm's length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other's market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank's fair value disclosures are included in Note No. 44.

3. NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED, OR ISSUED THAT HAVE NOT YET BEEN ADOPTED:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises in a sale and leaseback transaction with objective that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Consolidated Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company's exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

Accounting standards issued by CMF.

Circular No. 2,355. Modifies the chapter 11-6 of the actualized compilation of standards for banks and the Circular No.8 for subsidiaries, regulations for the subsidiaries of banks of the article 70 letter b) and the general law of the banks in the payment card industry.

On date July 30, 2024, the CMF published Circular No. 2,355 that establish the norms for the subsidiaries of the banks that operate payment cards, aligning those with the existing rules of other card payment operators. These norms require that such

subsidiaries subscribe in the unique register of card payment operators and comply with the instructions of the Circular No. 1, adapted to their legal environment.

Additionally, this Circular modified the Circular No. 8 of subsidiaries, incorporating information requirements that the payment card operators constituted as subsidiaries of a bank need to send to CMF. These requirements are related to cyber security, risk policies, significant events among others.

The instructions established in this circular took effect on July 30, 2024.

Given that the bank still is in the process of setting up its subsidiary Operadora de Tarjetas B-Pago S.A., the implementation of the new norms has not generated any impact so far.

Circulars issued in the process of implementing the Basel III standards.

During the year 2024, the CMF has issued the following standards related to the implementation of Basel III:

On February 9, 2024, Circular No. 2,343 was published, the regulations modify Chapter 21-11 “Factors and methodology for Banks or group of banks classified as systemically important and requirements that may be imposed as a consequence of this qualification” of the Actualized Compilation of Standards (“RAN” for its initials in Spanish), regarding the lower threshold to determine systemic banks. Additionally, adjustments are made to File R11 “Rating of systemically important banks”, and to Tables 11 “Institutional composition” and 106 “Sub-factors of the Systemically Important Index” of the Information System Manual (“MSI” for its initials in Spanish).

On February 9, 2024, Circular No. 2,344 was published, which provides clarifications to Chapter 21-20 of the Actualized Compilation of Standards (“RAN” for its initials in Spanish), on dispositions related to the promotion of market discipline and financial transparency through of the disclosure of significant and timely information from banking entities to market agents, as defined by the Basel Committee on Banking Supervision, for the standard commonly called “Pillar 3”.

In accordance with the requirements of these circulars, the changes were applied to file R11 and the Pillar 3 report.

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of December 31, 2024, as follows:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IAS 21 Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

As of the date of issuance of these Consolidated Financial Statements, the implementation of this new standard will not have impacts for the Bank or its subsidiaries.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB published a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the presented and disclosed information so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

- Improvement comparability of the income statement.
- Higher transparency in measuring the performance defined by the management.
- More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Due to these Consolidated Financial Statements being prepared according to CMF norms defined in CNCB, the adoption of this standard is conditional to the modification of the CNCB.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB published the new accounting standard IFRS 19 Subsidiaries without Public Accountability and Disclosures, which will come into effect on January 1, 2027 with earlier application permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

Banco de Chile and Subsidiaries

The standard establishes that a subsidiary is in the public interest if:

- It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or
- Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated or individual financial statements if:

- It does not have public responsability; and
- Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with the IFRS.

This new standard will not have impact on the Consolidated Financial Statements.

IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements required by IFRS 7, “Financial Instruments: Disclosure Information” according to the following:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” characteristics if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, separately demonstrating the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss of the fair value that relates to the investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is in the process of analyzing the impact of this new regulation.

Annual improvements to IFRS.

In July 2024, the IASB published the draft Annual Improvements to IFRS accounting standards.

The IASB uses the annual improvement process to make necessary, but non-urgent, amendments to IFRS that will not be included as part of any other project. By presenting the amendments in a single document rather than as a series of fragmented changes, the IASB aims to ease the burden of the changes on all stakeholders. Below is a summary of the issues addressed:

- **IFRS 7 Financial Instruments: Information to be disclosed,** gains or losses from derecognition, IFRS 7 is modified to replace obsolete references to paragraphs of IFRS 13 to be consistent with the wording of the latter standard.

- **Implementation Guide for IFRS 7 Financial Instruments:** Disclosure Information, modifies the wording of the Implementation Guide to be consistent with the requirements of IFRS 7 and with the wording and concepts of IFRS 9 and IFRS 13. Clarifies that The implementation guide does not necessarily illustrate all the requirements of IFRS 7.

- **IFRS 9 Financial Instruments,** derecognition of financial lease liabilities. IFRS 9 is amended by adding a cross-reference to clarify that when a lease liability has been extinguished in accordance with IFRS 9, the lessee must recognize any residual difference in results.

  Transaction price; due to an inconsistency amends IFRS 9 to replace the paragraph that reads “its transaction price (as defined in IFRS 15 Revenue from contracts with customers)” with “the amount determined applying IFRS 15”.

- **IFRS 10 Consolidated Financial Statements,** determination of the existence of a “de facto agent”. Amends IFRS 10 “Consolidated Financial Statements” to clarify an example where judgment is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is analyzing its impact.

Accounting standards issued by CMF.

Circular No. 2,346. Standard model of provisions for consumer loans. Modifies Chapter B-1 “Provisions for credit risk” and Chapter E “Transitional disposition” of the CNCB.

On March 6, 2024, the CMF published this circular that introduces the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans in Chapter B-1 of the CNCB.

The regulations establish matrices for determining the Probability of Default (PD) and Loss Given Default (LGD) parameters that must be used to calculate the minimum level of provisions.

The PD matrix is determined based on three factors (default in the bank, in the financial system and the possession of a mortgage loan).

Banco de Chile and Subsidiaries

Regarding the LGD, the model allows differentiation according to the type of credit (leasing or automotive, installments, cards and lines or other consumer) and also distinguishes those debtors with mortgage credit for housing in the system, allowing banks recognize a loss level adjusted to the specific characteristics of each operation.

The regulations of the standard provision model for consumer loans will come into force as of the accounting close of January 2025. Until that date, banks will continue to estimate the provisions of this portfolio only through their internal methodologies. The impact of the first application must be recorded in the entity's income statement.

Based on the information available at the date of issuance of these Consolidated Financial Statements, the adoption of this new methodology will have an impact in the year 2025 on results of the order of Ch$69,000 million before tax. To address this impact, the Bank has resolved to release additional provisions at the time of implementing the new methodology.

Circular No. 2,347. Precisions of information requirements on subsidiaries, branches abroad and Banking Support Companies.

On April 24, 2024, the CMF published this circular that unifies and establishes in the General Background section of the MSI the instructions regarding the information requirements that banks must prepare and send to the CMF, regarding subsidiaries, branches in the abroad and Banking Support Companies (SAG), which include accounting, debtor, risk and other information.

The first shipment of the new information requirements will be from the first quarter of 2025.

The Bank carried out an analysis and is implementing the necessary measures to comply with this information requirement.

4. ACCOUNTING CHANGES:

During the year ended December 31, 2024, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.

5. RELEVANT EVENTS:

(a) During the year 2024 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Issue Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 15, 2024	11/2022	EZ	3,100,000	UF	05/01/2028	3.72%
January 16, 2024	11/2022	EZ	900,000	UF	05/01/2028	3.72%
January 31, 2024	11/2015	CE	600,000	UF	12/01/2031	3.20%
February 8, 2024	11/2015	CH	200,000	UF	12/01/2032	3.15%
March 15, 2024	11/2022	FA	910,000	UF	08/01/2028	3.25%
March 21, 2024	11/2022	FA	550,000	UF	08/01/2028	3.32%
March 22, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
March 25, 2024	11/2022	FA	400,000	UF	08/01/2028	3.29%
March 26, 2024	11/2022	GG	350,000	UF	05/01/2035	3.35%
March 27, 2024	11/2022	FA	100,000	UF	08/01/2028	3.24%
April 4, 2024	11/2022	EY	500.000	UF	04/01/2028	3.28%
April 12, 2024	11/2022	EX	250,000	UF	07/01/2025	3.10%
April 17, 2024	11/2022	EX	400,000	UF	07/01/2025	3.02%
May 8, 2024 (*)	20240002	HX	850,000	UF	12/01/2044	3.49%
May 9, 2024 (*)	20240002	HX	300,000	UF	12/01/2044	3.49%
May 17, 2024 (*)	20240002	HX	150,000	UF	12/01/2044	3.46%
May 22, 2024 (*)	20240002	HX	400,000	UF	12/01/2044	3.46%
June 4, 2024 (*)	20240002	HX	1,000,000	UF	12/01/2044	3.55%
June 6, 2024	11/2022	FO	100,000	UF	01/01/2032	3.48%
June 10, 2024	11/2022	EY	100,000	UF	04/01/2028	3.20%
June 11, 2024	11/2022	GG	240,000	UF	05/01/2035	3.53%
June 12, 2024	11/2022	FB	590,000	UF	04/01/2029	3.35%
July 9, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
July 9, 2024	11/2022	FB	1,100,000	UF	04/01/2029	3.50%
July 9, 2024	11/2022	FB	50,000	UF	04/01/2029	3.49%
July 10, 2024	11/2022	FB	150,000	UF	04/01/2029	3.45%
July 11, 2024	11/2022	FC	1,050,000	UF	01/01/2030	3.47%
July 12, 2024	11/2022	FC	200,000	UF	01/01/2030	3.43%
July 18, 2024 (*)	20240002	HX	200,000	UF	12/01/2044	3.50%
July 23, 2024	11/2022	FB	700,000	UF	04/01/2029	3.23%
July 24, 2024	11/2022	FA	500,000	UF	08/01/2028	3.04%
September 27, 2024	11/2022	FO	500,000	UF	01/01/2032	2.50%
September 30, 2024 (*)	20240002	HX	2,100,000	UF	12/01/2044	2.36%
October 1, 2024 (*)	20240002	HP	5,000,000	UF	12/01/2040	2.37%

(*) The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

Banco de Chile and Subsidiaries

(b) On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023:

a) Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous years.

b) Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

(c) During the year 2024 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program ("MTN"):

Date	Amount	Currency	Maturity date	Average rate
February 2, 2024	433,000,000	HKD	02/09/2034	4.22%

(d) On March 28, 2024, during the Bank's Ordinary Shareholders' Meeting, the definitive appointment of Mr. Patricio Jottar Nasrallah as a Regular Director of Banco de Chile was made, a position he will hold until the next renewal of the Board of Directors.

(e) On March 28, 2024, the subsidiary Banchile Corredores de Seguros Ltda. reported that the general manager, Mr. Jorge Yoma Rojas, will leave his position on April 15, 2024. Mr. Patricio Salles Delporte will take over as his replacement.

(f) On July 5, 2024, in its resolution, Chilean Commission for the Financial Markets (¨CMF¨) decided to execute the agreement of its committee that authorized the bank together with its subsidiary Banchile Asesoría Financiera S.A. to constitute a company Operadora de Tarjetas as a subsidiary of the Bank. At the session on July 11, 2024, the board of directors approved to form the company.

(g) On July 19, 2024, the subsidiary Banchile Corredores de Bolsa informed as a significant event that at the session on that date, the board of directors approved the resignation of Mr Juan Bissone as the director of the company.

(h) On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile, Operadora de Tarjetas B-Pago S.A., was signed in the Santiago Notary Office of Mrs. María Pilar Gutiérrez Rivera. of its name, with domicile in the city of Santiago and of whose capital belongs to the Bank 99.9% and to Banchile Asesoría Financiera S.A. 0.1%.

In relation to the above, by resolution of July 5, 2024, the Financial Market Commission decided to execute the agreement of its Board that authorized the Bank, together with the subsidiary company Banchile Asesoría Financiera S.A. to establish the company that has been indicated, as a subsidiary company of the Bank, in accordance with the provisions of letter b) of article 70 of the General Banking Law, in addition to approving its statutes

(i) On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. reported that the Board of Directors approved the Policy for Regular Operations with Related Parties, in accordance with the provisions of literal b) of the second paragraph of article 147 of the Law on Public Limited Companies.

This policy is available to interested parties and the general public at the offices of Banchile Corredores de Bolsa S.A. and in the "Regulatory and Financial Information" section of the website www.banchileinversiones.cl.

(j) On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the session celebrated on that date, the board of directors designated as director Mr. David Conzález Oviedo.

(k) On August 26, 2024, the subsidiary Banchile Administradora General de Fondos S.A. informed that its board of directors approved the new policy of usual operations with related parties, in accordance with the provisions set forth in literal b) of article 147 of Law No. 18,046 on Public Limited Companies and in Title I of General Standard No. 501 of the Financial Market Commission.

This policy is available to interested parties and the general public at the offices of Banchile Gestión General de Fondos S.A. and in the "Regulatory and Financial Information" section of the website www.banchileinversiones.cl

(l) On August 26, 2024, the subsidiary Banchile Administratora General de Fondos S.A. reported that in a session held on that date, the Board of Directors became aware and accepted the resignation presented by the Director, Mr. Francisco Brancoli Bravo.

Given the above, the Board of Directors agreed to appoint Ms. Paola Alam Auad as Director of Banchile Administrator General of Funds S.A.

(m) On August 28, 2024, Banco de Chile reported that a new Usual Operations Policy has been approved in accordance with the provisions set forth in literal b) of article 147 of the Public Limited Companies Law that has been cited and in Title I of the Regulation. General Character No. 501 of the Financial Market Commission. The new Usual Operations Policy indicated will be available to interested parties and the general public at the corporate offices and on the website www.bancochile.cl, Our Bank/Corporate Government section.

(n) On September 26, 2024, at a Board meeting, it was agreed to accept the binding purchase offer presented by the Chamber of Commerce of Santiago A.G. for 100% of the shares of Artikos Chile S.A. ("Artikos"), a business support company in which Banco de Chile owns 50% of its shares, while the remaining 50% belongs to Banco de Crédito e Inversiones (together with the Bank as the "Shareholders").

The transaction is subject to both Shareholders selling 100% of the Artikos shares and compliance with various suspensive conditions, among which are the authorization of the CMF for the sale of 100% of the Artikos shares and that, If necessary, the transaction is approved by the National Economic Prosecutor's Office.

(o) On November 19, 2024, the subsidiary Banchile Corredores de Bolsa S.A. reported that it was aware of and accepted the resignation presented by Mr. Hernán Arellano Salas to the position of General Manager of the subsidiary, effective as of that date.

Likewise, in his replacement, the Board of Directors appointed Mr. José Antonio Díaz Orellana as Interim General Manager.

Banco de Chile and Subsidiaries

(p) On December 11, 2024, it is reported that Citigroup Inc. and Banco de Chile have modified the contract called Amended and Restated Trademark License Agreement signed on November 29, 2019, through which a license was granted to this banking institution to the use of certain brands. The modification refers to the scope of use of the brands that are the subject of the contract, limiting the authorization and possibility for the Bank to use them to certain products and services of business, corporate, investment banking and other businesses, as well as as well as outside the offices of the Banco Edwards network of Banco de Chile.

The Board of Directors of Banco de Chile, in session No. 3,021 of November 28, 2024, approved the modification to the aforementioned contract, in the terms provided in articles 146 et seq. of the Public Limited Companies Law.

(q) On December 18, 2024, Banco de Chile reported that having met the conditions established by the parties and as reported in the relevant event as of September 26, the purchase agreement was signed for 100% of the shares of Artikos Chile S.A. (“Artikos”), a business support company in which Banco de Chile owns 50% of its shares, while the remaining 50% belongs to Banco de Crédito e Inversiones (being together with the Bank the “Shareholders”). “), which have been acquired by the Santiago Chamber of Commerce A.G.

6. BUSINESS SEGMENTS:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail: This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale: This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury: This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries: Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Socofin S.A.
- Operadora de Tarjetas B-Pago S.A.

The financial information used to measure the performance of the Bank's business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

- The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

- Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

- The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

- Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2024 and 2023 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

Banco de Chile and Subsidiaries

The following table presents the income by segment for the years ended between January 1, and December 31, 2024 and 2023 for each of the segments defined above:

	Retail		Wholesale	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Net interest revenue (expense) and UF indexation	1,503,824	1,427,085	744,346	790,083
Net commissions revenue (expense)	323,869	321,736	90,259	81,680
Profit (loss) of financial operations	434	385	15,685	21,842
Foreign currency changes, indexation and accounting hedge	15,451	10,386	31,725	33,060
Other income	44,156	54,623	7,822	24,913
Income attributable to investments in other companies	9,291	9,624	6,385	3,366
Total operating revenue	1,897,025	1,823,839	896,222	954,944
Expenses from salaries and employee benefits	(382,339)	(380,149)	(110,857)	(110,822)
Administrative expenses	(337,630)	(326,380)	(75,140)	(74,445)
Depreciation and amortization	(78,908)	(76,893)	(8,002)	(8,502)
Impairment of non-financial assets	(1,147)	(1,773)	—	(5)
Other operating expenses	(25,583)	(28,439)	(9,973)	(6,841)
Total operating expenses	(825,607)	(813,634)	(203,972)	(200,615)
Expenses for credit losses	(364,712)	(373,169)	(26,033)	9,164
Income from operations	**706,706**	**637,036**	**666,217**	**763,493**
Income taxes				
Income after income taxes				

The following table presents assets and liabilities of the years ended December 31, 2024 and 2023 by each segment defined above:

	Retail		Wholesale	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
ASSETS	24,831,698	23,583,402	13,259,610	13,247,584
Current and deferred taxes				
Total assets				
LIABILITIES	18,014,282	19,123,031	10,790,972	10,671,254
Current and deferred taxes				
Total liabilities				

	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	(105,115)	(316,290)	(3,759)	(11,162)	2,139,296	1,889,716	1,555	944	2,140,851	1,890,660
	4,376	1,725	190,192	173,416	608,696	578,557	(36,813)	(32,627)	571,883	545,930
	69,111	285,330	26,915	40,558	112,145	348,115	(1,555)	(944)	110,590	347,171
	91,478	51,185	25,943	25,963	164,597	120,594	—	—	164,597	120,594
	—	—	3,408	3,400	55,386	82,936	(10,074)	(6,851)	45,312	76,085
	980	342	396	1,100	17,052	14,432	—	—	17,052	14,432
	60,830	22,292	243,095	233,275	3,097,172	3,034,350	(46,887)	(39,478)	3,050,285	2,994,872
	(2,974)	(2,972)	(86,397)	(88,761)	(582,567)	(582,704)	20	20	(582,547)	(582,684)
	(1,676)	(1,866)	(48,178)	(39,052)	(462,624)	(441,743)	45,928	38,488	(416,696)	(403,255)
	(302)	(289)	(7,389)	(6,624)	(94,601)	(92,308)	—	—	(94,601)	(92,308)
	—	—	(1,704)	16	(2,851)	(1,762)	—	—	(2,851)	(1,762)
	(2)	(3)	(1,420)	(1,777)	(36,978)	(37,060)	939	970	(36,039)	(36,090)
	(4,954)	(5,130)	(145,088)	(136,198)	(1,179,621)	(1,155,577)	46,887	39,478	(1,132,734)	(1,116,099)
	(1,009)	2,754	—	—	(391,754)	(361,251)	—	—	(391,754)	(361,251)
	54,867	**19,916**	**98,007**	**97,077**	**1,525,797**	**1,517,522**	**—**	**—**	**1,525,797**	**1,517,522**
									(318,405)	**(273,887)**
									1,207,392	**1,243,635**

	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	12,590,222	17,530,710	924,392	986,697	51,605,922	55,348,393	(227,179)	(236,853)	51,378,743	55,111,540
									716,698	681,012
									52,095,441	**55,792,552**
	17,199,083	20,219,857	694,984	777,170	46,699,321	50,791,312	(227,179)	(236,853)	46,472,142	50,554,459
									298	808
									46,472,440	**50,555,267**

7. CASH AND CASH EQUIVALENTS:

The detail of the balances included under cash and cash equivalents as follows:

	2024	2023
	MCh$	MCh$
Cash and due from banks:		
Cash	879,130	929,034
Deposit in Chilean Central Bank (*)	1,036,476	590,426
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	12,767	17,052
Deposits in abroad banks	770,703	928,136
Subtotal – Cash and due from banks	2,699,076	2,464,648
Net transactions in the course of settlement (**)	88,851	58,634
Others cash equivalents (***)	1,701,659	3,020,865
Total cash and cash equivalents	**4,489,586**	**5,544,147**

The detail of the balances included under net ongoing clearance operations is as follows:

	2024	2023
	MCh$	MCh$
ASSETS		
Documents drawn on other banks (clearing)	109,635	84,635
Funds receivable	262,821	330,870
Subtotal - assets	372,456	415,505
LIABILITIES		
Funds payable	(283,605)	(356,871)
Subtotal - liabilities	(283,605)	(356,871)
Net transactions in the course of settlement	**88,851**	**58,634**

(*) The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**) Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***) Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

8. FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

The item detail is as follows:

	2024	2023
	MCh$	MCh$
Financial derivative contracts	2,303,353	2,035,376
Debt Financial Instruments	1,714,381	3,363,624
Other financial instruments	411,689	409,328
Total	**4,429,423**	**5,808,328**

(a) The Bank as of December 31, 2024 and 2023, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,289,559	3,659,459	1,712,274	2,410,522	2,589,278	2,517,954
Interest rate swap	—	—	376,933	847,401	2,249,606	1,859,664	5,133,205	6,593,100
Interest rate and cross currency swap	—	—	107,571	167,667	249,871	305,181	2,198,760	987,931
Call currency options	—	—	11,551	7,019	42,692	26,243	57,908	87,429
Put currency options	—	—	10,208	3,012	16,989	24,464	23,301	51,132
Total	**—**	**—**	**3,795,822**	**4,684,558**	**4,271,432**	**4,626,074**	**10,002,452**	**10,237,546**

	Notional amount of contract with final expiration date in									
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	916,016	355,774	26,575	13,536	4,442	—	8,538,144	8,957,245	227,670	212,475
	7,253,517	7,157,777	4,172,518	3,743,282	4,250,312	4,709,682	23,436,091	24,910,906	732,395	883,689
	2,164,528	2,724,924	1,449,064	1,112,311	2,686,049	2,410,153	8,855,843	7,708,167	1,338,086	934,466
	11,340	7,325	—	—	—	—	123,491	128,016	4,949	3,435
	—	6,558	—	—	—	—	50,498	85,166	253	1,311
	10,345,401	**10,252,358**	**5,648,157**	**4,869,129**	**6,940,803**	**7,119,835**	**41,004,067**	**41,789,500**	**2,303,353**	**2,035,376**

Banco de Chile and Subsidiaries

(b) The detail of the Debt Financial Instruments is the following:

	2024 MCh$	2023 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	1,217,317	2,799,442
Bonds and Promissory notes from the General Treasury of the Republic	278,140	227,871
Other fiscal debt financial instruments	—	—
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	217,948	336,311
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign governments or Central Banks	976	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	**1,714,381**	**3,363,624**

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, by an amount of Ch$10,038 million as of December 31, 2024 (as of December 31, 2023, there is no amount for this concept). The repurchase agreements have an average maturity of 2 days at the end of the year 2024. As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$245,620 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$89,223 million as of December 31, 2024 (Ch$121,586 million in December 2023). The repurchase agreements have an average maturity of 7 days at the end of the year 2024 (4 days in 2023).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$998 million as of December 31, 2024 (Ch$1,733 million in December 2023), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

(c) The detail of other financial instruments is as follows:

	2024 MCh$	2023 MCh$
Mutual fund investments		
Funds managed by related companies	408,121	405,752
Funds managed by third-parties	—	—
Equity instruments		
Domestic equity instruments	1,039	2,058
Foreign equity instruments	—	485
Loans originated and acquired by the entity	—	—
Others	2,529	1,033
Total	**411,689**	**409,328**

9. NON-TRADING FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS:

As of December 31, 2024 and 2023, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10. FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS:

As of December 31, 2024 and 2023, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

11. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME:

The item detail is as follows:

	2024	2023
	MCh$	MCh$
Debt Financial Instruments	2,088,345	3,786,525
Other financial instruments	—	—
Total	**2,088,345**	**3,786,525**

(a) As of December 31, 2024 and 2023, the detail of debt financial instruments is as follows:

	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	—	473,642
Bonds and Promissory notes from the General Treasury of the Republic	660,321	1,362,510
Other fiscal debt financial instruments	456	1,500
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	1,321,030	1,681,744
Bonds and trade effects from domestic companies	54,600	59,921
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	48,883	43,294
Debt financial instruments from other foreign banks	—	163,914
Bonds and trade effects from foreign companies	3,055	—
Other debt financial instruments issued abroad	—	—
Total	**2,088,345**	**3,786,525**

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$10,001 million in December 2024 (Ch$10,488 million in December 2023). The repurchase agreements have an average maturity of 2 days in December 2024 (3 days in December 2023). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$22,719 million as of December 31, 2024 (Ch$43,863 million as of December 31, 2023).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023. There are no collaterals as of December 31, 2024 for this concept. There is no collateral delivered as of December 31, 2024 for this concept given that the program ended on July 1, 2024.

As of December 31, 2024 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$4,226 million (Ch$5,500 million as of December 31, 2023).

(b) The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total	
	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$
Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	1,921	—	—	—	1,921
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	**3,786,525**	**5,500**	**—**	**—**	**—**	**—**	**3,786,525**	**5,500**
Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change in balance	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	**2,088,345**	**4,226**	**—**	**—**	**—**	**—**	**2,088,345**	**4,226**

(c) Realized and unrealized gains and losses:

As of December 31, 2024, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$4,478 million (unrealized gain of Ch$9,142 million as of December 31, 2023), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2024 and 2023 are reported under "Net Financial income (expense)" (See Note No. 33).

Banco de Chile and Subsidiaries

The changes in realized gains and losses at the end of both years are the following:

	2024 MCh$	2023 MCh$
Unrealized gains (losses)	3,386	4,352
Realized losses (gains) reclassified to income	(8,050)	4,522
Subtotal	(4,664)	8,874
Income tax on other comprehensive income	(710)	(1,806)
Net effect in equity	**(5,374)**	**7,068**

12. DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING PURPOSES:

(a.1) As of December 31, 2024 and 2023, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	131,987	141,416
Total	**—**	**—**	**—**	**—**	**—**	**—**	**131,987**	**141,416**

(a.2) As of December 31, 2024 and 2023, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	134,806	—
Total	**—**	**—**	**—**	**—**	**—**	**—**	**134,806**	**—**

	Notional amount of contract with final expiration date in									
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	—	—	—	—	—	—	—	—	—	—
	274,935	36,553	122,041	232,293	306,460	222,615	835,423	632,877	73,959	49,065
	274,935	**36,553**	**122,041**	**232,293**	**306,460**	**222,615**	**835,423**	**632,877**	**73,959**	**49,065**

	Notional amount of contract with final expiration date in									
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	—	—	—	—	—	—	—	—	—	—
	34,060	218,840	132,265	180,325	875,618	983,782	1,176,749	1,382,947	141,040	160,602
	34,060	**218,840**	**132,265**	**180,325**	**875,618**	**983,782**	**1,176,749**	**1,382,947**	**141,040**	**160,602**

Banco de Chile and Subsidiaries

(b) Fair value Hedges:

As of December 31, 2024 and 2023, no fair value hedges are held.

(c) Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento ("CLF") in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item "Interest Revenue" of the Income Financial Statements.

(c.2) Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months	
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element						
Outflows:						
Corporate Bond	—	—	(472)	(450)	(7,576)	(4,686)
Obligation USD	—	—	—	—	—	—
Hedge instrument						
Inflows:						
Cross Currency Swap	—	—	472	450	7,576	4,686
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**

(c.3) Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months	
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element						
Inflows:						
Cash flows in CLF	—	—	1,588	1,506	2,804	1,834
Hedge instrument						
Outflows:						
Cross Currency Swap	—	—	(1,588)	(1,506)	(2,804)	(1,834)
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**

Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
(213,764)	(199,047)	(444,033)	(245,308)	(357,141)	(552,541)	(1,297,164)	(1,252,534)	(2,320,150)	(2,254,566)
(104,466)	(1,366)	—	(88,096)	—	—	—	—	(104,466)	(89,462)
318,230	200,413	444,033	333,404	357,141	552,541	1,297,164	1,252,534	2,424,616	2,344,028
—	—	—	—	—	—	—	—	—	—

Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
306,543	182,057	377,477	328,074	304,794	467,263	1,280,412	1,314,328	2,273,618	2,295,062
(306,543)	(182,057)	(377,477)	(328,074)	(304,794)	(467,263)	(1,280,412)	(1,314,328)	(2,273,618)	(2,295,062)
—	—	—	—	—	—	—	—	—	—

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4) The unrealized results generated during the year 2024 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$21,798 million (credit to equity of Ch$113,183 million in December 2023). The net effect of taxes charge to equity amounts to Ch$15,913 million (credit to equity of Ch$82,624 million during the year December 2023).

The accumulated balance for this concept as of December 31, 2024 corresponds to a charge in equity amounted to Ch$12,397 million (credit to equity of Ch$9,401 million as of December 2023).

(c.5) The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$100,566 million during the year 2024 (charge to results for Ch$4,320 million during the year December 2023).

(c.6) As of December 31, 2024 and 2023, there is not any inefficiency in the cash flow hedge, because both, hedged item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7) As of December 31, 2024 and 2023, the Bank does not have hedges of net investments in foreign business.

13. FINANCIAL ASSETS AT AMORTIZED COST:

The item detail is as follows:

	2024 MCh$	2023 MCh$
Rights from resale agreements and securities lending	87,291	71,822
Debt financial instruments	944,074	1,431,083
Loans and advances to Banks	666,815	2,519,180
Loans to customers:		
Commercial loans	20,105,228	19,991,114
Residential mortgage loans	13,218,586	12,303,154
Consumer loans	5,551,306	5,306,436
Provisions established for credit risk:		
Commercial loans provisions	(380,295)	(366,205)
Mortgage loans provisions	(38,400)	(34,006)
Consumer loans provisions	(367,389)	(368,757)
Total	**39,787,216**	**40,853,821**

(a) Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2024 and 2023, the detail is as follows:

	2024 MCh$	2023 MCh$
Transaction with domestic banks	—	—
Transaction with foreign banks	—	—
Transaction with other domestic entities		
Resale agreements	87,291	71,822
Rights from securities lending	—	—
Transaction with other foreign entities	—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending	—	—
Total	**87,291**	**71,822**

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2024, the fair value of the instruments received amounts to Ch$87,157 million (Ch$73,874 million in December 2023).

(b) Debt financial instruments:

At the end of each year, the balances presented under this item are as follows:

	2024 MCh$	2023 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	—	507,261
Bonds and promissory notes from the General Treasury of the Republic	944,109	923,880
Other fiscal debt financial instruments	—	—
Other Finacial Instruments issued in Chile	—	—
Financial Instruments issued Abroad	—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments		
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(35)	(58)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	**944,074**	**1,431,083**

Banco de Chile and Subsidiaries

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

(c) **Loans and advances to Banks:** At the end of each year, the balances presented under this item are as follows:

As of December 31, 2024	Assets before allowances			
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$
Domestic Banks				
Interbank loans of liquidity	300,042	—	—	300,042
Interbank loans commercial	—	—	—	—
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with domestic banks	—	—	—	—
Foreign Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	269,191	—	—	269,191
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	98,470	—	—	98,470
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Subtotal Domestic Bank and Foreign	667,703	—	—	667,703
Central Bank of Chile				
Current account deposits for derivative transactions with a central counterparty	—	—	—	—
Other deposits not available	—	—	—	—
Other receivables	—	—	—	—
Foreign Central Banks				
Current account deposits for derivatives transactions	—	—	—	—
Other deposits not available	—	—	—	—
Other receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—
Total	**667,703**	**—**	**—**	**667,703**

	Allowances established				
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$	Net Financial Asset MCh$
	(154)	—	—	(154)	299,888
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(589)	—	—	(589)	268,602
	—	—	—	—	—
	(145)	—	—	(145)	98,325
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(888)	—	—	(888)	666,815
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(888)	**—**	**—**	**(888)**	**666,815**

Banco de Chile and Subsidiaries

As of December 31, 2023	Assets before allowances			
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$
Domestic Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	—	—	—	—
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Foreign Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	205,362	—	—	205,362
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	213,636	—	—	213,636
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Subtotal Domestic Bank and Foreign	418,998	—	—	418,998
Central Bank of Chile				
Current account deposits for derivative transactions with a central counterparty	—	—	—	—
Other deposits not available	2,100,933	—	—	2,100,933
Other receivables	—	—	—	—
Foreign Central Banks				
Current account deposits for derivatives transactions	—	—	—	—
Other deposits not available	—	—	—	—
Other receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,100,933	—	—	2,100,933
Total	**2,519,931**	**—**	**—**	**2,519,931**

Allowances established				
Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$	Net Financial Asset MCh$
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
(449)	—	—	(449)	204,913
—	—	—	—	—
(302)	—	—	(302)	213,334
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
(751)	—	—	(751)	418,247
—	—	—	—	—
—	—	—	—	2,100,933
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	2,100,933
(751)	**—**	**—**	**(751)**	**2,519,180**

Banco de Chile and Subsidiaries

(d) Loans to Customers: At the end of each year, the balances presented under this item are as follows:

Loans to Customers As of December 31, 2024	Assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Commercial loans						
Commercial loans	10,512,364	3,835,557	194,728	219,467	350,892	15,113,008
Chilean exports foreign trade loans	1,428,828	3,006	7,008	10,473	395	1,449,710
Accrediting foreign trade loans negotiated in terms of Chilean imports	162	—	—	—	—	162
Chilean imports foreign trade loans	503,824	46,538	5,694	3,203	3,038	562,297
Foreign trade credits to third countries	—	—	—	—	—	—
Current account debtors	97,422	87,836	5,269	4,051	2,241	196,819
Credit card debtors	25,500	84,721	1,120	1,441	10,968	123,750
Factoring transactions	555,766	36,830	4,114	27	175	596,912
Commercial lease transactions (1)	1,614,628	296,248	28,243	37,964	13,941	1,991,024
Student loans	—	48,804	—	—	3,476	52,280
Other loans and accounts receivable	8,764	965	121	8,141	1,275	19,266
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228
Residential mortgage loans						
Letters of credit	—	1,267	—	—	123	1,390
Endorsable mortgage loans	—	10,603	—	—	446	11,049
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—
Other residential lending	—	12,714,211	—	—	327,154	13,041,365
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	—	154,542	—	—	10,240	164,782
Subtotal	—	12,880,623	—	—	337,963	13,218,586
Consumer loans						
Consumer loans in installments	—	3,007,298	—	—	246,349	3,253,647
Current account debtors	—	270,268	—	—	13,657	283,925
Credit card debtors	—	1,981,073	—	—	30,976	2,012,049
Consumer lease transactions (1)	—	320	—	—	—	320
Other loans and accounts receivable	—	4	—	—	1,361	1,365
Subtotal	—	5,258,963	—	—	292,343	5,551,306
Total	**14,747,258**	**22,580,091**	**246,297**	**284,767**	**1,016,707**	**38,875,120**

(1) In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2024, Ch$992,848 million correspond to finance leases on real estate assets and Ch$998,496 million correspond to finance leases on movable property.

Allowances established								
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties Fogape Covid-19		Net Financial Asset
Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Sub Total MCh$	MCh$	Total MCh$	MCh$
(96,621)	(25,815)	(2,150)	(62,373)	(75,510)	(262,469)	(2,764)	(265,233)	14,847,775
(21,952)	(79)	(443)	(1,783)	(208)	(24,465)	—	(24,465)	1,425,245
(15)	—	—	—	—	(15)	—	(15)	147
(21,019)	(1,255)	(799)	(2,064)	(1,722)	(26,859)	—	(26,859)	535,438
—	—	—	—	—	—	—	—	—
(2,672)	(2,102)	(497)	(2,102)	(1,062)	(8,435)	—	(8,435)	188,384
(1,061)	(2,910)	(157)	(917)	(5,999)	(11,044)	—	(11,044)	112,706
(10,887)	(787)	(292)	(25)	(63)	(12,054)	—	(12,054)	584,858
(3,808)	(2,086)	(99)	(10,831)	(2,967)	(19,791)	(397)	(20,188)	1,970,836
—	(2,148)	—	—	(2,417)	(4,565)	—	(4,565)	47,715
(300)	(18)	(11)	(6,620)	(488)	(7,437)	—	(7,437)	11,829
(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
—	(2)	—	—	(7)	(9)	—	(9)	1,381
—	(7)	—	—	(39)	(46)	—	(46)	11,003
—	—	—	—	—	—	—	—	—
—	(15,623)	—	—	(21,520)	(37,143)	—	(37,143)	13,004,222
—	—	—	—	—	—	—	—	—
—	(227)	—	—	(975)	(1,202)	—	(1,202)	163,580
—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
—	(137,888)	—	—	(142,358)	(280,246)	—	(280,246)	2,973,401
—	(12,566)	—	—	(5,433)	(17,999)	—	(17,999)	265,926
—	(49,598)	—	—	(18,229)	(67,827)	—	(67,827)	1,944,222
—	(4)	—	—	—	(4)	—	(4)	316
—	(1)	—	—	(1,312)	(1,313)	—	(1,313)	52
—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
(158,335)	**(253,116)**	**(4,448)**	**(86,715)**	**(280,309)**	**(782,923)**	**(3,161)**	**(786,084)**	**38,089,036**

Banco de Chile and Subsidiaries

Loans to Customers As of December 31, 2023	Assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Commercial loans						
Commercial loans	10,855,599	3,910,753	185,244	197,361	321,133	15,470,090
Chilean exports foreign trade loans	1,122,027	3,629	5,672	6,522	158	1,138,008
Accrediting foreign trade loans negotiated in terms of Chilean imports	94	—	—	—	—	94
Chilean imports foreign trade loans	529,967	41,565	6,584	2,102	2,545	582,763
Foreign trade credits to third countries	—	—	—	—	—	—
Current account debtors	85,209	90,883	4,829	3,739	1,855	186,515
Credit card debtors	21,353	71,726	1,056	1,033	8,537	103,705
Factoring transactions	558,316	39,021	5,258	453	183	603,231
Commercial lease transactions (1)	1,462,558	277,280	32,017	35,525	13,686	1,821,066
Student loans	—	52,521	—	—	4,114	56,635
Other loans and accounts receivable	7,417	10,895	195	9,204	1,296	29,007
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114
Residential mortgage loans						
Letters of credit	—	2,339	—	—	151	2,490
Endorsable mortgage loans	—	10,983	—	—	329	11,312
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—
Other residential lending	—	11,871,797	—	—	250,593	12,122,390
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	—	158,981	—	—	7,981	166,962
Subtotal	—	12,044,100	—	—	259,054	12,303,154
Consumer loans						
Consumer loans in installments	—	2,943,848	—	—	237,359	3,181,207
Current account debtors	—	268,525	—	—	2,449	270,974
Credit card debtors	—	1,817,403	—	—	34,974	1,852,377
Consumer lease transactions (1)	—	380	—	—	—	380
Other loans and accounts receivable	—	15	—	—	1,483	1,498
Subtotal	—	5,030,171	—	—	276,265	5,306,436
Total	**14,642,540**	**21,572,544**	**240,855**	**255,939**	**888,826**	**37,600,704**

(1) In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2023 Ch$921,451 million correspond to finance leases on immovable property and Ch$899,995 million correspond to finance leases on movable property.

Allowances established								
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties Fogape Covid-19		
Individual	Group	Individual	Individual	Group	Sub Total		Total	Net Financial Asset
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
(92,816)	(26,083)	(6,842)	(54,446)	(74,174)	(254,361)	(8,604)	(262,965)	15,207,125
(21,669)	(110)	(26)	(3,981)	(90)	(25,876)	—	(25,876)	1,112,132
(8)	—	—	—	—	(8)	—	(8)	86
(17,271)	(1,127)	(915)	(1,515)	(1,284)	(22,112)	—	(22,112)	560,651
—	—	—	—	—	—	—	—	—
(2,684)	(2,175)	(758)	(1,439)	(874)	(7,930)	—	(7,930)	178,585
(880)	(2,207)	(151)	(608)	(4,660)	(8,506)	—	(8,506)	95,199
(10,001)	(811)	(497)	(349)	(66)	(11,724)	—	(11,724)	591,507
(3,103)	(1,878)	(102)	(4,813)	(3,334)	(13,230)	(527)	(13,757)	1,807,309
—	(2,189)	—	—	(2,905)	(5,094)	—	(5,094)	51,541
(253)	(10)	(26)	(7,494)	(450)	(8,233)	—	(8,233)	20,774
(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
—	(2)	—	—	(8)	(10)	—	(10)	2,480
—	(8)	—	—	(31)	(39)	—	(39)	11,273
—	—	—	—	—	—	—	—	—
—	(15,919)	—	—	(17,005)	(32,924)	—	(32,924)	12,089,466
—	—	—	—	—	—	—	—	—
—	(259)	—	—	(774)	(1,033)	—	(1,033)	165,929
—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
—	(150,741)	—	—	(130,531)	(281,272)	—	(281,272)	2,899,935
—	(12,256)	—	—	(1,179)	(13,435)	—	(13,435)	257,539
—	(51,867)	—	—	(20,751)	(72,618)	—	(72,618)	1,779,759
—	(5)	—	—	—	(5)	—	(5)	375
—	(4)	—	—	(1,423)	(1,427)	—	(1,427)	71
—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
(148,685)	**(267,651)**	**(9,317)**	**(74,645)**	**(259,539)**	**(759,837)**	**(9,131)**	**(768,968)**	**36,831,736**

Banco de Chile and Subsidiaries

(e) **Contingent loan:** At the close of each reporting year, the contingent credit risk exposure is as follows:

As of December 31, 2024	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	335,420	705	597	15	—	336,737
Letters of credit for goods circulation operations	441,899	240	77	—	—	442,216
Commitments to purchase local currency debt abroad	—	—	—	—	—	—
Contingent event transactions	3,002,848	64,429	33,791	23,155	403	3,124,626
Undrawn credit lines with immediate termination	1,516,269	9,594,526	5,762	1,333	7,410	11,125,300
Undrawn credit lines	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—
Other irrevocable loan commitments	51,889	—	—	—	—	51,889
Other contingent loans	—	—	—	—	—	—
Total	**5,348,325**	**9,659,900**	**40,227**	**24,503**	**7,813**	**15,080,768**

As of December 31, 2023	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	350,420	586	525	—	—	351,531
Letters of credit for goods circulation operations	350,122	482	—	—	—	350,604
Commitments to purchase local currency debt abroad	—	—	—	—	—	—
Contingent event transactions	2,524,034	52,140	45,876	17,885	362	2,640,297
Undrawn credit lines with immediate termination	1,446,599	8,623,438	5,224	976	8,221	10,084,458
Undrawn credit lines	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—
Other irrevocable loan commitments	120,545	—	—	—	—	120,545
Other contingent loans	—	—	—	—	—	—
Total	**4,791,720**	**8,676,646**	**51,625**	**18,861**	**8,583**	**13,547,435**

Provisions established							
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation				
Individual	Group	Individual	Individual	Group	Total		Net exposure for credit risk of contingent loans
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
(4,855)	(8)	(83)	(10)	—	(4,956)		331,781
(1,037)	—	(2)	—	—	(1,039)		441,177
—	—	—	—	—	—		—
(30,827)	(669)	(2,736)	(13,595)	(153)	(47,980)		3,076,646
(2,916)	(4,666)	(73)	(795)	(3,539)	(11,989)		11,113,311
—	—	—	—	—	—		—
—	—	—	—	—	—		—
(1,573)	—	—	—	—	(1,573)		50,316
—	—	—	—	—	—		—
(41,208)	**(5,343)**	**(2,894)**	**(14,400)**	**(3,692)**	**(67,537)**		**15,013,231**

Provisions established							
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation				
Individual	Group	Individual	Individual	Group	Total		Net exposure for credit risk of contingent loans
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
(4,511)	(9)	(73)	—	—	(4,593)		346,938
(863)	(2)	—	—	—	(865)		349,739
—	—	—	—	—	—		—
(29,397)	(525)	(3,887)	(5,545)	(110)	(39,464)		2,600,833
(2,736)	(4,431)	(57)	(557)	(4,009)	(11,790)		10,072,668
—	—	—	—	—	—		—
—	—	—	—	—	—		—
(4,515)	—	—	—	—	(4,515)		116,030
—	—	—	—	—	—		—
(42,022)	**(4,967)**	**(4,017)**	**(6,102)**	**(4,119)**	**(61,227)**		**13,486,208**

Banco de Chile and Subsidiaries

(f) Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the year:

	Changes in provisions constituted by portfolio in the year			
	Individual Evaluation			
Loans and advances to Banks	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2024	751	—	—	751
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	75	—	—	75
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New credits originated	1,606	—	—	1,606
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(2,540)	—	—	(2,540)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	114	—	—	114
Other changes in allowances	882	—	—	882
Balance as of December 31, 2024	**888**	**—**	**—**	**888**

Loans and advances to Banks	Changes in provisions constituted by portfolio in the year			
	Individual Evaluation			
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	(194)	—	—	(194)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New credits originated	1,741	—	—	1,741
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,486)	—	—	(1,486)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	13	—	—	13
Other changes in allowances	—	—	—	—
Balance as of December 31, 2023	**751**	**—**	**—**	**751**

Banco de Chile and Subsidiaries

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the year:

Commercial loans	Changes in provisions constituted by portfolio in the year		
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation
	Individual	Group	Individual
	MCh$	MCh$	MCh$
Balance as of January 1, 2024	148,685	36,590	9,317
Provisions established/ released:			
Change in measurement without portfolio reclassification during the year	12,273	23,728	2,975
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal individual to Substandard	(2,926)	—	4,955
Transfer from Normal individual to Non-Complying individual	(311)	—	—
Transfer from Substandard to Non-Complying individual	—	—	(6,562)
Transfer from Substandard to Normal individual	438	—	(676)
Transfer from Non-Complying individual to Substandard	—	—	279
Transfer from Non-Complying individual to Normal individual	5	—	—
Transfer from Normal group to Non-Complying group	—	(16,109)	—
Transfer from Non-Complying group to Normal group	—	646	—
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	677	(958)	343
New credits originated	225,544	24,756	5,359
New credits for conversion of contingent to loan	13,527	9,197	1,178
New credits purchased	—	—	—
Sales or transfers of credits	(46)	(163)	—
Payment of credit	(247,038)	(40,754)	(12,902)
Provisions for write-offs	—	—	—
Recovery of written-off loans	—	87	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	7,507	180	182
Other changes in allowances	—	—	—
Balance as of December 31, 2024	**158,335**	**37,200**	**4,448**

	Changes in provisions constituted by portfolio in the year				
	Non-Complying Portfolio Evaluation				
	Individual	Group	Sub total	Deductible Warranties FOGAPE Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
	74,645	87,837	357,074	9,131	366,205
	30,966	9,947	79,889	—	79,889
	—	—	2,029	—	2,029
	2,348	—	2,037	—	2,037
	17,295	—	10,733	—	10,733
	—	—	(238)	—	(238)
	(2,159)	—	(1,880)	—	(1,880)
	(34)	—	(29)	—	(29)
	—	43,775	27,666	—	27,666
	—	(9,551)	(8,905)	—	(8,905)
	—	—	—	—	—
	223	(146)	139	—	139
	19,371	16,253	291,283	—	291,283
	2,067	1,090	27,059	—	27,059
	—	—	—	—	—
	(240)	—	(449)	—	(449)
	(34,187)	(30,359)	(365,240)	—	(365,240)
	(25,666)	(28,663)	(54,329)	—	(54,329)
	—	—	87	—	87
	—	—	—	—	—
	2,086	253	10,208	—	10,208
	—	—	—	(5,970)	(5,970)
	86,715	**90,436**	**377,134**	**3,161**	**380,295**

Banco de Chile and Subsidiaries

Commercial loans	Changes in provisions constituted by portfolio in the year		
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation
	Individual	Group	Individual
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	152,467	42,021	20,797
Provisions established/ released:			
Change in measurement without portfolio reclassification during the year	(32,144)	(540)	(1,511)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal individual to Substandard	(2,845)	—	4,966
Transfer from Normal individual to Non-Complying individual	(80)	—	—
Transfer from Substandard to Non-Complying individual	—	—	(4,560)
Transfer from Substandard to Normal individual	903	—	(12,685)
Transfer from Non-Complying individual to Substandard	—	—	166
Transfer from Non-Complying individual to Normal individual	—	—	—
Transfer from Normal group to Non-Complying group	—	(16,099)	—
Transfer from Non-Complying group to Normal group	—	676	—
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	847	(839)	84
New credits originated	200,453	21,387	6,361
New credits for conversion of contingent to loan	13,510	8,387	967
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(186,161)	(18,537)	(5,352)
Provisions for write-offs	—	—	—
Recovery of written-off loans	—	89	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	1,735	45	84
Other changes in allowances	—	—	—
Balance as of December 31, 2023	**148,685**	**36,590**	**9,317**

Changes in provisions constituted by portfolio in the year				
Non-Complying Portfolio Evaluation				
Individual	Group	Sub total	Deductible Warranties FOGAPE Covid-19	Total
MCh$	MCh$	MCh$	MCh$	MCh$
75,935	90,237	381,457	32,743	414,200
19,717	31,937	17,459	—	17,459
—	—	2,121	—	2,121
1,191	—	1,111	—	1,111
16,310	—	11,750	—	11,750
—	—	(11,782)	—	(11,782)
(557)	—	(391)	—	(391)
(17)	—	(17)	—	(17)
—	41,808	25,709	—	25,709
—	(10,938)	(10,262)	—	(10,262)
—	—	—	—	—
66	(143)	15	—	15
8,712	14,659	251,572	—	251,572
1,292	839	24,995	—	24,995
—	—	—	—	—
(342)	—	(342)	—	(342)
(29,647)	(45,435)	(285,132)	—	(285,132)
(18,451)	(35,184)	(53,635)	—	(53,635)
—	—	89	—	89
—	—	—	—	—
436	57	2,357	—	2,357
—	—	—	(23,612)	(23,612)
74,645	**87,837**	**357,074**	**9,131**	**366,205**

Banco de Chile and Subsidiaries

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the year:

Residential mortgage loans	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2024	16,188	17,818	34,006
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	3,314	1,846	5,160
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(4,346)	9,780	5,434
Transfer from Non-Complying group to Normal group	442	(1,819)	(1,377)
New credits originated	1,505	192	1,697
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,244)	(4,632)	(5,876)
Provisions for write-offs	—	(644)	(644)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2024	**15,859**	**22,541**	**38,400**

Residential mortgage loans	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	4,191	884	5,075
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(4,050)	8,494	4,444
Transfer from Non-Complying group to Normal group	315	(1,901)	(1,586)
New credits originated	1,947	90	2,037
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,369)	(2,889)	(4,258)
Provisions for write-offs	—	(1,009)	(1,009)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2023	**16,188**	**17,818**	**34,006**

Banco de Chile and Subsidiaries

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the year:

	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$
Balance as of January 1, 2024	214,873	153,884	368,757
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	169,484	78,923	248,407
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(129,215)	167,500	38,285
Transfer from Non-Complying group to Normal group	15,115	(38,102)	(22,987)
New credits originated	92,911	78,148	171,059
New credits for conversion of contingent to loan	79,922	2,539	82,461
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(245,469)	(65,987)	(311,456)
Provisions for write-offs	—	(209,577)	(209,577)
Recovery of written-off loans	2,310	—	2,310
Changes to models and assumptions	—	—	—
Foreign exchange differences	126	4	130
Other changes in allowances	—	—	—
Balance as of December 31, 2024	**200,057**	**167,332**	**367,389**

Consumer loans	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	202,080	63,508	265,588
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(135,399)	177,331	41,932
Transfer from Non-Complying group to Normal group	9,721	(31,237)	(21,516)
New credits originated	91,248	63,697	154,945
New credits for conversion of contingent to loan	81,730	3,943	85,673
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(236,906)	(57,377)	(294,283)
Provisions for write-offs	—	(200,849)	(200,849)
Recovery of written-off loans	2,345	—	2,345
Changes to models and assumptions	—	—	—
Foreign exchange differences	11	22	33
Other changes in allowances	—	—	—
Balance as of December 31, 2023	**214,873**	**153,884**	**368,757**

Banco de Chile and Subsidiaries

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the year:

	Changes in provisions constituted by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	42,022	4,967	4,017	6,102	4,119	61,227
Provisions established/ released:						
Change in measurement without portfolio reclassification during the year	9,096	4,119	178	3,755	2,566	19,714
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):						
Transfer from Normal individual to Substandard	(173)	—	279	—	—	106
Transfer from Normal individual to Non-Complying individual	(6)	—	—	65	—	59
Transfer from Substandard to Non-Complying individual	—	—	(1,086)	9,064	—	7,978
Transfer from Substandard to Normal individual	65	—	(107)	—	—	(42)
Transfer from Non-Complying individual to Substandard	—	—	5	(74)	—	(69)
Transfer from Non-Complying individual to Normal individual	—	—	—	(9)	—	(9)
Transfer from Normal group to Non-Complying group	—	(125)	—	—	3,303	3,178
Transfer from Non-Complying group to Normal group	—	3	—	—	(2,647)	(2,644)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	64	(48)	5	4	(17)	8
New contingent loan granted	35,457	1,687	13,543	559	534	51,780
Contingent credits for conversion	(1,382)	(3,100)	(135)	(1,220)	(1,436)	(7,273)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	971	226	13	27	190	1,427
Other changes in provisions	(44,906)	(2,386)	(13,818)	(3,873)	(2,920)	(67,903)
Balance as of December 31, 2024	**41,208**	**5,343**	**2,894**	**14,400**	**3,692**	**67,537**

Contingent loan exposure	Changes in provisions constituted by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	31,717	4,658	10,925	4,018	6,059	57,377
Provisions established/ released:						
Change in measurement without portfolio reclassification during the year	(933)	(287)	(37)	(26)	(617)	(1,900)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):						
Transfer from Normal individual to Substandard	(371)	—	783	—	—	412
Transfer from Normal individual to Non-Complying individual	(7)	—	—	313	—	306
Transfer from Substandard to Non-Complying individual	—	—	(391)	1,842	—	1,451
Transfer from Substandard to Normal individual	1,131	—	(3,493)	—	—	(2,362)
Transfer from Non-Complying individual to Substandard	—	—	2	(65)	—	(63)
Transfer from Non-Complying individual to Normal individual	—	—	—	(45)	—	(45)
Transfer from Normal group to Non-Complying group	—	(111)	—	—	2,164	2,053
Transfer from Non-Complying group to Normal group	—	4	—	—	(2,811)	(2,807)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	52	(43)	1	5	(11)	4
New contingent loan granted	30,168	1,567	11,696	1,463	587	45,481
Contingent credits for conversion	(235)	(349)	(60)	(222)	(316)	(1,182)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	223	1	(172)	—	73	125
Other changes in provisions	(19,723)	(473)	(15,237)	(1,181)	(1,009)	(37,623)
Balance as of December 31, 2023	**42,022**	**4,967**	**4,017**	**6,102**	**4,119**	**61,227**

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million. There are no guarantees delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

Banco de Chile and Subsidiaries

(g) Industry sector:

At the closing of each reporting year, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

SASB

FN-CB-410a.1

	Credit and Contingent loans Exposure			
	Domestic loans		Foreign loans	
	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	**300,042**	**2,100,933**	**367,661**	**418,998**
Commercial loans				
Agriculture and livestock	750,478	787,718	—	—
Fruit	729,645	645,470	—	—
Forestry	89,520	101,243	—	—
Fishing	29,364	26,296	—	—
Mining	864,692	417,025	—	—
Oil and natural gas	211	416	—	—
Product manufacturing industries;				
Foods, beverages and tobacco	656,889	512,732	—	—
Textiles, leather goods and footwear	28,712	33,011	—	—
Woods and furnitures	89,196	78,287	—	—
Cellulose, Paper and printing	15,838	16,715	—	—
Chemicals and petroleum products	321,593	298,712	—	—
Metal, non-metal, machine or others	481,778	551,244	—	—
Electricity, gas and water	241,941	438,098	104,988	1,326
Residential construction	193,923	262,452	—	—
Non-residential construction (office, civil engineering)	481,437	407,175	—	—
Wholesale	1,578,109	1,794,264	—	—
Retail, restaurants and hotels	1,038,501	1,011,484	—	—
Transport and storage	1,033,066	1,101,603	—	—
Communications	213,992	102,052	—	—
Financial services	2,994,709	3,219,723	—	—
Business services	1,965,847	1,969,605	—	—
Real estate services	3,345,600	3,359,135	14,882	19,931
Student loans	52,280	56,636	—	—
Government administration, defence and police force	16,882	21,434	—	—
Social services and other community services	898,419	899,492	—	—
Personal services	1,872,736	1,857,835	—	—
Subtotal	**19,985,358**	**19,969,857**	**119,870**	**21,257**
Residential mortgage loans	**13,218,586**	**12,303,154**	**—**	**—**
Consumer loans	**5,551,306**	**5,306,436**	**—**	**—**
Contingent loan exposure	**15,080,768**	**13,547,435**	**—**	**—**

		Allowances Established					
		Domestic loans		Foreign loans			
Total	Total					Total	Total
2024	2023	2024	2023	2024	2023	2024	2023
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
667,703	**2,519,931**	**(154)**	**—**	**(734)**	**(751)**	**(888)**	**(751)**
750,478	787,718	(13,556)	(12,486)	—	—	(13,556)	(12,486)
729,645	645,470	(11,755)	(10,933)	—	—	(11,755)	(10,933)
89,520	101,243	(4,100)	(2,788)	—	—	(4,100)	(2,788)
29,364	26,296	(2,890)	(2,543)	—	—	(2,890)	(2,543)
864,692	417,025	(4,781)	(4,227)	—	—	(4,781)	(4,227)
211	416	(8)	(10)	—	—	(8)	(10)
656,889	512,732	(11,773)	(13,658)	—	—	(11,773)	(13,658)
28,712	33,011	(910)	(865)	—	—	(910)	(865)
89,196	78,287	(2,479)	(2,065)	—	—	(2,479)	(2,065)
15,838	16,715	(442)	(721)	—	—	(442)	(721)
321,593	298,712	(7,422)	(6,516)	—	—	(7,422)	(6,516)
481,778	551,244	(10,848)	(12,082)	—	—	(10,848)	(12,082)
346,929	439,424	(3,078)	(3,908)	(149)	(57)	(3,227)	(3,965)
193,923	262,452	(5,608)	(9,369)	—	—	(5,608)	(9,369)
481,437	407,175	(10,462)	(11,125)	—	—	(10,462)	(11,125)
1,578,109	1,794,264	(47,598)	(49,374)	—	—	(47,598)	(49,374)
1,038,501	1,011,484	(41,042)	(38,314)	—	—	(41,042)	(38,314)
1,033,066	1,101,603	(28,039)	(20,777)	—	—	(28,039)	(20,777)
213,992	102,052	(3,015)	(2,395)	—	—	(3,015)	(2,395)
2,994,709	3,219,723	(27,470)	(28,040)	—	—	(27,470)	(28,040)
1,965,847	1,969,605	(53,499)	(51,697)	—	—	(53,499)	(51,697)
3,360,482	3,379,066	(23,908)	(20,378)	(819)	(1,066)	(24,727)	(21,444)
52,280	56,636	(4,564)	(5,093)	—	—	(4,564)	(5,093)
16,882	21,434	(207)	(288)	—	—	(207)	(288)
898,419	899,492	(16,821)	(14,483)	—	—	(16,821)	(14,483)
1,872,736	1,857,835	(43,052)	(40,947)	—	—	(43,052)	(40,947)
20,105,228	**19,991,114**	**(379,327)**	**(365,082)**	**(968)**	**(1,123)**	**(380,295)**	**(366,205)**
13,218,586	**12,303,154**	**(38,400)**	**(34,006)**	**—**	**—**	**(38,400)**	**(34,006)**
5,551,306	**5,306,436**	**(367,389)**	**(368,757)**	**—**	**—**	**(367,389)**	**(368,757)**
15,080,768	**13,547,435**	**(67,537)**	**(61,227)**	**—**	**—**	**(67,537)**	**(61,227)**

Banco de Chile and Subsidiaries

(h) Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of December 31, 2024

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG < = 40%	1,936,055	32,620	15,536	6,165	17,148	2,007,524
40% < PVG < = 80%	9,566,995	232,095	106,604	46,471	147,162	10,099,327
80% < PVG < = 90%	623,624	10,068	3,846	1,801	7,690	647,029
PVG > 90%	457,769	1,442	442	591	4,462	464,706
Total	**12,584,443**	**276,225**	**126,428**	**55,028**	**176,462**	**13,218,586**

As of December 31, 2023

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG < = 40%	1,681,930	24,754	10,259	5,119	12,398	1,734,460
40% < PVG < = 80%	9,095,085	198,906	85,417	38,587	106,142	9,524,137
80% < PVG < = 90%	504,787	12,757	5,103	3,610	8,395	534,652
PVG > 90%	501,652	2,272	1,231	454	4,296	509,905
Total	**11,783,454**	**238,689**	**102,010**	**47,770**	**131,231**	**12,303,154**

	Allowances established of Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
	(1,404)	(480)	(427)	(226)	(964)	(3,501)
	(10,565)	(4,022)	(3,335)	(1,893)	(8,749)	(28,564)
	(1,650)	(352)	(309)	(184)	(1,279)	(3,774)
	(1,432)	(62)	(37)	(51)	(979)	(2,561)
	(15,051)	**(4,916)**	**(4,108)**	**(2,354)**	**(11,971)**	**(38,400)**

	Allowances established of Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
	(1,265)	(341)	(289)	(179)	(688)	(2,762)
	(10,392)	(3,541)	(2,619)	(1,491)	(6,235)	(24,278)
	(1,662)	(477)	(430)	(379)	(1,423)	(4,371)
	(1,490)	(82)	(67)	(20)	(936)	(2,595)
	(14,809)	**(4,441)**	**(3,405)**	**(2,069)**	**(9,282)**	**(34,006)**

Banco de Chile and Subsidiaries

(i) Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

As of December 31, 2024	Individual											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks												
Interbank loans for liquidity	200,028	100,014	—	—	—	—	300,042	—	—	—	—	—
Interbank commercial loans	—	—	269,191	—	—	—	269,191	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	
Chilean exports foreign trade loans	14,614	32,260	51,596	—	—	—	98,470	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	214,642	132,274	320,787	—	—	—	667,703	—	—	—	—	—
Provisiones constituidas	77	109	702	—	—	—	888	—	—	—	—	—
% Allowances established	0,04%	0,08%	0,22%	—	—	—	0,13%	—	—	—	—	—
Commercial loans												
Commercial loans	—	978,748	1,683,111	2,093,769	3,504,563	2,252,173	10,512,364	98,731	51,153	35,812	9,032	194,728
Chilean exports foreign trade loans	—	563,237	298,742	198,222	209,936	158,691	1,428,828	4,414	2,594	—	—	7,008
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	162	162	—	—	—	—	—
Chilean imports foreign trade loans	—	10,607	47,176	98,073	178,454	169,514	503,824	5,419	275	—	—	5,694
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	12	24,388	31,693	19,000	22,329	97,422	3,033	1,124	923	189	5,269
Credit card debtors	—	294	1,291	3,936	10,178	9,801	25,500	664	332	112	12	1,120
Factoring transactions	2,081	159,861	108,439	29,667	163,282	92,436	555,766	4,041	73	—	—	4,114
Commercial lease transactions	—	49,621	77,816	334,046	636,573	516,572	1,614,628	16,016	10,619	1,184	424	28,243
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	479	1,649	1,352	2,651	2,633	8,764	66	51	4	—	121
Subtotal	2,081	1,762,859	2,242,612	2,790,758	4,724,637	3,224,311	14,747,258	132,384	66,221	38,035	9,657	246,297
Allowances established	1	1,188	3,494	24,871	51,771	77,010	158,335	2,865	639	428	516	4,448
% Allowances established	0,05%	0,07%	0,16%	0,89%	1,10%	2,39%	1,07%	2,16%	0,96%	1,13%	5,34%	1,81%

Allowances established

Individual								Group				
Non-Complying Portfolio												
C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non-Complying	Total	Total	Provisions of deductible warranties Fogape Covid 19
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
—	—	—	—	—	—	—	300,042	—	—	—	300,042	—
—	—	—	—	—	—	—	269,191	—	—	—	269,191	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	98,470	—	—	—	98,470	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	667,703	—	—	—	667,703	—
—	—	—	—	—	—	—	888	—	—	—	888	—
—	—	—	—	—	—	—	0,13%	—	—	—	0,13%	
86,932	37,379	12,894	34,843	11,763	35,656	219,467	10,926,559	3,835,557	350,892	4,186,449	15,113,008	2,764
8,494	—	—	334	—	1,645	10,473	1,446,309	3,006	395	3,401	1,449,710	—
—	—	—	—	—	—	—	162	—	—	—	162	—
384	—	—	141	1,640	1,038	3,203	512,721	46,538	3,038	49,576	562,297	—
—	—	—	—	—	—	—	—	—	—	—	—	—
513	86	1,061	593	151	1,647	4,051	106,742	87,836	2,241	90,077	196,819	—
235	70	49	74	196	817	1,441	28,061	84,721	10,968	95,689	123,750	—
—	—	—	—	—	27	27	559,907	36,830	175	37,005	596,912	—
4,621	4,616	14,387	11,241	2,419	680	37,964	1,680,835	296,248	13,941	310,189	1,991,024	397
—	—	—	—	—	—	—	—	48,804	3,476	52,280	52,280	—
237	12	181	347	786	6,578	8,141	17,026	965	1,275	2,240	19,266	—
101,416	42,163	28,572	47,573	16,955	48,088	284,767	15,278,322	4,440,505	386,401	4,826,906	20,105,228	—
2,028	4,216	7,143	19,029	11,020	43,279	86,715	249,498	37,200	90,436	127,636	377,134	3,161
2,00%	10,00%	25,00%	40,00%	65,00%	90,00%	30,45%	1,63%	0,84%	23,40%	2,64%	1,88%	—

Banco de Chile and Subsidiaries

As of December 31, 2023	Individual											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks												
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	205,362	—	—	—	205,362	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	18,158	179,044	11,553	4,372	—	509	213,636	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	18,158	179,044	216,915	4,372	—	509	418,998	—	—	—	—	—
Allowances established	7	147	474	77	—	46	751	—	—	—	—	—
% Allowances established	0,04%	0,08%	0,22%	1,76%	—	9,04%	0,18%	—	—	—	—	—
Commercial loans												
Commercial loans	—	1,216,977	1,912,516	2,298,992	3,333,215	2,093,899	10,855,599	122,172	33,525	23,759	5,788	185,244
Chilean exports foreign trade loans	—	147,251	361,058	200,803	250,515	162,400	1,122,027	2,429	2,709	534	—	5,672
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	94	94	—	—	—	—	—
Chilean imports foreign trade loans	—	9,724	75,779	170,551	126,062	147,851	529,967	6,437	147	—	—	6,584
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	5,022	8,922	30,953	18,244	22,068	85,209	1,744	2,804	188	93	4,829
Credit card debtors	—	390	1,667	3,183	8,116	7,997	21,353	657	355	20	24	1,056
Factoring transactions	2,824	82,284	140,881	88,002	146,089	98,236	558,316	5,258	—	—	—	5,258
Commercial lease transactions	—	57,799	50,596	348,083	512,701	493,379	1,462,558	21,050	6,150	4,462	355	32,017
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	375	1,752	1,085	2,068	2,137	7,417	137	55	3	—	195
Subtotal	2,824	1,519,822	2,553,171	3,141,652	4,397,010	3,028,061	14,642,540	159,884	45,745	28,966	6,260	240,855
Allowances established	1	941	4,094	29,970	42,675	71,004	148,685	3,436	1,515	3,883	483	9,317
% Allowances established	0,04%	0,06%	0,16%	0,95%	0,97%	2,34%	1,02%	2,15%	3,31%	13,41%	7,72%	3,87%

Individual								Group				
Non-Complying Portfolio												
C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non-Complying	Total	Total	Provisions of deductible warranties Fogape Covid 19
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	205,362	—	—	—	205,362	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	213,636	—	—	—	213,636	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	418,998	—	—	—	418,998	—
—	—	—	—	—	—	—	751	—	—	—	751	—
—	—	—	—	—	—	—	0,18%	—	—	—	0,18%	—
64,783	47,719	20,668	21,351	15,543	27,297	197,361	11,238,204	3,910,753	321,133	4,231,886	15,470,090	8,604
204	—	276	2,898	324	2,820	6,522	1,134,221	3,629	158	3,787	1,138,008	—
—	—	—	—	—	—	—	94	—	—	—	94	—
346	—	—	15	260	1,481	2,102	538,653	41,565	2,545	44,110	582,763	—
—	—	—	—	—	—	—	—	—	—	—	—	—
329	1,780	71	129	409	1,021	3,739	93,777	90,883	1,855	92,738	186,515	—
135	72	61	104	213	448	1,033	23,442	71,726	8,537	80,263	103,705	—
59	9	—	—	—	385	453	564,027	39,021	183	39,204	603,231	—
3,227	27,316	1,221	3,140	412	209	35,525	1,530,100	277,280	13,686	290,966	1,821,066	527
—	—	—	—	—	—	—	—	52,521	4,114	56,635	56,635	—
217	78	93	336	1,233	7,247	9,204	16,816	10,895	1,296	12,191	29,007	—
69,300	76,974	22,390	27,973	18,394	40,908	255,939	15,139,334	4,498,273	353,507	4,851,780	19,991,114	—
1,386	7,697	5,597	11,190	11,957	36,818	74,645	232,647	36,590	87,837	124,427	357,074	9,131
2,00%	10,00%	25,00%	40,00%	65,00%	90,00%	29,17%	1,54%	0,81%	24,85%	2,56%	1,79%	—

Banco de Chile and Subsidiaries

(j) Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
As of December 31, 2024	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Loans and advances to Banks						
0 days	596,974	—	—	—	—	596,974
1 to 29 days	70,729	—	—	—	—	70,729
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	667,703	—	—	—	—	667,703
Commercial loans						
0 days	14,515,547	4,237,304	212,286	145,211	103,514	19,213,862
1 to 29 days	218,097	147,190	22,083	18,360	36,055	441,785
30 to 59 days	13,549	43,058	9,856	22,310	34,271	123,044
60 to 89 days	65	12,953	2,072	8,749	20,850	44,689
> = 90 days	—	—	—	90,137	191,711	281,848
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228
Residential mortgage loans						
0 days	—	12,518,932	—	—	65,511	12,584,443
1 to 29 days	—	240,310	—	—	35,915	276,225
30 to 59 days	—	90,398	—	—	36,030	126,428
60 to 89 days	—	30,983	—	—	24,045	55,028
> = 90 days	—	—	—	—	176,462	176,462
Subtotal	—	12,880,623	—	—	337,963	13,218,586
Consumer loans						
0 days	—	5,010,755	—	—	92,973	5,103,728
1 to 29 days	—	176,897	—	—	34,243	211,140
30 to 59 days	—	53,655	—	—	36,266	89,921
60 a 89 days	—	17,656	—	—	25,993	43,649
> = 90 days	—	—	—	—	102,868	102,868
Subtotal	—	5,258,963	—	—	292,343	5,551,306
Total Loans	**15,414,961**	**22,580,091**	**246,297**	**284,767**	**1,016,707**	**39,542,823**

Allowances established								
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties FOGAPE Covid-19	Total	Net Financial Assets
Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Sub Total MCh$	MCh$	MCh$	MCh$
(800)	—	—	—	—	(800)	—	(800)	
(88)	—	—	—	—	(88)	—	(88)	
—	—	—	—	—	—	—	—	
—	—	—	—	—	—	—	—	
—	—	—	—	—	—	—	—	
(888)	—	—	—	—	(888)	—	(888)	666,815
(155,358)	(28,184)	(3,855)	(35,615)	(18,814)	(241,826)	(3,064)	(244,890)	
(2,811)	(4,691)	(382)	(3,257)	(7,207)	(18,348)	(56)	(18,404)	
(165)	(2,900)	(156)	(11,012)	(6,468)	(20,701)	—	(20,701)	
(1)	(1,425)	(55)	(1,461)	(4,362)	(7,304)	(2)	(7,306)	
—	—	—	(35,370)	(53,585)	(88,955)	(39)	(88,994)	
(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
—	(10,523)	—	—	(4,528)	(15,051)	—	(15,051)	
—	(2,661)	—	—	(2,255)	(4,916)	—	(4,916)	
—	(1,843)	—	—	(2,265)	(4,108)	—	(4,108)	
—	(832)	—	—	(1,522)	(2,354)	—	(2,354)	
—	—	—	—	(11,971)	(11,971)	—	(11,971)	
—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
—	(148,953)	—	—	(47,823)	(196,776)	—	(196,776)	
—	(28,928)	—	—	(19,033)	(47,961)	—	(47,961)	
—	(15,508)	—	—	(23,119)	(38,627)	—	(38,627)	
—	(6,668)	—	—	(15,490)	(22,158)	—	(22,158)	
—	—	—	—	(61,867)	(61,867)	—	(61,867)	
—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
(159,223)	**(253,116)**	**(4,448)**	**(86,715)**	**(280,309)**	**(783,811)**	**(3,161)**	**(786,972)**	**38,755,851**

Banco de Chile and Subsidiaries

	Financial assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
As of December 31, 2023	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Loans and advances to Banks						
0 days	331,230	—	—	—	—	331,230
1 to 29 days	87,768	—	—	—	—	87,768
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	418,998	—	—	—	—	418,998
Commercial loans						
0 days	14,476,238	4,327,340	197,115	90,648	94,559	19,185,900
1 to 29 days	153,429	117,335	26,506	9,799	28,281	335,350
30 to 59 days	12,857	42,252	13,106	18,285	28,894	115,394
60 to 89 days	16	11,346	4,128	8,628	21,846	45,964
> = 90 days	—	—	—	128,579	179,927	308,506
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114
Residential mortgage loans						
0 days	—	11,732,316	—	—	51,138	11,783,454
1 to 29 days	—	208,412	—	—	30,277	238,689
30 to 59 days	—	74,184	—	—	27,826	102,010
60 to 89 days	—	29,188	—	—	18,582	47,770
> = 90 days	—	—	—	—	131,231	131,231
Subtotal	—	12,044,100	—	—	259,054	12,303,154
Consumer loans						
0 days	—	4,767,941	—	—	91,079	4,859,020
1 to 29 days	—	178,082	—	—	28,154	206,236
30 to 59 days	—	61,487	—	—	32,197	93,684
60 a 89 days	—	22,661	—	—	27,971	50,632
> = 90 days	—	—	—	—	96,864	96,864
Subtotal	—	5,030,171	—	—	276,265	5,306,436
Total Loans	**15,061,538**	**21,572,544**	**240,855**	**255,939**	**888,826**	**38,019,702**

Allowances established								
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties FOGAPE Covid-19		Net Financial Assets
Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Sub Total MCh$	MCh$	Total MCh$	MCh$
(687)	—	—	—	—	(687)	—	(687)	
(64)	—	—	—	—	(64)	—	(64)	
—	—	—	—	—	—	—	—	
—	—	—	—	—	—	—	—	
—	—	—	—	—	—	—	—	
(751)	—	—	—	—	(751)	—	(751)	418,247
(146,690)	(28,206)	(8,043)	(20,577)	(19,228)	(222,744)	(8,700)	(231,444)	
(1,805)	(3,913)	(894)	(1,502)	(5,176)	(13,290)	(175)	(13,465)	
(189)	(3,012)	(339)	(3,236)	(5,519)	(12,295)	(89)	(12,384)	
(1)	(1,459)	(41)	(978)	(4,313)	(6,792)	(14)	(6,806)	
—	—	—	(48,352)	(53,601)	(101,953)	(153)	(102,106)	
(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
—	(11,327)	—	—	(3,482)	(14,809)	—	(14,809)	
—	(2,526)	—	—	(1,915)	(4,441)	—	(4,441)	
—	(1,504)	—	—	(1,901)	(3,405)	—	(3,405)	
—	(831)	—	—	(1,238)	(2,069)	—	(2,069)	
—	—	—	—	(9,282)	(9,282)	—	(9,282)	
—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
—	(157,194)	—	—	(46,179)	(203,373)	—	(203,373)	
—	(30,683)	—	—	(15,171)	(45,854)	—	(45,854)	
—	(17,854)	—	—	(19,548)	(37,402)	—	(37,402)	
—	(9,142)	—	—	(15,796)	(24,938)	—	(24,938)	
—	—	—	—	(57,190)	(57,190)	—	(57,190)	
—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
(149,436)	**(267,651)**	**(9,317)**	**(74,645)**	**(259,539)**	**(760,588)**	**(9,131)**	**(769,719)**	**37,249,983**

Banco de Chile and Subsidiaries

(k) Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Deferred interest		Net balance receivable (*)	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Within one year	668,951	610,657	(99,075)	(88,444)	569,876	522,213
From 1 to 2 years	501,065	453,713	(71,170)	(63,079)	429,895	390,634
From 2 to 3 years	343,985	301,560	(45,055)	(38,839)	298,930	262,721
From 3 to 4 years	211,905	199,376	(29,193)	(25,018)	182,712	174,358
From 4 to 5 years	165,414	133,011	(20,517)	(17,248)	144,897	115,763
After 5 years	401,645	383,050	(45,823)	(36,064)	355,822	346,986
Total	**2,292,965**	**2,081,367**	**(310,833)**	**(268,692)**	**1,982,132**	**1,812,675**

(*) The net balance receivable does not include past-due portfolio totaling Ch$9,212 million as of December 31, 2024 (Ch$8,771 million in December 2023).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l) Purchase of loan portfolio:

During the year ended as of December 31, 2024 and 2023 no portfolio purchases were made.

(m) Sale or transfer of loans from the loan portfolio:

During the year 2024 and 2023, the following sale were made:

	2024			
	Carrying amount MCh$	Allowances MCh$	Sale price MCh$	Effect on income (loss) gain MCh$
Sale of current loans	4,273	449	4,045	221
Sale of written – off loans	—	—	18	18
Total	**4,273**	**449**	**4,063**	**239**

	2023			
	Carrying amount MCh$	Allowances MCh$	Sale price MCh$	Effect on income (loss) gain MCh$
Sale of current loans	17,007	342	17,007	342
Sale of written – off loans	—	—	—	—
Total	**17,007**	**342**	**17,007**	**342**

(n) Securitization of own assets:

During the year 2024 and 2023, there is no securitization transactions executed involving its own assets.

14. INVESTMENTS IN OTHER COMPANIES:

(a) In the item "Investments in other companies" include investments of Ch$76,769 million as of December 31, 2024 (Ch$76,994 million as of December 31, 2023), as follows:

Company	Shareholder	% Ownership Interest 2024 %	% Ownership Interest 2023 %	Assets 2024 MCh$	Assets 2023 MCh$
Associates					
Transbank S.A.	Banco de Chile	26.16	26.16	38,660	36,084
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,784	4,862
Redbanc S.A.	Banco de Chile	38.13	38.13	5,447	4,783
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,704	2,394
Administrador Financiero de Transantiago S.A. (4)	Banco de Chile	20.00	20.00	2,210	4,285
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,902	1,803
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,312	1,199
Subtotal Associates				59,019	55,410
Joint Ventures					
Servipag Ltda.	Banco de Chile	50.00	50.00	8,258	7,832
Artikos Chile S.A. (5)	Banco de Chile	—	50.00	—	1,840
Subtotal Joint Ventures				8,258	9,672
Subtotal				67,277	65,082
Minority Investments					
Holding Bursátil Regional S.A. (1) (2) (3)	Banchile Corredores de Bolsa			6,920	10,243
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (2)	Banco de Chile			2,103	1,286
Bolsa Electrónica de Chile, Bolsa de Valores (2)	Banchile Corredores de Bolsa			349	350
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			112	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				9,492	11,912
Total				**76,769**	**76,994**

(1) On November 14, 2023, the merger with Sociedad de Infraestructuras de Mercado S.A. ("SIM") was materialized, being Holding Bursátil Regional S.A. the successor of all its rights and obligations. Additionally, on the same date, a capital increase of the company was carried out, through the contribution of 3,000,000 shares issued by the Santiago Stock Exchange, Stock Market.

(2) Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(3) On May 3, 2024, the subsidiary Banchile Corredora de Bolsa sold 546,278 shares of the entity. The fair value of the shares sold and the accumulated gain at the moment of disposal were Ch$2,294 and Ch$1,899 million, respectively. The result obtained has been recorded as a credit in equity accounts.

(4) On July 18, 2024, the company reported the agreement to reduce its share capital for an amount equivalent to Ch$9,810 million.

(5) During the year 2024, a purchase and sale contract was signed for 100% of the participation held in the company. See Note No. 5 Relevant Events, letter (q).

Banco de Chile and Subsidiaries

(b) The change of investments in companies registered under the equity method in the year of 2024 and 2023, are as follows:

	2024 MCh$	2023 MCh$
Balance as of January 1,	65,082	56,177
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	8,730	13,409
Dividends received	(3,019)	(4,675)
Sale of participation in Artikos S.A. (*)	(1,572)	—
Others	(1,944)	171
Total	**67,277**	**65,082**

(*) See Note No. 5 Relevant Events, letter (n) and (q).

(c) During the year ended as of December 31, 2024 and 2023 no impairment has incurred in these investments.

(d) Summarized Financial Information of Associates and Joint Ventures

	Associates		
December 2024	Centro de Compensación Automatizado S.A. MCh$	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. MCh$	Sociedad Interbancaria de Depósitos de Valores S.A. MCh$
Current assets	13,958	1,737	60
Non-current assets	9,462	8,223	10,036
Total Assets	**23,420**	**9,960**	**10,096**
Current liabilities	3,585	1,120	551
Non-current liabilities	43	384	—
Total Liabilities	**3,628**	**1,504**	**551**
Equity	19,792	8,456	9,545
Minority interest	—	—	—
Total Liabilities and Equity	**23,420**	**9,960**	**10,096**
Operating income	21,282	6,651	9
Operating expenses	(14,545)	(5,843)	(54)
Other expenses or income	741	390	1,848
Gain (loss) before tax	**7,478**	**1,198**	**1,803**
Income tax	(1,853)	(231)	—
Gain for the year	**5,625**	**967**	**1,803**

	Associates				Joint Ventures
	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$
	15,347	1,814,213	58,605	11,562	101,289
	14,062	161,533	887	11,538	21,034
	29,409	**1,975,746**	**59,492**	**23,100**	**122,323**
	13,366	1,811,753	46,985	7,285	98,808
	1,932	17,176	2,371	748	6,999
	15,298	**1,828,929**	**49,356**	**8,033**	**105,807**
	14,111	146,817	10,136	15,058	16,516
	—	—	—	9	—
	29,409	**1,975,746**	**59,492**	**23,100**	**122,323**
	60,139	888,114	5,023	8,979	44,161
	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
	234	(154,142)	1,424	1,002	1,185
	2,206	**11,581**	**3,906**	**1,424**	**4,417**
	(467)	(1,736)	(855)	(202)	(1,066)
	1,739	**9,845**	**3,051**	**1,222**	**3,351**

Banco de Chile and Subsidiaries

	Associates		
December 2023	Centro de Compensación Automatizado S.A. MCh$	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. MCh$	Sociedad Interbancaria de Depósitos de Valores S.A. MCh$
Current assets	6,380	841	104
Non-current assets	10,983	8,377	8,834
Total Assets	**17,363**	**9,218**	**8,938**
Current liabilities	3,034	899	525
Non-current liabilities	247	496	—
Total Liabilities	**3,281**	**1,395**	**525**
Equity	14,082	7,823	8,413
Minority interest	—	—	—
Total Liabilities and Equity	**17,363**	**9,218**	**8,938**
Operating income	8,973	5,116	14
Operating expenses	(2,812)	(4,823)	(50)
Other expenses or income	589	345	1,754
Gain (loss) before tax	**6,750**	**638**	**1,718**
Income tax	(1,692)	(66)	—
Gain for the year	**5,058**	**572**	**1,718**

15. INTANGIBLE ASSETS:

(a) The composition of intangible assets as of December 31, 2024 and 2023, are as follows:

	Average useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance	
	2024 Years	2023 Years	2024 Years	2023 Years	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Other independently originated intangible assets	6	6	4	5	379,546	322,148	(220,990)	(184,944)	158,556	137,204
Total					379,546	322,148	(220,990)	(184,944)	158,556	137,204

Associates				Joint Ventures	
Redbanc S.A. MCh$	Transbank S.A. MCh$	Administrador Financiero de Transantiago S.A. MCh$	Servicios de Infraestructura de Mercado OTC S.A. MCh$	Servipag Ltda. MCh$	Artikos Chile S.A. MCh$
11,054	1,362,961	66,716	21,042	84,569	3,768
16,275	164,518	867	12,760	18,137	1,724
27,329	**1,527,479**	**67,583**	**33,802**	**102,706**	**5,492**
11,625	1,355,563	47,242	18,768	82,503	1,898
3,236	36,641	—	766	4,539	406
14,861	**1,392,204**	**47,242**	**19,534**	**87,042**	**2,304**
12,468	135,275	20,341	14,259	15,664	3,188
—	—	—	9	—	—
27,329	**1,527,479**	**67,583**	**33,802**	**102,706**	**5,492**
58,576	969,393	4,818	9,355	43,709	5,571
(57,847)	(821,426)	(2,540)	(8,667)	(39,366)	(3,558)
127	(113,486)	2,287	743	1,503	137
856	**34,481**	**4,565**	**1,431**	**5,846**	**2,150**
(100)	(7,667)	(949)	(430)	(1,444)	(511)
756	**26,814**	**3,616**	**1,001**	**4,402**	**1,639**

Banco de Chile and Subsidiaries

(b) The change of intangible assets during the year ended as of December 31, 2024 and 2023, are as follows:

	2024 MCh$	2023 MCh$
Gross Balance		
Balance as of January 1,	322,148	263,268
Acquisition	57,617	59,955
Disposals/ write-downs	(219)	(1,050)
Impairment (*)	—	(25)
Total	**379,546**	**322,148**
Accumulated Amortization		
Balance as of January 1,	(184,944)	(156,648)
Amortization for the year (**)	(36,265)	(29,346)
Disposals/ write-downs	219	1,050
Impairment (*)	—	—
Total	**(220,990)**	**(184,944)**
Balance Net	**158,556**	**137,204**

(*) See Note No. 40 Impairment of non-financial assets.
(**) See Note No. 39 Depreciation and Amortization.

(c) As of December 31, 2024, the Bank maintains Ch$13,889 million (Ch$14,869 million as of December 31, 2023) of assets associated with technological developments in progress.

(d) As of December 31, 2024 and 2023, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

16. PROPERTY AND EQUIPMENT:

(a) The properties and equipment as of December 31, 2024 and 2023 are composed as follows:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance	
	2024 Years	2023 Years	2024 Years	2023 Years	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Type of property and equipment:										
Land and Buildings	26	26	18	18	327,862	322,766	(173,132)	(165,286)	154,730	157,480
Equipment	5	5	3	3	261,142	256,933	(236,146)	(221,083)	24,996	35,850
Others	7	7	4	4	63,198	61,118	(53,851)	(52,791)	9,347	8,327
Total					**652,202**	**640,817**	**(463,129)**	**(439,160)**	**189,073**	**201,657**

(b) The changes in properties and equipment as of December 31, 2024 and 2023, are as follows:

	December 2024			
	Land and Buildings MCh$	Equipment MCh$	Others MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Write-downs and sales of the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (**) (***)	—	(2)	—	(2)
Total	**327,862**	**261,142**	**63,198**	**652,202**
Accumulated Depreciation				
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the year (*)	(9,725)	(15,881)	(2,566)	(28,172)
Write-downs and sales of the year	1,879	818	1,506	4,203
Total	**(173,132)**	**(236,146)**	**(53,851)**	**(463,129)**
Balance as of December 31, 2024	**154,730**	**24,996**	**9,347**	**189,073**

	December 2023			
	Land and Buildings MCh$	Equipment MCh$	Others MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment (**) (***)	—	(3)	—	(3)
Total	**322,766**	**256,933**	**61,118**	**640,817**
Accumulated Depreciation				
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year (*)	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	**(165,286)**	**(221,083)**	**(52,791)**	**(439,160)**
Balance as of December 31, 2023	**157,480**	**35,850**	**8,327**	**201,657**

(*) See Note No. 39 Depreciation and Amortization.
(**) See Note No. 40 Impairment of non-financial assets.
(***) Does not include provision for write-off of Property for Ch$1,119 million (Ch$1,751 million as of December 31, 2023).

(c) As of December 31, 2024, the Bank records Ch$5,510 million (Ch$3,395 million as of December 31, 2023) in assets under construction.

(d) As of December 31, 2024 and 2023, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES:

(a) The composition of the rights over leased assets as of December 31, 2024 and 2023, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
Categories						
Buildings	126,655	145,849	(63,657)	(75,361)	62,998	70,488
Floor space for ATMs	36,080	33,060	(9,307)	(2,669)	26,773	30,391
Improvements to leased properties	28,783	30,426	(21,675)	(22,416)	7,108	8,010
Total	**191,518**	**209,335**	**(94,639)**	**(100,446)**	**96,879**	**108,889**

(b) The changes of the rights over leased assets as of December 31, 2024 and 2023, is as follows:

	December 2024			
	Buildings MCh$	Floor space for ATMs MCh$	Improvements to leased properties MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Write-downs	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other incremental	—	—	—	—
Total	**126,655**	**36,080**	**28,783**	**191,518**
Accumulated Depreciation				
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year (*)	(20,939)	(7,733)	(1,135)	(29,807)
Write-downs	32,638	1,123	1,876	35,637
Other incremental	5	(28)	—	(23)
Total	**(63,657)**	**(9,307)**	**(21,675)**	**(94,639)**
Balance as of December 31, 2024	**62,998**	**26,773**	**7,108**	**96,879**

(*) See Note No. 39 Depreciation and Amortization.

	December 2023			
	Buildings MCh$	Floor space for ATMs MCh$	Improvements to leased properties MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	**145,849**	**33,060**	**30,426**	**209,335**
Accumulated Depreciation				
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year (*)	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	**(75,361)**	**(2,669)**	**(22,416)**	**(100,446)**
Balance as of December 31, 2023	**70,488**	**30,391**	**8,010**	**108,889**

(*) See Note No. 39 Depreciation and Amortization.

(c) Below are the future maturities (including unearned interest) of the lease liabilities as of December 31, 2024 and 2023:

	December 2024							
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	**—**	**2,391**	**4,770**	**20,386**	**39,028**	**19,777**	**10,685**	**97,037**

	December 2023							
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	**—**	**2,378**	**4,704**	**17,950**	**39,110**	**29,654**	**15,960**	**109,756**

Banco de Chile and Subsidiaries

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d) The changes of the obligations for lease liabilities and the flows for the years 2024 and 2023 are as follows:

Lease liability	Total cash flow for the year MCh$
Balances as of January 1, 2023	89,369
Liabilities for new lease agreements	43,931
Interest accrued expenses	1,980
Payments of capital and interests	(32,084)
Remeasurement	(880)
Derecognized contracts	(4,714)
Readjustments	3,878
Balances as of December 31, 2023	**101,480**
Liabilities for new lease agreements	14,648
Interest accrued expenses	2,381
Payments of capital and interests	(29,991)
Remeasurement	(235)
Derecognized contracts	(457)
Readjustments	3,603
Balances as of December 31, 2024	**91,429**

(e) The future cash flows related to short-term lease agreements in effect as of December 31, 2024 correspond to Ch$3,557 million (Ch$4,799 million as of December 31, 2023).

(f) As of December 31, 2024, the minimum future rental income to be received from operating leases amounts to Ch$14,101 million (Ch$15,723 million as of December 31, 2023).

18. TAXES:

(a) Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2024 and 2023 according to the following detail:

	2024 MCh$	2023 MCh$
Income tax	(333,719)	(298,877)
Less:		
Monthly prepaid taxes	483,615	429,554
Credit for training expenses	1,820	2,300
Others	8,021	7,409
Total Tax Refundable (net)	**159,737**	**140,386**
Tax rate	27%	27%

	2024 MCh$	2023 MCh$
Current tax assets	159,869	141,194
Current tax liabilities	(132)	(808)
Total tax receivable (payable), net	**159,737**	**140,386**

(b) Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2024 and 2023, are broken down as follows:

	2024 MCh$	2023 MCh$
Income tax expense:		
Current year tax	339,604	268,318
Tax Previous year	(5,343)	620
Subtotal	334,261	268,938
(Credit) Debit for deferred taxes:		
Origin and reversal of temporary differences	(16,678)	(3,682)
Subtotal	(16,678)	(3,682)
Others	822	8,631
Net charge to income for income taxes	**318,405**	**273,887**

Banco de Chile and Subsidiaries

(c) Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank's income tax expense as of December 31, 2024 and 2023:

	December 2024		December 2023	
	Tax rate		Tax rate	
	%	MCh$	%	MCh$
Income tax calculated on net income before tax	27.00	411,965	27.00	409,731
Additions or deductions	(1.17)	(17,924)	(3.59)	(54,476)
Price-level restatement	(4.97)	(75,802)	(5.39)	(81,809)
Others	0.01	166	0.03	441
Effective rate and income tax expense	**20.87**	**318,405**	**18.05**	**273,887**

The effective rate for income tax for the year 2024 is 20.87% (18.05% in December 2023).

(d) Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. Below are the debtor and creditor differences as of December 31, 2024:

	Balances as of December 31, 2023 MCh$	Effect on Income MCh$	Effect on Equity MCh$	Balances as of December 31, 2024 MCh$
Debit Differences:				
Allowances for loan losses	372,267	12,678	—	384,945
Personnel provision	24,404	232	—	24,636
Provision of undrawn credit lines	3,183	54	—	3,237
Staff vacations provisions	12,025	(463)	—	11,562
Accrued interests adjustments from impaired loans	14,937	1,597	—	16,534
Staff severance indemnities provision	1,252	(217)	(31)	1,004
Provision of credit cards expenses	9,857	1,111	—	10,968
Provision of accrued expenses	10,737	(506)	—	10,231
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	277	—	198	475
Leasing	103,352	7,591	—	110,943
Incomes received in advance	5,149	(1,035)	—	4,114
Exchange rate difference	—	—	—	—
Property and equipment valuation difference	2,876	3,924	—	6,800
Other adjustments	31,009	(7,526)	—	23,483
Total Debit Differences	**591,325**	**17,440**	**167**	**608,932**
Credit Differences:				
Intangible (software and others)	19,085	5,913	—	24,998
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	—	—
Transitory assets	8,874	852	—	9,726
Loans accrued to effective rate	2,484	(151)	—	2,333
Prepaid expenses	10,885	(4,485)		6,400
Exchange rate difference	1,636	(835)	—	801
Activated bond placement expense	5,257	(362)	—	4,895
Other adjustments	3,286	(170)	—	3,116
Total Credit Differences	**51,507**	**762**	**—**	**52,269**
Total, Net	**539,818**	**16,678**	**167**	**556,663**

Banco de Chile and Subsidiaries

Reconciliation to Statement of Financial Position:

	2024 MCh$	2023 MCh$
Deferred tax assets	556,829	539,818
Deferred tax liabilities	(166)	—
Total deferred taxes	**556,663**	**539,818**

Below are the debtor and creditor differences as of December 31, 2023:

	Balances as of December 31, 2022 MCh$	Effect on Income MCh$	Effect on Equity MCh$	Balances as of December 31, 2023 MCh$
Debit differences:				
Allowances for loan losses	376,743	(4,476)	—	372,267
Personnel provision	20,228	4,176	—	24,404
Provision of undrawn credit lines	3,429	(246)	—	3,183
Staff vacations provisions	11,139	886	—	12,025
Accrued interests adjustments from impaired loans	10,305	4,632	—	14,937
Staff severance indemnities provision	1,368	(136)	20	1,252
Provision of credit cards expenses	9,146	711	—	9,857
Provision of accrued expenses	11,829	(1,092)	—	10,737
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	3,670	—	(3,393)	277
Leasing	89,821	13,531	—	103,352
Incomes received in advance	9,012	(3,863)	—	5,149
Property and equipment valuation difference	403	2,473	—	2,876
Other adjustments	31,552	(543)	—	31,009
Total Debit Differences	**578,645**	**16,053**	**(3,373)**	**591,325**
Credit differences:				
Intangible (software and others)	11,340	7,745	—	19,085
Transitory assets	7,953	921	—	8,874
Loans accrued to effective rate	2,441	43	—	2,484
Prepaid expenses	2,688	8,197	—	10,885
Exchange rate difference	3,406	(1,770)	—	1,636
Activated bond placement expense	5,810	(553)	—	5,257
Other adjustments	5,498	(2,212)	—	3,286
Total Credit Differences	**39,136**	**12,371**	**—**	**51,507**
Total Net	**539,509**	**3,682**	**(3,373)**	**539,818**

(e) For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank's credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2024	Book value assets (*)	Tax value assets	Tax value assets		
			Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advance to banks	666,815	667,703	—	—	—
Commercial loans	17,209,033	17,619,880	48,979	94,025	143,004
Consumer loans	5,183,601	5,648,054	1,357	34,500	35,857
Residential mortgage loans	13,180,186	13,227,905	13,908	685	14,593
Total	**36,239,635**	**37,163,542**	**64,244**	**129,210**	**193,454**

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2023	Book value assets (*)	Tax value assets	Tax value assets		
			Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advance to banks	2,519,180	2,519,931	—	—	—
Commercial loans	17,217,023	17,828,756	41,329	107,464	148,793
Consumer loans	4,937,304	5,331,412	1,206	37,532	38,738
Residential mortgage loans	12,269,148	12,308,025	9,301	586	9,887
Total	**36,942,655**	**37,988,124**	**51,836**	**145,582**	**197,418**

(*) In accordance with the mentioned Circular and instructions from the SII, the value of Financial Statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

Banco de Chile and Subsidiaries

(e.2) Provisions on past-due loans	Balance as of January 1, 2024 MCh$	Charge-offs against provisions MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2024 MCh$
Commercial loans	107,464	(93,816)	123,192	(42,815)	94,025
Consumer loans	37,532	(330,064)	348,148	(21,116)	34,500
Residential mortgage loans	586	(1,610)	2,820	(1,111)	685
Total	**145,582**	**(425,490)**	**474,160**	**(65,042)**	**129,210**

(e.2) Provisions on past-due loans	Balance as of January 1, 2023 MCh$	Charge-offs against provisions MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2023 MCh$
Commercial loans	75,561	(75,702)	137,857	(30,252)	107,464
Consumer loans	28,448	(317,350)	345,142	(18,708)	37,532
Residential mortgage loans	669	(2,088)	3,033	(1,028)	586
Total	**104,678**	**(395,140)**	**486,032**	**(49,988)**	**145,582**

(e.3) Charge-offs and recoveries	2024 MCh$	2023 MCh$
Charge-offs Art. 31 No. 4 second subparagraph	26,248	28,434
Write-offs resulting in provisions released	77	60
Recovery or renegotiation of written-off loans	1,306	2,139

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2024 MCh$	2023 MCh$
Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	77	60

19. OTHER ASSETS:

At the end of each year, the item is composed as follows:

	2024 MCh$	2023 MCh$
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	349,282	229,682
Cash collateral provided for derivative financial transactions	347,788	324,899
Accounts receivable from third parties	195,364	99,416
Debtors from brokerage of financial instruments	195,252	254,360
Assets to be leased out as lessor (*)	162,594	157,980
Prepaid expenses	53,645	67,804
Income from regular activities from contracts with customers	24,006	13,832
Other provided cash collateral	14,806	3,323
Investment properties	11,406	11,763
Pending transactions	3,351	3,330
Accumulated impairment in respect of other assets receivable	(1,817)	(618)
Other Assets	17,864	20,242
Total	**1,373,541**	**1,186,013**

(*) Correspond to fixed assets to be delivered under the financial lease modality.

20. NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS FOR SALE:

(a) At the end of each year, the item is composed as follows:

	2024 MCh$	2023 MCh$
Assets received in lieu of payment or awarded at judicial sale (*)		
Assets awarded at judicial sale	27,854	20,012
Assets received in lieu of payment	5,075	1,384
Provision for assets received in lieu of payment or awarded	(82)	(60)
Non-current assets for sale		
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	603	1,555
Disposal groups held for sale	—	—
Total	**33,450**	**22,891**

(*) Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank's effective equity.

(b) The changes of the provision for assets received in lieu of payment during the year 2024 and 2023 are as follows:

Provision for assets received in lieu of payment	MCh$
Balance as of January 1, 2023	25
Provisions used	(1,032)
Provisions established	1,067
Provisions released	—
Balance as of December 31, 2023	**60**
Provisions used	(1,890)
Provisions established	1,912
Provisions released	—
Balance as of December 31, 2024	**82**

(c) The Bank does not present liabilities classified in the disposal group for sale during the years December 31, 2024 and 2023.

21. FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

The item detail is as follows:

	2024	2023
	MCh$	MCh$
Financial derivative contracts	2,444,806	2,196,921
Other financial instruments	990	2,305
Total	**2,445,796**	**2,199,226**

a) As of December 31, 2024 and 2023, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,638,001	3,939,379	2,003,870	2,316,619	2,583,070	2,458,194
Interest rate swap	—	—	619,104	512,235	1,627,918	1,843,294	4,583,573	6,210,930
Interest rate swap and cross currency swap	—	—	96,844	101,948	198,892	404,210	2,331,613	1,201,167
Call currency options	—	—	10,499	3,887	38,376	13,859	18,825	10,051
Put currency options	—	—	4,761	4,181	46,913	51,284	64,449	124,029
Total	**—**	**—**	**4,369,209**	**4,561,630**	**3,915,969**	**4,629,266**	**9,581,530**	**10,004,371**

	Notional amount of contract with final expiration date in								Fair value Liabilities	
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total			
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	863,850	283,291	—	3,590	—	—	9,088,791	9,001,073	241,632	221,965
	7,622,130	6,735,372	3,963,087	3,815,430	3,921,627	4,322,545	22,337,439	23,439,806	650,580	817,967
	2,909,482	3,331,601	1,978,681	1,712,666	2,879,356	2,845,087	10,394,868	9,596,679	1,547,488	1,152,057
	—	—	—	—	—	—	67,700	27,797	4,151	1,061
	11,340	19,566	—	—	—	—	127,463	199,060	955	3,871
	11,406,802	**10,369,830**	**5,941,768**	**5,531,686**	**6,800,983**	**7,167,632**	**42,016,261**	**42,264,415**	**2,444,806**	**2,196,921**

b) Other instruments or financial liabilities:

	2024 MCh$	2023 MCh$
Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	990	2,305
Total	**990**	**2,305**

22. FINANCIAL LIABILITIES AT AMORTIZED COST:

The item detail is as follows:

	2024 MCh$	2023 MCh$
Current accounts and other demand deposits	14,263,303	13,321,660
Saving accounts and time deposits	14,168,703	15,365,562
Obligations by repurchase agreements and securities lending	109,794	157,173
Borrowings from financial institutions	1,103,468	5,360,715
Debt financial instruments issued	9,690,069	9,360,065
Other financial obligations	284,479	339,305
Total	**39,619,816**	**43,904,480**

(a) Current accounts and other demand deposits:

At the end of each year, the composition of current accounts and other demand deposits is as follows:

	2024 MCh$	2023 MCh$
Current accounts	11,769,419	11,025,685
Other demand obligations	1,382,554	1,224,829
Demand deposits accounts	652,075	625,923
Other demand deposits	459,255	445,223
Total	**14,263,303**	**13,321,660**

(b) Saving accounts and time deposits:

At the end of each year, the composition of saving accounts and time deposits is as follows:

	2024	2023
	MCh$	MCh$
Time deposits	13,764,830	14,979,565
Term savings accounts	374,593	355,725
Other term balances payable	29,280	30,272
Total	**14,168,703**	**15,365,562**

(c) Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2024 and 2023, the repurchase agreements are the following:

	2024	2023
	MCh$	MCh$
Transaction with domestic banks	—	—
Transaction with foreign banks	—	—
Transaction with other domestic entities		
Repurchase agreements	109,794	157,173
Obligations from securities lending	—	—
Transaction with other foreign entities	—	—
Total	**109,794**	**157,173**

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2024 amounts to Ch$109,505 million (Ch$157,089 million in December 2023). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

Banco de Chile and Subsidiaries

(d) Borrowings from Financial Institutions:

At the end of each year, borrowings from financial institutions are detailed as follows:

	2024	2023
	MCh$	MCh$
Foreign banks		
Foreign trade financing		
HSBC Bank	245,469	87,602
Bank of New York Mellon	240,008	218,686
Caixabank S.A.	201,802	48,918
Bank of America	124,057	142,113
Zurcher Kantonalbank	90,386	92,704
DZ Bank AG Deutsche	41,646	—
Standard Chartered Bank	2,685	119,794
Citibank N.A. United States	2,189	51,297
Wells Fargo Bank	1,890	42,117
Commerzbank AG	1,417	40,766
Others	71	92
Borrowings and other obligations		
Wells Fargo Bank	150,775	132,523
Citibank N.A. United Kingdom	986	—
Citibank N.A. United States	—	35,345
Commerzbank AG	—	117
Others	87	60
Subtotal foreign banks	1,103,468	1,012,134
Chilean Central Bank (*)	—	4,348,581
Total	**1,103,468**	**5,360,715**

(*) Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials). On July 1, 2024, the last phase of the program expired and was paid in full on that date.

(e) Debt financial instruments issued:

At the end of each year, the composition of debt financial instruments issued as follows:

	2024	2023
	MCh$	MCh$
Letters of credit		
Letters of credit for housing	849	1,433
Letters of credit for general purposes	1	11
Bonds		
Current Bonds	9,689,219	9,358,621
Mortgage bonds	—	—
Total	**9,690,069**	**9,360,065**

During the year ended December 31, 2024 Banco de Chile has placed bonds for Ch$1,012,638 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$28,049 and Ch$984,589 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	28,049	5.46	05/07/2024	08/07/2024
Total		**28,049**			

Banco de Chile and Subsidiaries

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIEZ1121	UF	107,462	4	3.72	01/15/2024	05/01/2028
BCHIEZ1121	UF	31,197	4	3.72	01/16/2024	05/01/2028
BCHICE1215	UF	21,998	7	3.20	01/31/2024	12/01/2031
BCHICH1215	UF	7,350	8	3.15	02/08/2024	12/01/2032
BCHIFA0222	UF	32,349	4	3.25	03/15/2024	08/01/2028
BCHIFA0222	UF	19,518	4	3.32	03/21/2024	08/01/2028
BCHIEY1021	UF	12,474	4	3.29	03/22/2024	04/01/2028
BCHIFA0222	UF	14,228	4	3.29	03/25/2024	08/01/2028
BCHIGG1121	UF	12,345	11	3.35	03/26/2024	05/01/2035
BCHIFA0222	UF	3,566	4	3.24	03/27/2024	08/01/2028
BCHIEY1021	UF	17,696	4	3.28	04/04/2024	04/01/2028
BCHIEX0122	UF	9,231	1	3.10	04/12/2024	07/01/2025
BCHIEX0122	UF	14,793	1	3.02	04/17/2024	07/01/2025
BCHIHX1223	UF	32,225	20	3.49	05/08/2024	12/01/2044
BCHIHX1223	UF	11,376	20	3.49	05/09/2024	12/01/2044
BCHIHX1223	UF	5,727	20	3.46	05/17/2024	12/01/2044
BCHIHX1223	UF	15,283	20	3.46	05/22/2024	12/01/2044
BCHIHX1223	UF	37,202	20	3.55	06/04/2024	12/01/2044
BCHIFO0721	UF	3,575	8	3.48	06/06/2024	01/01/2032
BCHIEY1021	UF	3,606	4	3.20	06/10/2024	04/01/2028
BCHIGG1121	UF	8,366	11	3.53	06/11/2024	05/01/2035
BCHIFB1021	UF	21,220	5	3.35	06/12/2024	04/01/2029
BCHIEY1021	UF	12,648	4	3.29	07/09/2024	04/01/2028
BCHIFB1021	UF	39,504	5	3.50	07/09/2024	04/01/2029
BCHIFB1021	UF	1,796	5	3.49	07/09/2024	04/01/2029
BCHIFB1021	UF	5,399	5	3.45	07/10/2024	04/01/2029
BCHIFC0721	UF	37,442	6	3.47	07/11/2024	01/01/2030
BCHIFC0721	UF	7,147	6	3.43	07/12/2024	01/01/2030
BCHIHX1223	UF	7,550	20	3.50	07/18/2024	12/01/2044
BCHIFB1021	UF	25,454	5	3.23	07/23/2024	04/01/2029
BCHIFA0222	UF	18,404	4	3.04	07/24/2024	08/01/2028
BCHIFO0721	UF	19,198	8	2.50	09/27/2024	01/01/2032
BCHIHX1223	UF	94,840	20	2.36	09/30/2024	12/01/2044
BCHIHP1223	UF	220,035	16	2.37	10/01/2024	12/01/2040
Subtotal		932,204				
BONO HKD	HKD	52,385	10	4.22	02/02/2024	02/09/2034
Subtotal other currencies		52,385				
Total		**984,589**				

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$1,224,480 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total		**286,354**			

Banco de Chile and Subsidiaries

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
BCHIFB1021	UF	6,996	6	4.16	11/03/2023	04/01/2029
BCHIFB1021	UF	14,667	6	4.16	11/07/2023	04/01/2029
BCHIEY1021	UF	29,979	5	4.26	11/08/2023	04/01/2028
BCHIFB1021	UF	3,335	6	4.16	11/09/2023	04/01/2029
BCHICI0815	UF	23,720	9	3.90	11/14/2023	02/01/2033
BCHICH1215	UF	6,964	9	3.90	11/14/2023	12/01/2032
BCHIFB1021	UF	22,046	6	4.16	11/15/2023	04/01/2029
BCHICE1215	UF	3,572	8	3.64	11/22/2023	12/01/2031
BCHICE1215	UF	10,748	8	3.60	11/23/2023	12/01/2031
BCHIGH1221	UF	133,306	12	3.67	12/01/2023	06/01/2035
BCHICH1215	UF	14,144	9	3.55	12/05/2023	12/01/2032
BCHICG0815	UF	9,137	9	3.31	12/18/2023	08/01/2032
BCHICH1215	UF	9,113	9	3.21	12/20/2023	12/01/2032
Subtotal		870,325				
BONO MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BONO JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801				
Total		**938,126**				

As of December 31, 2024 and 2023, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f) Other Financial Obligations:

At the end of each year, the composition of other financial obligations as follows:

	2024	2023
	MCh$	MCh$
Other Chilean financial obligations	284,479	339,281
Other financial obligations with the Public sector	—	24
Total	**284,479**	**339,305**

23. FINANCIAL INSTRUMENTS OF REGULATORY CAPITAL ISSUED:

a) At the end of each year, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Subordinated bonds		
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,068,879	1,039,814
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	**1,068,879**	**1,039,814**

b) Issuances of regulatory capital financial instruments in the year:

During the year ended December 31, 2024 and 2023, no issues of regulatory capital financial instruments have been made.

Banco de Chile and Subsidiaries

c) Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	**1,039,814**	**—**	**—**
Balance as of January 1, 2024	1,039,814	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	**1,068,879**	**—**	**—**

d) **Below is the detail of the subordinated bonds due as of December 31, 2024 and 2023:**

December 2024						
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
				Total subordinated bonds due		**1,068,879**

Banco de Chile and Subsidiaries

December 2023						
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
				Total subordinated bonds due		**1,039,814**

24. PROVISIONS FOR CONTINGENCIES:

(a) At the end of each year, this item is composed as follows:

	2024 MCh$	2023 MCh$
Provisions for employee benefit obligations	151,633	154,132
Provisions for obligations of customer loyalty and merit programs	40,621	36,242
Provisions for lawsuits and litigation	1,592	1,173
Provisions for operational risk	907	341
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Other provisions for contingencies	—	264
Total	**194,753**	**192,152**

Banco de Chile and Subsidiaries

(b) **The following table shows the changes in provisions during the year 2024 and 2023:**

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans
	MCh$	MCh$	MCh$
Balances as of January 1, 2023	139,315	—	—
Provisions established	124,183	—	—
Provisions used	(109,366)	—	—
Provisions released	—	—	—
Balances as of December 31, 2023	**154,132**	**—**	**—**
Provisions established	118,002	—	—
Provisions used	(120,501)	—	—
Provisions released	—	—	—
Balances as of December 31, 2024	**151,633**	**—**	**—**

(c) **Provisions for employee benefit obligations:**

	2024	2023
	MCh$	MCh$
Provision of short-term employee benefits	143,305	144,455
Provision of benefits to employees for contract termination	8,328	9,677
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	**151,633**	**154,132**

(d) **Provision of short-term employee benefits:**

(i) Compliance bonuses provision:

	2024	2023
	MCh$	MCh$
Balances as of January 1	71,102	73,204
Net provisions established	54,087	58,135
Provisions used	(56,833)	(60,237)
Total	**68,356**	**71,102**

	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
	1,790	33,609	1,048	264	176,026
	604	2,633	142	—	127,562
	(863)	—	(729)	—	(110,958)
	(358)	—	(120)	—	(478)
	1,173	**36,242**	**341**	**264**	**192,152**
	1,038	4,379	836	—	124,255
	(482)	—	(157)	—	(121,140)
	(137)	—	(113)	(264)	(514)
	1,592	**40,621**	**907**	**—**	**194,753**

Banco de Chile and Subsidiaries

(ii) Vacation provision:

	2024 MCh$	2023 MCh$
Balances as of January 1	43,257	41,257
Net provisions established	8,433	10,250
Provisions used	(8,866)	(8,250)
Total	**42,824**	**43,257**

(iii) Provision of other benefits to personnel:

	2024 MCh$	2023 MCh$
Balances as of January 1	30,096	14,119
Net provisions established	54,571	54,366
Provisions used	(52,542)	(38,389)
Total	**32,125**	**30,096**

(e) Provision of benefits to employees for contract termination:

(i) Changes of the provision for employee benefits due to the termination of the employment contract:

	2024 MCh$	2023 MCh$
Present value of the obligations at the beginning of the year	9,677	10,735
Increase in provision	586	1,357
Benefit paid	(1,820)	(2,490)
Effect of change in actuarial factors	(115)	75
Total	**8,328**	**9,677**

(ii) Net benefits expenses:

	2024 MCh$	2023 MCh$
Increase (decrease) in provisions	137	881
Interest cost of benefits obligations	449	476
Effect of change in actuarial factors	(115)	75
Net benefit expenses	**471**	**1,432**

(iii) Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	December 31, 2024	December 31, 2023
	%	%
Discount rate	5.71	5.77
Salary increase rate	4.50	5.60
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the third quarter of 2024.

(f) Employee benefits share-based provision:

As of December 31, 2024 and 2023, the Bank and its subsidiaries do not have a stock-based compensation plan.

25. PROVISION FOR DIVIDENDS, INTERESTS AND REAPPRAISAL OF FINANCIAL INSTRUMENTS OF REGULATORY CAPITAL ISSUED:

(a) The item detail is as follows:

	2024	2023
	MCh$	MCh$
Provisions for dividends	597,228	611,949
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	**597,228**	**611,949**

(b) The changes at the end of each year are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	520,158	—	—	520,158
Provisions established	611,949	—	—	611,949
Provisions used	(520,158)	—	—	(520,158)
Provisions released	—	—	—	—
Balances as of December 31, 2023	**611,949**	**—**	**—**	**611,949**
Provisions established	597,228	—	—	597,228
Provisions used	(611,949)	—	—	(611,949)
Provisions released	—	—	—	—
Balances as of December 31, 2024	**597,228**	**—**	**—**	**597,228**

26. SPECIAL PROVISIONS FOR CREDIT RISK:

(a) At the end of each year, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans (*)	67,537	61,227
Provisions for country risk for transactions with debtors with residence abroad	6,395	7,668
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	**774,184**	**769,147**

(*) The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

(b) The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	700,252	57,377	8,137	765,766
Provisions established	—	3,725	—	3,725
Provisions used	—	—	—	—
Provisions released	—	—	(469)	(469)
Foreign exchange differences	—	125	—	125
Balances as of December 31, 2023	**700,252**	**61,227**	**7,668**	**769,147**
Provisions established	—	4,883	—	4,883
Provisions used	—	—	—	—
Provisions released	—	—	(1,273)	(1,273)
Foreign exchange differences	—	1,427	—	1,427
Balances as of December 31, 2024	**700,252**	**67,537**	**6,395**	**774,184**

27. OTHER LIABILITIES:

At the end of each year, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Accounts payable to third parties	425,733	342,312
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	362,021	343,546
Creditors for intermediation of financial instruments	193,171	252,038
Cash guarantees received for derivative financial transactions	176,520	172,634
Liability for income from usual activities from contracts with customers	39,783	43,877
Agreed dividends payable	13,467	12,075
VAT debit	4,077	9,286
Securities to be settled	3,633	10,347
Outstanding transactions	1,532	1,644
Other cash guarantees received	483	456
Other liabilities	34,992	30,523
Total	**1,255,412**	**1,218,738**

Banco de Chile and Subsidiaries

28. EQUITY:

(a) Capital:

(i) Authorized, subscribed and paid shares:

As of December 31, 2024, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2023), with no par value, subscribed and fully paid.

	As of December 31, 2024	
Corporate Name or Shareholders's name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Other shareholders	15,442,412,891	15.287%
Total	**101,017,081,114**	**100.000%**

Corporate Name or Shareholders's name	As of December 31, 2023	
	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A. on behalf of third parties	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
JP Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Other shareholders	15,388,656,968	15.234%
Total	**101,017,081,114**	**100.000%**

(ii) Shares:

The following table shows the changes in shares from December 31, 2023 to December 31, 2024:

	Total Ordinary Shares
Total shares as of December 31, 2023	101,017,081,114
Total shares as of December 31, 2024	101,017,081,114

(b) Approval and payment of dividends:

At the Bank Ordinary Shareholders' Meeting held on March 28, 2024 it was approved the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile, with charge to the net distributable income for the year 2023. The dividends paid in the in the year 2024 amounted to Ch$815,932 million.

At the Bank Ordinary Shareholders' Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the year 2023 amounted to Ch$866,929 million.

(c) Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2024 amounted to Ch$212,012 million (Ch$223,720 million as of December 31, 2023).

As indicated, as of December 31, 2024, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$995,380 million (Ch$1,019,914 million as of December 31, 2023). Consequently, the Bank recorded a provision for minimum dividends under "Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued" as of December 31, for an amount of Ch$597,228 million (Ch$611,949 million in December 2023), which reflects as a counterpart an equity reduction for the same amount in the item "Retained earnings".

(d) Earnings per share:

(i) Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

(ii) Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2024 and 2023 were determined as follows:

	2024	2023
Basic earnings per share:		
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,207,392	1,243,634
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	11.95	12.31
Diluted earnings per share:		
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,207,392	1,243,634
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	11.95	12.31

As of December 31, 2024 and 2023, the Bank does not have instruments that generate dilutive effects.

(e) **Other comprehensive income:**

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2024 and 2023:

	Elements that will not be reclassified in profit or loss			
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520
Other comprehensive income for the year	(75)	5,878	(1,567)	4,236
Balances as of December 31, 2023	**(413)**	**9,668**	**(2,499)**	**6,756**
Opening balances as of January 1, 2024	(413)	9,668	(2,499)	6,756
Other comprehensive income for the year	115	(212)	893	796
Balances as of December 31, 2024	**(298)**	**9,456**	**(1,606)**	**7,552**

(f) **Retained earnings from previous years:**

During the year 2024, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2023 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$223,720 million. Additionally, the board determined to retain 20% of the distributable net profit, equivalent to Ch$203,983 million.

	Elements that can be reclassified in profit or loss					
	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	268	(103,782)	(190)	31,382	(72,322)	(69,802)
	8,874	113,183	116	(32,365)	89,808	94,044
	9,142	**9,401**	**(74)**	**(983)**	**17,486**	**24,242**
	9,142	9,401	(74)	(983)	17,486	24,242
	(4,664)	(21,798)	26	5,175	(21,261)	(20,465)
	4,478	**(12,397)**	**(48)**	**4,192**	**(3,775)**	**3,777**

29. CONTINGENCIES AND COMMITMENTS:

(a) The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1) Contingent loans:

	2024	2023
	MCh$	MCh$
Guarantees and sureties		
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	336,737	351,531
Letters of credit for goods circulation operations	442,216	350,604
Debt purchase commitments in local currency abroad	—	—
Transactions related to contingent events		
Transactions related to contingent events in chilean currency	2,544,288	2,209,109
Transactions related to contingent events in foreign currency	580,338	431,188
Undrawn credit lines with immediate termination		
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,642,163	1,581,711
Balance of lines of credit on credit card – commercial loans	359,638	317,560
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,497,076	1,476,241
Balance of lines of credit on credit card – consumer loans	7,626,423	6,708,946
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—
Undrawn credit lines	—	—
Other commitments		
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	51,889	120,545
Other credit commitments	—	—
Total	**15,080,768**	**13,547,435**

(a.2) Responsibilities assumed to meet customer needs:

	2024 MCh$	2023 MCh$
Transactions on behalf of third parties		
Collections	214,446	176,146
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,147,660	921,105
Subtotal	1,362,106	1,097,251
Securities custody		
Securities safekept by a banking subsidiary	7,443,549	6,267,729
Securities safekept by the Bank	3,318,810	3,133,770
Securities safekept deposited in another entity	19,509,831	17,238,292
Securities issued by the bank	—	—
Subtotal	30,272,190	26,639,791
Total	**31,634,296**	**27,737,042**

(b) Lawsuits and legal proceedings:

(b.1) Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2024, the Bank maintain provisions for judicial contingencies amounting to Ch$1,592 million (Ch$1,173 million as of December 2023), which are part of the item "Provisions for contingencies" in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2024					
	2025 MCh$	2026 MCh$	2027 MCh$	2028 MCh$	2029 MCh$	Total MCh$
Legal contingencies	1,101	491	—	—	—	1,592

(b.2) Contingencies for significant lawsuits in courts:

As of December 31, 2024 and 2023, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

Banco de Chile and Subsidiaries

(c) Guarantees granted by operations:

i. In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,445,900 maturing January 8, 2025 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 858,000.

As of December 31, 2024 and 2023, the Bank has not guaranteed mutual funds.

ii. In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary's creditor representative.

	2024 MCh$	2023 MCh$
Guarantees:		
Shares received as collateral for simultaneous operations:		
Santiago Securities Exchange, Stock Exchange	9,171	17,070
Electronic Chilean Securities Exchange, Stock Exchange	32,024	11,432
Fixed income securities delivered to guarantee CCLV system:		
Santiago Securities Exchange, Stock Exchange	7,843	7,820
Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,142
Shares delivered to guarantee equity lending and short-selling:		
Santiago Securities Exchange, Stock Exchange	4,744	2,350
Cash guarantees received for operations with derivatives	3,931	1,062
Cash guarantees for operations with derivatives	4,043	6,142
Equity securities received for operations with derivatives:		
Electronic Chilean Securities Exchange, Stock Exchange	101	189
Depósito Central de Valores S.A.	2,227	276
Total	**66,232**	**48,483**

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2025, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 317,900 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 9, 2025.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,205,737.56 for variable income operations.

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii. In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2024 the entity maintains two insurance policies with effect from April 15, 2024 to April 14, 2025 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	500
Civil liability policy	60,000

(d) Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank's legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

Banco de Chile and Subsidiaries

30. INTEREST REVENUE AND EXPENSES:

(a) At the end of the year, the summary of interest is as follows:

	2024	2023
	MCh$	MCh$
Interest revenue	2,919,967	3,181,624
Interest expenses	(1,138,312)	(1,634,708)
Total net interest income	**1,781,655**	**1,546,916**

(b) The composition of interest revenue is as follows:

	2024	2023
	MCh$	MCh$
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	4,601	5,984
Debt financial instruments	50,831	21,605
Loans and advances to Banks	73,707	169,594
Commercial loans	1,353,441	1,474,060
Residential mortgage loans	410,896	367,471
Consumer Loans	819,026	784,325
Other financial instruments	71,561	62,137
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	169,950	327,081
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(34,046)	(30,633)
Total	**2,919,967**	**3,181,624**

(b.1) At the end of the year, the stock of interest not recognized in income is as follows:

	2024	2023
	MCh$	MCh$
Commercial loans	38,326	35,667
Residential mortgage loans	6,513	3,911
Consumer Loans	3,673	4,473
Total	**48,512**	**44,051**

(c) The composition of interest expenses is as follows:

	2024 MCh$	2023 MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	1,186	1,343
Saving accounts and time deposits	810,799	1,308,575
Obligations by repurchase agreements and securities lending	9,177	15,183
Borrowings from financial institutions	71,727	64,603
Debt financial instruments issued	260,203	249,438
Other financial obligations	—	—
Lease liabilities	2,381	1,980
Financial instruments of regulatory capital issued	34,551	34,903
Income of accounting hedges of interest rate risk	(51,712)	(41,317)
Total	**1,138,312**	**1,634,708**

(d) As of December 31, 2024 and 2023, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency

	2024			2023		
	Income MCh$	Expense MCh$	Total MCh$	Income MCh$	Expense MCh$	Total MCh$
Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	186,951	266,878	453,829	274,897	338,551	613,448
Loss from cash flow accounting hedges	(220,997)	(215,166)	(436,163)	(305,530)	(297,234)	(602,764)
Net gain on hedge items	—	—	—	—	—	—
Total	**(34,046)**	**51,712**	**17,666**	**(30,633)**	**41,317**	**10,684**

31. UF INDEXATION REVENUE AND EXPENSES:

(a) At the end of the year, the summary of UF indexation is as follows:

	2024	2023
	MCh$	MCh$
UF indexation revenue	829,188	832,909
UF indexation expenses	(469,992)	(489,165)
Total net income from UF indexation	**359,196**	**343,744**

(b) The composition of UF indexation revenue is as follows

	2024	2023
	MCh$	MCh$
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	—	—
Debt financial instruments	26,333	27,392
Loans and advances to Banks	—	—
Commercial loans	318,858	320,175
Residential mortgage loans	545,517	546,876
Consumer Loans	1,322	1,897
Other financial instruments	3,453	2,843
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	24,896	28,397
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(91,191)	(94,671)
Total	**829,188**	**832,909**

(b.1) At the end of the year, the stock of UF indexation not recognized in results is as follows:

	2024	2023
	MCh$	MCh$
Commercial loans	4,397	4,771
Residential mortgage loans	8,209	6,401
Consumer Loans	10	15
Total	**12,616**	**11,187**

(c) The composition of UF indexation expenses is as follows:

	2024 MCh$	2023 MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	19,956	16,677
Saving accounts and time deposits	81,947	96,446
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	322,938	329,837
Other financial obligations	—	—
Financial instruments of regulatory capital issued	45,151	46,205
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	**469,992**	**489,165**

(d) As of December 31, 2024 and 2023, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2024			2023		
	Income MCh$	Expense MCh$	Total MCh$	Income MCh$	Expense MCh$	Total MCh$
Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	3,087	—	3,087	2,308	—	2,308
Loss from cash flow accounting hedges	(94,278)	—	(94,278)	(96,979)	—	(96,979)
Net gain on hedge items	—	—	—	—	—	—
Total	**(91,191)**	**—**	**(91,191)**	**(94,671)**	**—**	**(94,671)**

Banco de Chile and Subsidiaries

32. INCOME AND EXPENSES FROM COMMISSIONS:

The income and expenses for commissions that are shown in the Consolidated Statement of Income for the year is as following:

	2024	2023
	MCh$	MCh$
Income from commissions and services rendered		
Comissions from card services	231,343	238,523
Remuneration from administration of mutual funds, investment funds or others	142,311	118,170
Comissions from collections and payments	80,326	81,043
Comissions from portfolio management	68,969	62,218
Comissions from guarantees and letters of credit	41,923	37,399
Brand use agreement	29,082	32,655
Insurance not related to the granting of credits to natural persons	25,303	24,772
Use of distribution channel	24,670	31,184
Comissions from trading and securities management	19,653	17,287
Comissions from credit prepayments	15,575	11,246
Insurance related to the granting of credits to natural persons	11,942	15,428
Insurance not related to the granting of credits to legal entities	5,144	7,317
Comissions from lines of credit and current account overdrafts	4,978	4,958
Financial advisory services	2,688	5,274
Insurance related to the granting of credits to legal entities	2,007	2,098
Comissions from factoring operations services	1,313	1,380
Loan commissions with letters of credit	68	106
Other commission earned	25,627	23,322
Total	**732,922**	**714,380**
Expenses from commissions and services received		
Commissions from card transactions	59,763	54,981
Expenses from obligations of loyalty and merit card customers programs	39,518	39,731
Interbank transactions	39,471	50,734
Commissions from use of card brands license	8,529	9,115
Comissions from securities transaction	5,293	4,995
Collections and payments	4,120	4,279
Other commissions from services received	4,345	4,615
Total	**161,039**	**168,450**

33. NET FINANCIAL INCOME (EXPENSE):

(a) The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2024 MCh$	2023 MCh$
Financial result from:		
Financial assets held for trading at fair value through profit or loss:		
Financial derivative contracts	3,646,894	4,861,431
Debt Financial Instruments	128,401	315,119
Other financial instruments	25,961	25,986
Financial liabilities held for trading at fair value through profit or loss:		
Financial derivative contracts	(3,698,606)	(4,850,496)
Other financial instruments	(349)	(688)
Subtotal	102,301	351,352
Non-trading financial assets mandatorily measured at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial assets designated as at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial liabilities designated as at fair value through profit or loss:		
Current accounts and other demand deposits and savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	—	—
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:		
Financial assets at amortized cost	239	342
Financial assets at fair value through other comprehensive income	8,050	(4,522)
Financial liabilities at amortized cost	—	(1)
Financial instruments of regulatory capital issued	—	—
Subtotal	8,289	(4,181)
Exchange, indexation and accounting hedging of foreign currency:		
Gain (loss) from foreign currency exchange	(29,561)	36,779
Gain (loss) from indexation for exchange rate	20,067	4,148
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	174,091	79,667
Subtotal	164,597	120,594
Reclassification of financial assets for changes to business models:		
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—
Modifications of financial assets and liabilities:		
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Financial instruments of regulatory capital issued	—	—
Ineffective accounting hedges:		
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—
Other type of accounting hedges:		
Hedges of other types of financial assets	—	—
Total	**275,187**	**467,765**

Banco de Chile and Subsidiaries

(b) **Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in "Exchange, indexation and accounting hedging of foreign currency".**

	2024	2023
	MCh$	MCh$
Loans and advances to Banks	(114)	(13)
Commercial loans	(10,208)	(2,357)
Residential mortgage loans	—	—
Consumer loans	(130)	(33)
Contingent loans	(1,427)	(125)
Total	**(11,879)**	**(2,528)**

34. INCOME ATTRIBUTABLE TO INVESTMENTS IN OTHER COMPANIES:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

Company	Shareholder	2024 MCh$	2023 MCh$
Income attributable to investments in other companies:			
Associates			
Transbank S.A.	Banco de Chile	2,575	7,014
Centro de Compensación Automatizado S.A.	Banco de Chile	1,875	1,686
Redbanc S.A.	Banco de Chile	663	288
Administrador Financiero de Transantiago S.A.	Banco de Chile	610	723
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	483	460
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	151	131
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	145	86
Subtotal Associates		6,502	10,388
Joint Ventures			
Servipag Ltda.	Banco de Chile	1,676	2,201
Artikos Chile S.A. (*)	Banco de Chile	552	820
Subtotal Joint Ventures		2,228	3,021
Subtotal		8,730	13,409
Minority Investments			
Holding Bursátil Regional S.A. (**)	Banchile Corredores de Bolsa	242	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	134	50
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	18	19
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	3	9
Sociedad de Infraestructuras de Mercado S.A. (**)	Banchile Corredores de Bolsa	—	895
Bolsa de Comercio de Santiago, Bolsa de Valores (**)	Banchile Corredores de Bolsa	—	50
Subtotal Minority Investments		397	1,023
Total		**9,127**	**14,432**
Income from disposal of shares in Companies:			
Joint Ventures			
Artikos Chile S.A. (***)	Banco de Chile	7,925	—
Total Investments in other companies		**17,052**	**14,432**

(*) See Note No. 5 Relevant Events, letter (n)
(**) See Note No. 14 Investments in other companies, letter (a).
(***) See Note No. 5 Relevant Events, letter (q).

35. RESULT FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS:

The composition of the results of non-current assets and disposal groups not eligible as discontinued operations during the years 2024 and 2023 is as follows:

	2024	2023
	MCh$	MCh$
Net income from assets received in payment or adjudicated in judicial auction		
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	8,698	5,284
Other income from assets received in payment or foreclosed at judicial auction	57	53
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(1,939)	(1,070)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(14,942)	(5,252)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,382)	(1,165)
Non-current assets held for sale		
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	938	2,971
Assets for recovery of assets transferred in financial leasing operations	2,105	2,325
Other assets	—	—
Disposal groups held for sale	—	—
Total	**(6,465)**	**3,146**

36. OTHER OPERATING INCOME AND EXPENSES:

a) **During the years 2024 and 2023, the Bank and its subsidiaries present other operating income, according to the following:**

	2024	2023
	MCh$	MCh$
Expense recovery	26,179	26,310
Revaluation of prepaid monthly payments	9,771	9,146
Revaluation of tax refunds from previous years	8,451	6,905
Income from investment properties	7,147	6,793
Foreign trade income	102	98
Release of provisions not related to credit risk	—	23,355
Others income	127	332
Total	**51,777**	**72,939**

b) During the years 2024 and 2023, the Bank and its subsidiaries present other operating expenses, according to the following:

	2024 MCh$	2023 MCh$
Write-offs for operating risks	29,407	30,473
Expenses for credit operations of financial leasing	6,976	4,071
Insurance premiums expense to cover operational risk events	6,275	5,779
Legal expenses and trials	2,847	3,063
Card administration	2,209	606
(Release) expense of provisions for operational risk	558	(706)
Provisions for trials and litigation	419	(617)
Write-offs for commercial decisions	407	290
Life insurance	343	275
Valuation expense	256	250
Renegotiated loan insurance premium	235	290
Expenses for charge-off leased assets recoveries	195	493
Provision for pending operations (90 days)	(124)	(117)
Expense recovery from operational risk events	(14,314)	(9,216)
Other expenses	350	1,156
Total	**36,039**	**36,090**

37. EXPENSES FROM SALARIES AND EMPLOYEE BENEFITS:

The composition of the expense for employee benefit obligations during the years 2024 and 2023 is as follows:

	2024 MCh$	2023 MCh$
Expenses for short-term employee benefit	528,466	534,177
Expenses for employee benefits due to termination of employment contract	42,125	35,391
Training expenses	3,440	3,751
Expenses for nursery and kindergarten	1,618	1,513
Other personnel expenses	6,898	7,852
Total	**582,547**	**582,684**

38. ADMINISTRATIVE EXPENSES:

This item is composed as follows:

	2024 MCh$	2023 MCh$
General administrative expenses		
Information technology and communications	157,216	142,731
Maintenance and repair of property and equipment	51,606	49,699
Surveillance and securities transport services	11,651	11,265
External advisory services and professional services fees	11,252	10,326
Office supplies	8,497	8,724
External financial information and fraud prevention service	8,129	7,483
Postal box, mail, postage and home delivery services	6,325	4,839
Energy, heating and other utilities	6,132	5,513
Legal and notary expenses	5,799	5,433
External service of custody of documentation	4,664	3,943
Other expenses of obligations for lease contracts	4,200	4,431
Insurance premiums except to cover operational risk events	4,142	4,167
Expenses for short-term leases	3,658	3,860
Donations	3,249	3,251
Representation and travel expenses	3,191	3,249
Card embossing service	2,084	1,756
Fees for other technical reports	1,063	1,034
Fees for review and audit of the financial statements by the external auditor	873	750
Expenses for leases low value	549	509
Title classification fees	241	169
Fines applied by other agencies	132	108
Other general administrative expenses	9,393	9,354
Outsource services		
Technological developments expenses, certification and technology testing	22,323	25,437
Data processing	11,133	11,907
External collection service	4,841	4,414
External credit evaluation service	5,820	5,729
Call Center service for sales, marketing, quality control customer service	1,695	2,192
External human resources administration services and supply of external personnel	1,820	1,724
Other outsource services	1,144	1,250
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	473	390
Board expenses		
Board of Directors Compensation	3,500	3,347
Other Board expenses	78	111
Marketing	33,948	39,617
Taxes, contributions and other legal charges		
Contribution to the banking regulator	15,248	14,785
Property taxes	6,020	5,521
Taxes other than income tax	2,803	2,530
Municipal patents	1,752	1,647
Other legal charges	52	60
Total	**416,696**	**403,255**

39. DEPRECIATION AND AMORTIZATION:

The amounts corresponding to charges to results for depreciation and amortization during the years 2024 and 2023, are detailed as follows:

	2024	2023
	MCh$	MCh$
Amortization of intangibles assets		
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	36,265	29,346
Depreciation of property and equipment		
Buildings and land	9,725	9,295
Other property and equipment	18,447	21,098
Depreciation and impairment of leased assets		
Buildings and land	28,672	31,195
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,135	1,017
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	357	357
Amortization of other assets per activity income asset	—	—
Total	**94,601**	**92,308**

40. IMPAIRMENT OF NON-FINANCIAL ASSETS:

As of December 31, 2024 and 2023, the composition of the item for impairment of non-financial assets is composed as follows:

	2024	2023
	MCh$	MCh$
Impairment of intangible assets	—	25
Impairment of property and equipment	1,121	1,754
Impairment of assets from income from ordinary activities from contracts with customers	1,730	(17)
Total	**2,851**	**1,762**

41. CREDIT LOSS EXPENSE:

(a) The composition is as follows:

	2024 MCh$	2023 MCh$
Expense of provisions established for loan credit risk	452,448	423,015
Expense of special provisions for credit risk	3,610	3,256
Recovery of written-off credits	(65,313)	(62,266)
Impairments for credit risk from financial assets at fair value through other comprehensive income	1,009	(2,754)
Total	**391,754**	**361,251**

(b) Summary of the expense of provisions constituted for credit risk and expense for credit losses:

As of December 31, 2024	Expense of loans provisions constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation				
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Subtotal MCh$	Deductible warranty Fogape Covid-19 MCh$	Total MCh$
Loans and advances to Banks								
Provisions established	23	—	—	—	—	23	—	23
Provisions released	—	—	—	—	—	—	—	—
Subtotal	23	—	—	—	—	23	—	23
Commercial loans								
Provisions established	2,185	419	—	46,526	67,605	116,735	—	116,735
Provisions released	—	—	(5,007)	—	—	(5,007)	(5,970)	(10,977)
Subtotal	2,185	419	(5,007)	46,526	67,605	111,728	(5,970)	105,758
Residential mortgage loans								
Provisions established	—	—	—	—	10,266	10,266	—	10,266
Provisions released	—	(328)	—	—	—	(328)	—	(328)
Subtotal	—	(328)	—	—	10,266	9,938	—	9,938
Consumer loans								
Provisions established	—	—	—	—	351,670	351,670	—	351,670
Provisions released	—	(14,941)	—	—	—	(14,941)	—	(14,941)
Subtotal	—	(14,941)	—	—	351,670	336,729	—	336,729
Expense (release) of provisions for credit risk	2,208	(14,850)	(5,007)	46,526	429,541	458,418	(5,970)	452,448
Recovery of written-off credits								
Loans and advances to Banks								—
Commercial loans								(19,752)
Residential mortgage loans								(6,941)
Consumer loans								(38,620)
Subtotal								(65,313)
Loan credit loss expenses								**387,135**

As of December 31, 2023	Expense of loans provisions constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible warranty Fogape Covid-19	
	Individual	Group	Individual	Individual	Group	Subtotal		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks								
Provisions established	60	—	—	—	—	60	—	60
Provisions released	—	—	—	—	—	—	—	—
Subtotal	60	—	—	—	—	60	—	60
Commercial loans								
Provisions established	—	—	—	24,791	71,609	96,400	—	96,400
Provisions released	(5,682)	(5,468)	(11,570)	—	—	(22,720)	(23,613)	(46,333)
Subtotal	(5,682)	(5,468)	(11,570)	24,791	71,609	73,680	(23,613)	50,067
Residential mortgage loans								
Provisions established	—	1,034	—	—	12,393	13,427	—	13,427
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	1,034	—	—	12,393	13,427	—	13,427
Consumer loans								
Provisions established	—	14,797	—	—	344,664	359,461	—	359,461
Provisions released	—	—	—	—	—	—	—	
Subtotal	—	14,797	—	—	344,664	359,461	—	359,461
Expense (release) of provisions for credit risk	(5,622)	10,363	(11,570)	24,791	428,666	446,628	(23,613)	423,015
Recovery of written-off credits								
Loans and advances to Banks								—
Commercial loans								(19,540)
Residential mortgage loans								(11,156)
Consumer loans								(31,570)
Subtotal								(62,266)
Loan credit loss expenses								**360,749**

(c) Summary of expense for special provisions for credit risk:

	2024 MCh$	2023 MCh$
Expenses of provisions for contingent loans:		
Loans and advances to Banks	—	—
Commercial loans	5,592	5,585
Consumer loans	(709)	(1,860)
Expenses form provisions for country risk for transactions with debtors with residence abroad	(1,273)	(469)
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:		
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	**3,610**	**3,256**

42. INCOME FROM DISCONTINUED OPERATIONS:

As of December 31, 2024 and 2023, the Bank does not maintain income from discontinued operations.

43. RELATED PARTY DISCLOSURES:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

(a) Assets and liabilities with related parties:

Type of current assets and liabilities with related parties As of December 31, 2024	Related Party Type				
	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Parties MCh$	Total MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss:					
Derivative Financial Instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss:					
Derivative Financial Instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	3,137	—	—	3,137
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Saving accounts and time deposits	151,595	78,618	3,093	19,082	252,388
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016

Banco de Chile and Subsidiaries

Type of current assets and liabilities with related parties As of December 31, 2023	Related Party Type Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Parties MCh$	Total MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss:					
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,620	1,028	11,284	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	—	1,969	11,744	13,713
Allowances established – loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	169,124	13	16	169,163
Contingent loans	—	119,555	4,058	17,669	141,282
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss:					
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	336	200,098	2,161	7,573	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

(b) Income and expenses from related party transactions (*):

As of December 31, 2024	Parent Entity MCh$	Other Legal Entity MCh$	Key personnel of the consolidated Bank MCh$	Other Related parties MCh$	Total MCh$
Interest revenue	—	18,841	454	3,059	22,354
UF indexation revenue	—	1,819	605	2,905	5,329
Income from commissions	146	92,827	43	71	93,087
Net Financial income (expense)	—	35,318	—	—	35,318
Other income	—	—	—	—	—
Total Income	**146**	**148,805**	**1,102**	**6,035**	**156,088**
Interest expense	8,420	7,166	249	1,351	17,186
UF indexation expenses	—	—	—	—	—
Expenses from commissions	—	28,569	—	—	28,569
Expenses credit losses (gains)	—	(1,233)	12	94	(1,127)
Expenses from salaries and employee benefits	—	312	37,918	81,818	120,048
Administrative expenses	—	11,462	3,628	88	15,178
Other expenses	—	—	1	11	12
Total Expenses	**8,420**	**46,276**	**41,808**	**83,362**	**179,866**

As of December 31, 2023	Parent Entity MCh$	Other Legal Entity MCh$	Key personnel of the consolidated Bank MCh$	Other Related parties MCh$	Total MCh$
Interest revenue	—	25,439	499	2,768	28,706
UF indexation revenue	—	3,993	799	3,266	8,058
Income from commissions	165	103,906	24	84	104,179
Net Financial income (expense)	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total Income	**165**	**115,186**	**1,322**	**6,118**	**122,791**
Interest expense	1,998	7,329	538	2,504	12,369
UF indexation expenses	—	—	8	1	9
Expenses from commissions	—	29,508	—	—	29,508
Expenses credit losses (gains)	—	(2,078)	(3)	(15)	(2,096)
Expenses from salaries and employee benefits	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total Expenses	**1,998**	**46,956**	**42,414**	**83,172**	**174,540**

(*) This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

Banco de Chile and Subsidiaries

(c) **Transactions with related parties:** Below are the individual transactions in the year with related parties that are legal entities, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2024

		Description of the transaction
Company name	Nature of the relationship with the Bank	Type of service
Ionix SPA	Other related parties	IT support services
Servipag Ltda.	Joint venture	IT support services
		Collection services
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information
		Brokerage commission
		IT support services
Enex S.A.	Other related parties	Rent spaces for ATM
Universidad del Desarrollo	Other related parties	Advertising service
Universidad Adolfo Ibáñez	Other related parties	Training
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission
		Service of financial information
DCV Registros S.A.	Other related parties	IT services
Redbanc S.A.	Associates	Electronic transaction management services
		IT proyect services
		Installation services
		Fraud prevention services
		IT services
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services
		Custodial services
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission
Manantial S.A.	Other related parties	General expenses
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services
Comder Contraparte Central S.A.	Other related parties	Securities clearing services
Citigroup Global Markets INC	Other related parties	Brokerage commission
Transbank S.A.	Associates	Card processing
		Project consultation
		Fraud prevention services
		Exchange commission
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services
		Collection services
		Transfer services
Artikos Chile S.A.	Joint venture	IT support services
		IT services
Citibank N.A.	Other related parties	Connectivity business commissions
Fundación Teletón	Other related parties	Advertising services
		Donations
Canal 13	Other related parties	Advertising service
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements
Plaza Vespucio SPA	Other related parties	Financial lease agreements
Plaza Oeste SPA	Other related parties	Financial lease agreements
Plaza del Trebol SPA	Other related parties	Financial lease agreements
Plaza Tobalaba SPA	Other related parties	Financial lease agreements
Plaza La Serena SPA	Other related parties	Financial lease agreements
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements

Description of the transaction				Effect on Income		Effect on Financial position	
Term	Renewal conditions	Transactions under equivalent conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
30 days	Contract	Yes	141	—	141	—	—
30 days	Contract	Yes	367	—	367	—	—
30 days	Contract	Yes	4,235	—	4,235	—	387
30 days	Contract	Yes	356	—	356	—	25
30 days	Contract	Yes	423	—	423	—	—
30 days	Contract	Yes	256	—	256	—	—
30 days	Contract	Yes	1,740	—	1,740	—	498
30 days	Contract	Yes	126	—	126	—	—
30 days	Contract	Yes	272	—	272	—	—
30 days	Contract	Yes	203	—	203	—	1
30 days	Contract	Yes	117	—	117	—	—
30 days	Contract	Yes	294	—	294	—	—
30 days	Contract	Yes	17,658	—	17,658	—	1,707
30 days	Contract	Yes	132	—	132	—	—
30 days	Contract	Yes	81	—	81	—	—
30 days	Contract	Yes	108	—	108	—	—
30 days	Contract	Yes	442	—	442	—	—
30 days	Contract	Yes	833	—	833	—	90
30 days	Contract	Yes	1,357	—	1,357	—	—
30 days	Contract	Yes	352	—	352	—	22
30 days	Contract	Yes	379	—	379	—	—
30 days	Contract	Yes	881	—	881	—	91
30 days	Contract	Yes	529	—	529	—	—
30 days	Contract	Yes	387	—	387	—	29
30 days	Contract	Yes	498	—	498	—	97
30 days	Contract	Yes	114	—	114	—	—
30 days	Contract	Yes	87	—	87	—	—
30 days	Contract	Yes	79,025	79,025	—	—	—
30 days	Contract	Yes	657	—	657	—	333
30 days	Contract	Yes	187	—	187	—	—
30 days	Contract	Yes	2,803	—	2,803	—	—
30 days	Contract	Yes	422	—	422	—	2
30 days	Contract	Yes	465	—	465	—	—
Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
30 days	Contract	Yes	449	—	449	—	121
30 days	Contract	Yes	1,599	—	1,599	—	—
30 days	Contract	Yes	202	—	202	—	73
30 days	Contract	Yes	84	—	84	—	—
30 days	Contract	Yes	180	—	—	—	496
30 days	Contract	Yes	127	—	—	—	154
30 days	Contract	Yes	254	—	—	—	810
30 days	Contract	Yes	270	—	—	—	73
30 days	Contract	Yes	135	—	—	—	113
30 days	Contract	Yes	223	—	—	—	543
30 days	Contract	Yes	141	—	—	—	137

Banco de Chile and Subsidiaries

As of December 31, 2023

Company name	Nature of the relationship with the Bank	Description of the transaction Type of service
Ionix SPA	Other related parties	IT license services
		IT support services
Servipag Ltda.	Joint venture	IT support services
		Collection services
		Software services
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information
		Brokerage commission
		IT support services
Enex S.A.	Other related parties	Rent spaces for ATM
DCV Registros S.A.	Other related parties	IT services
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission
Redbanc S.A.	Associates	Electronic transaction management services
		IT proyect services
		IT services
		Fraud prevention services
Sistemas Oracle de Chile Ltda.	Other related parties	IT services
		IT support services
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services
		Custodial services
Manantial S.A.	Other related parties	General expenses
Universidad del Desarrollo	Other related parties	Loyalty
Universidad Adolfo Ibáñez	Other related parties	Training
Canal 13 S.A.	Other related parties	Advertising service
Nexus S.A.	Other related parties	General income
		Card processing
		IT services
		Embossing services
		Customer product delivery services
		Fraud prevention services
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services
Comder Contraparte Central S.A.	Other related parties	Securities clearing services
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission
		Service of financial information
Citigroup Global Markets INC	Other related parties	Brokerage commission
Transbank S.A.	Associates	Card processing
		Project consultation
		Exchange commission
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services
		Transfer services
		Collection services
Artikos Chile S.A.	Joint venture	IT support services
		IT services
Citibank N.A.	Other related parties	Connectivity business commissions
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements
Plaza Vespucio SPA	Other related parties	Financial lease agreements
Plaza Oeste SPA	Other related parties	Financial lease agreements
Plaza del Trébol SPA	Other related parties	Financial lease agreements
Plaza Tobalaba SPA	Other related parties	Financial lease agreements
Plaza la Serena SPA	Other related parties	Financial lease agreements
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements
Plaza Antofagasta SPA	Other related parties	Financial lease agreements

Description of the transaction				Effect on Income		Effect on Financial position	
Term	Renewal conditions	Transactions under equivalent conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
30 days	Contract	Yes	637	—	637	—	61
30 days	Contract	Yes	349	—	349	—	—
30 days	Contract	Yes	386	—	386	—	—
30 days	Contract	Yes	4,358	—	4,358	—	432
30 days	Contract	Yes	220	—	220	—	—
30 days	Contract	Yes	362	—	362	—	1
30 days	Contract	Yes	344	—	344	—	—
30 days	Contract	Yes	289	—	289	—	—
30 days	Contract	Yes	1,381	—	1,381	—	221
30 days	Contract	Yes	319	—	319	—	—
30 days	Contract	Yes	272	—	272	—	—
30 days	Contract	Yes	15,570	—	15,570	—	1,589
30 days	Contract	Yes	542	—	542	—	—
30 days	Contract	Yes	330	—	330	—	—
30 days	Contract	Yes	82	—	82	—	—
30 days	Contract	Yes	91	—	91	—	—
30 days	Contract	Yes	1,326	—	1,326	—	—
30 days	Contract	Yes	1,026	—	1,026	—	42
30 days	Contract	Yes	1,042	—	1,042	—	—
30 days	Contract	Yes	366	—	366	—	—
30 days	Contract	Yes	115	—	115	—	7
30 days	Contract	Yes	334	—	334	—	—
30 days	Monthly	Yes	92	—	92	—	36
30 days	Contract	Yes	148	148	—	—	—
30 days	Contract	Yes	3,487	—	3,487	—	—
30 days	Contract	Yes	405	—	405	—	—
30 days	Contract	Yes	235	—	235	—	—
30 days	Contract	Yes	273	—	273	—	—
30 days	Contract	Yes	380	—	380	—	—
30 days	Contract	Yes	669	—	669	—	61
30 days	Contract	Yes	703	—	703	—	—
30 days	Contract	Yes	141	—	141	—	—
30 days	Contract	Yes	84	—	84	—	—
30 days	Contract	Yes	363	—	363	—	—
30 days	Contract	Yes	580	—	580	—	51
30 days	Contract	Yes	153	—	153	—	—
30 days	Contract	Yes	93,168	93,168	—	9	—
30 days	Contract	Yes	553	—	553	—	300
30 days	Contract	Yes	2,581	—	2,581	—	—
30 days	Contract	Yes	180	—	180	—	—
30 days	Contract	Yes	457	—	457	—	19
30 days	Contract	Yes	383	—	383	—	—
Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
30 days	Contract	Yes	335	—	—	—	129
30 days	Contract	Yes	82	—	—	—	261
30 days	Contract	Yes	243	—	—	—	963
30 days	Contract	Yes	292	—	—	—	373
30 days	Contract	Yes	128	—	—	—	229
30 days	Contract	Yes	246	—	—	—	714
30 days	Contract	Yes	162	—	—	—	306
30 days	Contract	Yes	87	—	—	—	—

Banco de Chile and Subsidiaries

(d) **Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:**

	2024	2023
	MCh$	MCh$
Directory:		
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,500	3,347
Other Board expenses	78	111
Key Personnel of the Management of the Bank and its Subsidiaries:		
Payment for benefits to short-term employees	33,779	36,535
Payment for benefits to employees for termination of employment contract	4,139	1,548
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	37,918	38,083
Total	**41,496**	**41,541**

(e) **Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:**

	2024	2023
	No. Executives	
Directory:		
Directors – Bank and its subsidiaries	17	16
Key Personnel of the Management of the Bank and its Subsidiaries:		
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	74	90
Division Managers / Area – Subsidiaries	27	30
Subtotal	107	126
Total	**124**	**142**

44. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i) Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through *Black-Scholes-Merton*, according to the case.

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

(ii) Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii) Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

(iv) Fair value adjustments.

Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a *Bid/Offer* adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the *Bid/Offer* adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the *Bid, Mid and Offer*, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument's market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals or this one is imperfect.

Liquidity value adjustments are made to trading instruments (including derivatives) only, while *Bid/Offer* adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA/FVA/COLVA are carried out only for derivatives. For its part, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.

(v) Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss ("P&L") and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi) Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a) Hierarchy of instruments valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1: These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

Level 2: They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a) Quoted prices for similar assets or liabilities in active markets.
b) Quoted prices for identical or similar assets or liabilities in markets that are not active.
c) Inputs data other than quoted prices that are observable for the asset or liability.
d) Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

Banco de Chile and Subsidiaries

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards		Forward Points, Inflation forecast and local swap rates are provided by market *brokers* that are widely used in the Chilean market. Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market. Zero Coupon rates are calculated by using the *bootstrapping* method over swap rates.
FX Options	*Black-Scholes Model*	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

Level 3: These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

Banco de Chile and Subsidiaries

(b) Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1	
	2024 MCh$	2023 MCh$
FINANCIAL ASSETS		
Financial Assets held for trading at fair value through profit or loss		
Financial Derivative contracts:		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Debt Financial Instruments:		
From the Chilean Government and Central Bank	210,418	181,702
Other debt financial instruments issued in Chile	—	—
Financial debt instruments issued Abroad	—	—
Subtotal	210,418	181,702
Others	411,689	409,328
Financial Assets at fair value through Other Comprehensive Income		
Debt Financial Instruments: (1)		
From the Chilean Government and Central Bank	550,418	532,203
Other debt financial instruments issued in Chile	—	—
Financial debt instruments issued Abroad	—	—
Subtotal	550,418	532,203
Financial Derivative contracts for hedging purposes		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Total	**1,172,525**	**1,123,233**
FINANCIAL LIABILITIES		
Financial liabilities held for trading at fair value through profit or loss:		
Financial Derivative contracts:		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Others	—	—
Financial derivative contracts for hedging purposes		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Total	**—**	**—**

(1) As of December 31, 2024, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

	Level 2		Level 3		Total	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	227,670	212,475	—	—	227,670	212,475
	2,070,481	1,818,155	—	—	2,070,481	1,818,155
	4,949	3,435	—	—	4,949	3,435
	253	1,311	—	—	253	1,311
	—	—	—	—	—	—
	2,303,353	2,035,376	—	—	2,303,353	2,035,376
	1,285,039	2,845,611	—	—	1,495,457	3,027,313
	206,675	301,948	11,273	34,363	217,948	336,311
	976	—	—	—	976	—
	1,492,690	3,147,559	11,273	34,363	1,714,381	3,363,624
	—	—	—	—	411,689	409,328
	110,359	1,305,449	—	—	660,777	1,837,652
	1,303,708	1,653,182	71,922	88,483	1,375,630	1,741,665
	51,938	207,208	—	—	51,938	207,208
	1,466,005	3,165,839	71,922	88,483	2,088,345	3,786,525
	—	—	—	—	—	—
	73,959	49,065	—	—	73,959	49,065
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	73,959	49,065	—	—	73,959	49,065
	5,336,007	**8,397,839**	**83,195**	**122,846**	**6,591,727**	**9,643,918**
	241,632	221,965	—	—	241,632	221,965
	2,198,068	1,970,024	—	—	2,198,068	1,970,024
	4,151	1,061	—	—	4,151	1,061
	955	3,871	—	—	955	3,871
	—	—	—	—	—	—
	2,444,806	2,196,921	—	—	2,444,806	2,196,921
	990	2,305	—	—	990	2,305
	—	—	—	—	—	—
	141,040	160,602	—	—	141,040	160,602
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	141,040	160,602	—	—	141,040	160,602
	2,586,836	**2,359,828**	**—**	**—**	**2,586,836**	**2,359,828**

Banco de Chile and Subsidiaries

(c) Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	December 2024							
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Financial Assets at fair value through Other Comprehensive Income								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Subtotal	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Total	**122,846**	**1,995**	**1,682**	**83,887**	**(84,697)**	**18,226**	**(60,744)**	**83,195**

	December 2023							
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Financial Assets at fair value through Other Comprehensive Income								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Subtotal	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Total	**141,802**	**4,860**	**(7,355)**	**82,015**	**(63,874)**	**19,141**	**(53,743)**	**122,846**

(1) Recorded in income under item "Net Financial income (expense)".
(2) Recorded in equity under item "Accumulated other comprehensive income".

(d) Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2024		As of December 31, 2023	
	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$
Financial Assets held for trading at fair value through profit or loss				
Debt Financial Instruments:				
Other debt financial instruments issued in Chile	11,273	(255)	34,363	(696)
Subtotal	11,273	(255)	34,363	(696)
Financial Assets at fair value through Other Comprehensive Income				
Debt Financial Instruments:				
Other debt financial instruments issued in Chile	71,922	(2,320)	88,483	(2,721)
Subtotal	71,922	(2,320)	88,483	(2,721)
Total	**83,195**	**(2,575)**	**122,846**	**(3,417)**

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers' quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the *bid/offer* adjustment that is provisioned by these instruments.

(e) Other assets and liabilities:

The following table summarizes the fair values of the Bank's main financial assets and liabilities that are not recorded at fair value in the Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank's income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value	
	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Cash and due from banks	2,699,076	2,464,648	2,699,076	2,464,648
Transactions in the course of collection	372,456	415,505	372,456	415,505
Subtotal	3,071,532	2,880,153	3,071,532	2,880,153
Financial assets at amortized cost:				
Rights from resale agreements and securities lending	87,291	71,822	87,291	71,822
Debt financial instruments	944,074	1,431,083	892,550	1,368,416
Loans and advances to Banks:				
Domestic banks	299,888	—	299,888	—
Central Bank of Chile	—	2,100,933	—	2,100,933
Foreign banks	366,927	418,247	366,245	412,662
Subtotal	1,698,180	4,022,085	1,645,974	3,953,833
Loans to customers, net:				
Commercial loans	19,724,933	19,624,909	19,561,279	19,193,778
Residential mortgage loans	13,180,186	12,269,148	13,000,178	11,656,071
Consumer loans	5,183,917	4,937,679	5,247,985	5,025,163
Subtotal	38,089,036	36,831,736	37,809,442	35,875,012
Total	**42,858,748**	**43,733,974**	**42,526,948**	**42,708,998**
LIABILITIES				
Transactions in the course of payment	283,605	356,871	283,605	356,871
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	14,263,303	13,321,660	14,263,303	13,321,660
Saving accounts and time deposits	14,168,703	15,365,562	14,170,156	15,363,772
Obligations by repurchase agreements and securities lending	109,794	157,173	109,794	157,173
Borrowings from financial institutions	1,103,468	5,360,715	1,071,097	5,152,776
Debt financial instruments issued:				
Letters of credit for residential purposes	849	1,433	946	1,533
Letters of credit for general purposes	1	11	1	12
Bonds	9,689,219	9,358,621	9,596,699	9,090,188
Other financial obligations	284,479	339,305	284,479	339,327
Subtotal	39,619,816	43,904,480	39,496,475	43,426,441
Financial instruments of regulatory capital issued:				
Subordinate bonds	1,068,879	1,039,814	1,057,509	1,035,801
Total	**40,972,300**	**45,301,165**	**40,837,589**	**44,819,113**

Banco de Chile and Subsidiaries

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

(f) Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2024 and 2023:

	Level 1 Estimated Fair Value	
	2024 MCh$	2023 MCh$
ASSETS		
Cash and due from banks	2,699,076	2,464,648
Transactions in the course of collection	372,456	415,505
Subtotal	3,071,532	2,880,153
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	87,291	71,822
Debt financial instruments	892,550	1,368,416
Loans and advances to Banks:		
Domestic banks	299,888	—
Central Bank of Chile	—	2,100,933
Foreign banks	—	—
Subtotal	1,279,729	3,541,171
Loans to customers, net:		
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Subtotal	—	—
Total	**4,351,261**	**6,421,324**
LIABILITIES		
Transactions in the course of payment	283,605	356,871
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	14,263,303	13,321,660
Saving accounts and time deposits	—	—
Obligations by repurchase agreements and securities lending	109,794	157,173
Borrowings from financial institutions	—	—
Debt financial instruments issued:		
Letters of credit for residential purposes	—	—
Letters of credit for general purposes	—	—
Bonds	—	—
Other financial obligations	—	—
Subtotal	14,373,097	13,478,833
Financial instruments of regulatory capital issued:		
Subordinate bonds	—	—
Total	**14,656,702**	**13,835,704**

	Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value	
	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$	2024 MCh$	2023 MCh$
	—	—	—	—	2,699,076	2,464,648
	—	—	—	—	372,456	415,505
	—	—	—	—	3,071,532	2,880,153
	—	—	—	—	87,291	71,822
	—	—	—	—	892,550	1,368,416
	—	—	—	—	299,888	—
	—	—	—	—	—	2,100,933
	—	—	366,245	412,662	366,245	412,662
	—	—	366,245	412,662	1,645,974	3,953,833
	—	—	19,561,279	19,193,778	19,561,279	19,193,778
	—	—	13,000,178	11,656,071	13,000,178	11,656,071
	—	—	5,247,985	5,025,163	5,247,985	5,025,163
	—	—	37,809,442	35,875,012	37,809,442	35,875,012
	—	**—**	**38,175,687**	**36,287,674**	**42,526,948**	**42,708,998**
	—	—	—	—	283,605	356,871
	—	—	—	—	14,263,303	13,321,660
	—	—	14,170,156	15,363,772	14,170,156	15,363,772
	—	—	—	—	109,794	157,173
	—	—	1,071,097	5,152,776	1,071,097	5,152,776
	946	1,533	—	—	946	1,533
	1	12	—	—	1	12
	9,596,699	9,090,188	—	—	9,596,699	9,090,188
	—	—	284,479	339,327	284,479	339,327
	9,597,646	9,091,733	15,525,732	20,855,875	39,496,475	43,426,441
	—	—	1,057,509	1,035,801	1,057,509	1,035,801
	9,597,646	**9,091,733**	**16,583,241**	**21,891,676**	**40,837,589**	**44,819,113**

Banco de Chile and Subsidiaries

The Bank determines the fair value of these assets and liabilities according to the following:

- Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks (including the Central Bank of Chile)	

- Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

- Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

- Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

- Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

45. MATURITY ACCORDING TO THEIR REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2024 and 2023. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

Banco de Chile and Subsidiaries

	December 2024			
Assets	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Cash and due from banks	2,699,076	—	—	—
Transactions in the course of collection	—	372,456	—	—
Financial assets held for trading at fair value through profit or loss:				
Derivative contracts financial	—	87,403	120,813	465,718
Debt financial instruments	—	1,714,381	—	—
Others	—	411,689	—	—
Financial assets at fair value through other comprehensive income	—	123,164	250,542	683,008
Derivative contracts financial for hedging purposes	—	—	—	4,783
Financial assets at amortized cost:				
Rights from resale agreements and securities lending	—	55,295	31,242	754
Debt financial instruments (*)	—	—	16,833	—
Loans and advances to Banks (**)	—	398,512	57,306	211,885
Loans to customers, net (**)	—	5,344,299	2,853,497	7,464,859
Total financial assets	**2,699,076**	**8,507,199**	**3,330,233**	**8,831,007**

	December 2024			
Liabilities	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Transactions in the course of payment	—	283,605	—	—
Financial liabilities held for trading at fair value through profit or loss:				
Derivative contracts financial	—	80,209	103,327	450,350
Others	—	580	—	—
Derivative contracts financial for hedging purposes	—	—	—	10,741
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	14,263,303	—	—	—
Saving accounts and time deposits (***)	—	9,029,159	2,636,427	2,073,931
Obligations by repurchase agreements and securities lending	—	109,214	65	515
Borrowings from financial institutions	—	7,945	161,196	783,552
Debt financial instruments issued:				
Letters of credit	—	138	140	161
Bonds	—	4,451	134,852	1,033,995
Other financial obligations	—	284,479	—	—
Lease liabilities	—	2,252	4,728	19,046
Financial instruments of regulatory capital issued	—	1,815	—	112,095
Total financial liabilities	**14,263,303**	**9,803,847**	**3,040,735**	**4,484,386**
Mismatch	**(11,564,227)**	**(1,296,648)**	**289,498**	**4,346,621**

(*) These balances are presented without deduction of impairment, wich amount to Ch$35 million.
(**) These balances are presented without deduction of their respective provisions, which amount to Ch$786,084 million for loans to customers and Ch$888 million for borrowings from financial institutions.
(***) Excludes term saving accounts, which amount to Ch$374,593 million.

December 2024					
Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
2,699,076	—	—	—	—	2,699,076
372,456	—	—	—	—	372,456
673,934	540,872	405,243	683,304	1,629,419	2,303,353
1,714,381	—	—	—	—	1,714,381
411,689	—	—	—	—	411,689
1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
4,783	25,936	15,741	27,499	69,176	73,959
87,291	—	—	—	—	87,291
16,833	477,895	131,070	318,311	927,276	944,109
667,703	—	—	—	—	667,703
15,662,655	6,849,850	4,175,945	12,186,670	23,212,465	38,875,120
23,367,515	**8,090,872**	**5,318,461**	**13,460,634**	**26,869,967**	**50,237,482**

December 2024					
Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
283,605	—	—	—	—	283,605
633,886	674,660	475,577	660,683	1,810,920	2,444,806
580	410	—	—	410	990
10,741	241	28,906	101,152	130,299	141,040
14,263,303	—	—	—	—	14,263,303
13,739,517	53,594	452	547	54,593	13,794,110
109,794	—	—	—	—	109,794
952,693	150,775	—	—	150,775	1,103,468
439	40	86	285	411	850
1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
284,479	—	—	—	—	284,479
26,026	36,552	18,746	10,105	65,403	91,429
113,910	13,514	11,365	930,090	954,969	1,068,879
31,592,271	**3,507,718**	**2,578,589**	**5,597,394**	**11,683,701**	**43,275,972**
(8,224,756)	**4,583,154**	**2,739,872**	**7,863,240**	**15,186,266**	**6,961,510**

Banco de Chile and Subsidiaries

Assets	December 2023 Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Cash and due from banks	2,464,648	—	—	—
Transactions in the course of collection	—	415,505	—	—
Financial assets held for trading at fair value through profit or loss:				
Derivative contracts financial	—	56,847	130,507	309,218
Debt financial instruments	—	3,363,624	—	—
Others	—	409,328	—	—
Financial assets at fair value through other comprehensive income	—	180,968	721,297	1,790,913
Derivative contracts financial for hedging purposes	—	—	—	14,321
Financial assets at amortized cost:				
Rights from resale agreements and securities lending	—	61,005	10,322	495
Debt financial instruments (*)	—	—	—	507,261
Loans and advances to Banks (**)	—	2,216,942	73,506	229,483
Loans to customers, net (**)	—	5,428,312	2,587,416	6,993,529
Total financial assets	**2,464,648**	**12,132,531**	**3,523,048**	**9,845,220**

Liabilities	December 2023 Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Transactions in the course of payment	—	356,871	—	—
Financial liabilities held for trading at fair value through profit or loss:				
Derivative contracts financial	—	57,324	141,764	319,273
Others	—	2,160	126	—
Derivative contracts financial for hedging purposes	—	—	—	—
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	13,321,660	—	—	—
Saving accounts and time deposits (***)	—	10,037,240	3,459,981	1,450,857
Obligations by repurchase agreements and securities lending	—	157,015	158	—
Borrowings from financial institutions	—	44,387	65,902	5,091,283
Debt financial instruments issued				
Letters of credit	—	175	282	416
Bonds	—	52,443	186,629	956,608
Other financial obligations	—	339,293	—	12
Lease liabilities	—	2,181	4,314	16,655
Financial instruments of regulatory capital issued	—	1,472	—	113,256
Total financial liabilities	**13,321,660**	**11,050,561**	**3,859,156**	**7,948,360**
Mismatch	**(10,857,012)**	**1,081,970**	**(336,108)**	**1,896,860**

(*) These balances are presented without deduction of impairment, wich amount to Ch$58 million.
(**) These balances are presented without deduction of their respective provisions, which amount to Ch$768,968 million for loans to customers and Ch$751 million for borrowings from financial institutions.
(***) Excludes term saving accounts, which amount to Ch$355,725 million.

December 2023					
Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
2,464,648	—	—	—	—	2,464,648
415,505	—	—	—	—	415,505
496,572	560,641	314,649	663,514	1,538,804	2,035,376
3,363,624	—	—	—	—	3,363,624
409,328	—	—	—	—	409,328
2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
14,321	1,530	21,062	12,152	34,744	49,065
71,822	—	—	—	—	71,822
507,261	478,818	128,728	316,334	923,880	1,431,141
2,519,931	—	—	—	—	2,519,931
15,009,257	7,092,458	3,965,966	11,533,023	22,591,447	37,600,704
27,965,447	**8,390,757**	**4,908,580**	**12,882,885**	**26,182,222**	**54,147,669**

December 2023					
Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
356,871	—	—	—	—	356,871
518,361	566,762	431,076	680,722	1,678,560	2,196,921
2,286	19	—	—	19	2,305
—	20,505	3,189	136,908	160,602	160,602
13,321,660	—	—	—	—	13,321,660
14,948,078	60,622	595	542	61,759	15,009,837
157,173	—	—	—	—	157,173
5,201,572	159,143	—	—	159,143	5,360,715
873	171	80	320	571	1,444
1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
339,305	—	—	—	—	339,305
23,150	35,619	27,835	14,876	78,330	101,480
114,728	18,826	10,216	896,044	925,086	1,039,814
36,179,737	**3,000,487**	**2,548,240**	**5,678,284**	**11,227,011**	**47,406,748**
(8,214,290)	**5,390,270**	**2,360,340**	**7,204,601**	**14,955,211**	**6,740,921**

46. FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY:

As of December 31, 2024	CLP MCh$	CLF MCh$	FX Indexation MCh$	USD MCh$
Assets				
Financial assets	21,227,721	22,318,337	171,396	5,307,621
Non-Financial assets	2,153,271	49,318	11,699	429,341
Total Assets	**23,380,992**	**22,367,655**	**183,095**	**5,736,962**
Liabilities				
Financial liabilities	25,758,304	10,716,291	176	5,624,828
Non-Financial liabilities	2,143,825	373,949	1,252	299,241
Total Liabilities	**27,902,129**	**11,090,240**	**1,428**	**5,924,069**
Mismatch of Financial Assets and Liabilities (*)	**(4,530,583)**	**11,602,046**	**171,220**	**(317,207)**

(*) This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2023	CLP MCh$	CLF MCh$	FX Indexation MCh$	USD MCh$
Assets				
Financial assets	26,148,436	21,213,688	145,584	5,593,508
Non-Financial assets	2,024,900	30,487	13,710	344,211
Total Assets	**28,173,336**	**21,244,175**	**159,294**	**5,937,719**
Liabilities				
Financial liabilities	29,851,084	10,433,590	278	6,018,902
Non-Financial liabilities	2,184,491	350,671	721	252,956
Total Liabilities	**32,035,575**	**10,784,261**	**999**	**6,271,858**
Mismatch of Financial Assets and Liabilities (*)	**(3,702,648)**	**10,780,098**	**145,306**	**(425,394)**

(*) This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

	COP	GBP	EUR	CHF	JPY	CNY	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	35,762	280,162	62,903	18,750	5,462	22,361	49,450,475
	—	—	1,273	—	—	—	64	2,644,966
	—	**35,762**	**281,435**	**62,903**	**18,750**	**5,462**	**22,425**	**52,095,441**
	—	6,837	297,367	170,907	230,051	—	845,804	43,650,565
	—	26	3,375	2	34	—	171	2,821,875
	—	**6,863**	**300,742**	**170,909**	**230,085**	**—**	**845,975**	**46,472,440**
	—	**28,925**	**(17,205)**	**(108,004)**	**(211,301)**	**5,462**	**(823,443)**	**5,799,910**

	COP	GBP	EUR	CHF	JPY	CNY	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	42,300	176,380	3,988	18,085	16,225	19,698	53,377,892
	—	23	1,290	1	—	—	38	2,414,660
	—	**42,323**	**177,670**	**3,989**	**18,085**	**16,225**	**19,736**	**55,792,552**
	—	9,951	195,818	291,397	226,389	5,716	729,348	47,762,473
	—	47	3,811	6	12	5	74	2,792,794
	—	**9,998**	**199,629**	**291,403**	**226,401**	**5,721**	**729,422**	**50,555,267**
	—	**32,349**	**(19,438)**	**(287,409)**	**(208,304)**	**10,509**	**(709,650)**	**5,615,419**

47. RISK MANAGEMENT AND REPORT:

(1) Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a) Risk Management Structure

Credit, Market and Operational Risk Management are at all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank's Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, market risk policy and liquidity risk policy. Likewise, it approves the provision models, Additional Provisions Policy and pronounces annually on the sufficient provisions. Additionally, approves the policy of capital management for the monitoring, control, administration and the management of the bank´s capital. Also, it ratifies the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank's strategy and proper implementation of the model in the organization. Along with this, it has approved the risk management policy of the model together with the development framework, validation and follow up of the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank's Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed and becomes aware of the evolution of the different risk management areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee of Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank's capital management are reviewed.

In addition to the Directors' Committees, the Bank's Administration has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, related to specific matters.

The following sections describe the different committees of Directors and Administration mentioned.

Risk Management is developed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a solid regulatory framework, allows for optimal and effective management of the matters they address.

It should be noted that in August 2024, the Corporate Risk Division was established, which consolidates the previous risk divisions that existed in the bank. The division contributes to providing effective governance to the Corporation's main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent education.

Within this Division, the Bank's risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

- Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank's assets and liabilities. Moreover, this management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the board and to communicate promptly the status of market risks in detail accordingly.

- Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

- Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

  Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

- Special Asset Management: is responsible for the collection of credits from all of the Bank's customer segments, with differentiated management in accordance with institutional policies.

  In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

Banco de Chile and Subsidiaries

– Risk Management Monitoring, Reporting and Control: is responsible for managing and controlling Credit Risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses.

  Likewise, it manages risk information and provides it to the different government bodies and interested areas for decision-making and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. themselves, as well as being responsible for the management control of the Corporate Risk Division.

– Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

  Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

– Model Risk and Internal Control: Its purpose is to manage the risks associated with models and processes, for this it is supported by the functions of model validation and monitoring, model risk management, and internal control.

  Conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its insertion within the institution and existing documentation. It monitors the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

  Finally, the internal control function has the responsibility of carrying out an evaluation of the design and operational effectiveness of controls, to comply with regulatory requirements.

– Global Control: Address the operational risk environment and continuity of the business. This management is responsible for managing and supervising the application of policies, standards and procedures in each of the areas within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is in charge for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements of Basel III and business objectives.

  As part of the Global Control Management, there is the Business Continuity Management, which is responsible for managing, controlling and administering recovery strategies in the event of contingency situations, and is also responsible for maintaining the crisis governance model, sustains the continuity of services and related critical operations to the Bank's

payment chain, through a comprehensive and resilient model that includes plans and controlled tests in order to reduce the impact of disruptive events that may affect the bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing through monitoring of realized tasks of the organizational units responsible for the information security, cybersecurity and technological risks.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank's business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division is made up of the Cybersecurity Engineering and Architecture Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

Committees of Directors and Bank Administration

(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and and their price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank's subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank's internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

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(iii) Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank's transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank's comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank's operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the organization (business continuity plans, informations security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank's subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to carry out stress tests and scenario selection methodologies and evaluate the results, among others.

(v) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF's principles are respected, and the bank's medium-term sustainability.

(vi) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. He is also in charge of ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

(vii) Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework the corresponding at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risk based on aggregate results, ensures the updating of the institutional inventory of institutional models and methodologies, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(viii)Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Among the main functions of the Operational Risk Committee are: the development of the comprehensive operational risk management model, including the items regarding the security of the information, continuation of the business and the suppliers where it needs to ensure the implementation and/or updating the regulatory framework related to Policies and Statutes, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; (plans of continuation of the business, security of the information, controles, etc.),avoiding those factors that could endanger the continuation of the bank. ensure that Operational Risk policies are aligned with the Bank's objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

(b) Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c) Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. To this end, there are guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank's effective equity self-assessment process. The Board of Directors approves these guidelines and the models developed.

Banco de Chile and Subsidiaries

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of provisions that must be established based on the following:

- Individual evaluation: mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

- Group evaluation: mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones. In March 2024, the CMF issued the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans, whose provisions will come into force as of the accounting close of January 2025.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

During the 2024, the Bank maintained without modifications the amount of additional provisions established.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, that makes possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of

alerts and limits, which are part of said Framework allowing it to constantly monitor the performance of different indicators and to implement timely corrective actions, in case those are needed. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

(2) Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

During 2024, progress was made in identifying the risks associated with climate change, generating heat maps for the individual portfolio, associated with exposure to Physical and Transition Risks. Likewise, within the framework of the development of the first National Taxonomy commanded by the Ministry of Finance, the Bank has advanced in the construction of a Classification Framework for Sustainable Financial Products and Services, with the objective of classifying the economic activities associated with said loans, using predefined selection criteria.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1. Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

Banco de Chile and Subsidiaries

2. Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3. To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4. Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank's reputational definitions.

5. Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to clients, maintaining the solid fundamentals that characterize the Bank's portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments served by the Bank.

(a) Admission:

In the retail segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an appropriate credit attribution model to approve each operation. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the client, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of clients. These consist of mass evalution of clients through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This makes possible to have preapproved credit offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

While in the Wholesale segments, the management of admission is carried out through an individual analysis of the client and also the relationship with the rest of the entities of the same group that corresponds the client (if aplicable) is considered. This individual analysis or if aplicable analysis of the group, takes into consideration among other factors the capacity to generate cash, the financial situation with emphasize on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The mentioned evaluation is supported by a rating model that permits greater homogeneity in the client analysis and their group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the operations having certain tools designed to meet the needs of the specific characteristics of the businesses and their respective risks.

(b) Follow Up:

From granting a credit until it expires, it is necessary to have a follow up of the behaviour and financial situation of the debtor with emphasis on its payment capacity, as the situation of the client and associated risk change over time. The follow up is an action within the credit process that permits that the bank acts in a proactive way if any signs of impairment in the portfolio at global level are detected or if the capacity of the debtor to comply with its obligations is affected.

In order to properly follow up, methodologies and tools for diverse segments that the bank participates, have been developed, those then permit a proper management of its credit portfolio.

In the retails segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating relevant information for the decisión making in different occasions defined. At the same time special follow ups are generated according to the relevants facts of the environment.

While in the wholesale segments, in a centralized way, a permanent follow up is carried out through management tools at individual level taking into consideration the business segments, economical sectors, based on the periodically updated client and industry information. Through this process the alarms are generated that guarantee the correct and prompt recognition of the risk in the portfolio of individuals. The specific conditions established in the admission at the moment of approval like the financial covenants, coverage of certain guarantees and others, are monitored.

Additionally, in the admission area, simultaneous follow up tasks are carried out that permit the monitoring of the development of the operations from the beginning until recovering the capital, having as the objective to make sure that the portfolio´s risks are correctly and promptly identified, at the same time managing proactively the cases with higher risks.

(c) Recovery and collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, the clients with temporary cash flow problems are favored, debt normalization plans are proposed for viable clients, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable clients with payment intentions, maintaining an adequate risk-return relationship, along with the incorporation of robust tools to differentiated collection management, in accordance with institutional policies and with strict adherence to the current regulatory framework.

In the wholesale segments, when detecting clients that show signs of deterioration or non-compliance with any condition, the commercial area to which the client belongs, together with the Corporate Risk Division, establish action plans for their

regularization. In those cases of greater complexity where specialized management is required, the Special Asset Management area, belonging to the Corporate Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each customer.

(d) Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2024 and 2023, does not exceed 10% of the Bank's effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile MCh$	United States MCh$	England MCh$	Brazil MCh$	Others MCh$	Total MCh$
Financial Assets						
Cash and Due from Banks	1,928,373	652,953	20,508	8	97,234	2,699,076
Financial assets held for trading at fair value through profit or loss:						
Derivative contracts financial						
Forwards (*)	161,046	4,215	30,380	—	32,029	227,670
Swaps (**)	927,824	57,428	917,837	—	167,392	2,070,481
Call Options	3,937	—	1,012	—	—	4,949
Put Options	250	—	3	—	—	253
Futures	—	—	—	—	—	—
Subtotal	1,093,057	61,643	949,232	—	199,421	2,303,353
Debt Financial Instruments						
From the Chilean Government and Central Bank	1,495,457	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	217,948	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	976	—	—	—	976
Subtotal	1,713,405	976	—	—	—	1,714,381
Others Financial Instruments						
Investments in mutual funds	408,121	—	—	—	—	408,121
Equity instruments	1,039	—	—	—	—	1,039
Others	1,930	599	—	—	—	2,529
Subtotal	411,090	599	—	—	—	411,689
Financial Assets at fair value through other comprehensive income:						
Debt Financial Instruments						
From the Chilean Government and Central Bank	660,777	—	—	—	—	660,777
Other debt financial instruments issued in Chile	1,375,630	—	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	51,938	—	—	—	51,938
Subtotal	2,036,407	51,938	—	—	—	2,088,345
Derivative contracts financial for hedging purposes						
Forwards	—	—	—	—	—	—
Swaps	—	28,599	40,794	—	4,566	73,959
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	28,599	40,794	—	4,566	73,959
Financial assets at amortized cost:						
Rights from resale agreements and securities lending	87,291	—	—	—	—	87,291
Debt Financial Instruments						
From the Chilean Government and Central Bank	944,109	—	—	—	—	944,109
Subtotal	944,109	—	—	—	—	944,109
Loans and advances to Banks						
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	300,042	—	—	—	—	300,042
Foreign Banks (***)	—	—	—	269,191	98,470	367,661
Subtotal	300,042	—	—	269,191	98,470	667,703
Loans to Customers, Net						
Commercial loans	19,985,358	—	—	—	119,870	20,105,228
Residential mortgage loans	13,218,586	—	—	—	—	13,218,586
Consumer loans	5,551,306	—	—	—	—	5,551,306
Subtotal	38,755,250	—	—	—	119,870	38,875,120

(*) Others includes: France Ch$28,892 million and Spain Ch$2,313 million.
(**) Others includes: France Ch$43,194 million, Spain Ch$31,437 million and Canada Ch$92,761 million.
(***) Others includes: China Ch$32,260 million and Netherlands Ch$26,931 million.

Banco de Chile and Subsidiaries

	Central Bank of Chile MCh$	Government MCh$	Retail (Individuals) MCh$	Financial Services MCh$	Trade MCh$
Cash and Due from Banks	1,036,476	—	—	1,662,600	—
Financial Assets held for trading at fair value through profit or loss:					
Derivative contracts Financial					
Forwards	—	—	—	199,429	3,890
Swaps	—	—	—	1,972,003	1,079
Call Options	—	—	—	1,182	1,036
Put Options	—	—	—	90	137
Futures	—	—	—	—	—
Subtotal	—	—	—	2,172,704	6,142
Debt Financial Instruments					
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—
Other debt financial instruments issued in Chile	—	—	—	217,948	—
Financial debt instruments issued Abroad	—	—	—	976	—
Subtotal	1,217,317	278,140	—	218,924	—
Others Financial Instruments					
Investments in mutual funds	—	—	—	408,121	—
Equity instruments	—	—	—	1,039	—
Others	—	—	—	2,529	—
Subtotal	—	—	—	411,689	—
Financial Assets at fair value through Other Comprehensive Income:					
Debt Financial Instruments					
From the Chilean Government and Central Bank	—	660,777	—	—	—
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202
Financial debt instruments issued Abroad	—	—	—	51,938	—
Subtotal	—	660,777	—	1,394,496	5,202
Financial Derivative contracts for hedging purposes					
Forwards	—	—	—	—	—
Swaps	—	—	—	73,959	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	—	—	—	73,959	—
Financial assets at amortized cost (*):					
Rights from resale agreements	—	—	—	82,505	—
Debt financial instruments					
From the Chilean Government and Central Bank	—	944,109	—	—	—
Subtotal	—	944,109	—	—	—
Loans and advances to Banks					
Central Bank of Chile	—	—	—	—	—
Domestic banks	—	—	—	300,042	—
Foreign banks	—	—	—	367,661	—
Subtotal	—	—	—	667,703	—

(*) Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	2,699,076
	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
	1,159	—	—	1,483	—	76	—	13	—	4,949
	26	—	—	—	—	—	—	—	—	253
	—	—	—	—	—	—	—	—	—	—
	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353
	—	—	—	—	—	—	—	—	—	1,495,457
	—	—	—	—	—	—	—	—	—	217,948
	—	—	—	—	—	—	—	—	—	976
	—	—	—	—	—	—	—	—	—	1,714,381
	—	—	—	—	—	—	—	—	—	408,121
	—	—	—	—	—	—	—	—	—	1,039
	—	—	—	—	—	—	—	—	—	2,529
	—	—	—	—	—	—	—	—	—	411,689
	—	—	—	—	—	—	—	—	—	660,777
	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
	—	—	—	—	—	—	—	—	—	51,938
	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	73,959
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	73,959
	—	—	—	—	—	—	—	4,786	—	87,291
	—	—	—	—	—	—	—	—	—	944,109
	—	—	—	—	—	—	—	—	—	944,109
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	300,042
	—	—	—	—	—	—	—	—	—	367,661
	—	—	—	—	—	—	—	—	—	667,703

Banco de Chile and Subsidiaries

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States
	MCh$	MCh$
Financial Assets		
Cash and Due from Banks	1,536,512	811,198
Financial assets held for trading at fair value through profit or loss:		
Derivative contracts financial		
Forwards (*)	129,596	13,712
Swaps (**)	739,444	59,478
Call Options	1,939	248
Put Options	542	70
Futures	—	—
Subtotal	871,521	73,508
Debt Financial Instruments		
From the Chilean Government and Central Bank	3,027,313	—
Other debt financial instruments issued in Chile	336,311	—
Financial debt instruments issued Abroad	—	—
Subtotal	3,363,624	—
Others Financial Instruments		
Investments in mutual funds	405,752	—
Equity instruments	2,058	485
Others	844	145
Subtotal	408,654	630
Financial Assets at fair value through other comprehensive income:		
Debt Financial Instruments		
From the Chilean Government and Central Bank	1,837,652	—
Other debt financial instruments issued in Chile	1,741,665	—
Financial debt instruments issued Abroad	—	207,208
Subtotal	3,579,317	207,208
Derivative contracts financial for hedging purposes		
Forwards	—	—
Swaps	—	11,975
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	11,975
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	71,822	—
Debt Financial Instruments		
From the Chilean Government and Central Bank	1,431,141	—
Subtotal	1,431,141	—
Loans and advances to Banks		
Central Bank of Chile	2,100,933	—
Domestic banks	—	—
Foreign Banks (***)	—	—
Subtotal	2,100,933	—
Loans to Customers, Net		
Commercial loans	19,969,857	—
Residential mortgage loans	12,303,154	—
Consumer loans	5,306,436	—
Subtotal	37,579,447	—

(*) Others includes: France Ch$33,034 million and Spain Ch$7 million.
(**) Others includes: France Ch$38,199 million and Spain Ch$31,881 million.
(***) Others includes: China Ch$109,229 million.

	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$
	27,492	9	89,437	2,464,648
	27,450	—	41,717	212,475
	856,718	—	162,515	1,818,155
	955	—	293	3,435
	654	—	45	1,311
	—	—	—	—
	885,777	—	204,570	2,035,376
	—	—	—	3,027,313
	—	—	—	336,311
	—	—	—	—
	—	—	—	3,363,624
	—	—	—	405,752
	—	—	—	2,543
	—	—	44	1,033
	—	—	44	409,328
	—	—	—	1,837,652
	—	—	—	1,741,665
	—	—	—	207,208
	—	—	—	3,786,525
	—	—	—	—
	18,712	—	18,378	49,065
	—	—	—	—
	—	—	—	—
	—	—	—	—
	18,712	—	18,378	49,065
	—	—	—	71,822
	—	—	—	1,431,141
	—	—	—	1,431,141
	—	—	—	2,100,933
	—	—	—	—
	436	205,362	213,200	418,998
	436	205,362	213,200	2,519,931
	—	—	21,257	19,991,114
	—	—	—	12,303,154
	—	—	—	5,306,436
	—	—	21,257	37,600,704

Banco de Chile and Subsidiaries

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade
	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	590,426	—	—	1,874,222	—
Financial Assets held for trading at fair value through profit or loss:					
Derivative contracts financial					
Forwards	—	—	—	124,644	15,853
Swaps	—	—	243	1,739,380	2,610
Call Options	—	—	—	1,899	422
Put Options	—	—	—	809	277
Futures	—	—	—	—	—
Subtotal	—	—	243	1,866,732	19,162
Debt Financial Instruments					
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—
Other debt financial instruments issued in Chile	—	—	—	336,311	—
Financial debt instruments issued Abroad	—	—	—	—	—
Subtotal	2,799,442	227,871	—	336,311	—
Others Financial Instruments					
Investments in mutual funds	—	—	—	405,752	—
Equity instruments	—	—	—	2,543	—
Others	—	—	—	1,033	—
Subtotal	—	—	—	409,328	—
Financial Assets at fair value through Other Comprehensive Income					
Debt Financial Instruments					
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791
Financial debt instruments issued Abroad	—	—	—	207,208	—
Subtotal	473,642	1,364,010	—	1,664,513	17,791
Derivative contracts financial for hedging purposes					
Forwards	—	—	—	—	—
Swaps	—	—	—	49,065	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	—	—	—	49,065	—
Financial assets at amortized cost (*):					
Rights from resale agreements	—	—	—	71,420	—
Debt financial instruments					
From the Chilean Government and Central Bank	507,261	923,880	—	—	—
Subtotal	507,261	923,880	—	—	—
Loans and advances to Banks					
Central Bank of Chile	2,100,933	—	—	—	—
Domestic banks	—	—	—	—	—
Foreign banks	—	—	—	418,998	—
Subtotal	2,100,933	—	—	418,998	—

(*) Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
—	—	—	—	—	—	—	—	—	2,464,648
6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,475
10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
252	—	—	834	—	—	—	28	—	3,435
212	—	—	—	—	—	—	13	—	1,311
—	—	—	—	—	—	—	—	—	—
17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,376
—	—	—	—	—	—	—	—	—	3,027,313
—	—	—	—	—	—	—	—	—	336,311
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	3,363,624
—	—	—	—	—	—	—	—	—	405,752
—	—	—	—	—	—	—	—	—	2,543
—	—	—	—	—	—	—	—	—	1,033
—	—	—	—	—	—	—	—	—	409,328
—	—	—	—	—	—	—	—	—	1,837,652
—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
—	—	—	—	—	—	—	—	—	207,208
—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	49,065
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	49,065
—	—	—	—	—	—	—	402	—	71,822
—	—	—	—	—	—	—	—	—	1,431,141
—	—	—	—	—	—	—	—	—	1,431,141
—	—	—	—	—	—	—	—	—	2,100,933
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	418,998
—	—	—	—	—	—	—	—	—	2,519,931

Banco de Chile and Subsidiaries

(e) Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty's credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

- For commercial loans: Residential and non-residential real estate, liens and inventory.
- For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 248,807 collateral assets as of December 31, 2024 (246,063 in December 2023), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee				
December 2024	Loans MCh$	Mortgages MCh$	Pledges MCh$	Securities MCh$	Warrants MCh$	Total MCh$
Corporate Lending	15,278,242	3,985,392	137,504	559,132	1,345	4,683,373
Small Business Lending	4,826,986	3,465,474	14,464	10,240	—	3,490,178
Consumer Lending	5,551,306	387,195	552	2,500	—	390,247
Mortgage Lending	13,218,586	12,711,594	120	—	—	12,711,714
Total	**38,875,120**	**20,549,655**	**152,640**	**571,872**	**1,345**	**21,275,512**

		Guarantee				
December 2023	Loans MCh$	Mortgages MCh$	Pledges MCh$	Securities MCh$	Warrants MCh$	Total MCh$
Corporate Lending	15,149,334	4,157,394	204,423	610,957	3,503	4,976,277
Small Business Lending	4,841,780	3,330,145	16,097	10,464	—	3,356,706
Consumer Lending	5,306,436	363,923	607	2,633	—	367,163
Mortgage Lending	12,303,154	11,743,317	114	—	—	11,743,431
Total	**37,600,704**	**19,594,779**	**221,241**	**624,054**	**3,503**	**20,443,577**

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

- Accelerating transactions and net payment using market values at the date of default of one of the parties.
- Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.
  Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2024 and 2023 amounted Ch$183,021 million and Ch$140,371 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2024 and 2023 amounted Ch$521,142 million and Ch$459,858 million respectively.

(f) Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank's approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank's credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)			
	1 to 29 days MCh$	30 to 59 days MCh$	60 to 89 days MCh$	90 or more days MCh$
December 2024	837,159	207,787	62,454	—
December 2023	729,515	201,364	65,003	—

(*) These amounts include the overdue portion and the remaining balance of loans in default.

(g) Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$32,929 million and Ch$21,396 million as of December 31, 2024 and December 31, 2023, respectively, the majority of which are properties. All of these assets are managed for sale.

(h) Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

Banco de Chile and Subsidiaries

The following table details the book value of loans with renegotiated terms per financial asset class:

Financial Assets	2024 MCh$	2023 MCh$
Loans and advances to banks		
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net		
Commercial loans	484,156	445,462
Residential mortgage loans	299,599	266,920
Consumer loans	369,183	306,632
Subtotal	1,152,938	1,019,014
Total renegotiated financial assets	**1,152,938**	**1,019,014**

(i) Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2024 MCh$	December 2023 MCh$
Total related debt	579,923	476,459
Consolidated Total or Regulatory Capital	6,955,292	6,578,584
Limit used %	8,34%	7,24%

(3) Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank's Board of Directors, at least annually.

a) Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank's inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report ("MAR") stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

The use as of December within 2024 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$	
	1 - 30 días	1 - 90 días		1 - 30 días
Maximum	2,776	4,487	Maximum	842
Minimum	567	2,826	Minimum	(358)
Average	1,602	3,771	Average	191

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile's event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2024 is illustrated below:

	Cross Currency Funding MUS$
Maximum	1,471
Minimum	112
Average	737

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2024 are shown below:

Banco de Chile and Subsidiaries

	Funding Financial Counterparties / Assets	Deposits/ Loans
Maximum	35%	65%
Minimum	31%	60%
Average	33%	63%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2024 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days
Maximum	0.28	0.19	0.17
Minimum	(0.12)	(0.15)	0.05
Average	0.09	0.04	0.11
Regulatory Limit	N/A	N/A	1.0

The individual and consolidated term liquidity gap are presented below:

	Quarterly Statement of Individual Liquidity Situation As of December 31, 2024. Contractual Basis Values in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,290,736	9,752,494	10,718,420	14,322,153
Cash flow payable (liabilities) and expenses	18,893,992	21,207,713	24,766,475	28,547,005
Liquidity Gap	**11,603,256**	**11,455,219**	**14,048,055**	**14,224,852**

Foreign Currency	De 0 a 7 días	De 0 a 15 días	De 0 a 30 días	De 0 a 90 días
Cash flow receivable (assets) and income	1,242,712	1,583,584	1,498,776	2,131,992
Cash flow payable (liabilities) and expenses	2,560,748	2,817,984	3,299,602	3,820,926
Liquidity Gap	**1,318,036**	**1,234,400**	**1,800,826**	**1,688,934**
Limits:				
One time capital			5,511,914	
Available margin			**3,711,088**	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,272,394,620,745.

	Quarterly Statement of Individual Liquidity Situation As of December 31, 2024. Adjusted Basis Values in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,043,117	9,088,648	9,541,175	11,898,750
Cash flow payable (liabilities) and expenses	8,785,409	9,593,756	10,977,748	13,128,996
Liquidity Gap	**1,742,292**	**505,108**	**1,436,573**	**1,230,246**

Moneda Extranjera	De 0 a 7 días	De 0 a 15 días	De 0 a 30 días	De 0 a 90 días
Cash flow receivable (assets) and income	1,179,186	1,361,969	1,131,049	1,314,079
Cash flow payable (liabilities) and expenses	1,534,143	1,691,583	2,013,567	2,441,066
Liquidity Gap	**354,957**	**329,614**	**882,518**	**1,126,987**
Limits:				
One time capital			5,511,914	
Available margin			**4,629,396**	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,969,011,204,151.

Banco de Chile and Subsidiaries

	Quarterly Statement of Consolidated Liquidity Situation As of December 31, 2024. Contractual Basis Values in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,979,272	10,473,524	11,457,478	15,093,148
Cash flow payable (liabilities) and expenses	19,404,673	21,718,394	25,279,940	29,060,535
Liquidity Gap	**11,425,401**	**11,244,870**	**13,822,462**	**13,967,387**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,242,777	1,583,650	1,498,841	2,132,057
Cash flow payable (liabilities) and expenses	2,560,748	2,817,984	3,299,602	3,820,992
Liquidity Gap	**1,317,971**	**1,234,334**	**1,800,761**	**1,688,935**
Limits:				
One time capital			5,511,914	
Available margin			**3,711,153**	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,272,436,457,280.

	Quarterly Statement of Consolidated Liquidity Situation As of December 31, 2024. Adjusted Basis Values in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,731,653	9,809,678	10,280,233	12,669,745
Cash flow payable (liabilities) and expenses	9,296,090	10,104,437	11,491,213	13,642,526
Liquidity Gap	**1,564,437**	**294,759**	**1,210,980**	**972,781**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,179,252	1,362,035	1,131,114	1,314,144
Cash flow payable (liabilities) and expenses	1,534,143	1,691,583	2,013,567	2,441,132
Liquidity Gap	**354,891**	**329,548**	**882,453**	**1,126,988**
Limits:				
One time capital			5,511,914	
Available margin			**4,629,461**	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,969,053,040,687.

Liquid Assets Consolidated Balance Statement as of December 31, 2024, values in BCh$


944.1
2,699.1
3,802.7
Cash and Due
Investments marked at market prices
Investments marked at amortized cost

Source: Financial Statements Banco de Chile as of December 31, 2024.

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio ("LCR") and Net Stable Financing Ratio ("NSFR"), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.8 times (80%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2024 are shown below:

	LCR	NSFR
Maximum	2.56	1.25
Minimum	1.94	1.20
Average	2.25	1.22
Regulatory Limit	1.0	0.8 (*)

(*) By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

Banco de Chile and Subsidiaries

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2024 and 2023, is as follows:

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2024							
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,822	—	—	—	1,103,467
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,825	4,335,196	3,279,754	7,116,478	48,453,727
Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2023							
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789
Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

(b) Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2024 is illustrated below:

	Value-at-Risk 99% one-day confidence level MCh$
Maximum	2,605
Minimum	334
Average	1,078

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer's ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

Banco de Chile and Subsidiaries

The use of EaR within the year 2024 is illustrated below:

	12- months Earnings-at-Risk 99% confidence level 3 months closing period MCh$
Maximum	260,728
Minimum	175,971
Average	242,263

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2024							
Cash and due from banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivative financial instruments for hedging purposes	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:							
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans and advances to Banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	**9,021,090**	**3,491,210**	**10,091,779**	**10,308,323**	**6,083,155**	**16,367,133**	**55,362,690**

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2023							
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:							
Rights from resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments	—	9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533	—	—	—	2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	**10,884,904**	**3,697,039**	**11,049,122**	**10,357,970**	**6,044,247**	**15,506,109**	**57,539,391**

Banco de Chile and Subsidiaries

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2024							
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivative Financial Instruments for hedging purposes	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued (*)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligation	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	**24,357,577**	**2,991,008**	**4,590,330**	**3,514,803**	**2,761,017**	**6,759,305**	**44,974,040**

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2023							
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (*)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligation	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total liabilities	**24,556,147**	**3,779,317**	**7,921,145**	**3,176,336**	**2,937,047**	**6,815,574**	**49,185,566**

(*) Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i) The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii) The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii) Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVOCI portfolio. Given that the Bank's portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Banco de Chile and Subsidiaries

	Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book					
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/ Off Derivatives (bps)
Less than 1 year	0	238	133	253	(6)	(18)
Greater than 1 year	(15)	133	(18)	125	9	14

bps = basis points.

The worst impact on the Bank's Trading Book as of December 31, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book	MCh$
CLP Interest Rate	(12,529)
Derivatives	(602)
Debt instruments	(11,927)
CLF Interest Rate	(3,051)
Derivatives	105
Debt instruments	(3,156)
Interest rate USD offshore	33
Domestic/offshore interest rate spread USD	(123)
Total Interest rates	**(15,670)**
Banking spread	**(58)**
Total FX and FX Options	**(80)**
Total	**(15,808)**

The modeled scenario would generate losses in the Trading Book for Ch$15,808 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of December 31, 2024, which does not necessarily mean a net loss(gain) but a lower (greater) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Banking Book	MCh$
Impact by Base Interest Rate shocks	(220,830)
Impact due to Spreads Shocks	(44,335)
Higher / (Lower) Net revenues	**(265,165)**

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

	Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio			
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	318	366	(8)	10
Greater than 1 year	158	215	(9)	0

bps = basis points

The worst impact on the Bank's FVOCI portfolio as of December 31, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio	MCh$
CLP Debt Instrument	(32,904)
CLF Debt Instrument	(60,179)
Interest rate USD offshore	13
Banking spread	(5,027)
Corporative spread	(839)
Total	**(98,936)**

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$98,936 million.

The main negative impact on the Trading Book would occur as a result of an increase in rates on debt instruments in CLP over 1 year, followed by an increase in CLF debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF and CLP greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

Banco de Chile and Subsidiaries

(4) Other Information related to Financial Risks:

Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	2,377,312	2,084,441	(817,430)	(929,094)	(1,103,430)	(816,453)	(169,344)	(160,125)	287,108	178,769
Derivative financial liabilities	2,585,846	2,357,523	(817,430)	(929,094)	(1,103,430)	(816,453)	(334,897)	(294,410)	330,089	317,566

(5) Operational risk:

One of the Bank's objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank's collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division administer the management of this risk, through the establishment of a Global Control Management. Likewise, the "Superior Committee for Operational Risk" and the "Committee for Operational Risk" supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action:

Modelo Integral de Gestión de Riesgo Operacional


1. Identification and Assessment
Management Scope
Main Tools
Fraud Management
Process Evaluation
Control Testing
Event Management
Loss Base Management
Risk Profile and Appetite Framework
Generation of stress test models for operational risk
Supplier Mangement
Self-Assessment Matrix
Project Assessment
Control of Subsidiaries
Operational Risk Model
Scenario Analysis
Risk Indicators
Risk Appetite Framework
Methodologies and Procedures
Regulatory Framework
Data Analysis
Monitoring and tracking of Action Plans
2. Control and Mitigation
3. Monitoring and Reporting
4. Operational Risk Culture

The aforementioned processes correspond to:

1. **Identification and Evaluation:** At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

   The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. **Control and Mitigation:** Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

   Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. **Monitoring and Reporting:** This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

   At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. **Operational Risk Culture:** The Global Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

- Fraud Management
- Process Assessment
- Testing of Controls
- Event Management
- Loss Base Management
- Profile and Risk Appetite Framework
- Generation of stress test models for Operational Risk
- Supplier Management
- Management Self-Assessment Matrix
- Operational Risk Assessment for Projects
- Subsidiary Control

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2024 and 2023:

	December 2024			December 2023		
Category	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	61	—	61	222	(14)	208
External fraud	26,185	(12,738)	13,447	26,969	(8,918)	18,051
Work practices and safety in the business position	1,707	(17)	1,690	3,034	—	3,034
Customers, products and business practices	673	—	673	1,169	—	1,169
Damage to physical assets	1,170	(152)	1,018	1,208	(161)	1,047
Business interruption and system failures	2,451	(1,549)	902	951	—	951
Execution, delivery and process management	4,175	(24)	4,151	3,182	(609)	2,573
Total	**36,422**	**(14,480)**	**21,942**	**36,735**	**(9,702)**	**27,033**

Cybersecurity

The Cybersecurity Engineering and Architecture Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank's operations.

On the other hand, the Technological Risk and Cyber Intelligence Management aims to ensure security and the integration of information security and cybersecurity risks, preventing attacks perpetuated by different threat agents. Manage and respond to cyber intelligence requirements that allow strengthening strategic decision-making within the organization through analytical models, in order to provide support to processes and mechanisms that seek to achieve greater security, protection and resilience against the current threat landscape.

Finally, the Cybersecurity Management and Subsidiary Control Management is in charge of defining, managing and carrying out the strategic plan of the cybersecurity division. Their responsibilities include ensuring optimal and efficient use of resources, as well as providing and supervising cybersecurity policies to suppliers, among other matters. Likewise, management must guarantee the implementation of guidelines and controls that establish cybersecurity regulations, in addition to managing the regulatory framework of the Division's processes. Also, he is responsible for strengthening the cybersecurity culture within the organization and supporting the management of cross-functional functions and initiatives related to cybersecurity. Finally, it has the task of establishing and controlling cybersecurity management in the bank's subsidiaries.

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity that through its policy and norm establishes the guidelines to manage, control and administrate the strategies for recovering from contingency situations, maintains the crisis governance model, sustain the continuity of services and critical operations related to the payment chain, through a comprehensive resilient model that includes plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing controls, by monitoring the tasks carried out by the organizational units responsible for information security, cybersecurity and technological risk.

That is why Business Continuity has methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

- **Document Management:** It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

- **Business Continuity Tests:** It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank's critical products and services.

- **Crisis Management:** Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

- **Critical Supplier Management:** This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

- **Alternative Site Management:** It includes the continuous management and control of secondary physical locations for the Bank's critical units, to keep the operation active in case of failure in the main work location. The objective is to protect

and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

– **Relations with subsidiaries and External Entities:** It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

– **Continuous Improvement:** considers the application of processes, automation and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

– **Training:** It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees on the areas of the business continuity model.

– **Cybersecurity Control:** Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank's information security, cybersecurity and technological risk.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

48. INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY RATIOS:

Requirements and Capital Management:

The main objectives of the Bank's capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2024, the Bank has met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2024, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional

Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, required starting from the month of May 2024. In the monetary policy meeting of November 2024, the central bank agreed to maintain the same level of 0,5% requirement.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted in a ratio of 25% no later than June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital in proportion to the minimum legal requirements. On January 17, 2025 the CMF communicated the resolution adopted by its board regarding the charge for Pillar 2, maintaining the current requirement for Banco de Chile on that date, equivalent to 0.13%, which must be constituted 100% as of 30 June 2025.

On April 1, 2024, the CMF reported the result of the annual review of the banks' systemic importance rating, maintaining an additional basic capital charge of 1.25% of the APR for Banco de Chile, payable in accordance to the gradualness defined by the regulations, so the capital charge required as of December 2024 is equivalent to 75% of said percentage. As of the date of these financial statements CMF has not reported additional requirements or any changes linked to Banco de Chile's status as a systemic bank.

It should be noted that the Basel III banking solvency standards still consider a series of transitory regulations. These measures include: i) the gradual adoption of requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters. It is important to mention that on December 1, 2024 the gradual adaption of the conservation buffer, reaching 2.5% of risk-weighted assets, which is fully constituted by Banco de Chile.

Banco de Chile and Subsidiaries

Information on regulatory capital and capital adequacy indicators is presented below:

Item No.	Total assets, risk-weighted assets and components of the effective equity according to Basel III Item description	Note	Local and Overall consolidated Dec-2024 MCh$	Local and Overall consolidated Dec-2023 MCh$
1	Total assets according to the statement of financial position		52,095,441	55,792,552
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,544,175	2,253,206
4	Derivative credit equivalents	c	1,056,941	886,789
5	Contingent loans	d	3,104,187	2,827,120
6	Assets generated by the intermediation of financial instruments	e	—	—
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**53,712,394**	**57,253,255**
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	32,704,910	31,887,173
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,309,590	1,693,317
10	Operational risk weighted assets (ORWA)	g	4,339,979	4,110,324
11.a	**= (8.a/8.b+9+10) Risk-weighted assets (RWA)**		**38,354,479**	**37,690,814**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)**		**38,354,479**	**37,690,814**
12	Owner's equity		5,622,999	5,237,283
13	Non-controlling interest	i	2	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	**= (12+13-14-15) Core Tier 1 Capital (CET1)**		**5,623,001**	**5,237,285**
17	Additional deductions to core tier 1 capital, other than item 2	l	111,087	60,992
18	**= (16-17-2) Core Tier 1 Capital (CET1)**		**5,511,914**	**5,176,293**
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts applied to AT1	l	—	—
24	**= (19+20+21+22-23) Additional Tier 1 Capital (AT1)**		**—**	**—**
25	**= (18+24) Tier 1 Capital**		**5,511,914**	**5,176,293**
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	408,811	398,590
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,034,567	1,003,701
28	**= (26+27) Equivalent tier 2 capital (T2)**		**1,443,378**	**1,402,291**
29	Discounts applied to T2		—	—
30	**= (28-29) Tier 2 capital (T2)**		**1,443,378**	**1,402,291**
31	**= (25+30) Effective equity**		**6,955,292**	**6,578,584**
32	**Additional basic capital required for the constitution of the conservation buffer**	o	**958,862**	**706,706**
33	**Additional basic capital required to set up the countercyclical buffer**	p	**191,772**	**—**
34	**Additional basic capital required for banks qualified as systemic**	q	**359,573**	**235,569**
35	**Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)**	r	**47,943**	**—**

a) Corresponds the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has foreign subsidiaries, subtracting totally its value in assets and CET1.
b) Corresponds the value of the asset items that are subtracted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.
c) Corresponds the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.
d) Corresponds the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.
e) Corresponds the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.
f) Corresponds the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.
g) Corresponds the estimated market risk weighted assets according to the chapter 21-7 of the RAN.
h) Corresponds the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.
i) Corresponds to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners' assets.
j) Assets that correspond to goodwill.
k) Corresponds to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners' equity.
l) In the case of CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of the AT1, the discounts apply directly if they exist
m) Provisions and subordinated bonds allocated to additional capital tier 1 (AT1), as established in Chapter 21-2 of the RAN.
n) Provisions and subordinated bonds attributed to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.
o) Corresponds to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.
p) Corresponds to the additional basic capital (CET1) for the constitution of the counter-cyclical buffer, as established in Chapter 21-12 of the RAN.
q) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN.
r) Corresponds to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

Banco de Chile and Subsidiaries

No. Item	Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Note	Local and Overall consolidated Dec-2024 %	Local and Overall consolidated Dec-2023 %
1	**Leverage Ratio (T1 I18/T1 I7)**		10.26%	9.04%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	**CET 1 Capital Ratio (T1 I18/T1 I11.b)**		14.37%	13.73%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5.51%	5.13%
2.b	Capital buffer shortfall	b	—	—
3	**Tier 1 Capital Ratio (T1 I25/T1 I11.b)**		14.37%	13.73%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7.03%	6.63%
4	**Regulatory Capital Ratio (T1 I31/T1 I11.b)**		18.13%	17.45%
4.a	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9.06%	8.63%
4.b	Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12.06%	10.94%
5	***Credit rating***	d	A	A
	Regulatory compliance for Capital Adequacy			
6	**Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)**	e	1.25%	1.25%
7	**Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital**	f	18.40%	19.16%
8	**Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)**	g	—	—
9	**Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)**	h	N/A	N/A

(*) T1 Ix: corresponds to item x of the previous table.

a) In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements. In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.
For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2. The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.5%, respectively (1.25% and 0% as of December 31, 2023). The transitional provisions require 75% of the capital charge per systemic bank as of December 31, 2024 (50% as of December 31, 2023) and 25% of the charge for Pillar 2, which is covered by 56, 3% with basic capital (there is no requirement for Pillar 2 as of December 31, 2023).

b) The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above. In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% (75% as of December 31, 2023) and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5% as of December 31, 2024 (0% as of December 31, 2023).

c) It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.

d) It corresponds to the solvency classification as established in article 61 of the general banking law.

e) Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.

f) Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.

g) Additional Tier 1 capital cannot exceed 1/3 of core capital.

h) Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.

49. SUBSEQUENT EVENTS:

(a) On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted corresponding to 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

(b) On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date served as Interim General Manager.

(c) On February 11, 2025, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2024:

a) Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b) Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024.

The Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2024 were approved by the Directors on February 11, 2025.

In Management's opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2024 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.
General Accounting Manager

Eduardo Ebensperger O.
Chief Executive Officer

DECLARACIÓN DE RESPONSABILIDAD

MEMORIA ANUAL DEL BANCO DE CHILE AÑO 2024

Los Directores y el Gerente General que formulan esta declaración jurada, manifiestan que el contenido de la Memoria por el ejercicio terminado al 31 de diciembre de 2024, disponible en este documento, es veraz conforme a la información que han tenido en su poder y que les ha presentado la administración de Banco de Chile.

Pablo Granifo Lavín
RUT: 6.972.382-9
Presidente

Francisco Pérez Mackenna
RUT: 6.525.286-4
Vicepresidente

Hernán Büchi Buc
RUT: 5.718.666-6
Director

Jaime Estévez Valencia
RUT: 4.774.243-9
Director

Ana Holuigue Barros
RUT: 5.717.729-2
Directora

Patricio Jottar Nasrallah
RUT: 7.005.063-3
Director

Sinead O´Connor
Directora

Paul Fürst Gwinner
RUT: 6.979.383-5
Director Suplente

Sandra Marta Guazzotti
RUT: 21.249.281-7
Directora Suplente

Eduardo Ebensperger Orrego
RUT: 9.851.837-1
Gerente General

Legal Name: Banco de Chile
Taxpayer ID Number: 97.004.000-5

Headquarters
Ahumada 251, Santiago, Chile
Phone: (56-2) 2637 1111
Fax: (56-2) 2637 3434
www.bancochile.cl
Swift BCHI CL RM

Beijing Representation Office
606 West Tower, Twin Tower, B-12
Jianguomenwai Avenue,
Chaoyang District, Beijing
Phone: (86-10) 5879 4301
Fax: (86-10) 5109 6040
bro@bancochile.bj.cn

Investor Relations
Ahumada 251, Floor 1, Santiago, Chile
Phone: (56-2) 2653 2051
(56-2) 2653 3554
ir@bancochile.cl

Shareholder Relations
Agustinas 975, Office 541, Santiago, Chile
Phone: (56-2) 2653 2980
(56-2) 2653 2294
acciones@bancochile.cl

DCV Registros S.A.
Av. Los Conquistadores 1730,
Torre Nueva Santa María, Floor 24,
Providencia, Chile
Phone: (56-2) 2393 9003
atencionaccionistas@dcv.cl
www.dcv.cl

Diseño: www.marumazzini.cl
Fotografía: Alejandro Balart M. | Pedro Pablo Valverde G.
Íconos: Freepik
Impresión: Fyrma Gráfica

Banco de Chile

Banco de Chile